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February 7, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
SanCor Cooperativas Unidas Limitada
("SanCor") File No. 82-4476

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following original Spanish-language documents pertaining to SanCor:

Information for the Quarter ended on September 30, 2001

1. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

2. Comparison of the profits and losses for the three-month period ended on September 30, 2001 and the three-month period ended on September 30, 2000;

3. Minutes of the Board of Directors Meeting No. 2521, held on November 8, 2001, approving the financial statements; and

4. Minutes of the Audit Committee Meeting No. 284, held on November 8, 2001, approving the financial statements.

Information for the Year ended on June 30, 2001

5. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

6. Minutes of the Board of Directors Meeting No. 2510, held on August 9, 2001, approving the 2000-2001 annual report;

dlw 2/11

7. Minutes of the Board of Directors Meeting No. 2513, held on September 6, 2001, approving the financial statements;

8. Minutes of the Audit Committee Meeting No. 277, held on September 6, 2001, approving the annual report and financial statements;

9. Minutes of the Administrative Council Meeting No. 2512, held on August 24, 2001, approving the agenda for the General Ordinary Assembly;

10. Minutes of the Members Meeting No. 87, held on September 28, 2001, approving the financial statements;

11. Minutes of the Administrative and Trustee Council Meeting No. 2516, held on September 28, 2001, approving the "distribution of charges";

12. Minutes of the Audit Committee Meeting No. 281, held on September 28, 2001, approving the appointment of new members to the Audit Committee;

13. Consideration of the compensation of the members of the Administrative Counsel and Audit Committees; and

14. Commentary on profits and losses for the fiscal year 2000-2001.

Each of the aforementioned Spanish-language documents has been enclosed for your convenience. In addition, the following English-language documents are also enclosed:

15. Quarterly Financial information as of September 30, 2001 audited by Pistrelli, Diaz & Associates, members of Arthur Andersen (in English and Spanish);

16. Copy of SanCor's Management Certificate to the Bank of New York;

17. Report from Pistrelli, Diaz & Associates, members of Arthur Andersen, to the Bank of New York; and

18. Annual financial information as of June 30, 2001 audited by Pistrelli, Diaz & Associates, members of Arthur Andersen, with related auditor's report thereto attached.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by SanCor that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 906-2799 x3083 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosures)

cc: Eduardo Zago
(SanCor Cooperativas Unidas Limitada)
John H. Newman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5134285v4

SanCor Cooperativas Unidas Limitada ("SanCor")

English Summary of Documents for the Quarter ended on September 30, 2001

Document 1

Information for the three-month period ended on September 30, 2001 (the "First Quarter 2001-2002"), including information of the same period for the precedent year, as supplied to the Mercado Abierto Electrónico:

(In Pesos)	September 30, 2000	September 30, 2001
NET SALES	167,682,215	144,788,162
CURRENT ASSETS (Inventories excluded)		
Cash and due from banks	8,760,440	12,209,903
Transitory investments	6,525,831	20,621,734
Receivables	139,869,348	134,049,564
Deferred Charges	10,095,368	11,356,329
Total	165,250,987	178,237,530
CURRENT LIABILITIES	167,677,914	296,385,513

Document 2

Comparison of profits and losses between the First Quarter 2001-2002 and the three-month period ended on September 30, 2000 (the "First Quarter 2000-2001").

Net Sales - The net sales of SanCor during the First Quarter 2000-2001 were P$144,790,000, representing a decrease of 13.7%, compared to the result of P$167,690,000 in the First Quarter 2000-2001. The decrease in the amount of net sales was primarily due to a lower level in the volume of placements and, to a lesser extent, a decrease in the average sale prices.

Cost of Sales - The cost of sales decreased 21.3%, from P$131,070,000 during the First Quarter 2000-2001 as compared to P$103,190,000 in the First Quarter 2001-2002. The Company attributes this decrease primarily to a lower volume of commercial products placed in the market, lower costs due to better use of economic resources, lower levels of raw milk prices and a drop in labor costs. The variation in raw milk prices is due to a market recession.

Sales and Administrative Expenses - Sales expenses increased 13.1% from P$26,250,000 in the First Quarter 2000-2001 to P$29,690,000 in the First Quarter 2001-2002; the administrative expenses decreased 19.60%, from P$4,240,000 in the First Quarter 2000-2001 to P$3,410,000 in the First Quarter 2001-2002. The increase of the sales expenses is a consequence of larger promotion and publicity efforts combined with higher costs of freight. The marked decrease in administrative expenses is due to a better use of the administrative structure.

Financial Results - The net financial expenditures increased 62.3%, from P$8,230,000 in the First Quarter 2000-2001 to P$13,360,000 in the First Quarter 2001-2002. SanCor attributes this increase primarily to growth in the average level of indebtedness and interest rates.

Operating results - The operating results of SanCor decreased by P$2,710,000, from (P$2,790,000) in the First Quarter 2000-2001 to (P$5,500,000) in the First Quarter 2001-2002. This change is a consequence of the revenues and operating costs analyzed above.

Other Net Revenue - The positive net revenue of P$2,330,000 in the First Quarter 2000-2001 changed to (P$3,350,000) in the First Quarter 2001-2002. This decrease is due primarily to the exclusion of profits generated from sales of corporate stock that was recognized in the previous period and from the recognition of a loss in the Early Retirement System.

Net Result - SanCor declared a negative net result of (P$8,850,000) for the First Quarter 2001-2002, and a negative net result of (P$460,000) in the First Quarter 2000-2001. The higher negative result is a consequence of the items analyzed above. Primarily, the result is due to a decrease in the other net revenue and, to a lesser extent, to the negative effect of the operating results.

Document 3

Minutes of the Meeting of the Board of Directors (the "Board") and Trustees of SanCor on November 8, 2001.

The Meeting of the Board and Trustees of SanCor took place on November 8, 2001 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2521). President Miguel Omar Altuna submits to the present members of the Board the report of the 2001-2002 First Quarter financial statements for the First Quarter 2001-2002. The report, which is approved by the Board, consists of the following: (I) balance sheets of SanCor for the First Quarter 2001-2002; (II) Statements of Income of SanCor for the First Quarter 2001-2002; (III) statement of changes in cooperative equity of SanCor for the First Quarter 2001-2002; (IV) origin and application of funds of SanCor for the First Quarter 2001-2002; (V) notes to the financial statements cited previously; (VI) growth of property, plant and equipment; (VII) intangible assets; (VIII) investment in equities and other negotiable securities, and participation in other corporations; (IX) evolution of the reserve, provisions and funds; (X) cost of the sold goods; (XI) assets and liabilities in foreign currency; (XII) purchases and expenses of administration, manufacture and marketing; (XIII) report for the First Quarter 2001-2002 required by the laws of the National Securities Commission; (XIV) table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Mercado Abierto Electrónico; and (XV) note to the Buenos Aires

Stock Exchange, giving the results for the period and details of the net worth in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Board feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 7:00 p.m.

Signed: President Mr. Miguel Omar Altuna
Secretario Mr. Emilio Gerardo Walter

Document 4

Minutes of Meeting No. 284 of the Audit Committee of SanCor.

Report of Meeting No. 284 of the members of the Audit Committee of SanCor, which took place, in Sunchales on November 8, 2001. Mr. Ricardo Alberto Garrone, Ricieri Luis Paulón and Néstor Juan Garetto were in attendance.

The First Quarter 2001-2002 financial statements: the documentation was approved by the Board at its meeting in accordance with Minutes No. 2,521 of the aforementioned directive body. By unanimous consent, the Audit Committee resolved to ratify the financial statements and summary information of SanCor.

This documentation consists of the following items:

(I) Balance sheets of SanCor for the First Quarter 2001-2002;

(II) Statements of income of SanCor for the First Quarter 2001-2002;

(III) Statement of Changes in Cooperative Equity of SanCor for the First Quarter 2001-2002;

(IV) Origin and application of funds of SanCor for the First Quarter 2001-2002;

(V) Notes to the financial statements for the First Quarter 2001-2002;

(VI) Growth of property, plant and equipment;

(VII) Intangible assets;

(VIII) Investment in equities and other negotiable securities, and participation in other corporations;

(IX) Evolution of the reserve, provision and funds;

(X) Cost of the sold goods;

(XI) Assets and liabilities in foreign currency;

(XII) Purchases and expenses of administration, manufacture and marketing;

(XIII) Report for the First Quarter 2001-2002 as required by the laws of the National Securities Commission;

(XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Mercado Abierto Electrónico; and

(XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net worth in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Audit Committee feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 7:50 p.m.

Signed: Mr. Ricardo Alberto Garrone
Mr. Ricieri Luis Paulón
Mr. Néstor Juan Garetto

English Summary of Documents for the Year ended on June 30, 2001

Document 5

Certain financial information for the year ended on June 30, 2001 (the "2000-2001 Fiscal Year").

(In Pesos)	June 30, 2000	June 30, 2001
NET SALES	694,572,033	647,596,433
CURRENT ASSETS (Inventories excluded)		
Cash and due from banks	7,368336	9,320,602
Transitory investments	120,386	2,362,606
Receivables	152,105,127	170,064,012
Deferred Charges	8,356,729	11,709,036
Total	167,950,578	193,456,256
CURRENT LIABILITIES	167,470,672	230,107,060

Document 6

Minutes of Meeting No. 2510 of the Administrative and Trustee Council held on August 9, 2001.

Board approval of the 2000-2001 annual report: information regarding the annual report from the general managers, alternate manager and principal managers on all the points included in the report. The following was resolved: 1) the report corresponding to the 2000-2001 Fiscal Year was approved; and 2) the report will be distributed to the General Ordinary Assembly of SanCor with a discussion planned for September 28, 2001.

Signed by: Oreste José Manrique, President

Document 7

Minutes of Meeting No. 2513 of the Administrative and Trustee Council held on September 6, 2001.

Financial statements for the 2000-2001 Fiscal Year: the Board analyzed different documents that had been presented in relation to the creation of the 2000-2001 annual report. The following documents have been approved by the accountants:

- Balance sheets of SanCor for the 2000-2001 Fiscal Year.
- Income statements of SanCor for the 2000-2001 Fiscal Year.
- Statement of changes in ownership of SanCor for the 2000-2001 Fiscal Year.
- Origin and Application of Funds for the 2000-2001 Fiscal Year.
- Notes to the Consolidated Financial Statements for the 2000-2001 Fiscal Year.
- Growth of property, plant and equipment for the 2000-2001 Fiscal Year.
- Growth of provisions, reserves, and funds for the 2000-2001 Fiscal Year.
- Consolidated balance sheets as of June 30, 2001.
- Consolidated statements of income for the 2000-2001 Fiscal Year.
- Consolidated Origin and Application of Funds for the fiscal year ended on June 30, 2001.
- Notes to the consolidated financial statements as of June 30, 2001.
- Outline of information for the 2000-2001 Fiscal Year.
- Table of sales, current assets and current liabilities as submitted to the Mercado Abierto Electrónico.
- Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 62 of the Domestic Rules of the Buenos Aires Stock Exchange.

Also, the working capital was set at US$128,942,747. Such action was necessary in order that working capital, together with reserves and funds, covers 50% of Total Assets, in accordance with Article 10 of the SanCor Bylaws.

With respect to the above results, the following is set forth:

- The loss of US$4,898,696 from "adjustments in previous years' income," is absorbed by the Special Reserve of Art. 42 of Law 20337.
- The surplus of US$287,044 under the caption "Operations With Non-Affiliates," is allotted to the Special Reserve of Art. 42 of Law 20337.

- The loss of US$6,691,799, under the caption "Other Revenues, Expenditures and Income from Investment," is allotted to the Special Reserve of Art. 42 of Law 20337.
- The surplus of US$3,778,529 under the caption "Operations Accounts," is allotted to the Special Reserve of Art. 42 of Law 20337.

Signed by: Oreste Josė Manrique, President; Enrique Francisco Barufaldi, Secretary

Document 8

Minutes of Meeting No. 277 of the Audit Committee held on September 6, 2001.

Report of the Audit Committee: the President states that it is the responsibility of this department to provide the "Report of the Audit Committee" to the General Shareholders Meeting for review, along with the financial statements, the attached tables, the Outside Auditor's Report and the rest of the documents corresponding to the 2000-2001 Fiscal Year.

The members of the Audit Committee analyze the information contained in the financial statements for the 2000-2001 Fiscal Year.

After their analysis, the committee decided to:

- Ratify the financial statements, all prepared in accordance with applicable procedures.
- Set working capital at US$128,942,747, in accordance with Article 10 of the Bylaws, which action was necessary so that working capital, together with reserves and funds, covers 50% of total assets.
- Absorb the loss of US$4,898,696, under the caption "adjustments in previous years' income," under the Special Reserve of Art. 42 of Law 20337.
- Approve the surplus of US$287,044 under the caption "operations with non-affiliates," and allot to the Special Reserve of Art. 42 of Law 20337.
- Absorb the loss of US$6,691,799 under the caption "other net revenues, expenditures and income from investment," under the Special Reserve of Art. 42 of Law 20337.
- Approve the surplus of US$3,778,529 under "operations accounts," in accordance with the Special Reserve of Art. 42 of Law 20337.

Signed by: Rubén Darío Echavarri - President from The Audit Committee

Document 9

Minutes of Meeting No. 2512 of the Administrative and Trustee Council of SanCor held on August 24, 2001.

President Oreste José Manrique finds the documents to be submitted to the General Assembly acceptable and establishes the order of the day for the assembly. The following are resolved: General Ordinary Assembly shall be held on Friday, September 28, 2001 in Sunchales, Santa Fe; and the meeting of the General Ordinary Assembly shall proceed in the following order:

- Verification of proxies.

- Appointment of two attendees to approve and sign the minutes of the General Assembly.
- Discussion of the sanctions to apply to the following associates: Cooperativa de Tamberos "San Antonio" Limitada No. 483 and Cooperativa Limitada de Tamberos "El Molino" No. 463, established in the Art. 11 of our Bylaws.
- Discussion of the annual report, balance sheets, statement of income, and exhibits, related to the 2000-2001 Fiscal Year. Reports from the statutory audit committee and outside auditor.
- Consideration of the ratification of proposals by the Council Assembly to transfer assets and liabilities, from Asociación Union Tamberos Cooperativa Limitada ("AUT").
- Consideration of the authorization of the Administrative Council to SanCor to participate in an association to produce and market dairy products.
- Consideration of the financing proposal from the International Finance Corporation.
- Consideration of the changes in SanCor's Bylaws.
- Consideration of the changes in the internal regulations of SanCor.
- Consideration on the approval of an operational regulation for the Executive Committee.
- Consideration of the interruption of the capital refunds for a maximum term of three fiscal years, under the Law No. 1027/94 of the ex-Instituto Nacional de Acción Cooperativa.
- Consideration of a global short term note program of US$100,000,000 and the authorization of the Administrative Council to determinate terms and conditions of the program.
- Analysis of Sections No. 67 and No. 78 Law 20337.
- Appointment of a ballot counting committee. Appointment of four members of the Administrative Council to replace members whose terms expire, namely: Messrs. Oreste José Manrique, Juan Carlos Giovenale, Enrique Francisco Barufaldi y Jorge Osvaldo Druetta.
- Appointment of four Alternate Members to replace Messrs. Oclides Amatore Cardelino, Raul Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, as their terms expire.
- Appointment of one member to integrate the Audit Committee to replace Mr. Rubén Darío Echavarri, whose terms expire.
- Appointment of three alternate members for the aforesaid Committee to replace Messrs. Orlando Antonio Beletti, Javier Alberto Bertero y Raul Florencio Morales.

Signed by: Oreste José Manrique, President; Emilio Gerardo Walter, Pro-Secretary.

Document 10

Minutes of Meeting No. 87 of the General Ordinary Assembly, held on September 28, 2001.

<u>First Item: Proxy Committee</u>. The Presidency will consider the constitution of the Proxy Committee. The assembly orders that three people, to be chosen by the President, will constitute the Proxy Committee. Mr. Oreste José Manrique nominated Fernando J. Lorences, Abel

Carignano and Raúl Tabella, and each was approved unanimously by the Assembly. The nominations will become final once the proper credentials have been established. The President announces that the Internal Administrative Council Commission will offer additional information regarding aspects of developing work by our committee, in its varying sectors, during the 2000-2001 Fiscal Year. Fernando J Lorences, member of the Proxy Committee, established the authorization of 69 cooperatives, with 346 delegates to participate in the Assembly.

Second Item: Appointment of two assemblymen to approve and sign the act of the assembly, together with the President and Secretary. The President considers the appointment of two delegates who along with the President and Secretary will approve the acts of the General Ordinary Assembly. The nominees will be Mr. Raúl Juan Avila and Mr. Hugo Daga who will represent, as delegates, "Sunchales" No. 1 and "Las Dos Provincias" No. 13, respectively. The Committee unanimously accepts these two nominations.

Third Item: Discussion of the sanctions that apply to the following associates: Cooperativa de Tamberos "San Antonio" Limitada No. 483 and Cooperativa Limitada de Tamberos "El Molino" No. 463, established in the Art. II of the SanCor Bylaws. The assembly unanimously adopts the following resolutions: 1. to exclude Cooperativa de Tamberos "San Antonio" Limitada No. 483 and Cooperativa Limitada de Tamberos "El Molino" No. 463, with respect to the established items in article 10 of our Bylaws; and 2. as a consequence of that and according to the established in Art. 11 of our Bylaws, they have to pay an indemnification.

Fourth Item: Consideration of the annual report, balance sheet, income statements, and attached tables of the 2000-2001 Fiscal Year. Audit Committee and Outside Auditor's reports. The assembly considers and resolves to approve the above documents and discusses each point contained therein.

Fifth Item: Consideration of the ratification by the Council Assembly of transfer assets and liabilities from AUT. The assembly unanimously adopts the following resolutions: 1. SanCor will buy the Milkaut's controlling share for US$59,170,000 and will pay part of this value with a brand valued at US$35,000,000; 2. SanCor will buy AUT property valued at US$1,940,666; 3. AUT will transfer debt to SanCor in the amount of US$12,000,000; and 4. there will be an integration of US$14,110,666 in debt between AUT to SanCor.

Sixth Item: Consideration of the authorization by the Administrative Council to SanCor to participate in an association to produce and market dairy products. The assembly unanimously adopts the resolution to authorize the participation of SanCor as a shareholder of Milkaut S.A.

Seventh Item: Consideration of the financing proposal from the International Finance Corporation. The assembly unanimously adopts the resolution to accept financing from the International Finance Corporation. The offer contemplates the following points: 1. financing of a majority portion of the operation, restructuring and a future growth of SanCor; 2. governance through an Executive Committee; and 3. constitution of guarantees with tangible and intangible assets under Sancor's brand.

Eighth Item: Consideration of changes in SanCor's Bylaws. The assembly approves the reformation of the Bylaws and internal regulations.

Ninth Item: Consideration of the changes in the internal regulations of SanCor. The assembly unanimously adopts the resolution to change election rules.

Tenth Item: Consideration of the approval of Operational Regulations of the Executive Committee. The assembly unanimously adopts the resolution to approve the regulation that governs the SanCor Executive Committee.

Eleventh Item: Consideration of the suspension of capital refunds available for a maximum term of three fiscal years, under the Law No. 1027/94 of the ex-Instituto Nacional de Acción Cooperativa. The assembly unanimously ratifies the following: 1. discontinue for the term of three fiscal years, the total refund of capital integrated by the associates; 2. the capital pending of refund of the associates in the Cooperative who will have accrued an interest equivalent to 50% of the interest rate fixed by Banco de la Nación Argentina in savings account operations; and 3. while capital balances of refund exist, SanCor established the obligation of capitalizing the returns and interests on the capital to the associates.

Twelfth Item: Consideration of a global short term note program of up to US$100,000,000 and consideration of the authorization by the Administrative Council of the terms and conditions of the program. The assembly considers and resolves to approve the documents in relation with these points.

Thirtieth Item: Consideration of Articles No. 67 and 78 of Law 20337. The President will record that Articles 67 and 78 the Law of Cooperatives No. 20337 refer to the compensation for the dedicated work of the members of the Administrative Council and Audit Committee for the accomplishment of the institutional activity. The President has recorded that the Assembly of September 29th, 2000, set about these topics. The assembly unanimously adopts for the period between September 30th, 2000, and the date of the next meeting of the General Ordinary Assembly of SanCor, the following resolutions:

- For the President, Vice-President, Secretary and Treasurer of the Administrative Council and the President of the Audit Committee: to pay each in the amount of P$2,200 per month.
- For the Pro-Secretary, Pro-Treasurer and the rest of the members of the Administrative Council and Audit Committee: to pay each in the amount of P$1,800 per month.
- For deputies of the Administrative Council: to pay each in the amount of P$60 for each day of the enforcement of the institutional activity. The Administrative Council has the authority to change these amounts.

Fourteenth Item: Appointment of a ballot counting committee. Appointment of four full members of the Administrative Council to replace member whose term expire, namely: Messrs. Oreste José Manrique, Juan Carlos Giovenale, Enrique Francisco Barufaldi and Jorge Osvaldo Druetta. Appointment of four Alternate Members of the Administrative Council to replace Messrs. Ing. Agr. Oclides Amatore Cardelino, Raul Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, as their terms expire. Appointment of a full member to integrate the Audit Committee who will replace Mr. Ruben Dario Echavarri, whose term expires. Appointment of three alternate members for the aforesaid Committee to replace Messrs. Orlando

Antonio Berletti, Javier Alberto Bertero and Raul Florencio Morales, whose terms expire. The following are unanimously elected by the Presidency: for the Administrative Council: 1. official members: Oclides Amatore Cardelino; Raul Antonio Maranzana; Roberto Osvaldo Marchiaro and Ariel Aldo Salera; 2. alternative members: Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco; Oscar Júan Carreras and Alberto Eduardo Rossetti; and 3. for the Audit Committee: Nestor Juan Garetto; Alternative Syndics: Idelberto Néstor Artesana; Oscar Roberto Ferrero and Alberto Raúl Linguetti.

In conclusion, the General Ordinary Assembly feels it has addressed all issues for the day. There being no more issues to address, the delegates authorized the Presidency to conclude the Ordinary General Assembly of associates of SanCor at 14:55 p.m.

Signed by: Oreste José Manrique, President; Enrique Francisco Barufaldi, Secretary.

Document 11

Minutes of Meeting No. 2516 of Administrative Council held on September 28, 2001.

Distribution of employee titles: the President, Mr. Oreste José Manrique, announces the distribution of employee duties and titles. President: Mr. Miguel Omar Altuna; Vice-President: Mr. Juan Carlos Meia; Secretary: Mr. Emilio Gerardo Walter; Pro-Secretary: Mr. Clemar Juan Garnero; Treasurer: Mr. Alberto Eduardo Sánchez; Pro-Treasurer: Mr. Alberto César Vázquez. Official Vocals: Messrs. Walter Valentin Toldo; Miguel Angel Cardinali; Oclides Amatore Cardelino; Raúl Antonio Maranzana; Roberto Osvaldo Marchiaro and Ariel Aldo Salera. At the same time, the following are appointed as alternative members of the Administrative Council: Messrs. Eduardo Isaac Honorio Barcarolo; Vicente Carlos Bauducco; Oscar Juan Carreras and Alberto Eduardo Rosetti.

In conclusion, the General Ordinary Assembly feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 18:20.

Signed: Oreste José Manrique, President; Enrique Francisco Barufaldi, Secretary
Roberto Osvaldo Marchiaro, President "ad hoc"; Ariel Aldo Salera, Secretary "ad hoc".

Document 12

Minutes of Meeting No. 281 of the Audit Committee; held on September 28, 2001.

Appointment of new members to the Audit Committee: beginning September 28, 2001, the Audit Committee is comprised of: Ricardi Alberto Garrone, Ricieri Luis Paulón and Nestor Juan Garetto. And, as deputies: Mr. Idelberto Néstor Artesana; Mr. Oscar Roberto Ferrero and Mr. Alberto Raul Linguetti. Mr. Ricardo Alberto Garrone was elected President of the Audit Committee.

In conclusion, the Audit Committee feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 19:20.

Signed: Rubén Dario Echavarri
Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto

Document 13

Chart pertaining to remuneration of the members of the Administrative Council and Audit Committee (see below).

General Balance at June 30, 2001

1.	Affect on the Income Statement	P$388,681
2.	Final amount proposed to the Assembly	388,681
Other information to Determine Computable Utility		
3.	Results of the fiscal year (net taxes)	(2,626,226)
4.	More (less) adjustments to previous fiscal years	(4,898,696)
5.	Less losses accumulated at the beginning of the fiscal year	----------
6.	Special Reserve Art. 42 Law 20337 (results of "non-affiliated operations" and "other revenue and expenditures")	6,404,755
	Subtotal	(1,120,167)
7.	Plus assignments to the Administrative Council	388,681
8.	Computable Earnings – Total	(731,486)
9.	Proportion between computable earnings and remuneration (in %)	(53,14)%
10.	Proportion between computable earnings and dividends (in %)	----------

Document 14

Comparison of the table of results between the 2000-2001 Fiscal Year and the twelve-month period ended on June 30, 2000 (the "1999-2000 Fiscal Year").

Net Sales - The net sales of SanCor during the 2000-2001 Fiscal Year were P$716,000,000, representing a decrease of 7.76%, compared to the sum of P$776,220,000 in the 1999-2000 Fiscal Year. The decrease of net sales was primarily due to a smaller volume of sales in the market, partially offset by a better average level of the prices.

Cost of Sales - The cost of sales decreased 11.04% from P$599,000,000 in the Fourth Quarter of 1999-2000 as compared to P$532,860,000 in the Fourth Quarter of 2000-2001. SanCor attributes this decrease primarily to the lower demand of the commercial products and to improvements in the use of economical resources. The variation shown in the raw milk market is fundamentally due to a slower production of milk in the national market. This variation also shows the lower level of output from SanCor.

Commercial and Administrative Expenses - Commercial expenses decreased 1.00%, from P$124,790,000 in the Fourth Quarter of 1999-2000 to P$123,540,000 in the Fourth Quarter

2000-2001; and the administrative expenses decreased 8.99%, from P$24,040,000 in the Fourth Quarter 1999-2000 to P$21,880,000 in the Fourth Quarter 2000-2001. The decrease in commercial expenses is primarily due to a smaller level of product placement. The decrease in administrative expenses is primarily attributed to improvements in the administrative structure.

Net Financial Expenditures - During the Fourth Quarter 2000-2001, net financial expenditures increased 34.5% from P$35,030,000 in the Fourth Quarter 1999-2000 to P$47,100,000. SanCor attributes this increase primarily to growth in the average level of indebtedness and the improved interest rates.

Operating Results - The operating results of SanCor decreased P$2,260,000 from (9,330,000) in the Fourth Quarter of 1999-2000 to (11,590,000) in the Fourth Quarter 2000-2001. This change is a consequence of the revenue and operating costs already analyzed.

Other Net Revenue - This line of business increased from P$2,090,000 in the Fourth Quarter 1999-2000 to P$8,770,000 in the Fourth Quarter 2000-2001. This increase is primarily due to the sales results of subsidiaries.

Net Result - SanCor declared a net negative result of P$2,630,000 for the Fourth Quarter 1999-2000, a decrease from P$7,190,000 in the Fourth Quarter 2000-2001.

Document 1

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de tres meses finalizado el 30 de septiembre de 2001, comparativo al mism[o] período de ejercicio anterior

(En Pesos)	30/09/2000	30/09/2001
I)- **VENTAS NETAS**	**167.682.215**	**144.788.162**
II)- **ACTIVOS CORRIENTES** (Excluido Bienes de Cambio)		
Caja y Bancos	8.760.440	12.209.903
Inversiones Transitorias	6.525.831	20.621.734
Créditos	139.869.348	134.049.564
Cargos Diferidos	10.095.368	11.356.329
TOTAL	165.250.987	178.237.530
III)- **PASIVOS CORRIENTES**	**167.677.914**	**296.385.513**

"SanCor"
Cooperativas
Unidas Limitada
Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

MIGUEL OMAR ALTUNA
Presidente

Comparación entre el Período de Tres Meses finalizado el 30 de septiembre de 2001 con el Período de Tres Meses finalizado el 30 de septiembre de 2000

Ventas Netas. *Las ventas netas de la Compañía durante el período de tres meses finalizado el 30 de septiembre de 2001 (el "Primer Trimestre 2001/02") fueron de $ 144,79 millones, con una disminución del 13,7 % comparadas con la suma de $ 167,69 millones registrada en dicho rubro en el período de tres meses finalizado el 30 de septiembre de 2000 (el "Primer Trimestre 2000/2001"). Dicha reducción se debió principalmente a un menor volumen de colocaciones y también en menor medida a una disminución del nivel promedio de los precios de venta.*

Costo de Ventas. *El costo de ventas bajó el 21,3 %, de $ 131,07 millones durante el Primer Trimestre 2000/2001 a $ 103,19 millones en el Primer Trimestre 2001/02. La Compañía atribuye esta disminución al menor volumen de productos comercializados, una mejor productividad del resto de costos en función a mejoras en la utilización de los recursos económicos y también a una disminución del precio de la materia prima leche y del costo de mano de obra. La variación señalada para el factor materia prima leche se debe sin duda a la caída generalizada de los precios internos, originada en la situación por la que atraviesa el país, a pesar de la disminución de la producción de leche a nivel nacional.*

Gastos Comerciales y Administrativos. *Los gastos por ventas crecieron un 13,1 %, de $ 26,25 millones en el Primer Trimestre 2000/01 a $ 29,69 millones en el Primer Trimestre 2001/02; los gastos administrativos disminuyeron en el 19,60 %, de $ 4,24 millones en el Primer Trimestre 2000/01 a $ 3,41 millones en el Primer Trimestre 2001/02. El incremento de los gastos por ventas tiene origen en el mayor nivel de publicidad y promoción, combinado con mayores gastos de fletes y traslados. La disminución de los gastos administrativos se atribuye principalmente a la mejor utilización de la estructura disponible.*

Resultados Financieros. *Durante el Primer Trimestre 2001/00, los egresos financieros netos se incrementaron de $. 8,23 millones en el Primer Trimestre 2000/2001 a $ 13,36 millones, es decir el 62,3%. La mencionada variación se debe al crecimiento del nivel promedio del endeudamiento y al incremento de las tasas de interés.*

Resultado Operativo. *El resultado operativo de la Compañía desmejoró en $ 2,71 millones, de $ -2,79 millones en el Primer Trimestre 2000/2001 a $ -5,50 millones en el Primer Trimestre 2001/02. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Otros Ingresos y Egresos Netos. *El resultado positivo de $ 2,33 millones en el Primer Trimestre 2000/2001 pasó a negativo de $ -3,35 millones en el Primer Trimestre 2001/02, fundamentalmente por el efecto combinado de no incluir en este ejercicio utilidades por ventas de participaciones de sociedades que se habían reconocido en el período anterior y además se reconoció el efecto negativo del Régimen de Retiro Anticipado.*

Resultado Neto. *La Compañía declaró un resultado neto negativo de $ 8,85 millones para el Primer Trimestre 2001/02, habiendo sido negativo en $ 0,46 millones en el Primer Trimestre 2000/2001. El mayor resultado negativo surgió de la sumatoria de los conceptos ya analizados, es decir principalmente por el fuerte impacto negativo de Otros Ingresos y Egresos Netos y en menor medido, también por el efecto negativo del Resultado Operativo.*

Document 3

ACTA NUMERO 284
8 de noviembre de 2001

ACTA NUMERO DOSCIENTOS OCHENTA Y CUATRO: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los ocho días del mes de noviembre del año dos mil uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Ricardo Alberto Garrone y Ricieri Luis Paulón y C.P.N. Néstor Juan Garetto. Siendo las diecinueve horas quince minutos se inicia la sesión bajo la Presidencia del titular, señor Ricardo Alberto Garrone. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **ESTADOS CONTABLES PRIMER TRIMESTRE EJERCICIO 2001/2002**: Los integrantes de esta Comisión Fiscalizadora se ocupan de analizar ahora la documentación referida al asunto del epígrafe, diligenciada por el Departamento de Administración y presentada a consideración del Consejo de Administración y de esta Comisión Fiscalizadora por conducto de las Gerencias General y de Área de Administración y Logística mediante informe del 6/11/2001. En la misma se hace referencia a los Estados Contables y a la Información Complementaria correspondientes al primer trimestre del ejercicio económico 2001/2002 de SanCor Cooperativas Unidas Limitada, cerrado el 30 de setiembre de 2001, los que han sido aprobados por el Consejo de Administración de la Cooperativa en su sesión de la fecha (acta N° 2.521). Formalizado el tratamiento pertinente, los señores Síndicos resuelven, por unanimidad, lo siguiente: 1°).- Se ratifican los estados contables y a la información complementaria correspondientes al primer trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, comprendido entre el 1/7/2001 y el 30/9/2001, todo lo cual ha sido confeccionado de acuerdo a cuanto establecen las normas vigentes en la materia, cumplimentándose los requerimientos de los organismos de control pertinentes, razón por la cual la misma adquirirá el carácter de "información principal". 2°).- Integran esa documentación: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de los Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 30 de setiembre de 2001, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluído Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000/420101
Oficinas en Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-5382-7200/ 5382-3350
Fax 54-11-4334-7357
República Argentina

de Buenos Aires, informando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 3°).- En forma unánime se acuerda facultar al Presidente - señor Ricardo Alberto Garrone - para que, en representación de este órgano de fiscalización, proceda a refrendar la documentación que, descripta en los apartados que anteceden, se termina de ratificar. No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas cincuenta minutos.- Firmado: RICARDO ALBERTO GARRONE - Presidente de la Comisión Fiscalizadora; RICIERI LUIS PAULÓN y NÉSTOR JUAN GARETTO - Síndicos Titulares.---

- - - Es copia fiel de su original obrante en el Libro de Actas de Reuniones de la Comisión Fiscalizadora N° 1 (por sistema computarizado) de SanCor Cooperativas Unidas Limitada.

RICARDO ALBERTO GARRONE
Presidente
Comisión Fiscalizadora

ACTA NUMERO 284
8 de noviembre de 2001

ACTA NUMERO DOSCIENTOS OCHENTA Y CUATRO: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los ocho días del mes de noviembre del año dos mil uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Ricardo Alberto Garrone y Ricieri Luis Paulón y C.P.N. Néstor Juan Garetto. Siendo las diecinueve horas quince minutos se inicia la sesión bajo la Presidencia del titular, señor Ricardo Alberto Garrone. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **ESTADOS CONTABLES PRIMER TRIMESTRE EJERCICIO 2001/2002**: Los integrantes de esta Comisión Fiscalizadora se ocupan de analizar ahora la documentación referida al asunto del epígrafe, diligenciada por el Departamento de Administración y presentada a consideración del Consejo de Administración y de esta Comisión Fiscalizadora por conducto de las Gerencias General y de Área de Administración y Logística mediante informe del 6/11/2001. En la misma se hace referencia a los Estados Contables y a la Información Complementaria correspondientes al primer trimestre del ejercicio económico 2001/2002 de SanCor Cooperativas Unidas Limitada, cerrado el 30 de setiembre de 2001, los que han sido aprobados por el Consejo de Administración de la Cooperativa en su sesión de la fecha (acta N° 2.521). Formalizado el tratamiento pertinente, los señores Síndicos resuelven, por unanimidad, lo siguiente: 1°).- Se ratifican los estados contables y a la información complementaria correspondientes al primer trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, comprendido entre el 1/7/2001 y el 30/9/2001, todo lo cual ha sido confeccionado de acuerdo a cuanto establecen las normas vigentes en la materia, cumplimentándose los requerimientos de los organismos de control pertinentes, razón por la cual la misma adquirirá el carácter de "información principal". 2°).- Integran esa documentación: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de los Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 30 de setiembre de 2001, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluído Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000/420101
Oficinas en Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-5382-7200/ 5382-3350
Fax 54-11-4334-7357
República Argentina

Document 4

PARTE PERTINENTE ACTA N° 2.521

8 de noviembre de 2001

ASISTENTES
Miguel Omar Altuna
Juan Carlos Meia
Emilio Gerardo Walter
Clemar Juan Garnero
Alberto Eduardo Sánchez
Alberto César Vázquez
Walter Valentín Toldo
Miguel Angel Cardinali
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera

Síndicos
Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto

Acta número dos mil quinientos veintiuno. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los ocho días del mes de noviembre del año dos mi uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti, se inicia la sesión siendo las ocho horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.----

... **ESTADOS CONTABLES PRIMER TRIMESTRE EJERCICIO 2001/2002**: En lo concerniente al tema de la referencia, el Presidente - señor Miguel Omar Altuna - somete ahora a consideración de los miembros de este cuerpo directivo, a través de la Secretaría, un informe (y sus correspondientes anexos) que por conducto del Área de Administración y Logística presentara el titular del Departamento de Administración. A través de esa documentación, se elevan para su consideración y aprobación - por parte del Consejo de Administración - los estados contables y la información complementaria correspondientes al trimestre julio-agosto-setiembre del ejercicio económico 2001/2002. Como conclusión del tratamiento formal que los señores Consejeros realizan en torno a este asunto, por unanimidad se resuelve: 1°).- Dar aprobación a la documentación que - proveniente del Departamento de Administración - fuera elevada a esta instancia mediante informe del 6/11/2001, relativa a los estados contables y a la información complementaria correspondientes al primer trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, cuyo cierre se cumpliera el 30 de setiembre de 2001. La antedicha documentación, que ha sido confeccionada en un todo de acuerdo a cuanto establecen las normas vigentes en la materia y que pasará a adquirir el carácter de "información principal", concretamente se refiere a lo siguiente: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de los Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones,

SanCor
Cooperativas Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000/420101
Oficinas en Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-5382-7200/ 5382-3350
Fax 54-11-4334-7357
República Argentina

Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 30 de setiembre de 2001, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluído Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, informando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 2°).- Se faculta al Presidente del Consejo de Administración - señor Miguel Omar Altuna - para suscribir la documentación precedentemente descripta y, a la vez, se compromete a la Gerencia General para que, por conducto del Área de Administración y Logística y demás sectores que corresponda, proceda - en tiempo y forma - a diligenciar los trámites de presentación que fueren necesarios concretar en relación a los documentos materia de emisión de esta resolución. 3°).- Mediante la confección y remisión de la correspondiente comunicación, la Secretaría General Rentada se ocupará de notificar de esta medida a la Gerencia General, a los fines pertinentes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas.- Firmado: MIGUEL OMAR ALTUNA - Presidente; EMILIO GERARDO WALTER - Secretario.-----------------

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

Document 5

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de doce meses finalizado el 30 de junio de 2001, comparativo al mismo período de ejercicio anterior

(En Pesos)	30/06/2000	30/06/2001
I)- **VENTAS NETAS**	**694.572.033**	**647.596.433**
II)- **ACTIVOS CORRIENTES** (Excluido Bienes de Cambio)		
Caja y Bancos	7.368.336	9.320.602
Inversiones Transitorias	120.386	2.362.606
Créditos	152.105.127	170.064.012
Cargos Diferidos	8.356.729	11.709.036
TOTAL	167.950.578	193.456.256
III)- **PASIVOS CORRIENTES**	**167.470.672**	**230.107.060**

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158 / 428081
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357
República Argentina

ORESTE JOSÉ MANRIQUE
Presidente

Document 6

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.510

9 de agosto de 2001

ASISTENTES
Oreste José Manrique
Juan Carlos Giovenale
Enrique Francisco Barufaldi
Emilio Gerardo Walter
Jorge Osvaldo Druetta
Alberto Eduardo Sánchez
Miguel Omar Altuna
Walter Valentín Toldo
Miguel Angel Cardinali
Clemar Juan Garnero
Juan Carlos Meia
Alberto César Vázquez

Síndicos
Rubén Darío Echavarri
Ricardo Alberto Garrone
Ricieri Luis Paulón

Acta número dos mil quinientos diez. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los nueve días del mes de agosto del año dos mil uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, se inicia la sesión siendo las ocho horas bajo la Presidencia de su titular, señor Oreste José Manrique.--

... **MEMORIA EJERCICIO 2000/2001**: A continuación, el Presidente del Consejo de Administración - señor Oreste José Manrique - expresa que resultaría necesario ahora pasar al tratamiento de la documentación que, relativa al tema del rubro, elevara a esta instancia la Subgerencia General. Como consecuencia de ello, acto seguido y con intervención de la Secretaría se procede a la lectura íntegra del texto de la "memoria" del ejercicio económico 2000/2001 de esta entidad de segundo grado, finalizado el 30 de junio próximo pasado. A medida que se avanza en la consideración del referido escrito, los miembros de este cuerpo directivo reciben las explicaciones e información ampliatoria que, en forma verbal, aportan los señores Gerente General, Subgerente General y Gerentes de Áreas de la Cooperativa respecto a lo consignado en cada uno de los puntos incluidos en la precitada "memoria". Una vez compenetrados los señores Consejeros presentes en esta sesión del contenido del material en cuestión, en definitiva se coincide, por unanimidad, en establecer la siguiente resolución: 1.- Conforme a todo lo condensado en el escrito presentado a tal fin por el titular de la Subgerencia General (C.P.N. Oscar Antonio Cerutti), este Consejo de Administración dispone aprobar el texto de la "memoria" correspondiente al 61° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2001, que con tal motivo se deberá someter oportunamente al análisis y aprobación de la próxima Asamblea General Ordinaria de Asociadas a esta entidad. 2.- Nuestra Secretaría General Rentada notificará de esta resolución a la Gerencia General y a la Subgerencia General, a los fines consiguientes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas cuarenta y cinco minutos.- Firmado: ORESTE JOSÉ MANRIQUE - Presidente; ENRIQUE FRANCISCO BARUFALDI - Secretario.--

--- Es copia fiel de su original obrante en el Libro de Actas del Consejo de Administración N° 1 (por sistema computarizado) de SanCor Cooperativas Unidas Limitada.-

ORESTE JOSÉ MANRIQUE
Presidente

me00-01

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES (Sta. Fe)

Document 7

Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.513

6 de setiembre de 2001

ASISTENTES
Oreste José Manrique
Juan Carlos Giovenale
Enrique Francisco Barufaldi
Emilio Gerardo Walter
Jorge Osvaldo Druetta
Alberto Eduardo Sánchez
Miguel Omar Altuna
Walter Valentín Toldo
Miguel Angel Cardinali
Clemar Juan Garnero
Juan Carlos Meia
Alberto César Vázquez

Síndicos
Rubén Darío Echavarri
Ricardo Alberto Garrone
Ricieri Luis Paulón

Acta número dos mil quinientos trece. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los seis días del mes de setiembre del año dos mil uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes Ing. Agr. Oclides Amatore Cardellino y señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, se inicia la sesión siendo las ocho horas bajo la Presidencia de su titular, señor Oreste José Manrique.------------

... **ESTADOS CONTABLES EJERCICIO 2000/2001**: De inmediato y por intermedio de la Secretaría, la Presidencia somete a consideración de los presentes un informe (con sus anexos) fechado el 5 de setiembre en curso, el que fuera diligenciado por el Gerente del Departamento de Administración y avalado por los titulares del Área de Administración y Logística y de la Subgerencia General. La precitada documentación está referida a los "estados contables" y a la "información complementaria" correspondientes al 61° ejercicio económico de nuestra entidad, que feneciera el 30/6/2001. Una vez efectuado un pormenorizado tratamiento de distintos aspectos referenciados en el material precitado, en forma unánime se concluye en adoptar la siguiente resolución: a)- En un todo de acuerdo a lo condensado en los documentos presentados por el Departamento de Administración - mediante informe del 5/9/2001 - se aprueban en esta circunstancia, en forma íntegra, los Estados Contables y la Información Complementaria del 61° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2001. b)- A la vez, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Integran esos Estados Contables los siguientes documentos: b.1)- Estado de Situación Patrimonial de SanCor Cooperativas Unidas Limitada al 30 de junio de 2001; b.2)- Estado de Resultados de SanCor Cooperativas Unidas Limitada, correspondiente al ejercicio anual concluído el 30/6/2001; b.3)- Estado de Evolución del Patrimonio Cooperativo Neto, por el ejercicio que finalizara el 30 de junio de este año; b.4)- Estado de Orígenes y Aplicaciones de Fondos de SanCor Cooperativas Unidas Limitada, del período anual que terminara el 30 de junio próximo pasado; b.5)- Notas a los "estados contables" señalados más arriba; b.6)- Evolución de los "bienes de uso" por el ejercicio comprendido entre el 1 de julio de 2000 y el 30 de junio de 2001 (Apéndice I); b.7)- Evolución de las Previsiones, Reservas y Fondos correspondientes al período concluído el 30/6/2001 (Apéndice II); b.8)- Planilla de Datos Estadísticos (Apéndice III); b.9)- Estado de Situación Patrimonial Consolidado al 30 de junio del año que transcurre (Apéndice IV); b.10)- Estado de Resultados Consolidados al 30/6/2001 (Apéndice IV); b.11)- Estado de Orígenes y Aplicaciones de Fondos Consolidado, perteneciente al 61° ejercicio anual cerrado el 30 de junio último (Apéndice IV); b.12)- Notas a los Estados Contables Consolidados al 30 de junio de 2001 (Apéndice IV); b.13)- Reseña Informativa sobre el ejercicio comprendido entre el 1 de julio de 2000 y el 30 de junio de 2001, requerida por las Normas de la Comisión Nacional de Valores; b.14)- Cuadro resumen sobre ventas, activos corrientes (excluídos bienes de cambio) y pasivos corrientes, destinado al Mercado Abierto Electrónico; b.15)- Nota a la Bolsa de Comercio de Buenos Aires, informando el resultado del período, el detalle del patrimonio neto y el proyecto de distribución de los resultados del ejercicio, de acuerdo a lo establecido por el artículo 62° del Reglamento Interno de la misma; b.16)- Información sobre asignaciones (remuneraciones) de los integrantes del Consejo de Administración y de la Comisión Fiscalizadora. c)- Al propio tiempo, se acuerda - por unanimidad - cuanto queda resumido a renglón seguido, a saber: c.1.- Establecer el "capital suscripto" en un nivel de $ 128.942.747,00 (capital anterior $ 108.335.976,00), importe necesario para que - conjuntamente con las Reservas y Fondos - cubra el 50% (cincuenta por ciento) del total del Activo, por aplicación del tope máximo permitido por el artículo 10° del estatuto social de la Cooperativa, bajo el entendimiento de que constituye el

mínimo necesario, en función del programa de inmovilizaciones y las posibilidades de financiamiento externo; c.2.- Absorber la pérdida de $ 4.898.696,00 proveniente de los "ajustes a resultados de ejercicios anteriores" con la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337; c.3.- Destinar el excedente resultante de las "operaciones con no asociados", por un monto de $ 287.044,00, a la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337; c.4.- Absorber la pérdida neta de los rubros "otros ingresos netos" y "resultado inversiones permanentes", por un monto de $ 6.691.799,00 con la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337; c.5.- Destinar el excedente de $ 3.778.529,00 proveniente de los "rubros de explotación" a recomponer la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337, restituyéndole parcialmente el monto consumido para absorber las pérdidas señaladas precedentemente. d)- Se dispone entonces someter al tratamiento de la Asamblea General Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada, a realizarse el 28/9/2001, todo cuanto queda resuelto por parte de este Consejo de Administración en los incisos a.-, b.- (apartados b.1.- al b.16.- inclusive) y c.- (apartados c.l.- al c.5.- inclusive) de este punto del acta, juntamente con la "memoria" - aprobada en la sesión del 9/8/2001 (Acta N° 2.510) y ratificada en la fecha - y los "informes" de la Comisión Fiscalizadora y de la Auditoría Externa. e)- Por conducto del Área de Administración y Logística, la Gerencia General deberá oficializar la presentación - ante quien corresponda - de los Estados Contables y demás documentación complementaria correspondientes al 61° ejercicio económico de esta entidad de segundo grado, cerrado el 30 de junio de 2001. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las once horas cuarenta minutos.- Firmado: ORESTE JOSÉ MANRIQUE - Presidente; ENRIQUE FRANCISCO BARUFALDI - Secretario.---

--- Es copia fiel de su original obrante en el Libro de Actas del Consejo de Administración N° 1 (por sistema computarizado) de SanCor Cooperativas Unidas Limitada.--

ORESTE JOSÉ MANRIQUE
Presidente

Document 8

ACTA NUMERO 277

6 de setiembre de 2001

ACTA NUMERO DOSCIENTOS SETENTA Y SIETE: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los seis días del mes de setiembre del año dos mil uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Rubén Darío Echavarri, Ricardo Alberto Garrone y Ricieri Luis Paulón. Siendo las dieciséis horas se inicia la sesión bajo la Presidencia del titular, señor Rubén Darío Echavarri. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **ESTADOS CONTABLES EJERCICIO 2000/2001**: A continuación, los miembros de este órgano de fiscalización evalúan la documentación del título, diligenciada y presentada por el Departamento de Administración a través del Área de Administración y Logística y con el visto bueno de la Gerencia General. La misma está referida a los Estados Contables y a la Información Complementaria correspondientes al 61° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2001, la que ha sido aprobada por el Consejo de Administración de la Cooperativa en la sesión de hoy, según consta en acta N° 2.513. Una vez realizado el tratamiento pertinente los señores Síndicos concluyen, por unanimidad, en resolver lo siguiente: a)- Se ratifican los Estados Contables y la Información Complementaria correspondientes al 61° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2001. b)- A la vez, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Esos Estados Contables están integrados por los siguientes documentos: b.1.- Estado de Situación Patrimonial de SanCor Cooperativas Unidas Limitada al 30 de junio de 2001; b.2.- Estado de Resultados de SanCor Cooperativas Unidas Limitada, correspondiente al ejercicio anual concluído el 30/6/2001; b.3.- Estado de Evolución del Patrimonio Cooperativo Neto, por el ejercicio que finalizara el 30 de junio de este año; b.4.- Estado de Orígenes y Aplicaciones de Fondos de SanCor Cooperativas Unidas Limitada, del período anual que terminara el 30 de junio próximo pasado; b.5.- Notas a los "estados contables" señalados más arriba; b.6.- Evolución de los "bienes de uso" por el ejercicio comprendido entre el 1 de julio de 2000 y el 30 de junio de 2001 (Apéndice I); b.7.- Evolución de las Previsiones, Reservas y Fondos correspondientes al período concluído el 30/6/2001 (Apéndice II); b.8.- Planilla de Datos Estadísticos (Apéndice III); b.9.- Estado de Situación Patrimonial Consolidado al 30 de junio del año que transcurre (Apéndice IV); b.10.- Estado de Resultados Consolidados al 30/6/2001 (Apéndice IV); b.11.- Estado de Orígenes y Aplicaciones de Fondos Consolidado, perteneciente al 61° ejercicio anual cerrado el 30 de junio último (Apéndice IV); b.12.- Notas a los Estados Contables Consolidados al 30 de junio de 2001 (Apéndice IV); b.13.- Reseña Informativa sobre el ejercicio comprendido entre el 1 de julio de 2000 y el 30 de junio de 2001, requerida por las Normas de la Comisión Nacional de Valores; b.14.- Cuadro resumen sobre ventas, activos corrientes (excluídos bienes de cambio) y pasivos corrientes, destinado al Mercado Abierto Electrónico; b.15.- Nota a la Bolsa de Comercio de Buenos Aires, informando el resultado del período, el detalle del patrimonio neto y el proyecto de distribución de los resultados del ejercicio, de acuerdo a lo establecido por el artículo 62° del Reglamento Interno de

la misma; b.16.- Información sobre asignaciones (remuneraciones) de los integrantes del Consejo de Administración y de la Comisión Fiscalizadora. c)- Al propio tiempo, se acuerda - por unanimidad - ratificar todo lo actuado conforme a cuanto queda resumido en la documentación mencionada precedentemente, a saber: c.1.- Establecer el "capital suscripto" en un nivel de $ 128.942.747,00 (capital anterior $ 108.335.976,00), importe necesario para que - conjuntamente con las Reservas y Fondos - cubra el 50% (cincuenta por ciento) del total del Activo, por aplicación del tope máximo permitido por el artículo 10° del estatuto social de la Cooperativa, bajo el entendimiento de que constituye el mínimo necesario, en función del programa de inmovilizaciones y las posibilidades de financiamiento externo; c.2.- Absorber la pérdida de $ 4.898.696,00 proveniente de los "ajustes a resultados de ejercicios anteriores" con la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337; c.3.- Destinar el excedente resultante de las "operaciones con no asociados", por un monto de $ 287.044,00, a la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337; c.4.- Absorber la pérdida neta de los rubros "otros ingresos netos" y "resultado inversiones permanentes", por un monto de $ 6.691.799,00 con la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337; c.5.- Destinar el excedente de $ 3.778.529,00 proveniente de los "rubros de explotación" a recomponer la Reserva Especial del artículo 42 de la Ley de Cooperativas N° 20337, restituyéndole parcialmente el monto consumido para absorber las pérdidas señaladas precedentemente. d)- Se ratifica entonces someter al tratamiento de la Asamblea General Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada, a realizarse el 28/9/2001, todo cuanto queda resuelto por parte de este Consejo de Administración en los incisos a.-, b.- (apartados b.1.- al b.16.- inclusive) y c.- (apartados c.l.- al c.5.- inclusive) de este punto del acta, juntamente con la "memoria" - aprobada en la sesión del 9/8/2001 (acta N° 2.510) y ratificada en la fecha - y los "informes" de la Comisión Fiscalizadora y de la Auditoría Externa. e)- Por último, en forma unánime se resuelve facultar al Presidente, señor Rubén Darío Echavarri, para que - en representación de este órgano de fiscalización - proceda a firmar la documentación que ahora se acuerda ratificar, según lo descripto en los apartados que anteceden. No habiendo más asuntos que tratar, se levanta la sesión siendo las dieciocho horas diez minutos.- Firmado: RUBÉN DARÍO ECHAVARRI - Presidente de la Comisión Fiscalizadora; RICARDO ALBERTO GARRONE y RICIERI LUIS PAULÓN - Síndicos Titulares.---

--- Es copia fiel de su original obrante en el Libro de Actas de la Comisión Fiscalizadora N° 2 de SanCor Cooperativas Unidas Limitada.---

RUBÉN DARÍO ECHAVARRI
Presidente
Comisión Fiscalizadora

Document 9

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.512

24 de agosto de 2001

ASISTENTES
Oreste José Manrique
Juan Carlos Giovenale
Emilio Gerardo Walter
Jorge Osvaldo Druetta
Alberto Eduardo Sánchez
Miguel Omar Altuna
Walter Valentín Toldo
Miguel Angel Cardinali
Clemar Juan Garnero
Juan Carlos Meia
Alberto César Vázquez

Ausente con Aviso
Enrique Francisco Barufaldi

Síndicos
Rubén Darío Echavarri
Ricardo Alberto Garrone
Ricieri Luis Paulón

Acta número dos mil quinientos doce. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veinticuatro días del mes de agosto del año dos mil uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes Ing. Agr. Oclides Amatore Cardellino y señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, se inicia la sesión siendo las siete horas bajo la Presidencia de su titular, señor Oreste José Manrique, asistido en la Secretaría por el Prosecretario Agr. Emilio Gerardo Walter, por ausencia - con aviso - de su titular.-----------------------
... **CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA**: De inmediato, el titular de la Presidencia de este Consejo de Administración - señor Oreste José Manrique - señala que deberíamos ocuparnos ahora, a esta instancia, de establecer el "orden del día" que regirá la respectiva convocatoria a Asamblea General Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada, a concretarse en esta Casa Central Sunchales el viernes 28 de setiembre próximo, desde la hora 8. Ello responde, agrega el señor Presidente, a la necesidad de poder efectuar - en tiempo y forma - la pertinente "convocatoria" a las cooperativas adheridas. Coincidiendo los señores Consejeros con la inquietud expuesta por el señor Oreste José Manrique, a continuación se incursiona en el tratamiento formal de este asunto, participando al propio tiempo del análisis pertinente los integrantes de la Comisión Fiscalizadora, los señores Gerente General y Subgerente General, los titulares de las Gerencias de Áreas de Auditoría Interna, de Actividad Primaria, de Producción, y de Administración y Logística y el Jefe de la División Jurídica del Departamento Jurídico y Tributario. Sobre este particular y resultante de todo lo considerado, se concluye por unanimidad en adoptar la siguiente resolución, a saber: a)- Convocar a las cooperativas adheridas a SanCor Cooperativas Unidas Limitada para el viernes 28 de setiembre de 2001 - a partir de la hora 8 - a Asamblea General Ordinaria de Asociadas, llevando a cabo la misma en esta Casa Central, ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe). b)- La respectiva "convocatoria" a dicha Asamblea General Ordinaria estará regida por el siguiente "orden del día": 1°.- Comisión de Poderes. 2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario. 3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos

COOPERATIVAS UNIDAS LTDA.

continúa al dorso ....

"San Antonio" Ltda. N° 483 y Cooperativa Limitada de Tamberos "El Molino" N° 463, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa. 4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 61° ejercicio económico cerrado el 30 de junio de 2001. Informes de la Comisión Fiscalizadora y de la Auditoría Externa. 5°.- Consideración de la ratificación de lo convenido por el Consejo de Administración sobre la transferencia de activos y pasivos de Asociación Unión Tamberos Cooperativa Limitada, de acuerdo al comentario adjunto. 6°.- Consideración de autorización al Consejo de Administración para que SanCor Cooperativas Unidas Limitada participe en una sociedad cuyo objeto principal es la industrialización y/o comercialización de productos alimenticios, como consecuencia del punto anterior. Se adjunta información. 7°.- Consideración de la propuesta de financiación por parte de la Corporación Financiera Internacional, según detalle anexo. 8°.- Consideración de la reforma del Estatuto de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa. 9°.- Consideración de la reforma del Reglamento Interno de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa. 10°.- Consideración sobre la aprobación de un Reglamento de Funcionamiento de un Comité de Dirección, según proyecto que se adjunta. 11°.- Consideración sobre la suspensión de los reembolsos de capital que pudieren corresponder por un término máximo de tres ejercicios económicos, en el marco de la Resolución N° 1027/94 del ex-Instituto Nacional de Acción Cooperativa (ahora Instituto Nacional de Asociativismo y Economía Social). Se anexa información. 12°.- Consideración de un Programa Global de emisión de valores representativos de deuda a corto plazo ("TCPs") de hasta U$S 100.000.000 y de la autorización al Consejo de Administración para la determinación de los Términos y Condiciones del Programa, según información y propuesta que referido a ello se adjunta. 13°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se acompaña. 14°.- Designación de una Junta Escrutadora. Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Oreste José Manrique, Juan Carlos Giovenale, Enrique Francisco Barufaldi y Jorge Osvaldo Druetta. Elección de cuatro Consejeros Suplentes, en reemplazo del Ing. Agr. Oclides Amatore Cardellino y de los señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, por terminación de mandatos. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor Rubén Darío Echavarri, a raíz de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores Orlando Antonio Beletti, Javier Alberto Bertero y Raúl Florencio Morales, por finalización de mandatos. c)- A sus efectos, la Secretaría General Rentada remitirá a la Gerencia General, a la Subgerencia General y al Área de Auditoría Interna la comunicación que resulta de la presente resolución. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecisiete horas cuarenta y cinco minutos.- Firmado: ORESTE JOSÉ MANRIQUE - Presidente; EMILIO GERARDO WALTER - Prosecretario a/c de la Secretaría.---

SANCOR COOPERATIVAS UNIDAS LTDA 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

SanCor
Cooperativas Unidas Ltda.

CONVOCATORIA

SUNCHALES,
24 de agosto de 2001

A la Cooperativa de Tamberos:

De nuestra consideración:

Ref.: Convocatoria a Asamblea General Ordinaria de Asociadas.-

Nos dirigimos a esa estimada asociada, a los efectos de invitarla a la Asamblea General Ordinaria que nuestro Consejo de Administración convoca para el ***viernes 28 de setiembre de 2001, a la hora 8***, en esta Casa Central, ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe), para tratar el siguiente:

* **ORDEN DEL DÍA** *

1°.- Comisión de Poderes.-

2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario.-

3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos "San Antonio" Ltda. N° 483 y Cooperativa Limitada de Tamberos "El Molino" N° 463, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.-

4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 61° ejercicio económico cerrado el 30 de junio de 2001. Informes de la Comisión Fiscalizadora y de la Auditoría Externa.-

5°.- Consideración de la ratificación de lo convenido por el Consejo de Administración sobre la transferencia de activos y pasivos de Asociación Unión Tamberos Cooperativa Limitada, de acuerdo al comentario adjunto.-

6°.- Consideración de autorización al Consejo de Administración para que SanCor Cooperativas Unidas Limitada participe en una sociedad cuyo objeto principal es la industrialización y/o comercialización de productos alimenticios, como consecuencia del punto anterior. Se adjunta información.-

7°.- Consideración de la propuesta de financiación por parte de la Corporación Financiera Internacional, según detalle anexo.-

8°.- Consideración de la reforma del Estatuto de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.-

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES (S. Fe)

continúa al dorso .... ☞

9°.- Consideración de la reforma del Reglamento Interno de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.-

10°.- Consideración sobre la aprobación de un Reglamento de Funcionamiento de un Comité de Dirección, según proyecto que se adjunta.-

11°.- Consideración sobre la suspensión de los reembolsos de capital que pudieren corresponder por un término máximo de tres ejercicios económicos, en el marco de la Resolución N° 1027/94 del ex-Instituto Nacional de Acción Cooperativa (ahora Instituto Nacional de Asociativismo y Economía Social). Se anexa información.-

12°.- Consideración de un Programa Global de emisión de valores representativos de deuda a corto plazo ("TCPs") de hasta U$S 100.000.000 y de la autorización al Consejo de Administración para la determinación de los Términos y Condiciones del Programa, según información y propuesta que referido a ello se adjunta.-

13°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se acompaña.-

14°.- Designación de una Junta Escrutadora. Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores **ORESTE JOSÉ MANRIQUE, JUAN CARLOS GIOVENALE, ENRIQUE FRANCISCO BARUFALDI** y **JORGE OSVALDO DRUETTA**. Elección de cuatro Consejeros Suplentes, en reemplazo del Ing. Agr. **OCLIDES AMATORE CARDELLINO** y de los señores **RAÚL ANTONIO MARANZANA, ROBERTO OSVALDO MARCHIARO** y **ARIEL ALDO SALERA**, por terminación de mandatos. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor **RUBÉN DARÍO ECHAVARRI**, a raíz de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores **ORLANDO ANTONIO BELETTI, JAVIER ALBERTO BERTERO** y **RAÚL FLORENCIO MORALES**, por finalización de mandatos.-

Saludámosles atentamente.

EMILIO GERARDO WALTER
Prosecretario
a/c de la Secretaría

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

ARTÍCULO 31°.- Las asambleas se realizarán válidamente, sea cual fuere el número de asistentes, una hora después de la fijada en la Convocatoria, si antes no se hubiere reunido la mitad más uno de los delegados que representan a las cooperativas asociadas.-

NOTA: Por separado, remitiremos a cada cooperativa adherida la Memoria, Balance y demás Anexos relacionados con el "orden del día". No obstante, en su momento dicha documentación también se encontrará disponible en esta Administración Central y/o en cada una de nuestras Plantas Industriales, según lo dispuesto por el artículo 24° del estatuto.-

Lorenzatti, Eolindo Lorenzo Lorenzatti, Juan Mateo Bravo y Adolfo Celestino Borda Bossana por Coop. "Valtelina" N° 86; Walter Martino, Daniel A. Stradella, Ovidio Rui, Juan A. Garello, Oclido Manavella, Rubén Demarchi, José O. Ronga, Alcides Prochetto, José Luis Juan e Ildo Buraschi por Coop. "La América" N° 89; Nilo Rogelio Paulón, Irico Joaquín Domingo Frank y Arturo Juan Casale por Coop. "La Primera de Arrufó" N° 90; Héctor José Ferrero, Humberto Pedro Viola, Roberto José Falco y Juan Walker por Coop. "El Trabajo" N° 94; Alberto Linguetti por Coop. "Colonia Marina" N° 97; Juan Carlos Coronel y Fernando Alberto Gioino por Coop. "Sadil" N° 98; Domingo Luis Novara y Pablo Novara por Coop. "Del Oeste Santafesino" N° 104; Elmo Bautista Tesio, Nelson Racca, Oscar Juan Carreras y Eusebio Lorenzo Banno por Coop. "La Pulcra y La Laguna" N° 108; Orlando Alfredo Malano, Adolfo Koroch, Tercilio Ernesto Daniele y Carlos Antonio Breda por Coop. "Las Cuatro Esquinas" N° 112; Juan Carlos Massimino, Eliseo García, Jorge Castellina, Etel Bonino y José Víctor Cerino por Coop. "Las Cañitas" N° 116; Víctor Hugo Boretto, Florencio Pedro Lozano, Ángel Juan Rossi, Elmo Raimundo Trossero, Alejandro Rafael Finello y Roberto Fernando Cavallo por Coop. "La Cruz del Sur" N° 119; Daniel Eduardo Seffino, María Angélica Ferrero, Ovidio Born, Daniel Frencia, Alejandro Borgnino, Oscar Giorda, José María Cortese, José Castagno, Miguel Morel y Lorenzo Fassi por Coop. "Zona Rafaela" N° 135; José Ramón Abrate, Abel Luis Knubel, Oscar Federico Bergese, Vicente Norberto J. Ripoll, Rodrigo Orlando Catellani, Ariel René Astesana, Elvio Pedro Meolans, Remigio Antonio Pascual, Roberto Benito Trossero, Vicente Carlos Bauducco, Remigio Bautista Montini y Susana M. F. de Carrasco por Coop. "La Humbertina" N° 137; Germán Vicente, Alberto Falco, Jorge Mario Morgavi y Alberto Bertola por Coop. "Tamberos Unidos de Charlone" N° 143; Abel Carignano, Edgardo Carignano, Ricardo Augsburger, Horacio Astiasuain, Omar Astiasuain y Nelson Ramón Porté por Coop. "La Industrial Argentina" N° 188; César Cussino, Andrés Forchino, Carlos D. Ciancia, Esteban Bergese y Sixto González por Coop. "Arroyito" N° 208; Miguel Ángel Barbero y Raúl María Nievas por Coop. "La Nueva San Antonio" N° 212; Juan H. Gorla, Alfredo Reinares, Raúl Palmier, Luis Vanni, Eduardo Barcarolo y Luis Dunand por Coop. "Sol Naciente" N° 215; Roberto Félix Gottero, Oscar Ramón Ferrero, Sergio Clementino Delfino, Abel Octavio Rocchiccioli, Antonio Rubén Lingua, Benito Domingo Lavaroni, Daniel Ceferino Ferrero, Eligio Juan Trucco, Amado Esteban Nari y José Antonio Reinero por Coop. "La Esperanza" N° 228; Héctor Trossero, Néstor Griffa, Mario Bertorello, Raúl Tavella, Adrián Trossero, Rodolfo Bertorello, Ernesto Macello, Milton Trossero, Rodolfo Agnese y Dante Trossero por Coop. "Nueva Alpina" N° 237; Omar Tonelli y Hugo Luis Dana por Coop. "Las Colonias" N° 239; Víctor Nelson Peretti, Wilde Gerónimo Biancotti y Ricardo Luis Re por Coop. "La Crispense" N° 241; Guillermo Friedrich y Juan Carlos Sacchi por Coop. "Pascanas" N° 264; Alfredo R. Andreu y Juan José D. Spinaci por Coop. "La Reserva" N° 313; Jorge Valeriano Baudino por Coop. "El Triunfo" N° 341; Delmiro Alesandria, Germán Ferrero, Eladio Ferrero y Carlos Vanetti por Coop. "Seeber" N° 377; Fernando J. Lorences por Coop. "Rivadavia" N° 385; Juan Carlos Illa por Coop. "La Unión" N° 394; Miguel Ángel Cornetti, Francisco Marcos, Juan José Tecco, Carlos Canel y Miguel Ángel Acotto por Coop. "Dos Hermanas de Serrano" N° 405; Oscar Holzheier, Oscar L. Muller, Santiago Wendler y José O. Sorassio por Coop. "La Agrícola Regional" N° 420; Waldemar Vassia, José Anchorena, Federico Galli y Neiver Ferrari por Coop. "Ucacha" N° 426; Roberto Fiorenzo Martino, Oscar Alberto Bueno, Sergio Eliseo Lapasset y Adalberto José López por Coop. "30 de Agosto" N° 478; Gustavo Eladio Vignolo, Isidro Domingo Masento, Alfredo Hipólito Borda Bossana, Ariel Ceferino Candelero, Gustavo Alfredo Rho, Emilio Felipe Canello y Desiderio José Rho por Coop. "Tamberos Unidos de Porteña" N° 479; Luis María Pochettino y Omar Adalberto Lando por Coop. "Cotam" N° 481; Omar Bertolotti, Diego Vignolo, Celso Vercelli, Walter Lagna, Hilario Zurbriggen, Roberto Kuriger, Horacio Vignolo, Miguel Ángel Magnano, Arsenio Beltramino y Alejandro Raviolo por Coop. "Unión Villa-Ana" N° 482; Jorge Armando, Javier Demichelis, Jorge Cerminato, Rubén Cingolani, Juan Carlos Mina, Darío Tonini, Eduardo Barredo, Higinio Bálsamo, Néstor Piovano, Oscar Ferrero, Avelino Lione, Delve Porporato, Elzo Mina, Rubén Fagiano y Julio Imoberdorf por Coop. "Central Unida" N° 484; Isidro Bautista Oggero, Víctor Hugo Faraudo e Iris Lucía Venanzi por Coop. "Regional del Este" N° 486; Raúl Rubén Primoletti y Luis Alberto Filiaci por Coop. "Productores Unidos La Lolilla" N° 487; y Edgar Pablo Herrmann por Coop. "Tamberos del Sur" N° 488. A la vez, se encuentran presentes en este acto institucional los señores Presidente, Vicepresidente, Secretario, Prosecretario, Tesorero, Protesorero, los Vocales Titulares, los cuatro miembros suplentes del Consejo de Administración y los Síndicos Titulares y Suplentes que integran la

SANCOR COOPERATIVAS UNIDAS LTDA SUNCHALES (SF)

Comisión Fiscalizadora. Siendo las nueve horas cinco minutos, el Presidente del mencionado cuerpo directivo - Oreste José Manrique - se ocupa de oficializar el inicio de esta asamblea, al haber transcurrido el lapso que establece el estatuto social y la legislación cooperativa. El mismo pronuncia las palabras de bienvenida a los asistentes y en nombre de los integrantes del Consejo de Administración y de la Comisión Fiscalizadora - y de la propia Presidencia - manifiesta su agradecimiento por la concurrencia de las damas y caballeros, que en esta circunstancia actúan como delegados. Por lo demás, el señor Presidente destaca que le corresponderá a esta asamblea considerar y resolver todo cuanto concierne al funcionamiento que registró la Cooperativa durante el ejercicio económico comprendido entre el 1 de julio de 2000 y el 30 de junio de 2001, así como también en lo inherente a los restantes puntos incluidos en el "orden del día" respectivo. Para ello, tanto quien les habla como los restantes miembros del Consejo de Administración y de la Comisión Fiscalizadora e, incluso, con el aporte de los señores Gerente General, Subgerente General y Gerentes de Áreas, quedamos desde ya a disposición de los delegados para suministrar la información ampliatoria y/o complementaria que pudiere requerirse en cada caso. A continuación, el Presidente concede la palabra al Secretario - señor Enrique Francisco Barufaldi - quien procede a leer el "orden del día" que regirá el desarrollo de la presente asamblea general ordinaria de asociadas, cuyo texto consigna: "1°.- Comisión de Poderes. 2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario. 3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos "San Antonio" Ltda. N° 483 y Cooperativa Limitada de Tamberos "El Molino" N° 463, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa. 4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 61° ejercicio económico cerrado el 30 de junio de 2001. Informes de la Comisión Fiscalizadora y de la Auditoría Externa. 5°.- Consideración de la ratificación de lo convenido por el Consejo de Administración sobre la transferencia de activos y pasivos de Asociación Unión Tamberos Cooperativa Limitada, de acuerdo al comentario adjunto. 6°.- Consideración de autorización al Consejo de Administración para que SanCor Cooperativas Unidas Limitada participe en una sociedad cuyo objeto principal es la industrialización y/o comercialización de productos alimenticios, como consecuencia del punto anterior. Se adjunta información. 7°.- Consideración de la propuesta de financiación por parte de la Corporación Financiera Internacional, según detalle anexo. 8°.- Consideración de la reforma del Estatuto de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa. 9°.- Consideración de la reforma del Reglamento Interno de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa. 10°.- Consideración sobre la aprobación de un Reglamento de Funcionamiento de un Comité de Dirección, según proyecto que se adjunta. 11°.- Consideración sobre la suspensión de los reembolsos de capital que pudieren corresponder por un término máximo de tres ejercicios económicos, en el marco de la Resolución N° 1027/94 del ex-Instituto Nacional de Acción Cooperativa (ahora Instituto Nacional de Asociativismo y Economía Social). Se anexa información. 12°.- Consideración de un Programa Global de emisión de valores representativos de deuda a corto plazo ("TCPs") de hasta U$S 100.000.000 y de la autorización al Consejo de Administración para la determinación de los Términos y Condiciones del Programa, según información y propuesta que referido a ello se adjunta. 13°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se acompaña. 14°.- Designación de una Junta Escrutadora. Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Oreste José Manrique, Juan Carlos Giovenale, Enrique Francisco Barufaldi y Jorge Osvaldo Druetta. Elección de cuatro Consejeros Suplentes, en reemplazo del Ing. Agr. Oclides Amatore Cardellino y de los señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, por terminación de mandatos. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor Rubén Darío Echavarri, a raíz de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores Orlando Antonio Beletti, Javier Alberto Bertero y Raúl Florencio Morales, por finalización de mandatos". **PUNTO PRIMERO: Comisión de Poderes.-** De inmediato, se somete a consideración lo relativo a la constitución de la Comisión de Poderes, para llevar a cabo la tarea de control de las credenciales presentadas por los delegados. Sobre este particular y atento a la proposición del señor Rodolfo Bertorello, en su condición de representante de la cooperativa "Nueva Alpina" N° 237, los asambleístas coinciden por unanimidad en autorizar al Presidente para que proponga las tres personas que son necesarias para integrar la Comisión del

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

título. Como consecuencia de ello, el señor Oreste José Manrique procede a nominar a los señores Fernando J. Lorences, Abel Carignano y Raúl Tavella, quienes representan a las asociadas "Rivadavia" N° 385, "La Industrial Argentina" N° 188 y "Nueva Alpina" N° 237, respectivamente. La asamblea aprueba en forma unánime tales designaciones, razón por la cual los nombrados se constituyen en Comisión para el control de las credenciales correspondientes. Planteadas así las cosas, acto seguido el titular de la Presidencia aclara que deberá aguardarse hasta que la Comisión de Poderes finalice su labor y emita el informe pertinente, para de esa manera poder continuar luego con el tratamiento de los demás puntos contemplados en el "orden del día". Frente a lo puntualizado, los asambleístas disponen, por unanimidad, aguardar el despacho que surgirá de la tarea de la antedicha Comisión. Es así entonces que siendo las nueve horas veinticinco minutos se pasa a un cuarto intermedio, hasta que la nombrada se expida sobre este asunto. A raíz de ello, el señor Presidente destaca que quienes durante el ejercicio económico 2000/2001 ocuparon la Presidencia de las tres Comisiones Internas del Consejo de Administración - en este caso los señores Enrique Francisco Barufaldi (de Actividades Primarias), Juan Carlos Giovenale (de Producción Industrial y de Comercialización) y Jorge Osvaldo Druetta (de Recursos Estratégicos), respectivamente - aprovecharán para comentar ante los asistentes una serie de aspectos que responden al período bajo análisis. Concluída de esta manera la información enunciada precedentemente - lo que posibilitó a la concurrencia compenetrarse en detalles de lo ocurrido, como funcionamiento operativo, en el período de gestión fenecido el día 30 de junio de 2001 - y conociéndose que la Comisión de Poderes ya realizó su labor, siendo las diez horas quince minutos se resuelve, por unanimidad, dar por finalizado el cuarto intermedio y, por ende, continuar con el desarrollo de la asamblea. En consecuencia, seguidamente el Presidente concede el uso de la palabra al delegado señor Fernando J. Lorences para que, en su carácter de integrante de la Comisión que nos ocupa, tome a su cargo la lectura del despacho emitido por la misma. Ese documento expresa textalmente: "Despacho de la Comisión de Poderes. Sunchales, Setiembre 28 de 2001. Señores Asambleístas: La Comisión de Poderes designada para realizar el control de todas las credenciales presentadas por los señores Delegados ha finalizado su labor y, por ende, cumple en dirigirse a la Asamblea General Ordinaria de asociadas a SanCor Cooperativas Unidas Limitada del día de la fecha, para informar lo siguiente: Mediante las credenciales correspondientes, se encuentran correctamente representadas - a través de un total de 346 Delegados - la cantidad de 69 cooperativas adheridas. Por tanto, los mismos están habilitados en esta Asamblea con voz y voto. Sin otro particular, saludámosles muy atentamente. Firmado: Fernando J. Lorences, Abel Carignano y Raúl Tavella". Puesto a consideración el texto del precitado despacho, los delegados resuelven aprobarlo por unanimidad, en todos sus términos y alcances. Por tanto, queda determinado que se encuentran habilitados para intervenir en esta asamblea general ordinaria - con voz y voto - un total de 346 (trescientos cuarenta y seis) delegados. **PUNTO SEGUNDO: Designación de dos (2) asambleístas para que aprueben y firmen el acta de la asamblea, juntamente con los señores Presidente y Secretario.-** A este respecto, el señor Oreste José Manrique expresa que corresponde designar dos delegados para que, juntamente con los señores Presidente y Secretario del Consejo de Administración, tengan a su cargo la aprobación y firma de esta acta. Dado el pronunciamiento de los asambleístas en tal sentido, la Presidencia propone designar para el cometido del epígrafe al C.P.N. Raúl Juan Avila y al señor Hugo Daga, quienes hoy actúan en representación de las asociadas "Sunchales" N° 1 y "Las Dos Provincias" N° 13, respectivamente. En forma unánime, la asamblea dispone ratificar tal proposición. **PUNTO TERCERO: Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos "San Antonio" Limitada N° 483 y Cooperativa Limitada de Tamberos "El Molino" N° 463, dado lo establecido por el artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.-** Al someterse a consideración de la asamblea este punto, el señor Secretario tiene a su cargo la lectura del "anexo" al mismo, del que oportunamente se remitiera un ejemplar a las cooperativas adheridas, para ponerlas en antecedentes sobre la situación que registran las asociadas "San Antonio" N° 483 y "El Molino" N° 463. De la lectura de dicho documento, se desprende lo siguiente: a)- Cooperativa de Tamberos "San Antonio" Limitada N° 483: Ante la falta de entrega de leche por parte de la rubrada, el día 2/1/2001 SanCor Cooperativas Unidas Limitada cursó a la misma una carta-documento, intimándola para que - en el plazo perentorio e improrrogable de cuarenta y ocho horas - procediera a reiniciar la entrega de producción, en la cual había cesado a partir del 1/1/2001. Asimismo, fue apercibida sobre la aplicación de las sanciones estatutarias previstas en el artículo 11°

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

(inciso c) de nuestro estatuto, para el caso de incumplimiento, lo que nuestra entidad ratificó el 4/1/2001 mediante una nueva carta-documento, en respuesta a una comunicación de la mencionada asociada, recibida con posterioridad al cese de entrega de leche. Por tanto, teniendo en cuenta que la cooperativa "San Antonio" N° 483 ratificó su decisión, según carta-documento del 9 de enero del corriente año, el Consejo de Administración de esta entidad de segundo grado resolvió entonces - con motivo de dicho incumplimiento - suspender a la misma en sus derechos sociales y elevar los antecedentes a la asamblea general ordinaria, a efectos de la aplicación de las sanciones estatutarias pertinentes. b)- Cooperativa Limitada de Tamberos "El Molino" N° 463: En razón que mediante una carta-documento del 24/2/2001 esta cooperativa adherida comunicó que, por decisión de una asamblea extraordinaria de sus asociados, cesaba en la entrega de producción de leche a SanCor Cooperativas Unidas Limitada, se le respondió el día 27 de febrero de 2001 rechazando los términos de la misma e intimándola para que, dentro del plazo perentorio de cinco días, proceda a reiniciar la aludida entrega, bajo apercibimiento de ley y aplicación de las sanciones estatutarias comprendidas en el inciso c) del artículo 11° de nuestro estatuto social. Ahora bien, al ser rechazada esa intimación con carta-documento del 7/3/2001, se notificó por tanto a la rubrada - con carta-documento del 15/3/2001 - que nuestro Consejo de Administración resolvió suspenderla en sus derechos sociales y presentar los pertinentes antecedentes a instancia de la asamblea general ordinaria correspondiente, con el fin de tratar la aplicación de las sanciones estatutarias del caso. Seguidamente y para precisar aspectos relativos a la situación de las asociadas "San Antonio" N° 483 y "El Molino" N° 463, respectivamente, la Presidencia destaca que - para ambos casos - el artículo 11° (inciso c) de nuestro estatuto establece que la asamblea será la que resolverá sobre el mantenimiento de las suspensiones y plazo de las mismas o, en su defecto, aplicará la sanción de exclusión, con la obligación a cargo de las cooperativas excluidas de soportar el pago de una indemnización por una suma equivalente al 100% (ciento por ciento) de su capital integrado. El señor Oreste José Manrique finaliza diciendo que el Consejo de Administración ha resuelto en su momento proponer a esta asamblea, para los dos casos en tratamiento, la aplicación de la sanción de exclusión y consiguiente indemnización, según montos que constan en el "anexo" al presente punto. Al someterse a consideración el tema en tratamiento, se coincide en ratificar la propuesta que formulara el Consejo de Administración, resolviéndose por unanimidad: 1.- Con motivo del incumplimiento a lo que determina el artículo 10°, incisos a), c) y d), en el primer caso, y a) y d) en el segundo, del estatuto de SanCor Cooperativas Unidas Limitada y según lo contempla el artículo 11° (inciso c) del mismo, se dispone excluir - en el carácter de adheridas a esta entidad de segundo grado - a la Cooperativa de Tamberos "San Antonio" Limitada N° 483 y a la Cooperativa Limitada de Tamberos "El Molino" N° 463, procediéndose en consecuencia a dar de baja a las mismas de nuestro registro de asociadas. 2.- En un todo de acuerdo a lo establecido en el punto 1.- precedente y conforme a lo estipulado en el precitado artículo 11°, en su inciso c), corresponde aplicar a las aludidas entidades adheridas, en concepto de indemnización que deben abonar las mismas, un monto equivalente al 100% (ciento por ciento) de sus respectivos capitales integrados en SanCor Cooperativas Unidas Limitada, la que asciende a: $ 267.005,00 (pesos doscientos sesenta y siete mil cinco) a cargo de la Cooperativa de Tamberos "San Antonio" Limitada N° 483, y $ 537.667,00 (pesos quinientos treinta y siete mil seiscientos sesenta y siete) a cargo de la Cooperativa Limitada de Tamberos "El Molino" N° 463. De esta manera y mediante dichos importes de capital integrado, queda compensado lo adeudado por estas dos cooperativas con motivo de lo señalado precedentemente, quedando así cumplida la obligación que a cargo de las mismas, a ese respecto, surge de la presente resolución asamblearia, según lo establecido por el artículo 17° del estatuto social de esta entidad. **PUNTO CUARTO: Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 61° ejercicio económico cerrado el 30 de junio de 2001. Informes de la Comisión Fiscalizadora y de la Auditoría Externa.**- Al respecto, los delegados acuerdan, en forma unánime, aprobar en general todo cuanto condensa la documentación del rubro. Paralelamente, se coincide en desarrollar el análisis en particular de los aspectos contenidos en la aludida documentación, razón por la cual y a medida que el Secretario - señor Enrique Francisco Barufaldi - pasa lectura a los títulos y subtítulos correspondientes, se efectúa el tratamiento de cada uno de los puntos insertos en la Memoria. De esta manera y teniendo en cuenta que por unanimidad los asambleístas fueron avalando en particular cada uno de los puntos, a medida que éstos eran considerados, la Presidencia consigna que queda aprobada entonces la Memoria en forma íntegra; tanto en general como en particular. Estados Contables Ejercicio 2000/2001: a.- Estados Contables

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

Consolidados: De inmediato, se pasa a tratar el Estado de Situación Patrimonial Consolidado (Activo y Pasivo), el Estado de Resultados Consolidados, el Estado de Origen y Aplicación de Fondos (1) Consolidado, del ejercicio económico fenecido el 30 de junio de 2001 (todos comparativos con el período anterior), los que en definitiva son aprobados por unanimidad, por esta asamblea, como Apéndice IV. Notas a los Estados Contables Consolidados (al 30 de junio de 2001, comparativas con el ejercicio anterior): 1. Bases de preparación; 2. Entidades objeto de la consolidación; 3. Criterios de valuación; 4. Reestructuración de sociedades controladas - Integral Insumos S.C.; 5. Integral Insumos S.C. - Cesión de créditos; y 6. Notas correspondientes a los Estados Contables de SanCor Cooperativas Unidas Limitada aplicables al ente consolidado. Como resultado del tratamiento formalizado por los delegados respecto a los conceptos y cifras contenidos en los ítems consignados precedentemente (1. al 6. inclusive), por unanimidad se dispone dar aprobación a los mismos. b.- Estados Contables: Se incursiona ahora en el tratamiento de: Estado de Situación Patrimonial (Activo y Pasivo), Estados de Resultados, Estado de Evolución del Patrimonio Cooperativo Neto, y Estado de Origen y Aplicación de Fondos (1); todos son comparativos con el ejercicio anterior. Sobre este particular, los asambleístas acuerdan, por unanimidad, dejar aprobados estos estados contables. Notas a los Estados Contables - al 30 de junio de 2001, comparativas con el mismo período del ejercicio anterior: 1. Bases de presentación; 2. Criterios de valuación (2.1. Disponibilidades, créditos y deudas, 2.2. Inversiones corrientes, 2.3. Bienes de cambio, 2.4. Inversiones no corrientes y otros pasivos por inversiones, 2.5. Bienes de uso, 2.6. Bienes inmateriales, 2.7. Cargos diferidos, 2.8. Otros activos, 2.9. Previsiones, 2.10. Cuentas del Patrimonio Cooperativo Neto, y 2.11. Cuentas del estado de resultados); 3. Evolución de la cuenta ajuste del capital; 4. Apertura de colocaciones de fondos, créditos y pasivos; 5. Bienes de disponibilidad restringida y garantías otorgadas; 6. Operaciones con entidades controladas y vinculadas; 7. Restricción a la distribución de resultados del ejercicio; 8. Compras y gastos de fabricación, administración, comercialización y otros ingresos y egresos; 9. Obligaciones negociables; 10. Préstamo de la International Finance Corporation; 11. Floating Rate Notes; 12. Integración de capital suscripto; y 13. Convenio de Adhesión entre SanCor Cooperativas Unidas Limitada y Asociación Unión Tamberos Cooperativa Limitada (A.U.T.). Compenetrados los delegados de todo lo condensado en las antedichas notas - abarcativas de los puntos 1. al 13. inclusive - y como resultado del análisis originado a instancia de los mismos, en forma unánime se dispone dejar aprobada cada una de ellas. Evolución de los Bienes de Uso por el ejercicio finalizado el 30 de junio de 2001 (comparativo con el ejercicio anterior) - Apéndice I: Una vez evaluados los datos numéricos y conceptos que contempla este cuadro, en forma unánime la asamblea resuelve dejar aprobado el mismo. Evolución de las Previsiones, Reservas y Fondos por el ejercicio finalizado el 30 de junio de 2001: Puesto el mismo a consideración, los representantes de las cooperativas adheridas coinciden por unanimidad en aprobar el cuadro del epígrafe (Apéndice II). Planilla de Datos Estadísticos: Atento a lo requerido por la Presidencia, seguidamente los delegados acuerdan considerar la planilla del título (Apéndice III), concluyéndose por unanimidad en aprobarla. Informe del Auditor: En cumplimiento a lo requerido al efecto por el Presidente del Consejo de Administración, acto seguido el Contador Público U.C.A. Enrique J. Colombo (integrante de la firma "Pistrelli, Díaz & Asociados" que tiene a su cargo la auditoría externa de SanCor Cooperativas Unidas Limitada) procede a leer el informe del epígrafe. Ese documento fue emitido en cumplimiento de las disposiciones emanadas de la Ley de Cooperativas N° 20337 y normas complementarias. Concluída la lectura del mismo, esta asamblea dispone aprobarlo por unanimidad. Informe de la Comisión Fiscalizadora: Habilitado a tal fin por el titular del Consejo de Administración, de inmediato el Presidente de la Comisión Fiscalizadora, Síndico señor Rubén Darío Echavarri, se ocupa de la lectura del informe producido por ese órgano de fiscalización, dándose cumplimiento así a las disposiciones estatutarias y reglamentarias en vigencia en esta materia. Interiorizados los delegados presentes del informe antedicho, los nombrados resuelven - por unanimidad - aprobar el mismo en todos sus términos. Queda ahora debidamente aclarado y determinado que toda la documentación descripta precedentemente será incorporada - Memoria y Balance 2000/2001 - como anexo de esta acta, debidamente foliada, firmada y rubricada, abarcando desde el folio número mil ochocientos noventa y siete al mil novecientos setenta y dos, inclusive, por todo lo cual se considera parte integrante de la misma. Seguidamente y antes de pasar a la consideración del próximo punto del "orden del día", los asambleístas disponen dejar formulada al Consejo de Administración - como una expresión de anhelo - la requisitoria que derivara de lo expresado por el delegado C.P.N. Raúl Juan

SANCOR COOPERATIVAS UNIDAS LTDA.

Avila de la asociada "Sunchales" N° 1, quien manifestara lo siguiente: El capital suscripto de las cooperativas adheridas a SanCor Cooperativas Unidas Limitada ha crecido desde el ejercicio pasado. Reconozco que ésto es por aplicación del artículo correspondiente del estatuto social, del cual surge la fórmula para dicha suscripción, pero es un tema que habrá que observar en el futuro, dada la implicancia que puede tener en la vida de la entidad primaria. Por tanto, en nombre de la cooperativa que represento en esta asamblea, solicito que el próximo año, en oportunidad de realizarse las reuniones informativas previas a la asamblea ordinaria, se haga conocer a los directivos de las asociadas los montos a suscribir, en concepto de capital, por cada una de ellas. **PUNTO QUINTO: Consideración de la ratificación de lo convenido por el Consejo de Administración sobre la transferencia de activos y pasivos de Asociación Unión Tamberos Cooperativa Limitada, de acuerdo al comentario adjunto.-** Los señores Presidente y Gerente General - Oreste José Manrique y Raúl Emilio Filippi, respectivamente - se ocupan de aportar la correspondiente información referente a este punto del "orden del día", basada en el "anexo" al mismo, de la cual se desprende que - como consecuencia del proceso de adhesión de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada - tendrá que producirse una serie de transferencias de activos y pasivos de la nombrada, tendiente todo ello a concretar la integración del capital suscripto. Luego de haber escuchado los comentarios inherentes a este asunto, lo que les permitió formarse una adecuada composición de lugar para la toma de decisiones, los delegados coinciden, por unanimidad, en ratificar lo convenido por el Consejo de Administración de esta entidad sobre la transferencia de activos y pasivos de la Asociación Unión Tamberos Cooperativa Limitada, quedando aprobado por tanto: a)- SanCor Cooperativas Unidas Limitada adquirirá las acciones de control de Milkaut S.A., por un monto equivalente a U$S 59.170.000, y abonará parte del precio con una marca valuada en U$S 35.000.000; b)- Adquisición por SanCor Cooperativas Unidas Limitada, a Asociación Unión Tamberos Cooperativa Limitada, de bienes de uso por la suma de U$S 1.940.666; c)- Cesión de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada de deuda financiera por U$S 12.000.000; y d)- Integración de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada por $ (U$S) 14.110.666. **PUNTO SEXTO: Consideración de autorización al Consejo de Administración para que SanCor Cooperativas Unidas Limitada participe en una sociedad cuyo objeto principal es la industrialización y/o comercialización de productos alimenticios, como consecuencia del punto anterior. Se adjunta información.-** Al igual que cuanto ocurriera con el tratamiento del punto precedente, los titulares de la Presidencia y de la Gerencia General de la Cooperativa son los responsables de ilustrar a los presentes sobre los aspectos puntuales que encierra este asunto. La información suministrada por ambos posibilita que los delegados se ubiquen rápidamente en torno al tema en consideración, razón por la cual los mismos se pronuncian en forma unánime, según resolución que se resume así: Como consecuencia de la adhesión, a esta entidad de segundo grado, de la Asociación Unión Tamberos Cooperativa Limitada, y de acuerdo a las operaciones descriptas en el punto quinto que antecede, se acuerda autorizar la participación de SanCor Cooperativas Unidas Limitada como accionista de Milkaut S.A.. **PUNTO SÉPTIMO: Consideración de la propuesta de financiación por parte de la Corporación Financiera Internacional, según detalle anexo.-** Los señores Presidente y Gerente General comentan ante los delegados, en forma amplia y pormenorizada, los diversos detalles y conceptos de la propuesta que llevara al Consejo de Administración a incluir este punto en el "orden del día". Los informantes también responden a algunas consultas puntuales sobre este particular. Concluído el tratamiento del caso, los delegados coinciden por unanimidad en resolver lo siguiente: 1.- Que SanCor Cooperativas Unidas Limitada acepte la propuesta de financiación proveniente de la Corporación Financiera Internacional ("C.F.I.") - la International Finance Corporation ("I.F.C.") en su idioma original - cuyo ofrecimiento contempla las siguientes pautas y exigencias generales, a saber: I) Financiamiento de una proporción mayoritaria de la operatoria, reestructuración y crecimiento futuro de SanCor Cooperativas Unidas Limitada; II) Gobernabilidad a través de un Comité de Dirección, con la participación de dos veedores o asesores a nivel del mismo y uno en la Comisión Fiscalizadora, designados por la Corporación Financiera Internacional (la International Finance Corporation); y III) Constitución de garantías con activos tangibles e intangibles, en las que se incluye la marca SanCor. 2.- Autorizar al Consejo de Administración para que - de conformidad a lo condensado en el inciso 1.- (apartados I, II y III) precedente - avance en esa línea de negociación y, paralelamente, instrumente con la Corporación Financiera Internacional (la International Finance Corporation) los acuerdos que resulte

SANCOR COOPERATIVAS UNIDAS LTDA.

necesario celebrar para la obtención del préstamo proveniente de la propuesta de financiación formulada por la nombrada. **PUNTO OCTAVO: Consideración de la reforma del Estatuto de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.-** Seguidamente, el Presidente requiere la autorización de los delegados para comentar simultáneamente - en razón de la relación que los mismos guardan entre sí - los lineamientos básicos que motivaron la confección de los proyectos de reformas al estatuto social y al reglamento interno, respectivamente, de SanCor Cooperativas Unidas Limitada. Ello, manifiesta, independientemente de que - conforme está previsto en el "orden del día" como puntos octavo y noveno, respectivamente - la asamblea adopte en forma separada, lógicamente, las resoluciones pertinentes. En la continuidad de la exposición de motivos prevista como introducción al tema, el señor Oreste José Manrique y el Gerente General recuerdan que las reformas al estatuto social y al reglamento interno de esta entidad de segundo grado comprenden - según los proyectos enviados en su oportunidad a las cooperativas adheridas - modificaciones al articulado que se refiere a las materias de gobierno y asociación, como asimismo a otros artículos que se modifican en la forma necesaria, para adecuar esos instrumentos sociales a lo convenido con la Asociación Unión Tamberos Cooperativa Limitada. A la vez, los informantes puntualizan que las reformas proyectadas para ambos documentos - en materia de gobierno y asociación - comprenden: designación de la Presidencia de la Cooperativa, cantidad de miembros (titulares y suplentes) integrantes del Consejo de Administración, constitución de un Comité de Dirección, zonas comarcales, determinación de delegados, y asociación de productores a SanCor Cooperativas Unidas Limitada. Al propio tiempo, se informa a los presentes que en el Convenio de Adhesión de la Asociación Unión Tamberos Cooperativa Limitada a esta entidad de segundo grado se fijó el 15 de octubre del corriente año para concretar los acuerdos definitivos, obtener la conformidad de los accionistas minoritarios (Inversores) y traspasar activos y pasivos. Además, se menciona que entre las medidas previas y condicionantes de acuerdo definitivo - denominadas "Condiciones Precedentes" - se prevé la adecuación del estatuto social y del reglamento interno, para asegurar la participación política de la Asociación Unión Tamberos Cooperativa Limitada en SanCor Cooperativas Unidas Limitada. Sin perjuicio de ello - se señala - puede ocurrir que alguna o algunas de las restantes condiciones no se cumplan en la fecha inidicada, o de su eventual prórroga, y que quede sin efecto dicha adhesión, hecho éste que tornaría improcedente la reforma de determinados artículos de los documentos en cuestión. Previendo ese supuesto, manifiesta ahora la Presidencia, y para el caso que el día pactado para el vencimiento (15/10/2001), o el de su eventual prórroga, se revierta la adhesión de la Asociación referenciada, nuestro Consejo de Administración ha definido una redacción alternativa de los proyectos antedichos. Por lo demás, expresa el señor Oreste José Manrique, atento a las inquietudes receptadas de nuestras cooperativas adheridas en las reuniones informativas zonales (de pre-asamblea) celebradas oportunamente, referidas coincidentemente a la conveniencia de prescindir por ahora de aprobar la incorporación de productores agropecuarios como asociados directos, profundizando este tema más adelante, nuestro Consejo de Administración ha preparado - juntamente con el personal superior de la Cooperativa - una alternativa que comprende distintas adecuaciones, basadas en la sugerencia precitada y, por ende, posponer para otra oportunidad el tratamiento formal de tal iniciativa. Por tanto, concluye manifestando el Presidente, por conducto del Secretario efectuaremos de inmediato la lectura de esa nueva alternativa, como complemento del material que en su momento remitiéramos, en relación a los puntos octavo y noveno del "orden del día", a las cooperativas adheridas. En consecuencia, solicita concretamente que la presente asamblea se pronuncie en relación a cuanto se termina de exponer en torno a las alternativas para la reforma estatutaria, requiriendo también autorización para proceder, llegado el caso, a la adecuación alternativa propuesta respecto a la Asociación Unión Tamberos Cooperativa Limitada, y delegando en el Consejo de Administración el trámite de aprobación e inscripción en el Instituto Nacional de Asociativismo y Economía Social ("INAES") de una u otra versión del estatuto social, según sea la definición de la mencionada adhesión de la nombrada entidad hasta el día 15 de octubre de 2001, o de su eventual prórroga. Luego de escuchar atentamente los asistentes la amplia información expuesta, seguidamente y por decisión unánime los delegados resuelven no incluir en la reforma estatutaria la incorporación de productores agropecuarios, como asociados directos. Frente a esa decisión, por unanimidad los asambleístas aprueban primeramente en general, pasando luego al tratamiento en particular del proyecto de reforma del estatuto, según la adecuación resuelta. Al iniciarse la consideración del artículo 1° de dicho documento y habilitados en el uso de palabra por la Presidencia, se registran dos mociones disidentes sobre este particular. En efecto, los señores

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

Idelso Trossero, Miguel Ángel Cornetti y Edgar Pablo Herrmann - delegados de las asociadas "Carlos María Rivero Haedo" N° 50, "Dos Hermanas de Serrano" N° 405 y "Tamberos del Sur" N° 488, respectivamente - se pronuncian por aprobar, para el artículo 1° del estatuto, la propuesta del proyecto respectivo, de reemplazar la actual denominación de SanCor Cooperativas Unidas Limitada por la de SanCor Milkaut Cooperativa Limitada. En cambio, los señores Antonio José Giustina y Roberto Kuriger, en ese orden en el uso de palabra, como representantes de las cooperativas adheridas "Morterense" N° 10 y "Unión Villa-Ana" N° 482, respectivamente, se expiden por la posición de no modificar la actual denominación de SanCor Cooperativas Unidas Limitada. Frente a esta situación y con el consentimiento unánime de los asambleístas, la Presidencia aclara que someterá a votación ambas posiciones y que primeramente deberá votarse por la propuesta de cambio de la denominación de esta Cooperativa de segundo grado por la de SanCor Milkaut Cooperativa Limitada - que se identificará como "Alternativa 1" - para luego votar por la moción de mantener la denominación de SanCor Cooperativas Unidas Limitada, la que debe considerarse - para la votación - como "Alternativa 2". Una vez concluídas las pertinentes votaciones para el artículo 1° del estatuto social, un total de 225 (doscientos veinticinco) delegados se expiden por la "Alternativa 1", mientras que 27 (veintisiete) asambleístas se pronuncian por la "Alternativa 2". Un total de 94 (noventa y cuatro) delegados se abstienen de votar. Por tanto, por mayoría que superó los 2/3 de votos requeridos legal y estatutariamente, la asamblea resuelve que el nuevo artículo 1° del estatuto social quede concebido en estos términos: "Con la denominación de SanCor Milkaut Cooperativa Limitada, continúa funcionando esta cooperativa de cooperativas, de transformación y ventas, fundada el 17 de setiembre de 1938, anteriormente denominada SanCor Cooperativas Unidas Limitada, que se regirá por las disposiciones de este estatuto y en todo aquello que éste no previere por la legislación vigente en materia de cooperativas". Acto seguido y a medida que se considera cada uno de ellos, los delegados coinciden por unanimidad en aprobar - en base a la nueva alternativa de adecuaciones - los textos para los artículos contemplados en la reforma del estatuto de esta entidad. Finalizado el tratamiento correspondiente, en concreto se deja aprobado, a instancia de esta asamblea, el proyecto de reforma que se transcribe a renglón seguido, a saber: "Estatuto Social: **ARTÍCULO 1°**: Con la denominación de SanCor Milkaut Cooperativa Limitada, continúa funcionando esta cooperativa de cooperativas, de transformación y ventas, fundada el 17 de setiembre de 1938, anteriormente denominada SanCor Cooperativas Unidas Limitada, que se regirá por las disposiciones de este estatuto y en todo aquello que éste no previere por la legislación vigente en materia de cooperativas. **ARTÍCULO 9°**: Podrán formar parte de la Cooperativa las cooperativas de productores agropecuarios que soliciten su adhesión por escrito, y se comprometan a suscribir, conforme el artículo 27 de la Ley 20337, la cantidad de cuotas sociales que resulte de la estimación del uso potencial de los servicios sociales, multiplicado por el doble del coeficiente determinado en función de la producción de leche, establecido en la última oportunidad en que se haya aplicado el mecanismo establecido en el artículo 10°, inciso b); y a cumplir las disposiciones de este estatuto y de los reglamentos que en su consecuencia se dicten y que no tengan intereses contrarios a la Cooperativa, requiriéndose previa autorización de la asamblea de sus asociados, de cuya acta acompañarán copia. El Consejo de Administración resolverá sobre su admisión o rechazo, sin recurso alguno, dejándose constancia en acta. En caso de rechazo, el mismo deberá ser fundado. **ARTÍCULO 21°**: Además de los libros prescriptos por el artículo 44 del Código de Comercio, se llevarán los siguientes: 1) Registro de Asociadas; 2) Actas de Asambleas; 3) Actas de reuniones del Consejo de Administración; 4) Actas de reuniones del Comité de Dirección; 5) Actas de reuniones de la Comisión Fiscalizadora; 6) Informes de Auditoría. Dichos libros serán rubricados conforme lo dispuesto por el artículo 38 de la Ley 20337. **ARTÍCULO 30°**: Las Asambleas, tanto Ordinarias como Extraordinarias, serán convocadas con quince días de anticipación por lo menos a la fecha de su realización. La convocatoria incluirá el orden del día a considerar y determinará fecha, hora, lugar de realización y carácter de la Asamblea. Con la misma anticipación, la realización de la Asamblea será comunicada a la autoridad de aplicación y al órgano local competente, acompañando en su caso, la documentación mencionada en el artículo 24° y toda otra documentación que deba ser considerada por la Asamblea. Dichos documentos y el padrón de asociados serán puestos a la vista y a disposición de las cooperativas asociadas en el lugar en que se acostumbre exhibir los anuncios de la Cooperativa. Las mismas serán citadas a la Asamblea, haciéndoles saber la convocatoria y el orden del día pertinente y el lugar donde se encuentra a su disposición la documentación a considerarse, mediante cualquiera de las formas establecidas por la autoridad de aplicación. **ARTÍCULO 33°**: Las

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 SUNCHALES

Asambleas estarán constituidas por un delegado titular por cooperativa asociada, con más la representación mínima de 250 delegados titulares, que se asignarán proporcionalmente a cada asociada según el volumen promedio de sus operaciones. A tales efectos se tomará el promedio diario superior a 10.000 litros de leche, que cada cooperativa asociada haya entregado a la Cooperativa durante los tres últimos ejercicios de esta última o durante el período de entrega si fuere menor. Para dicha determinación proporcional del número de delegados de cada cooperativa, toda fracción se considerará como un delegado más. Por consiguiente, a las cooperativas con hasta 10.000 litros diarios de promedio no se les asignará delegados por producción. En aplicación de dicho sistema de representatividad, el máximo alcanzará a cincuenta delegados por cooperativa asociada, lo cual impide el dominio excluyente de cualquiera de ellas. Anualmente, dentro de los sesenta días posteriores a la finalización de cada ejercicio, la Cooperativa determinará y notificará a cada asociada la cantidad de delegados que le corresponda, de conformidad a la aplicación del procedimiento fijado precedentemente. La cooperativa adherida que por cualquier motivo no recibiere dicha notificación, tendrá la opción de requerir la misma o en su defecto designar igual número de delegados que le hubiere correspondido según la última notificación recibida. Del mismo modo se designarán tantos delegados suplentes que reemplazarán al o a los titulares, en caso de ausencia o impedimento de éstos. Los delegados durarán un año en sus funciones y podrán ser reelectos. Mientras el estatuto de cada cooperativa asociada no contemple la elección de los delegados, esta función podrá ser desempeñada por cualquier asociado de las mismas, en ambos casos, siempre que posea tambo en actividad. La cooperativa asociada deberá comunicar la designación del o de los Delegados por nota, que servirá de suficiente e indispensable credencial. **ARTÍCULO 44°**: La administración de la Cooperativa estará a cargo de un Consejo de Administración constituido por trece titulares y doce suplentes. **ARTÍCULO 45°**: Para la elección de los candidatos a miembros del Consejo de Administración se formarán once zonas. A efectos de la representatividad y demarcación de las mismas, como así también de las cooperativas a incluir en cada una de ellas en la respectiva reglamentación, se tendrán en cuenta razones de volumen de producción, ubicación geográfica, y asimismo que la cantidad de delegados de cualquier zona no implique un dominio excluyente sobre las demás. **ARTÍCULO 48°**: La Asamblea elegirá a doce miembros titulares, entre los cuales designará el Presidente, pasando a ocupar el carácter de titular, el suplente que corresponde a la misma zona, conformándose de tal manera el número de trece consejeros titulares que establece el artículo 44°. El Presidente durará tres ejercicios en el mandato, a cuyo vencimiento no podrá ser electo como consejero titular o suplente, ni ser miembro de la Comisión Fiscalizadora, sino después de un ejercicio de haber fenecido su mandato, no siendo computable el término de tiempo ejercido con anterioridad como consejero titular. Los restantes miembros titulares durarán tres ejercicios en el mandato y se renovarán anualmente por terceras partes, pero todos continuarán en el cargo no obstante la expiración del término de su mandato, hasta el momento en que asuman sus funciones los que hubieren resultado electos. Podrán ser reelectos por un nuevo período de tres ejercicios, luego de lo cual no podrán volver a ser reelectos, ni ocupar suplencias ni cargos en la Comisión Fiscalizadora, sino después de un ejercicio de haber fenecido el mandato anterior. Caducará automáticamente el mandato del consejero que cese en su actividad tambera, salvo en los casos en que esto último responda a causas temporarias de fuerza mayor. **ARTÍCULO 49°**: Los miembros suplentes serán elegidos por la Asamblea, durarán un ejercicio en sus funciones y reemplazarán a todo miembro titular que renuncie, fallezca o cuyo mandato caduque, ante lo cual, según fuere el caso, durarán hasta la próxima Asamblea Ordinaria o completarán el período correspondiente al miembro reemplazado, en la forma y modo que determine la respectiva reglamentación. El Consejo de Administración se integrará por sí mismo, llamando al suplente que corresponda. Se prescindirá del reemplazo cuando la vacancia se produzca faltando menos de noventa días para la Asamblea en la cual el período del miembro a reemplazar finalice. Los miembros suplentes podrán ser reelectos o electos en forma inmediata para la función de consejero titular o miembro de la Comisión Fiscalizadora. **ARTÍCULO 50°**: Dentro de los quince días posteriores a la realización de la Asamblea Ordinaria, bajo la presidencia de su titular designado por la Asamblea según el artículo 48°, deberá constituirse el nuevo Consejo de Administración, eligiéndose anualmente de su seno el Vicepresidente, Secretario, Prosecretario, Tesorero y Protesorero. Los demás miembros titulares actuarán como Vocales. Conforme al artículo 71 de la Ley 20337, se constituirá un Comité de Dirección que tendrá a su cargo la gestión de los asuntos ordinarios de la entidad, debiendo informar de lo actuado en cada reunión del Consejo de

SANCOR COOPERATIVAS UNIDAS LTDA

Administración. **ARTÍCULO 52°**: El Consejo de Administración se reunirá por lo menos una vez al mes o cuando lo requiera cualquiera de sus miembros. En este último caso, la convocatoria se hará por el Presidente para reunirse dentro del sexto día de recibido el pedido. En su defecto, podrá convocarlo cualquiera de los consejeros. El quórum será de más de la mitad de los consejeros, salvo para aprobar el plan financiero general, resolver la desafiliación o la exención temporaria de entrega de producción por cooperativas asociadas y proponer la exclusión de asociadas, para cuyos casos se requerirá la presencia de las tres cuartas partes de los miembros. Las resoluciones se tomarán por simple mayoría de votos presentes. Si se produjera vacancia después de incorporados los suplentes, la Comisión Fiscalizadora designará a los reemplazantes hasta la reunión de la primera Asamblea. **ARTÍCULO 53°**: El Presidente tendrá derecho a voto en todas las circunstancias, y en caso de empate tendrá doble voto. **ARTÍCULO 61°**: El Presidente es el representante legal de la Cooperativa en todos sus actos. Son sus deberes y atribuciones: Vigilar el fiel cumplimiento del estatuto, de los reglamentos y de las resoluciones del Comité de Dirección, del Consejo de Administración y de la Asamblea; disponer la citación y presidir las reuniones de los órganos sociales precedentemente mencionados; resolver interinamente los asuntos de carácter urgente, dando cuenta al Comité de Dirección y al Consejo de Administración en la primera sesión que celebre; firmar con el Secretario y Tesorero los documentos previamente autorizados por dicho cuerpo, que importen obligación de pago o contrato que obligue a la Cooperativa; firmar con el Secretario las escrituras públicas que sean consecuencias de operaciones previamente autorizadas por el Consejo de Administración; firmar con el Secretario y el Tesorero la memoria y los balances; firmar con las personas indicadas en cada caso los documentos referidos en los artículos 14°; 38° y 55°; otorgar con el Secretario los poderes autorizados por el Consejo de Administración. **ARTÍCULO 62°**: El Vicepresidente reemplazará al Presidente con todos sus deberes y atribuciones en caso de ausencia transitoria. También lo hará en caso de producirse la vacancia del cargo, hasta tanto la próxima Asamblea Ordinaria designe a un nuevo Presidente según lo establecido en el artículo 48°. Ante la ausencia de Presidente y Vicepresidente y al solo efecto de sesionar, el Consejo de Administración designará como Presidente ad-hoc a otro consejero. En caso de ausencia temporaria o vacancia del Vicepresidente, será reemplazado por un Vocal. **ARTÍCULO 63°**: Son deberes y atribuciones del Secretario: Refrendar los documentos sociales autorizados por el Presidente; redactar las actas y memoria; cuidar el archivo social; llevar los libros de actas de sesiones del Comité de Dirección, del Consejo de Administración y de reuniones de la Asamblea. En caso de ausencia transitoria o vacancia del cargo, el Secretario será reemplazado por el Prosecretario, con los mismos deberes y atribuciones. **ARTÍCULO 68°**: Son atribuciones de la Comisión Fiscalizadora: a) Fiscalizar la administración, a cuyo efecto examinará los libros y documentos siempre que lo juzgue conveniente; b) Convocar, previo requerimiento al Consejo de Administración, a Asamblea Extraordinaria cuando lo juzgue necesario, y a Asamblea Ordinaria cuando omita hacerlo dicho órgano una vez vencido el plazo de ley; c) Verificar periódicamente el estado de caja y la existencia de títulos y valores de toda especie; d) Asistir con voz a las reuniones del Comité de Dirección y del Consejo de Administración; e) Verificar y facilitar el ejercicio de los derechos de las asociadas; f) Informar por escrito sobre todos los documentos presentados por el Consejo de Administración a la Asamblea Ordinaria; g) Hacer incluir en el orden del día de la Asamblea los puntos que considere procedentes; h) Designar Consejeros en los casos previstos en el artículo 52°; i) Vigilar las operaciones de liquidación; j) En general, velar porque el Consejo de Administración cumpla la ley, el estatuto, los reglamentos y las resoluciones asamblearias. La Comisión Fiscalizadora debe ejercer sus funciones de modo que no entorpezca la regularidad de la administración social. La función de fiscalización se limita al derecho de observación cuando las decisiones significaran, según su concepto, infracción a la ley, al estatuto o a los reglamentos. Para que la impugnación sea procedente debe, en cada caso, especificar concretamente las disposiciones que considere transgredidas. **ARTÍCULO 69°**: Los integrantes de la Comisión Fiscalizadora designarán anualmente entre sus miembros, al constituirse dentro de los quince días posteriores a la realización de la Asamblea Ordinaria, a un Presidente, que será el encargado de convocar a reuniones de dicho cuerpo colegiado, el cual sesionará con un quórum de dos miembros y resolverá por simple mayoría de votos. El Presidente tendrá voto en todas las circunstancias, y en caso de empate tendrá doble voto. Ante la falta transitoria del Presidente, y al solo efecto de sesionar, la Comisión Fiscalizadora designará por sorteo como Presidente ad-hoc a otro de sus integrantes. Los Síndicos responden por el incumplimiento de las obligaciones que les imponen la ley y el estatuto.

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

Tienen el deber de documentar sus observaciones y requerimientos y, agotada la gestión interna, informar de los hechos a la autoridad de aplicación y al órgano local competente. La constancia de su informe cubre la responsabilidad de fiscalización. La Comisión Fiscalizadora se reunirá como mínimo una vez al mes, o cuando lo requiera cualquiera de sus miembros. Sus deliberaciones y resoluciones serán registradas en el Libro de Actas a que se refiere el artículo 21°, y las actas deberán ser firmadas por todos los presentes. **ARTÍCULO 84°**: Las cooperativas asociadas deberán dar cumplimiento a lo establecido en el inciso e) del artículo 10°, en un plazo máximo de dos años a contar desde el 22/7/1999, fecha de inscripción de la anterior reforma por parte de la autoridad de aplicación. El Consejo de Administración podrá ampliar dicho plazo las veces que considere necesario. **ARTÍCULO 85°**: Como consecuencia de la anterior reforma estatutaria, aprobada por la Asamblea General Extraordinaria de fecha 18/06/1999, quedan derogadas las resoluciones asamblearias referidas a las condiciones sobre recepción y pago de la materia prima". Paralelamente, en forma unánime los delegados resuelven autorizar al Consejo de Administración para que - en el supuesto que no se concretara la adhesión de la Asociación Unión Tamberos Cooperativa Limitada ("A.U.T.") - la precedente reforma del estatuto social de SanCor Cooperativas Unidas Limitada se sujetará entonces a una redacción alternativa, según el siguiente texto: "**ARTÍCULO 9°**: Podrán formar parte de la Cooperativa las cooperativas de productores agropecuarios que soliciten su adhesión por escrito, y se comprometan a suscribir, conforme el artículo 27 de la Ley 20337, la cantidad de cuotas sociales que resulte de la estimación del uso potencial de los servicios sociales, multiplicado por el doble del coeficiente determinado en función de la producción de leche, establecido en la última oportunidad en que se haya aplicado el mecanismo establecido en el artículo 10°, inciso b); y a cumplir las disposiciones de este estatuto y de los reglamentos que en su consecuencia se dicten y que no tengan intereses contrarios a la Cooperativa, requiriéndose previa autorización de la asamblea de sus asociados, de cuya acta acompañarán copia. El Consejo de Administración resolverá sobre su admisión o rechazo, sin recurso alguno, dejándose constancia en acta. En caso de rechazo, el mismo deberá ser fundado. **ARTÍCULO 21°**: Además de los libros prescriptos por el artículo 44 del Código de Comercio, se llevarán los siguientes: 1) Registro de Asociadas; 2) Actas de Asambleas; 3) Actas de reuniones del Consejo de Administración; 4) Actas de reuniones del Comité de Dirección; 5) Actas de reuniones de la Comisión Fiscalizadora; 6) Informes de Auditoría. Dichos libros serán rubricados conforme lo dispuesto por el artículo 38 de la Ley 20337. **ARTÍCULO 30°**: Las Asambleas, tanto Ordinarias como Extraordinarias, serán convocadas con quince días de anticipación por lo menos a la fecha de su realización. La convocatoria incluirá el orden del día a considerar y determinará fecha, hora, lugar de realización y carácter de la Asamblea. Con la misma anticipación, la realización de la Asamblea será comunicada a la autoridad de aplicación y al órgano local competente, acompañando en su caso, la documentación mencionada en el artículo 24° y toda otra documentación que deba ser considerada por la Asamblea. Dichos documentos y el padrón de asociados serán puestos a la vista y a disposición de las cooperativas asociadas en el lugar en que se acostumbre exhibir los anuncios de la Cooperativa. Las mismas serán citadas a la Asamblea, haciéndoles saber la convocatoria y el orden del día pertinente y el lugar donde se encuentra a su disposición la documentación a considerarse, mediante cualquiera de las formas establecidas por la autoridad de aplicación. **ARTÍCULO 33°**: Las Asambleas estarán constituidas por un delegado titular por cooperativa asociada, con más la representación mínima de 250 delegados titulares, que se asignarán proporcionalmente a cada asociada según el volumen promedio de sus operaciones. A tales efectos se tomará el promedio diario superior a 10.000 litros de leche, que cada cooperativa asociada haya entregado a la Cooperativa durante los tres últimos ejercicios de esta última o durante el período de entrega si fuere menor. Para dicha determinación proporcional del número de delegados de cada cooperativa, toda fracción se considerará como un delegado más. Por consiguiente, a las cooperativas con hasta 10.000 litros diarios de promedio no se les asignará delegados por producción. En aplicación de dicho sistema de representatividad, el máximo alcanzará a cincuenta delegados por cooperativa asociada, lo cual impide el dominio excluyente de cualquiera de ellas. Anualmente, dentro de los sesenta días posteriores a la finalización de cada ejercicio, la Cooperativa determinará y notificará a cada asociada la cantidad de delegados que le corresponda, de conformidad a la aplicación del procedimiento fijado precedentemente. La cooperativa adherida que por cualquier motivo no recibiere dicha notificación, tendrá la opción de requerir la misma o en su defecto designar igual número de delegados que le hubiere correspondido según la última notificación recibida. Del mismo

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modo se designarán tantos delegados suplentes que reemplazarán al o a los titulares, en caso de ausencia o impedimento de éstos. Los delegados durarán un año en sus funciones y podrán ser reelectos. Mientras el estatuto de cada cooperativa asociada no contemple la elección de los delegados, esta función podrá ser desempeñada por cualquier asociado de las mismas, en ambos casos, siempre que posea tambo en actividad. La cooperativa asociada deberá comunicar la designación del o de los Delegados por nota, que servirá de suficiente e indispensable credencial. **ARTÍCULO 44°**: La administración de la Cooperativa estará a cargo de un Consejo de Administración constituido por trece titulares y doce suplentes. **ARTÍCULO 45°**: Para la elección de los candidatos a miembros del Consejo de Administración se formarán doce zonas. A efectos de la representatividad y demarcación de las mismas, como así también de las cooperativas a incluir en cada una de ellas en el reglamento interno, se tendrán en cuenta razones de volumen de producción, ubicación geográfica, y asimismo que la cantidad de delegados de cualquier zona no implique un dominio excluyente sobre las demás. **ARTÍCULO 48°**: La Asamblea elegirá a doce miembros titulares, entre los cuales designará el Presidente, pasando a ocupar el carácter de titular, el suplente que corresponde a la misma zona, conformándose de tal manera el número de trece consejeros titulares que establece el artículo 44°. El Presidente durará tres ejercicios en el mandato, a cuyo vencimiento no podrá ser electo como consejero titular o suplente, ni ser miembro de la Comisión Fiscalizadora, sino después de un ejercicio de haber fenecido su mandato, no siendo computable el término de tiempo ejercido con anterioridad como consejero titular. Los restantes miembros titulares durarán tres ejercicios en el mandato y se renovarán anualmente por terceras partes, pero todos continuarán en el cargo no obstante la expiración del término de su mandato, hasta el momento en que asuman sus funciones los que hubieren resultado electos. Podrán ser reelectos por un nuevo período de tres ejercicios, luego de lo cual no podrán volver a ser reelectos, ni ocupar suplencias ni cargos en la Comisión Fiscalizadora, sino después de un ejercicio de haber fenecido el mandato anterior. Caducará automáticamente el mandato del consejero que cese en su actividad tambera, salvo en los casos en que esto último responda a causas temporarias de fuerza mayor. **ARTÍCULO 49°**: Los miembros suplentes serán elegidos por la Asamblea, durarán un ejercicio en sus funciones y reemplazarán a todo miembro titular que renuncie, fallezca o cuyo mandato caduque, ante lo cual, según fuere el caso, durarán hasta la próxima Asamblea Ordinaria o completarán el período correspondiente al miembro reemplazado, en la forma y modo que determine la respectiva reglamentación. El Consejo de Administración se integrará por sí mismo, llamando al suplente que corresponda. Se prescindirá del reemplazo cuando la vacancia se produzca faltando menos de noventa días para la Asamblea en la cual el período del miembro a reemplazar finalice. Los miembros suplentes podrán ser reelectos o electos en forma inmediata para la función de consejero titular o miembro de la Comisión Fiscalizadora. **ARTÍCULO 50°**: Dentro de los quince días posteriores a la realización de la Asamblea Ordinaria, bajo la presidencia de su titular designado por la Asamblea según el artículo 48°, deberá constituirse el nuevo Consejo de Administración, eligiéndose anualmente de su seno el Vicepresidente, Secretario, Prosecretario, Tesorero y Protesorero. Los demás miembros titulares actuarán como Vocales. Conforme al artículo 71 de la Ley 20337, se constituirá un Comité de Dirección que tendrá a su cargo la gestión de los asuntos ordinarios de la entidad, debiendo informar de lo actuado en cada reunión del Consejo de Administración. **ARTÍCULO 52°**: El Consejo de Administración se reunirá por lo menos una vez al mes o cuando lo requiera cualquiera de sus miembros. En este último caso, la convocatoria se hará por el Presidente para reunirse dentro del sexto día de recibido el pedido. En su defecto, podrá convocarlo cualquiera de los consejeros. El quórum será de más de la mitad de los consejeros, salvo para aprobar el plan financiero general, resolver la desafiliación o la exención temporaria de entrega de producción por cooperativas asociadas y proponer la exclusión de asociadas, para cuyos casos se requerirá la presencia de las tres cuartas partes de los miembros. Las resoluciones se tomarán por simple mayoría de votos presentes. Si se produjera vacancia después de incorporados los suplentes, la Comisión Fiscalizadora designará a los reemplazantes hasta la reunión de la primera Asamblea. **ARTÍCULO 53°**: El Presidente tendrá derecho a voto en todas las circunstancias, y en caso de empate tendrá doble voto. **ARTÍCULO 61°**: El Presidente es el representante legal de la Cooperativa en todos sus actos. Son sus deberes y atribuciones: Vigilar el fiel cumplimiento del estatuto, de los reglamentos y de las resoluciones del Comité de Dirección, del Consejo de Administración y de la Asamblea; disponer la citación y presidir las reuniones de los órganos sociales precedentemente mencionados; resolver interinamente los asuntos de carácter urgente,

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

dando cuenta al Comité de Dirección y al Consejo de Administración en la primera sesión que celebre; firmar con el Secretario y Tesorero los documentos previamente autorizados por dicho cuerpo, que importen obligación de pago o contrato que obligue a la Cooperativa; firmar con el Secretario las escrituras públicas que sean consecuencias de operaciones previamente autorizadas por el Consejo de Administración; firmar con el Secretario y el Tesorero la memoria y los balances; firmar con las personas indicadas en cada caso los documentos referidos en los artículos 14°; 38° y 55°; otorgar con el Secretario los poderes autorizados por el Consejo de Administración. **ARTÍCULO 62°**: El Vicepresidente reemplazará al Presidente con todos sus deberes y atribuciones en caso de ausencia transitoria. También lo hará en caso de producirse la vacancia del cargo, hasta tanto la próxima Asamblea Ordinaria designe a un nuevo Presidente según lo establecido en el artículo 48°. Ante la ausencia de Presidente y Vicepresidente y al solo efecto de sesionar, el Consejo de Administración designará como Presidente ad-hoc a otro consejero. En caso de ausencia temporaria o vacancia del Vicepresidente, será reemplazado por un Vocal. **ARTÍCULO 63°**: Son deberes y atribuciones del Secretario: Refrendar los documentos sociales autorizados por el Presidente; redactar las actas y memoria; cuidar el archivo social; llevar los libros de actas de sesiones del Comité de Dirección, del Consejo de Administración y de reuniones de la Asamblea. En caso de ausencia transitoria o vacancia del cargo, el Secretario será reemplazado por el Prosecretario, con los mismos deberes y atribuciones. **ARTÍCULO 68°**: Son atribuciones de la Comisión Fiscalizadora: a) Fiscalizar la administración, a cuyo efecto examinará los libros y documentos siempre que lo juzgue conveniente; b) Convocar, previo requerimiento al Consejo de Administración, a Asamblea Extraordinaria cuando lo juzgue necesario, y a Asamblea Ordinaria cuando omita hacerlo dicho órgano una vez vencido el plazo de ley; c) Verificar periódicamente el estado de caja y la existencia de títulos y valores de toda especie; d) Asistir con voz a las reuniones del Comité de Dirección y del Consejo de Administración; e) Verificar y facilitar el ejercicio de los derechos de las asociadas; f) Informar por escrito sobre todos los documentos presentados por el Consejo de Administración a la Asamblea Ordinaria; g) Hacer incluir en el orden del día de la Asamblea los puntos que considere procedentes; h) Designar Consejeros en los casos previstos en el artículo 52°; i) Vigilar las operaciones de liquidación; j) En general, velar porque el Consejo de Administración cumpla la ley, el estatuto, los reglamentos y las resoluciones asamblearias. La Comisión Fiscalizadora debe ejercer sus funciones de modo que no entorpezca la regularidad de la administración social. La función de fiscalización se limita al derecho de observación cuando las decisiones significaran, según su concepto, infracción a la ley, al estatuto o a los reglamentos. Para que la impugnación sea procedente debe, en cada caso, especificar concretamente las disposiciones que considere transgredidas. **ARTÍCULO 69°**: Los integrantes de la Comisión Fiscalizadora designarán anualmente entre sus miembros, al constituirse dentro de los quince días posteriores a la realización de la Asamblea Ordinaria, a un Presidente, que será el encargado de convocar a reuniones de dicho cuerpo colegiado, el cual sesionará con un quórum de dos miembros y resolverá por simple mayoría de votos. El Presidente tendrá voto en todas las circunstancias, y en caso de empate tendrá doble voto. Ante la falta transitoria del Presidente, y al solo efecto de sesionar, la Comisión Fiscalizadora designará por sorteo como Presidente ad-hoc a otro de sus integrantes. Los Síndicos responden por el incumplimiento de las obligaciones que les imponen la ley y el estatuto. Tienen el deber de documentar sus observaciones y requerimientos y, agotada la gestión interna, informar de los hechos a la autoridad de aplicación y al órgano local competente. La constancia de su informe cubre la responsabilidad de fiscalización. La Comisión Fiscalizadora se reunirá como mínimo una vez al mes, o cuando lo requiera cualquiera de sus miembros. Sus deliberaciones y resoluciones serán registradas en el Libro de Actas a que se refiere el artículo 21°, y las actas deberán ser firmadas por todos los presentes. **ARTÍCULO 84°**: Las cooperativas asociadas deberán dar cumplimiento a lo establecido en el inciso e) del artículo 10°, en un plazo máximo de dos años a contar desde el 22/7/1999, fecha de inscripción de la anterior reforma por parte de la autoridad de aplicación. El Consejo de Administración podrá ampliar dicho plazo las veces que considere necesario. **ARTÍCULO 85°**: Como consecuencia de la anterior reforma estatutaria, aprobada por la Asamblea General Extraordinaria de fecha 18/06/1999, quedan derogadas las resoluciones asamblearias referidas a las condiciones sobre recepción y pago de la materia prima". **PUNTO NOVENO: Consideración de la reforma del Reglamento Interno de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.-** Como derivación de lo informado, tratado y aprobado en lo inherente al punto octavo precedente, en cuya introducción la asamblea aceptó y

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autorizó que se brinde en forma simultánea la información preparada respecto al mismo y a este punto noveno - los delegados disponen ahora, en relación a la reforma del reglamento interno, pasar a tratar el proyecto pertinente. A través de un pronunciamiento unánime por su aprobación en general, los delegados resuelven luego de su tratamiento en particular, que los mencionados artículos queden redactados así: "Reglamento Interno: **ARTÍCULO 12°**: Las votaciones para elección de autoridades deberán ser secretas, y con participación de una Junta Escrutadora, integrada por seis miembros designados por la Asamblea. No obstante, dichas votaciones, excepto para la elección del Presidente a que se refiere el artículo 48° del estatuto, como así también las restantes, podrán hacerse por signos levantando la mano, o en su forma nominal, cuando alguno de los asambleístas lo solicite, siempre que esté apoyada la moción y que la Asamblea así lo resuelva. **ARTÍCULO 19°**: Para la elección de los candidatos a miembros del Consejo de Administración, y según lo establecido por el artículo 45° del estatuto, quedan señaladas las once zonas que se detallan a continuación, juntamente con las cooperativas que cada una comprenda, a saber: **Zona "A"**: n° 9 - Cooperativa Limitada de Tamberos de "Colonia Tacurales", n° 10 - Cooperativa de Tamberos Limitada "Morterense", n° 13 - Cooperativa Limitada de Tamberos "Las Dos Provincias", n° 17 - Cooperativa Limitada de Tamberos "San Bernardo", n° 34 - Cooperativa de Tamberos "Morteros" Limitada, n° 36 - Cooperativa de Tamberos "Dos Hermanos" Limitada, n° 49 - Cooperativa de Tamberos "Beiro" Limitada, **Zona "B"**: n° 489 - Asociación Unión Tamberos Cooperativa Limitada, **Zona "C"**: n° 143 - "Tamberos Unidos de Charlone" Cooperativa Tambera Limitada, n° 292 - Cooperativa Tambera "Laboulaye" Limitada, n° 385 - Tamberos de "Rivadavia" Cooperativa Limitada, n° 405 - Cooperativa Tambera "Dos Hermanas de Serrano" Limitada, n° 448 - "Tambos" Cooperativa Tambera Limitada, n° 475 - Cooperativa de Tamberos "La Pintense" Limitada, n° 478 - Cooperativa Tambera "30 de Agosto" Limitada, **Zona "D"**: n° 11 - Cooperativa de Tamberos "La Unión" Limitada, n° 19 - Cooperativa de Tamberos Limitada "El Alba", n° 21 - Cooperativa de Tamberos Limitada "La Triestina", n° 27 - Cooperativa de Tamberos Limitada "La Flor", n° 28 - Cooperativa de Tamberos Limitada "La Selecta", n° 74 - Cooperativa de Tamberos "El Chipión" Limitada, n° 86 - Cooperativa de Tamberos "Valtelina" Limitada, n° 377 - Cooperativa de Tamberos "Seeber" Limitada, n° 479 - Cooperativa "Tamberos Unidos de Porteña" Limitada, **Zona "E"**: n° 18 - Cooperativa de Tamberos Unidos de "Monigotes" Limitada, n° 22 - Cooperativa de Tamberos de "Algarrobal" Limitada, n° 25 - Cooperativa Limitada de Tamberos "Colonia Palacios", n° 67 - Cooperativa Tambera "Elisa" Limitada, n° 76 - Cooperativa de Tamberos y Agrícola Limitada "La Unión Ambrosetti", n° 78 - Cooperativa Tambera "Unión Regional" Limitada, n° 90 - Cooperativa Limitada de Tamberos "La Primera de Arrufó", n° 212 - Cooperativa Tambera "La Nueva San Antonio" Limitada, n° 237 - Cooperativa Tambera "Nueva Alpina" Limitada, n° 304 - Cooperativa Tambera Colonia "Las Arenas" Limitada, n° 313 - Cooperativa de Tamberos "La Reserva" Limitada, n° 341 - Cooperativa Agropecuaria y Tambera "El Triunfo" Limitada, n° 364 - Cooperativa de Tamberos "Ceres" Limitada, n° 367 - "Tamberos Unidos" Cooperativa Limitada, **Zona "F"**: n° 89 - Cooperativa Limitada de Tamberos "La América", n° 228 - Cooperativa Limitada Tambera "La Esperanza", n° 482 - Cooperativa Tambera Limitada "Unión Villa-Ana", n° 484 - Cooperativa Tambera "Central Unida" Limitada, **Zona "G"**: n° 94 - Cooperativa de Tamberos "El Trabajo" Limitada n° 97 - Cooperativa Tambera "Colonia Marina" Limitada, n° 98 - Cooperativa de Tamberos "Sadil" Limitada, n° 104 - Cooperativa Tambera "Del Oeste Santafesino" Limitada, n° 108 - Cooperativa Tambera "La Pulcra y La Laguna" Limitada, n° 116 - Cooperativa Tambera "Las Cañitas" Limitada, n° 119 - Cooperativa de Tamberos Limitada "La Cruz del Sur", n° 208 - Cooperativa de Tamberos Unidos "Arroyito" Limitada, n° 486 - Cooperativa Tambera "Regional del Este" Limitada, **Zona "H"**: n° 239 - Cooperativa Tambera Limitada "Las Colonias", n° 264 - Cooperativa de Tamberos "Pascanas" Limitada, n° 267 - Sociedad Cooperativa de Tamberos "Huanchilla" Limitada, n° 329 - "Italo-Argentina" Sociedad Cooperativa Agrícola Tambera Limitada, n° 394 -"La Unión" Cooperativa Tambera Limitada, n° 426 - Cooperativa de Tamberos "Ucacha" Limitada, n° 430 - Cooperativa de Tamberos "Colonia Astrada" Limitada, n° 481 - "Cotam" Cooperativa Tambera Limitada, **Zona "I"**: n° 1 - Cooperativa Limitada de Tamberos de "Sunchales", n° 2 - Cooperativa Limitada de Tamberos de "Colonia Frías", n° 3 - Cooperativa Limitada de Tamberos de "Colonia Raquel", n° 8 - Cooperativa Tambera "La Bonita" Limitada, n° 23 - Cooperativa de Tamberos Limitada "Colonia Vila", n° 50 - Cooperativa Limitada de Tamberos "Carlos M. Rivero Haedo", n° 57 - Cooperativa Tambera "La Argentina" Limitada, n° 135 - Cooperativa Tambera "Zona Rafaela" Limitada, n° 137 - Cooperativa Limitada de Tamberos "La

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

Humbertina", **Zona "J"**: n° 52 - Cooperativa Tambera Limitada "De Balnearia", n° 58 - Cooperativa Tambera "Cinco Estrellas" Limitada, n° 66 - Cooperativa de Tamberos "La Tordilla" Limitada, n° 73 - Cooperativa Limitada de Tamberos "Del Centro de La Para", n° 85 - Cooperativa de Tamberos Limitada "Concepción", n° 112 - Cooperativa de Tamberos "Las Cuatro Esquinas" Limitada, **Zona "K"**: n° 71 - Cooperativa Limitada de Tamberos de la "Zona de Gálvez", n° 188 - Cooperativa de Tamberos y Agrícola-Ganadera Limitada "La Industrial Argentina", n° 215 - Cooperativa Tambera "Sol Naciente" Limitada, n° 241 - Cooperativa Limitada de Tamberos "La Crispense", n° 420 - "La Agrícola Regional" Cooperativa Limitada Agropecuaria, Consumo y Servicios Públicos, n° 462 - Cooperativa Tambera "Santo Domingo y Sarita" Limitada, n° 487 - Cooperativa Agropecuaria "Productores Unidos La Lolilla" Limitada, n° 488 - "Tamberos del Sur" Cooperativa Limitada. **ARTÍCULO 21°**: De conformidad a las pautas resultantes del artículo 45° del estatuto, el Consejo de Administración quedará integrado con un consejero titular y un suplente designados por cada una de las once zonas establecidas en el artículo 19°. El consejero titular y el suplente restantes, de conformidad al artículo 48° del estatuto, serán designados por la zona que posea la cooperativa asociada que registre el mayor volumen de producción entregada a la Cooperativa, según el procedimiento de cálculo previsto en el artículo 33° del estatuto y reemplazados con el mismo criterio una vez finalizados sus mandatos. **ARTÍCULO 22°**: Anualmente, cada zona deberá elegir los candidatos que le correspondan y para tales efectos, con un mes de anticipación a la Asamblea Ordinaria, el Consejo de Administración hará las respectivas convocatorias a reunión en la que participarán los delegados de cada cooperativa, en la misma cantidad que para cada una resulte aplicable según las normas que sobre representatividad proporcional surja del artículo 33° del estatuto, debidamente autorizados. Las personas electas deben poseer tambo en actividad dentro de la zona por la cual fueron designadas, no tener deudas vencidas con las cooperativas asociadas y tener su domicilio real dentro del país. La elección de candidatos a integrar el Consejo de Administración será decidida por mayoría simple de votos, a excepción del supuesto en el cual la elección de alguno de los postulantes, implique su reelección como candidato a miembro titular del Consejo de Administración, en cuyo caso deberá contar con un mínimo de dos tercios de los votos presentes, considerándose como ausentes a quienes se abstengan de votar. Si así no ocurriere, se efectuará una nueva votación, con exclusión de dicho candidato, pudiendo participar de la misma cualquier nuevo postulante. Las reuniones serán supervisadas por el Consejo de Administración, siendo requisito para las mismas: a) Designar una mesa directiva integrada por un Presidente y un Secretario; esta designación recaerá entre los delegados presentes; b) Levantar un acta dejándose constancia de lo resuelto, que firmarán los señores Presidente y Secretario de la reunión y los representantes del Consejo de Administración presentes. **ARTÍCULO 23°**: Realizadas estas reuniones, el Consejo de Administración formará la lista de candidatos que se someterá a votación de la Asamblea Ordinaria. En dicha votación cualquier integrante de esa lista podrá ser reemplazado por otro asociado, siendo requisito que el reemplazante posea tambo en actividad, dentro de la zona del candidato sustituído. Cuando se trate de una reelección, y el reemplazante no hubiere participado de la elección establecida en el artículo 22°, o habiéndolo hecho no hubiere obtenido los 2/3 establecidos en el mismo, deberá entonces obtener dicho porcentual en la Asamblea Ordinaria. Para la elección de Presidente a que se refiere el artículo 48° del estatuto social se requerirá mayoría absoluta de los votos presentes. Si asi no fuere, se procederá a una segunda votación entre quienes obtengan la mayoría simple y la primera minoría, salvo en el supuesto de empate, en cuyo caso, solamente participarán dichos consejeros en la segunda votación, la que a su vez se definirá por mayoría simple. Si en la misma, se produjera un empate en el mayor número de votos, a efectos de la respectiva definición se procederá a un sorteo. **ARTÍCULO 24°**: Para los casos en que un consejero suplente deba reemplazar a un titular se procederá de la siguiente manera: a) Directamente pasa a reemplazarlo el suplente de su zona, hasta completar el período correspondiente al miembro reemplazado. b) En caso de que la zona no posea consejero suplente se procederá al sorteo entre los suplentes de las zonas colindantes, cuyo mandato durará hasta la primera Asamblea Ordinaria, la cual designará el consejero suplente por dicha zona, que completará el mandato del titular de origen. Se prescindirá del reemplazo cuando la vacancia se produzca faltando menos de noventa días para la Asamblea Ordinaria. Los consejeros suplentes que ocupen la titularidad por un período inferior a un ejercicio, podrán ser electos como consejero titular sin requerir los dos tercios de votos establecidos en el artículo 22°. **ARTÍCULO 26°**: Como consecuencia de la reestructuración de zonas geográficas a que se refiere el artículo 19°, caducarán

SANCOR COOPERATIVAS UNIDAS LTDA.

en sus mandatos a la fecha de la primera Asamblea Ordinaria posterior a la aprobación e inscripción de la presente reforma, los consejeros que representan actualmente a las zonas n° 8 y n° 12, no requiriéndose para el caso de reelección de los mismos los 2/3 de votos a que se refieren los artículos 22° y 23°. **ARTÍCULO 27°**: Al integrarse el Consejo de Administración con posterioridad a la Asamblea Ordinaria, referida en el artículo anterior, se determinará mediante un sorteo entre los consejeros electos en representación de la zona que le hubiere correspondido dos consejeros, quién finalizará su mandato al término del primero y del segundo ejercicio, a efectos de adecuar la renovación anual por terceras partes que establece el artículo 48° del estatuto, no requiriéndose para el caso de reelección de los mismos, los 2/3 de votos a que se refieren los artículos 22° y 23°". Como en el caso de lo definido para el punto octavo que antecede, los asambleístas disponen también, unánimemente, facultar al Consejo de Administración de la Cooperativa para que, en el supuesto de no formalizarse la adhesión a SanCor Cooperativas Unidas Limitada de la Asociación Unión Tamberos Cooperativa Limitada ("A.U.T."), tramite la aprobación e inscripción de las reformas del reglamento interno del epígrafe, con el texto alternativo que se pasa a transcribir: "**ARTÍCULO 12°**: Las votaciones para elección de autoridades deberán ser secretas, y con participación de una Junta Escrutadora, integrada por seis miembros designados por la Asamblea. No obstante, dichas votaciones, excepto para la elección del Presidente a que se refiere el artículo 48° del estatuto, como así también las restantes, podrán hacerse por signos levantando la mano, o en su forma nominal, cuando alguno de los asambleístas lo solicite, siempre que esté apoyada la moción y que la Asamblea así lo resuelva. **ARTÍCULO 19°:** Para la elección de los candidatos a miembros del Consejo de Administración quedan señaladas las zonas que se detallan a continuación, juntamente con las cooperativas que cada una comprenda, a saber: **Zona N° 1:** n° 239 - Cooperativa Tambera Limitada "Las Colonias", n° 264 - Cooperativa de Tamberos "Pascanas" Limitada, n° 267 - Sociedad Cooperativa de Tamberos "Huanchilla" Limitada, n° 329 - "Italo-Argentina" Sociedad Cooperativa Agrícola Tambera Limitada, n° 394 -"La Unión" Cooperativa Tambera Limitada, n° 426 - Cooperativa de Tamberos "Ucacha" Limitada, n° 430 - Cooperativa de Tamberos "Colonia Astrada" Limitada, n° 481 - "Cotam" Cooperativa Tambera Limitada. **Zona N° 2:** n° 143 - "Tamberos Unidos de Charlone" Cooperativa Tambera Limitada, n° 292 - Cooperativa Tambera "Laboulaye" Limitada, n° 385 - Tamberos de "Rivadavia" Cooperativa Limitada, n° 405 - Cooperativa Tambera "Dos Hermanas de Serrano" Limitada, n° 448 - "Tambos" Cooperativa Tambera Limitada, n° 475 - Cooperativa de Tamberos "La Pintense" Limitada, n° 478 - Cooperativa Tambera "30 de Agosto" Limitada. **Zona N° 3**: n° 71 - Cooperativa Limitada de Tamberos de la "Zona de Gálvez", n° 188 - Cooperativa de Tamberos y Agrícola-Ganadera Limitada "La Industrial Argentina", n° 215 - Cooperativa Tambera "Sol Naciente" Limitada, n° 241 - Cooperativa Limitada de Tamberos "La Crispense", n° 420 - "La Agrícola Regional" Cooperativa Limitada Agropecuaria, Consumo y Servicios Públicos, n° 462 - Cooperativa Tambera "Santo Domingo y Sarita" Limitada, n° 487 - Cooperativa Agropecuaria "Productores Unidos La Lolilla" Limitada, n° 488 - "Tamberos del Sur" Cooperativa Limitada. **Zona N° 4**: n° 10 - Cooperativa de Tamberos Limitada "Morterense", n° 13 - Cooperativa Limitada de Tamberos "Las Dos Provincias", n° 34 - Cooperativa de Tamberos "Morteros" Limitada, n° 36 - Cooperativa de Tamberos "Dos Hermanos" Limitada, n° 49 - Cooperativa de Tamberos "Beiro" Limitada. **Zona N° 5**: n° 1 - Cooperativa Limitada de Tamberos de "Sunchales", n° 2 - Cooperativa Limitada de Tamberos de "Colonia Frías", n° 3 - Cooperativa Limitada de Tamberos de "Colonia Raquel", n° 9 - Cooperativa Limitada de Tamberos de "Colonia Tacurales", n° 17 - Cooperativa Limitada de Tamberos "San Bernardo", n° 18 - Cooperativa de Tamberos Unidos de "Monigotes" Limitada, n° 22 - Cooperativa de Tamberos de "Algarrobal" Limitada, n° 25 - Cooperativa Limitada de Tamberos "Colonia Palacios", n° 67 - Cooperativa Tambera "Elisa" Limitada, n° 137 - Cooperativa Limitada de Tamberos "La Humbertina", n° 212 - Cooperativa Tambera "La Nueva San Antonio" Limitada, n° 341 - Cooperativa Agropecuaria y Tambera "El Triunfo" Limitada. **Zona N° 6**: n° 52 - Cooperativa Tambera Limitada "De Balnearia", n° 58 - Cooperativa Tambera "Cinco Estrellas" Limitada, n° 66 - Cooperativa de Tamberos "La Tordilla" Limitada, n° 73 - Cooperativa Limitada de Tamberos "Del Centro de La Para", n° 112 - Cooperativa de Tamberos "Las Cuatro Esquinas" Limitada. **Zona N° 7**: n° 85 - Cooperativa de Tamberos Limitada "Concepción", n° 108 - Cooperativa Tambera "La Pulcra y La Laguna" Limitada, n° 116 - Cooperativa Tambera "Las Cañitas" Limitada, n° 208 - Cooperativa de Tamberos Unidos "Arroyito" Limitada, n° 486 - Cooperativa Tambera "Regional del Este" Limitada. **Zona N° 8**: n° 94 - Cooperativa de Tamberos "El Trabajo" Limitada, n° 97 - Cooperativa Tambera

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

"Colonia Marina" Limitada, n° 98 - Cooperativa de Tamberos "Sadil" Limitada, n° 104 - Cooperativa Tambera "Del Oeste Santafesino" Limitada, n° 119 - Cooperativa de Tamberos Limitada "La Cruz del Sur". **Zona N° 9**: n° 11 - Cooperativa de Tamberos "La Unión" Limitada, n° 19 - Cooperativa de Tamberos Limitada "El Alba", n° 21 - Cooperativa de Tamberos Limitada "La Triestina", n° 27 - Cooperativa de Tamberos Limitada "La Flor", n° 28 - Cooperativa de Tamberos Limitada "La Selecta", n° 74 - Cooperativa de Tamberos "El Chipión" Limitada, n° 86 - Cooperativa de Tamberos "Valtelina" Limitada, n° 377 - Cooperativa de Tamberos "Seeber" Limitada, n° 479 - Cooperativa "Tamberos Unidos de Porteña" Limitada. **Zona N° 10**: n° 89 - Cooperativa Limitada de Tamberos "La América", n° 90 - Cooperativa Limitada de Tamberos "La Primera de Arrufó", n° 228 - Cooperativa Limitada Tambera "La Esperanza", n° 482 - Cooperativa Tambera Limitada "Unión Villa-Ana", n° 484 - Cooperativa Tambera "Central Unida" Limitada. **Zona N° 11**: n° 8 - Cooperativa Tambera "La Bonita" Limitada, n° 23 - Cooperativa de Tamberos Limitada "Colonia Vila", n° 50 - Cooperativa Limitada de Tamberos "Carlos M. Rivero Haedo", n° 57 - Cooperativa Tambera "La Argentina" Limitada, n° 135 - Cooperativa Tambera "Zona Rafaela" Limitada. **Zona N° 12°:** n° 76 - Cooperativa de Tamberos y Agrícola Limitada "La Unión Ambrosetti", n° 78 - Cooperativa Tambera "Unión Regional" Limitada, n° 237 - Cooperativa Tambera "Nueva Alpina" Limitada, n° 304 - Cooperativa Tambera Colonia "Las Arenas" Limitada, n° 313 - Cooperativa de Tamberos "La Reserva" Limitada, n° 364 - Cooperativa de Tamberos "Ceres" Limitada, n° 367 - "Tamberos Unidos" Cooperativa Limitada. **ARTÍCULO 21°**: De conformidad a las pautas resultantes del artículo 45° del estatuto, el Consejo de Administración quedará integrado con un consejero titular y un suplente designados por cada una de las doce zonas establecidas en el artículo 19°. **ARTÍCULO 22°**: Anualmente, cada zona deberá elegir los candidatos que le correspondan y para tales efectos, con un mes de anticipación a la Asamblea Ordinaria, el Consejo de Administración hará las respectivas convocatorias a reunión en la que participarán los delegados de cada cooperativa, en la misma cantidad que para cada una resulte aplicable según las normas que sobre representatividad proporcional surja del artículo 33° del estatuto, debidamente autorizados. Las personas electas deben poseer tambo en actividad dentro de la zona por la cual fueron designadas, no tener deudas vencidas con las cooperativas asociadas y tener su domicilio real dentro del país. La elección de candidatos a integrar el Consejo de Administración será decidida por mayoría simple de votos, a excepción del supuesto en el cual la elección de alguno de los postulantes, implique su reelección como candidato a miembro titular del Consejo de Administración, en cuyo caso deberá contar con un mínimo de dos tercios de los votos presentes, considerándose como ausentes a quienes se abstengan de votar. Si así no ocurriere, se efectuará una nueva votación, con exclusión de dicho candidato, pudiendo participar de la misma cualquier nuevo postulante. Las reuniones serán supervisadas por el Consejo de Administración, siendo requisito para las mismas: a) Designar una mesa directiva integrada por un Presidente y un Secretario; esta designación recaerá entre los delegados presentes; b) Levantar un acta dejándose constancia de lo resuelto, que firmarán los señores Presidente y Secretario de la reunión y los representantes del Consejo de Administración presentes. **ARTÍCULO 23°**: Realizadas estas reuniones, el Consejo de Administración formará la lista de candidatos que se someterá a votación de la Asamblea Ordinaria. En dicha votación cualquier integrante de esa lista podrá ser reemplazado por otro asociado, siendo requisito que el reemplazante posea tambo en actividad, dentro de la zona del candidato sustituído. Cuando se trate de una reelección, y el reemplazante no hubiere participado de la elección establecida en el artículo 22°, o habiéndolo hecho no hubiere obtenido los 2/3 establecidos en el mismo, deberá entonces obtener dicho porcentual en la Asamblea Ordinaria. Para la elección de Presidente a que se refiere el artículo 48° del estatuto social se requerirá mayoría absoluta de los votos presentes. Si asi no fuere, se procederá a una segunda votación entre quienes obtengan la mayoría simple y la primera minoría, salvo en el supuesto de empate, en cuyo caso, solamente participarán dichos consejeros en la segunda votación, la que a su vez se definirá por mayoría simple. Si en la misma, se produjera un empate en el mayor número de votos, a efectos de la respectiva definición se procederá a un sorteo. **ARTÍCULO 24°**: Para los casos en que un consejero suplente deba reemplazar a un titular se procederá de la siguiente manera: a) Directamente pasa a reemplazarlo el suplente de su zona, hasta completar el período correspondiente al miembro reemplazado. b) En caso de que la zona no posea consejero suplente se procederá al sorteo entre los suplentes de las zonas colindantes, cuyo mandato durará hasta la primera Asamblea Ordinaria, la cual designará el consejero suplente por dicha zona, que completará el mandato del titular de origen.

SANCOR COOPERATIVAS UNIDAS LTDA.

Se prescindirá del reemplazo cuando la vacancia se produzca faltando menos de noventa días para la Asamblea Ordinaria. Los consejeros suplentes que ocupen la titularidad por un período inferior a un ejercicio, podrán ser electos como consejero titular sin requerir los dos tercios de votos establecidos en el artículo 22°. **ARTÍCULO 26°**: (se suprime el texto vigente)". **PUNTO DÉCIMO: Consideración sobre la aprobación de un Reglamento de Funcionamiento de un Comité de Dirección, según proyecto que se adjunta.-** Habiéndose incluído en la reforma estatutaria la constitución de un Comité de Dirección, de inmediato la Presidencia somete a consideración de la presente asamblea el reglamento que regiría el funcionamiento del mismo. Acto seguido y con intervención del Secretario, se pasa lectura al proyecto de reglamento que se dispusiera elevar para su análisis y resolución. Compenetrados debidamente los delegados de las argumentaciones que avalan la requisitoria del Consejo de Administración, los mismos coinciden en pronunciarse en favor de la autorización tramitada, resolviéndose por unanimidad cuanto se resume a continuación, a saber: En un todo de acuerdo a los términos del proyecto dado a conocer en esta asamblea, se deja aprobado ahora el reglamento que regirá en SanCor Cooperativas Unidas Limitada el funcionamiento - a nivel del Consejo de Administración - del Comité de Dirección, quedando redactado el mismo de la siguiente manera: "Artículo 1°: Objeto: De conformidad con lo establecido por los artículos 71 de la Ley 20337 y 50° del estatuto social, este reglamento regirá la organización y el funcionamiento del Comité de Dirección del Consejo de Administración de SanCor Cooperativas Unidas Limitada. Artículo 2°: Composición: Será integrado por los miembros del Consejo de Administración que ocupen los cargos de Presidente, Vicepresidente, Secretario y Tesorero. Artículo 3°: Reemplazo: Sus integrantes serán automáticamente reemplazados por quienes sean designados para desempeñar los mencionados cargos por cualquier motivo, sea en forma definitiva o transitoria. Artículo 4°: Reuniones: Se reunirá por lo menos una vez al mes o cuando lo requiera cualquiera de sus miembros. El Presidente, convocará a los demás miembros e informará a la Comisión Fiscalizadora, con una antelación mínima de cuarenta y ocho horas, lugar, fecha y horario de reunión dispuesta. Artículo 5°: Presidencia: El Presidente del Consejo de Administración presidirá las reuniones y en su ausencia será reemplazado por el Vicepresidente, con todos sus deberes y atribuciones. Artículo 6°: Quórum: Sesionará válidamente con la presencia de tres de sus miembros. Artículo 7°: Mayoría: Las decisiones se adoptarán por mayoría absoluta. El Presidente tendrá derecho a voto en todas las circunstancias y en caso de empate tendrá doble voto. Artículo 8°: Asesores: Puede designar asesores con carácter permanente o ad-hoc, o conformar comisiones especiales para el tratamiento o seguimiento de diversos temas. Artículo 9°: Asistencia a reuniones: El Gerente General participa en sus reuniones. El Comité podrá convocar a otros funcionarios que considere necesario y pertinente que participen, en razón de los temas a considerar. Artículo 10°: Funciones: Tendrá a su cargo: a) Gestión de los asuntos ordinarios de la Cooperativa, con cargo de informar al Consejo de Administración; b) Adoptar decisiones con carácter urgente en cuestiones extraordinarias, ad-referéndum de la aprobación posterior del Consejo de Administración; c) Adoptar decisiones respecto de los temas que expresamente el Consejo de Administración le encomiende para su tratamiento y gestión; d) El Comité de Dirección puede delegar en uno de sus integrantes la ejecución de sus decisiones. Artículo 11°: Actas: Se deberá dejar constancia de sus sesiones en el libro de actas respectivo, previsto en el artículo 21° del estatuto social, el que estará a cargo del Secretario. Artículo 12°: Información al Consejo de Administración: En cada reunión del Consejo de Administración se dará lectura a las actas de las reuniones del Comité de Dirección realizadas en el interín, dándose aprobación de lo actuado en cada caso". Desde ya, la asamblea resuelve - por unanimidad de los delegados actuantes - autorizar al mencionado cuerpo directivo para que en su momento disponga respecto a la fecha de puesta en funcionamiento del aludido Comité de Dirección. Por otra parte, la asamblea resuelve por unanimidad, tanto con respecto al tema objeto del presente, como así también con referencia a la reforma del estatuto (punto octavo) y del reglamento interno (punto noveno), facultar al Presidente del Consejo de Administración o a la persona que ese cuerpo directivo designe al efecto, para gestionar la aprobación e inscripción de dichos documentos, aceptando las modificaciones de forma que en cada caso la autoridad de aplicación exigiere o aconsejare. **PUNTO DÉCIMOPRIMERO: Consideración sobre la suspensión de los reembolsos de capital que pudieren corresponder por un término máximo de tres ejercicios económicos, en el marco de la Resolución N° 1027/94 del ex-Instituto Nacional de Acción Cooperativa (ahora Instituto Nacional de Asociativismo y Economía Social). Se anexa información.-** Sobre este tema, el señor Presidente comenta que la necesidad de financiar el

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES (Sta. Fe)

crecimiento de las cooperativas - frente a las nuevas exigencias competitivas - es realmente una de las preocupaciones centrales, en todo el mundo, del movimiento cooperativo. De ahí entonces, que esta problemática demande un profundo análisis y en un amplio espectro de temas. Por tanto, continúa señalando el nombrado, ante el convencimiento que el gran desafío común de las cooperativas es el de recrear novedosos sistemas de capitalización, que permitan salvaguardar el interés del conjunto por sobre el interés individual y que, a su vez, los productores puedan apropiarse de una parte creciente del valor agregado de su actividad, el Consejo de Administración ha dispuesto someter a consideración de esta asamblea la aplicación de la Resolución N° 1027/94 del ex-Instituto Nacional de Acción Cooperativa (ahora Instituto Nacional de Asociativismo y Economía Social). Su aprobación a esta instancia - concluye diciendo el titular de la Presidencia - nos permitiría, indudablemente, contar con el tiempo necesario para lograr el funcionamiento adecuado de este nuevo sistema. Interiorizados debidamente los delegados del propósito y alcance que encierra este punto y avalando las argumentaciones enunciadas sobre este particular por el señor Presidente, surge el pronunciamiento unánime de los asambleístas para dejar establecido, conforme a los términos de la precitada Resolución, lo siguiente: a)- Suspender en SanCor Cooperativas Unidas Limitada, por el término de tres (3) ejercicios, el reembolso total de las cuotas sociales integradas por las asociadas, con vigencia a partir del ejercicio económico en curso. b)- La antedicha medida no será aplicable en los casos a que se refiere el artículo 2° de la Resolución N° 1027/94. c)- Las cuotas sociales pendientes de reembolso de asociados con baja en la Cooperativa, devengarán un interés equivalente al 50% de la tasa de interés fijada por el Banco de la Nación Argentina en operaciones de Caja de Ahorro. d)- Mientras existan saldos de cuotas sociales pendientes de reembolso, se establece la obligatoriedad de capitalizar a las asociadas el total de los retornos y los intereses a las cuotas sociales integradas. **PUNTO DÉCIMOSEGUNDO: Consideración de un Programa Global de emisión de valores representativos de deuda a corto plazo ("TCPs") de hasta U$S 100.000.000 y de la autorización al Consejo de Administración para la determinación de los Términos y Condiciones del Programa, según información y propuesta que referido a ello se adjunta.-** El señor Presidente hace referencia, ante los asambleístas, a la conveniencia de que SanCor Cooperativas Unidas Limitada solicite a la Comisión Nacional de Valores (la "CNV") la correspondiente inscripción en el registro especial de emisores de valores representativos de deuda de corto plazo ("TCPs"), conforme a lo dispuesto por el apartado VI.16 del Capítulo VI, del Libro 1 de las Normas de la CNV, y la creación de un programa global para la emisión y/o re-emisión de TCPs (el "Programa"), con plazos de amortización de hasta 365 (trescientos sesenta y cinco) días, para ser ofertados públicamente con exclusividad a inversores calificados. En su exposición de motivos, el titular de la Presidencia continúa explicando que los principales términos y condiciones de los TCPs a emitir serían los siguientes: Monto máximo del Programa: U$S 100.000.000 (dólares estadounidenses cien millones) o su equivalente en otras monedas en circulación en cualquier momento. Títulos a emitir bajo el Programa: Los TCPs podrán ser emitidos, cumpliendo en cada caso con los requisitos previstos para su validez por la legislación vigente, en forma de pagarés seriados, título valores representativos de deuda de corto plazo emitidos como certificados globales para su depósito en regímenes de depósito colectivo, y/u obligaciones negociables simples no convertibles en acciones en el marco de la Ley N° 23.576 y sus modificatorias. Forma de los TCPs: Los TCPs podrán ser emitidos como títulos nominativos no endosables, en forma escritural, o ser representados en un título global para su depósito en un sistema de depósito colectivo autorizado por la CNV, en cuyo caso también podrán ser al portador, según se determine en cada clase y/o serie por el Consejo de Administración. Duración del Programa: 5 (cinco) años contados a partir de la inscripción original en el registro especial de emisores de TCPs en la CNV. Clases y Series: Los TCPs podrán emitirse en diferentes clases y series. Amortización de los TCPs: Entre un mínimo de 30 días y un máximo de 365 días. Precio de emisión de los TCPs: Los TCPs podrán emitirse a la par o bajo o sobre la par. Interés: Los TCPs podrán emitirse devengando interés a tasa fija, a tasa flotante, con descuento de emisión o sin devengar interés. Garantía: Los TCPs podrán emitirse con garantía común, especial o flotante. Moneda de emisión: Dólares estadounidenses, Pesos, o cualquier otra moneda que oportunamente determine el Consejo de Administración. Calificación de Riesgo: Se podrá calificar el Programa, cada serie o clase del Programa, con dictamen de una única sociedad calificadora de riesgo, a criterio del Consejo de Administración. Oferta Pública: Los TCPs serán ofrecidos públicamente sólo a los inversores calificados que se detallan en el artículo 95, apartado VI.16, Libro 1, de las Normas de la CNV, o cualquier otro que fuera incluido, en el futuro,

dentro de tal categoría por la CNV o la legislación de fondo aplicable en la República Argentina. Cotización: El Consejo de Administración podrá solicitar la cotización en bolsas de comercio y/o entidades autoreguladas locales de todas o determinadas clases y/o series de TCPs emitidos bajo el Programa. Por todo cuanto termina de comentar, el señor Presidente solicita ahora que los asambleístas acepten y aprueben delegar en el Consejo de Administración la determinación de los restantes términos y condiciones de emisión de los TCPs y de cada una de sus clases o series, incluyendo entre otros y a mero título ejemplificativo: (1) la época y moneda de emisión, forma de los títulos, plazo, precio, forma y condiciones de pago; (2) tipo y tasa de interés; (3) precio de colocación y fijación o no de prima de emisión; (4) la constitución de garantías especiales o flotantes sobre las obligaciones negociables; (5) la firma y aprobación de toda la documentación relacionada con la emisión de los TCPs y la constitución de la garantía flotante y de las garantías especiales, según fuera el caso; (6) la designación de las personas autorizadas para la emisión de los títulos; (7) solicitar o no la autorización de cotización en bolsas y/o mercados del país, en todos los casos a exclusiva decisión del Consejo de Administración y mediante la utilización de cualquiera de los procedimientos previstos al efecto por las normas en vigencia; (8) realizar todos los trámites pertinentes ante la CNV, bolsas de comercio y/u otros entes autoregulados y/o mercados del país, Caja de Valores S.A. y/u otros organismos equivalentes; y (9) negociar y firmar todos los contratos y documentación necesaria para implementar la emisión de los TCPs, firmando los títulos representativos con firmas autógrafas o en facsímil, o llevar el registro de títulos escriturales. Por último, la Presidencia propone y recomienda que los asambleístas autoricen al Consejo de Administración a subdelegar en ciertos Consejeros y Gerentes - de conformidad con lo autorizado por el apartado II.1, Capítulo II, Libro 1 de las Normas de la CNV - las facultades enunciadas en el párrafo anterior. Luego de una breve deliberación al respecto por parte de los delegados, en definitiva y por unanimidad esta asamblea resuelve lo siguiente: 1°)- Solicitar a la Comisión Nacional de Valores (la "CNV") la inscripción de SanCor Cooperativas Unidas Limitada en el registro especial de emisores de valores representativos de deuda de corto plazo (o "TCPs"), en un todo de acuerdo a lo dispuesto por el apartado VI.16 del Capítulo VI, del Libro 1 de las Normas de la CNV, delegando en el Consejo de Administración la realización de dicha presentación. 2°)- Crear un Programa Global para la emisión y/o re-emisión de TCPs, con plazos de amortización de hasta 365 (trescientos sesenta y cinco) días, para ser ofertados públicamente, con exclusividad a inversores calificados, conforme a los términos y condiciones antes descriptos. 3°)- Delegar en el Consejo de Administración la determinación de los restantes términos y condiciones de emisión de los TCPs, incluyendo - entre otras y a mero título ejemplificativo - las facultades arriba mencionadas, autorizándose a la vez a dicho cuerpo directivo a subdelegar esas facultades en ciertos Consejeros y Gerentes, de conformidad con lo autorizado por el apartado II.1, Capítulo II, Libro 1 de las Normas de la CNV. **PUNTO DÉCIMOTERCERO: Consideración de los artículos 67° y 78° de la Ley 20337, según información que se acompaña.-** En lo inherente a este punto, el Presidente se ocupa de recordar a los delegados presentes que los artículos 67° y 78° de la Ley de Cooperativas N° 20337 se refieren puntualmente a la retribución a reconocer a los señores Consejeros y Síndicos, por el trabajo personal en el cumplimiento de la actividad institucional. Agrega que su inclusión en el "orden del día" de la pertinente convocatoria se encuentra establecida por disposición de la mencionada norma legal, siendo privativo entonces de la asamblea fijar esas retribuciones. Al propio tiempo, la Presidencia señala - también con carácter de recordatorio - que la asamblea del 29 de setiembre de 2000 (Acta N° 85) aprobó, por el concepto antedicho, distintos importes mensuales y diario, según los casos, habiendo definido la misma liquidar - con vigencia para el período comprendido entre el 30 de setiembre de 2000 y el día de hoy - los siguientes montos: para los señores Presidente, Vicepresidente, Secretario y Tesorero del Consejo de Administración y Presidente de la Comisión Fiscalizadora: $ 2.200,00 por mes a cada uno; para los señores Prosecretario y Protesorero, para los restantes Vocales Titulares del mencionado cuerpo directivo y para los restantes Síndicos Titulares del aludido órgano de fiscalización: la suma unitaria de $ 1.800,00 por mes; y para los Vocales Suplentes del Consejo de Administración: un monto individual de $ 60,00 por cada día que los mismos dediquen a la actividad institucional. Compenetrados debidamente los delegados de los diversos aspectos y recordatorios enunciados sobre este asunto, surge la decisión coincidente y unánime de resolver lo siguiente: 1.- Para el período comprendido entre el 29 de setiembre de 2001 y el día de realización de la próxima asamblea ordinaria de asociadas, inclusive, mantendrán plena vigencia para los miembros (titulares y suplentes) del

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

Consejo de Administración y para los titulares de la Comisión Fiscalizadora - en concepto de retribuciones por el trabajo personal en el cumplimiento de la actividad institucional - los mismos importes, fijos y por día (según los casos), que se aprobaran en la asamblea ordinaria precitada. Vale decir entonces que los Consejeros (titulares y suplentes) y Síndicos Titulares percibirán, por el concepto materia de tratamiento de este tema, las siguientes retribuciones: 1.a.- Para quienes ejerzan en el carácter de Presidente, Vicepresidente, Secretario y Tesorero del Consejo de Administración, y como Presidente de la Comisión Fiscalizadora: $ 2.200,00 mensual, cada uno; 1.b.- Para los señores Prosecretario y Protesorero y los restantes Vocales Titulares de dicho cuerpo directivo y para los demás Síndicos Titulares del órgano de fiscalización: $ 1.800,00 a cada uno, por mes; 1.c.- Los Vocales Suplentes del Consejo de Administración tendrán un reconocimiento individual de $ 60,00 por cada día que dediquen a la actividad institucional. 2.- Desde ya, se asignan facultades al Consejo de Administración para que, de considerarlo conveniente y oportuno, durante el período más arriba señalado proceda a variar en más o en menos - según sea - las sumas consignadas en los apartados 1.a., 1.b. y 1.c. del punto 1.- precedente, ajustándolas en la misma proporción en que se modifique el valor que fije SanCor Cooperativas Unidas Limitada para el pago de la producción de leche (Categoría "A") recibida de sus cooperativas adheridas. 3.- Al propio tiempo, se dispone ratificar las resoluciones adoptadas en anteriores asambleas, en el sentido que, independientemente de tomar esta entidad a su cargo el mayor aporte previsional que les corresponda tributar como "autónomos" por el desempeño de sus actividades en la conducción de la Cooperativa y/o de sus sociedades controladas, se establece asimismo reintegrar a los Consejeros (titulares y suplentes) y Síndicos Titulares la mayor incidencia que le signifique a cada uno de ellos, en el impuesto a las ganancias, el agregado de las retribuciones que perciban de SanCor Cooperativas Unidas Limitada. **PUNTO DÉCIMOCUARTO: Designación de una Junta Escrutadora. Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Oreste José Manrique, Juan Carlos Giovenale, Enrique Francisco Barufaldi y Jorge Osvaldo Druetta. Elección de cuatro Consejeros Suplentes, en reemplazo del Ing. Agr. Oclides Amatore Cardellino y de los señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera, por terminación de mandatos. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor Rubén Darío Echavarri, a raíz de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores Orlando Antonio Beletti, Javier Alberto Bertero y Raúl Florencio Morales, por finalización de mandatos.-** Se pasa a tratar lo concerniente a la renovación parcial de autoridades de SanCor Cooperativas Unidas Limitada. Sobre este particular, los delegados coinciden, a través de su pronunciamiento, en ratificar la moción efectuada por el señor Remigio Antonio Pascual, en su condición de representante de la asociada "La Humbertina" N° 137, resolviéndose en definitiva - por unanimidad - que sea la Presidencia quien proponga los seis delegados que deberán integrar la Junta Escrutadora que tendrá a su cargo el control del escrutinio respectivo. Atento a la aludida decisión, el señor Oreste José Manrique procede a nominar, para conformar la mencionada Junta Escrutadora, a las siguientes personas: señora Analía Inés Astesana, señores Emilio Alfredo Genovesio y Gustavo Eladio Vignolo, señora Iris Lucía Venanzi, y señores Miguel Ángel Cornetti y Germán Vicente, delegados éstos que están representando a las cooperativas adheridas "Colonia Frías" N° 2, "La Bonita" N° 8, "Tamberos Unidos de Porteña" N° 479, "Regional del Este" N° 486, "Dos Hermanas de Serrano" N° 405, y "Tamberos Unidos de Charlone" N° 143, respectivamente, lo cual resulta aprobado por unanimidad por la asamblea. Seguidamente y previo al acto de votación correspondiente, el Secretario del Consejo de Administración - señor Enrique Francisco Barufaldi - expresa que, en cumplimiento a lo que determina la Resolución General N° 340/99 de la Comisión Nacional de Valores, modificatoria de la Resolución General N° 290, se hace necesario dejar perfectamente aclarado que todas las personas que en esta circunstancia se proponen como candidatos a Consejeros, para reemplazar a quienes hoy finalizan sus mandatos - tanto titulares como suplentes - revisten en la condición de "independientes", según lo establecido por la aludida Resolución General. Ese carácter de "independientes" - consigna el señor Secretario - surge de las respectivas actas de elección de candidatos por zona comarcal, que fueron presentadas oportunamente a efectos de la oficialización de los mismos por parte del Consejo de Administración. En cambio, en el caso de los candidatos a Síndicos, titulares y suplentes, solamente se requiere tal caracterización si se trata de profesionales en Ciencias Económicas. Sobre este particular, expresa el señor Enrique Francisco Barufaldi, si bien el candidato a Síndico Titular se trata de un Contador

SANCOR COOPERATIVAS UNIDAS LTD.

Público Nacional, no le alcanza sin embargo la caracterización de "no independiente". Frente a todo lo consignado, los señores asambleístas acuerdan, por unanimidad, que la elección de los candidatos para reemplazar a las personas cuyos mandatos finalizan se realice por votación, por "signos levantando la mano". Por tanto, se cumple con el acto enunciado y, al finalizar el mismo, la Junta Escrutadora informa oficialmente - por conducto de un despacho que suscriben sus integrantes - que la elección para la renovación parcial de autoridades de SanCor Cooperativas Unidas Limitada, para el período 2001/2002, arrojó el siguiente resultado, a saber: Para Miembros Titulares del Consejo de Administración: Ing. Agr. Oclides Amatore Cardellino, señor Raúl Antonio Maranzana, señor Roberto Osvaldo Marchiaro, y señor Ariel Aldo Salera, con 346 votos cada uno. Para Miembros Suplentes del Consejo de Administración: señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras, y Alberto Eduardo Rossetti, con 346 votos cada uno. Para Síndico Titular de la Comisión Fiscalizadora: C.P.N. Néstor Juan Garetto: 346 votos. Para Miembros Suplentes de la Comisión Fiscalizadora: señor Idelberto Néstor Astesana, Ing. Oscar Roberto Ferrero, y señor Alberto Raúl Linguetti, con 346 votos en cada caso. Por consiguiente y de conformidad a cuanto se consigna precedentemente, por unanimidad resultan electos y son proclamados por la Presidencia: Para el Consejo de Administración: 1.- Miembros Titulares: Ing. Agr. Oclides Amatore Cardellino y señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera. 2.- Miembros Suplentes: señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti. Comisión Fiscalizadora: a.- Síndico Titular: C.P.N. Néstor Juan Garetto. b.- Síndicos Suplentes: señor Idelberto Néstor Astesana, Ing. Oscar Roberto Ferrero y señor Alberto Raúl Linguetti. A raíz de todo ello, la Presidencia manifiesta que - al haberse tratado todos y cada uno de los puntos incluídos en el "orden del día" de la pertinente convocatoria - correspondería dar por finalizada esta asamblea. Atento a ello, los delegados autorizan al señor Oreste José Manrique a dar por concluida esta Asamblea General Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada, cuyo trámite se cumple siendo las catorce horas cincuenta y cinco minutos.

ENRIQUE FRANCISCO BARUFALDI Secretario	**ORESTE JOSÉ MANRIQUE** Presidente
RAÚL JUAN AVILA Asambleísta	**HUGO DACA** Asambleísta

SanCor
Cooperativas Unidas Ltda.

ACTA NÚMERO 87

28 de setiembre de 2001

ACTA NÚMERO OCHENTA Y SIETE: En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintiocho días del mes de setiembre del año dos mil uno se reúnen en la sede de SanCor Cooperativas Unidas Limitada - atento a la convocatoria a asamblea general ordinaria dispuesta por el Consejo de Administración el 24 de agosto de 2001 (Acta Número 2.512) - los delegados que firman en el registro de asistencia y cuyos nombres, juntamente con los de las cooperativas adheridas que representan, son los siguientes: Raúl Juan Avila, Plácido Tita, Néstor Luis Bertolatto, Omar Luis Juan Enrici, Marta Élida Mariotti, Evelio Luis Alloatti, Idelberto Néstor Astesana, Mariano Argentino Astesana, Celestino Manuel Franza, Carlos Manuel Dip, Juan Pablo Solaro, Claudio Edmundo Ristorto y Adelmiro Selmo Astesana por Coop. "Sunchales" N° 1; Reynaldo Bonzi, Remo Enrici, Nelly R. de Daviccino, Analía Inés Astesana y Adriana Bruno por Coop. "Colonia Frías" N° 2; Sergio A. Astesana y Héctor L. Barale por Coop. "Colonia Raquel" N° 3; Juan Miguel Tamagnone, Nélida María Comandú, Elvio Juan Manera, Emilio Alfredo Genovesio, Miguel Ángel Costamagna, Raúl Francisco Culasso y Elvio Valentín Enrico por Coop. "La Bonita" N° 8; Omar D. Mariotti, Hugo A. Rollón, Félix C. Rho y Vilder Barale por Coop. "Colonia Tacurales" N° 9; Francisco Antonio Gandino, Eladio Juan Corigliani, Omar Juan Ángel Corigliani, Antonio José Giustina y Oscar Carlos Corigliani por Coop. "Morterense" N° 10; Néstor Fabián Perracino, Sergio Masento, Néstor Francisco Rosina y Nelson Carlos Blangetti por Coop. "La Unión" N° 11; Realdo Juan Boschetto, José Carlos Cravero, Clemar Juan Cravero, Elmer Francisco Cravero, Gustavo Damián Saranz, Sergio Francisco Cavallero, Hugo Daga, Rubén Francisco Morra, Daniel Alberto Anghilante, Oscar Luis Barale, Henry Santiago Cavallero y Juan Carlos Mariotti por Coop. "Las Dos Provincias" N° 13; Néstor Alfredo Rho, Roberto Albino Capella, Gerardo Sella y Américo Giorgis por Coop. "San Bernardo" N° 17; Carlos Alcides Bianchi, Norberto Alberione, Raúl Mina y Luis Beltramino por Coop. "El Alba" N° 19; Javier José Carrillo y Carlos José Poliotto por Coop. "La Triestina" N° 21; Juan José Aníbal Comandú y Raúl Juan Origlia por Coop. "Colonia Vila" N° 23; Omar Allochis, Ecio Delbino, Elidio Lionetto, Héctor Delbino, Daniel Angeletti y Jorge Ulmansky por Coop. "Colonia Palacios" N° 25; Néstor Amalio Sola, Eladio Valentín Juan Ferrero y Jorge Rafael Giorgis por Coop. "La Flor" N° 27; Oscar Galanzino y Daniel Bovo por Coop. "La Selecta" N° 28; Clemar Antonio Rosso, José Antonio Cravero, Darío Walter Rui, Walter Luis Avataneo, Hugo Roberto Rui, Juan Miguel Seratti, Ricardo Alcides Marsengo, Eldo José Delfino, Aldo Marcelino Delfino, Roberto Joaquín Rainaudo, Raúl Bartolo Rainaudo y Néstor Constancio Blangetti por Coop. "Morteros" N° 34; Italo Jorge Gastaldi, Héctor José Pelaroli, Rubén Federico Pagliano, Rolando Francisco Atilio Tesio, Ricardo Andretich, Realdo Juan Viglino, Aníbal José Rocchiccioli, José Isidoro Bocco, Bartolomé Zopetti, Horacio Andrés Pfening y Oscar Andrés Fornasero por Coop. "Dos Hermanos" N° 36; Néstor Juan Garetto, Gabriel Carlos Saccone, Elder Hércules Gastaldi, José Leopoldo Costamagna, Juan Antonio Antonino, Alfonso Alejandro Cerminatto, Norberto Francisco Novarino, Roberto Federico Lavaroni, Ariel Alcides Nunia y Horacio Sella por Coop. "Beiro" N° 49; Idelso Trossero, Hugo Montini, Vitelmo Caglieri, Mario Miretti, Javier Arró y Rafael Canavesse por Coop. "Carlos María Rivero Haedo" N° 50; Ovidio Albino Lerda, Daniel Adolfo Trujillo, Germán Artemio Bessone, Alcides Omar Bosio, Luis José Balangero, Clemar Juan Antonio Androetto, Alejandro Antonio Giaccone, Elvio Alfredo Vassallo y Carlos Juan Picco por Coop. "De Balnearia" N° 52; Gerardo Carlos Fassi, Ricardo Alberto Nicola, Gabriel Antonio Bocco, Jorge Luis Bersano, Miguel Ángel Alassia, Alberto Eduardo Rossetti, Alberto Francisco Fassi y Vicente Bersano por Coop. "La Argentina" N° 57; Juan Carlos Bruno y César Hugo Giurda por Coop. "Cinco Estrellas" N° 58; José Omar Alberione, José Luis Ercole, Néstor Ángel Cipolatti, Carlos Rubén Francisca, Clemar Ceferino Cipolatti, Dante Ceferino Gilli, Carlos Alberto Motta, Marcelo José Novara, Juan Carlos Ruatta y Henrri Francisca por Coop. "La Tordilla" N° 66; Rodolfo Rádici y Raúl Fabrica por Coop. "Elisa" N° 67; Hugo J. Giovanini, Víctor H. Tolosa, Onofre Drivet y Ricardo Rolle por Coop. "Zona de Gálvez" N° 71; Sebastián C. Candusso, Bartolo F. Bersano y Juan Bautista Bianco por Coop. "Del Centro de La Para" N° 73; Ángel R. Fernández, Darío J. Bonardo, Javier J. Baldo, Edicto S. Buley y Rogelio A. Merlini por Coop. "El Chipión" N° 74; Carlos Alberto Guntren y Aldo Michlig por Coop. "La Unión Ambrosetti" N° 76; José M. E. Demartino y Oscar A. Poliotto por Coop. "Unión Regional" N° 78; Nelso Omar Pons y Pablo Sergio Gregorio por Coop. "Concepción" N° 85; René Antonio

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-09-01

ANEXO AL PUNTO 3° DEL ORDEN DEL DÍA

3°. Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos "San Antonio" Ltda. N° 483 y Cooperativa Limitada de Tamberos "El Molino" N° 463, dado lo establecido por el artículo 11° (inciso c) de nuestro estatuto social, según información y propuesta que en relación a cada una de las nombradas se anexa.

Cooperativa de Tamberos "San Antonio" Ltda. - N° 483.

Ante la falta de entrega de producción de leche por parte de dicha Cooperativa, nuestra entidad cursó a la misma carta documento de fecha 2-01-2001, intimándola para que, en el plazo perentorio e improrrogable de 48 horas, procediera a reiniciar dicha entrega de producción, en la cual había cesado a partir del día 1.1.2001, apercibiéndola asimismo sobre la aplicación de las sanciones estatutarias previstas en el Art. 11 inc. c) de nuestro estatuto, para el caso de incumplimiento, lo cual ratificamos mediante nueva carta documento de fecha 4.1.2001, en respuesta a una comunicación de la misma, recibida con posterioridad al cese de entrega de producción.

Teniendo en cuenta que la precitada Cooperativa ratificó su decisión según carta documento del 9.1.2001, nuestro Consejo de Administración resolvió, con motivo de dicho incumplimiento, suspender a la misma en sus derechos sociales, y elevar los antecedentes a la Asamblea Ordinaria a efectos de la aplicación de las sanciones estatutarias correspondientes, según lo establecido en el Art. 11 inc. c) de nuestro estatuto.

Cooperativa Limitada de Tamberos "El Molino" - N° 463.

Con motivo de haber recepcionado una carta documento de la precitada Cooperativa, fechada el 24.2.2001, comunicando que por decisión de Asamblea Extraordinaria de sus asociados, cesaba en la entrega de producción de leche, se le respondió el día 27 del mismo mes rechazando los términos de la misma, e intimándola para que dentro del plazo perentorio de cinco días procedan a reiniciar dicha entrega, bajo apercibimiento de ley y aplicación de las sanciones estatutarias previstas en el Art. 11 inc. c) de nuestro estatuto.

Al ser rechazada dicha intimación mediante carta documento del 7.3.2001, se notificó por carta documento del 15.03.2001, que nuestro Consejo de Administración resolvió suspender en sus derechos sociales a dicha Cooperativa, y elevar los antecedentes a la Asamblea Ordinaria a efectos de considerar la aplicación de las sanciones estatutarias correspondientes, según lo establecido en el Art. 11 inc. c) de nuestro estatuto.

Con respecto a ambos casos, el artículo 11 inciso c) de nuestro estatuto establece que la Asamblea resolverá sobre el mantenimiento de la suspensión y plazo de la misma, o aplicará la sanción de exclusión, con la obligación a cargo de las cooperativas excluidas, de soportar una indemnización por una suma equivalente al 100% (ciento por ciento) de su capital integrado.

Cabe señalar que el Consejo de Administración ha resuelto proponer a la Asamblea, en los dos casos, la aplicación de la sanción de exclusión e indemnización comentadas precedentemente. La indemnización alcanzará a $ 267.005 con respecto a la Cooperativa de Tamberos "San Antonio" Ltda., y a $ 537.667 con relación a la Cooperativa Limitada de Tamberos "El Molino".

ORESTE JOSÉ MANRIQUE
Presidente

SANCOR
COOPERATIVAS UNIDAS LTDA.
2322 - SUNCHALES - (Sta. Fe)

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-09-01

ANEXO AL PUNTO 5° DEL ORDEN DEL DÍA

5°. Consideración de la ratificación de lo convenido por el Consejo de Administración sobre la transferencia de activos y pasivos de Asociación Unión Tamberos Cooperativa Limitada, de acuerdo a comentario adjunto.

Como consecuencia del proceso de adhesión de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada, se producirá una serie de transferencias de activos y pasivos de Asociación Unión Tamberos Cooperativa Limitada, tendientes a concretar la integración del capital suscripto.

a) Adquisición por parte de SanCor Cooperativas Unidas Limitada de las acciones de control de Milkaut S.A., por un monto equivalente a u$s 59.170.000, y pago de parte del precio con marca valuada en u$s 35.000.000.

b) Adquisición por parte de SanCor Cooperativas Unidas Limitada a Asociación Unión Tamberos Cooperativa Limitada de bienes de uso por la suma de u$s 1.940.666.

c) Cesión de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada de deuda financiera por u$s 12.000.000.

d) Integración de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada por $ (u$s) 14.110.666.

	AUT		SANCOR
transferencia de acciones de control de MSA	59.170.000	transferencia de marca	35.000.000
transferencia de bienes de uso	1.940.666	deuda financiera de AUT asumida	12.000.000
subtotal	**61.110.666**	**subtotal**	**47.000.000**
Integración de Capital de Asociación Unión Tamberos Coop. Ltda. en SanCor Coops. Unidas Ltda.		**14.110.666**	

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-09-01

ANEXO AL PUNTO 6° DEL ORDEN DEL DÍA

6°. Consideración de autorización al Consejo de Administración para que SanCor Cooperativas Unidas Limitada participe en una sociedad cuyo objeto principal es la industrialización y/o comercialización de productos alimenticios, como consecuencia del punto anterior.

Como consecuencia de la adhesión de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada, y de acuerdo a las operaciones descriptas en Anexo al Punto 5, SanCor Cooperativas Unidas Limitada adquirirá las acciones de control de Milkaut S.A.

En tal situación corresponde que la Asamblea autorice expresamente a participar en dicha sociedad, de acuerdo a lo establecido en el Art. 58 de la ley N°. 20.337 de Cooperativas.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-9-2001

ANEXO AL PUNTO 7° DEL ORDEN DEL DÍA

7°. Consideración de la propuesta de financiación por parte de la Corporación Financiera Internacional, según detalle anexo.

SanCor Cooperativas Unidas Limitada tiene una propuesta de financiación de la Corporación Financiera Internacional (CFI) (la International Finance Corporation (IFC) en su idioma original), con las siguiente pautas y exigencias generales:

1) Financiamiento de una proporción mayoritaria de la operatoria, reestructuración y crecimiento futuro de SanCor Cooperativas Unidas Limitada;

2) Gobernabilidad a través de un Comité de Dirección, con la participación de dos veedores o asesores en dicho Comité de Dirección y uno en la Comisión Fiscalizadora designados por la Corporación Financiera Internacional; y

3) Constitución de garantías con activos tangibles e intangibles, en las que se incluye la marca "SanCor".

Al mismo tiempo que se informa a la Asamblea de dicha circunstancia, se le solicita la aprobación de la autorización al Consejo de Administración para avanzar en esa línea de negociación e instrumentar los acuerdos que resulten necesarios a fin de concretar el citado préstamo.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

SanCor Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-09-01

ANEXO A LOS PUNTOS 8° Y 9° DEL ORDEN DEL DÍA

8°. Consideración de la reforma del Estatuto de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.

9°. Consideración de la reforma del Reglamento Interno de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.

A los efectos correspondientes, se acompañan los textos de los proyectos de reforma del estatuto social y del reglamento interno.

La Reforma al Estatuto Social y Reglamento Interno comprende modificaciones al articulado que se refiere a las materias de gobierno y asociación como asimismo a otros artículos que se modifican en la forma necesaria para adecuar dichos instrumentos sociales mencionados a lo convenido con Asociación Unión Tamberos Cooperativa Limitada.

Para lo primeramente mencionado las reformas en el Estatuto Social y Reglamento Interno en materia de gobierno y asociación comprenden: designación de la Presidencia de la Cooperativa, cantidad de Consejeros, integrantes del Consejo de Administración, designación de Consejeros Suplentes, Zonas Comarcales, determinación de delegados y asociación de productores a SanCor Cooperativas Unidas Limitada.

Cabe aclarar que en el Convenio de Adhesión de Asociación Unión Tamberos Cooperativa Limitada a SanCor Cooperativas Unidas Limitada, se fijó como fecha límite el 15/10/2001 para concretar los acuerdos definitivos, obtener la conformidad de los accionistas minoritarios (Inversores) y traspasar activos y pasivos. Entre las condiciones previas y condicionantes del acuerdo definitivo, denominadas "Condiciones Precedentes", está la adecuación del Estatuto Social y Reglamento Interno para asegurar la participación política de Asociación Unión Tamberos Cooperativa Limitada en SanCor Cooperativas Unidas Limitada. Sin perjuicio de ello, puede ocurrir que alguna o algunas de las restantes condiciones no se cumplan en la fecha indicada, o de su eventual prórroga y que quede sin efecto dicha adhesión, hecho que tornaría improcedente la reforma de determinados artículos de nuestro Estatuto Social y Reglamento Interno.

Previendo este supuesto, y para el caso que a la fecha de vencimiento pactada se revierta la adhesión de Asociación Unión Tamberos, se adjunta también una redacción alternativa de los artículos de los proyectos del estatuto y del reglamento interno que resulten incididos con tal motivo.

Se solicita que la Asamblea brinde su aprobación, a la reforma estatutaria y reglamentaria puesta a consideración y que también apruebe la adecuación alternativa de los artículos pertinentes de ambos cuerpos normativos, delegando en el Consejo de Administración la inscripción en el Instituto Nacional de Asociativismo y Economía Social (INAES) de una u otra versión del Estatuto y Reglamento Interno, según sea la definición de la referida adhesión hasta el día 15/10/2001, o de su eventual prórroga.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

Document 10

Proyecto de reforma del Estatuto Social de SanCor Cooperativas Unidas Limitada

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

VIGENTE	PROYECTO
CAPÍTULO I - CONSTITUCIÓN, DOMICILIO, DURACIÓN Y OBJETO - ARTÍCULO 1°: Con la denominación de SanCor Cooperativas Unidas Limitada, continúa funcionando esta cooperativa de cooperativas, de transformación y ventas, fundada el 17 de setiembre de 1938, que se regirá por las disposiciones de estos estatutos y en todo aquello que éste no previere por la legislación vigente en materia de cooperativas.	CAPÍTULO I - CONSTITUCIÓN, DOMICILIO, DURACIÓN Y OBJETO - ARTÍCULO 1°: Con la denominación de SanCor Milkaut Cooperativa Limitada, continúa funcionando esta cooperativa de cooperativas, de transformación y ventas, fundada el 17 de setiembre de 1938, anteriormente denominada SanCor Cooperativas Unidas Limitada, que se regirá por las disposiciones de este estatuto y en todo aquello que éste no previere por la legislación vigente en materia de cooperativas.
ARTÍCULO 2°: La Cooperativa tiene su domicilio legal en Sunchales, Departamento Castellanos, Provincia de Santa Fe.	
ARTÍCULO 3°: La duración de la Cooperativa es ilimitada. En caso de disolución, su liquidación se hará con arreglo a lo dispuesto por estos estatutos y la legislación vigente.	
ARTÍCULO 4°: La Cooperativa excluirá de todos sus actos las cuestiones políticas, religiosas, sindicales, de nacionalidad o razas determinadas.	
ARTÍCULO 5°: La Cooperativa tendrá por objeto: a) La elaboración industrial, consignación y/o la comercialización de la producción agropecuaria y/o productos elaborados entregados por ~~las cooperativas adheridas~~ y/o propios, como así también la colocación de la producción al estado natural, en los mercados internos y externos. Establecerá al efecto las plantas industriales, los depósitos de ventas y los servicios e instalaciones complementarias que corresponda; b) Suscribir acuerdos de complementación y/o intercambio y/o integración intercooperativa con entidades de ese tipo, nacional o extranjera, que le permitan el más adecuado cumplimiento del objeto social, dentro de los principios de la cooperación; c) Proveer a ~~las cooperativas adheridas~~ los servicios técnicos, jurídicos, económicos, sociales, de asesoramiento contable, de auditoría y de certificación de balances, siempre que las normas legales de cada jurisdicción así lo permitan; d) Podrá proveer y/o intermediar en la provisión de implementos, maquinarias, herramientas, semillas, forrajes y demás elementos que para su funcionamiento demanden ~~las cooperativas adheridas~~, y los que, por intermedio de ellas, les fueran solicitados para el trabajo de sus asociados, como así también artículos de uso y consumo solicitados; e) Cría, recría e inverne de hacienda bovina y/o porcina, sobre la base de *aprovechamiento integral de los subproductos derivados de la industria láctea*; f) Podrá realizar con terceros, las operaciones citadas en los incisos anteriores, en las condiciones que establezca la autoridad de aplicación, destinándose los excedentes a una cuenta especial de reserva; g) Además la Cooperativa podrá desarrollar como objeto accesorio las actividades de empresa constructora y armadora en todas las materias de la ingeniería, en especial en las ramas civil y electromecánica, como así también en cualquier otra que fuera necesario o conveniente a su desenvolvimiento y/o de ~~las cooperativas primarias~~ que la integran, quedando facultada para facilitar los citados servicios. A tales fines gestionará las autorizaciones pertinentes para desarrollar estas actividades, única y exclusivamente para sí, para sus asociadas, para los asociados de éstas, para el personal de la Cooperativa y/o las personas vinculadas a ~~las cooperativas adheridas~~ que en cada caso se determinan, según corresponda, por ante los organismos oficiales y/o privados competentes; h) Difundirá y promoverá el cooperativismo y la cultura y llevará en fin, a la práctica, todas aquellas operaciones e iniciativas que, vinculadas a los precedentes objetos, procuren técnica y económicamente beneficios a ~~las cooperativas adheridas, a sus asociados~~, a la industria lechera nacional y demás industrias de transformación de los productos del agro.	ARTÍCULO 5°: La Cooperativa tendrá por objeto: a) La elaboración industrial, consignación y/o la comercialización de la producción agropecuaria y/o productos elaborados, propios y/o entregados por los asociados, como así también la colocación de la producción al estado natural, en los mercados internos y externos. Establecerá al efecto las plantas industriales, los depósitos de ventas y los servicios e instalaciones complementarias que corresponda; b) Suscribir acuerdos de complementación y/o intercambio y/o integración intercooperativa con entidades de ese tipo, nacional o extranjera, que le permitan el más adecuado cumplimiento del objeto social, dentro de los principios de la cooperación; c) Proveer a los asociados los servicios técnicos, jurídicos, económicos, sociales, de asesoramiento contable, de auditoría y de certificación de balances, siempre que las normas legales de cada jurisdicción así lo permitan; d) Podrá proveer y/o intermediar en la provisión de implementos, maquinarias, herramientas, semillas, forrajes y demás elementos que para su funcionamiento demanden los asociados, y en el caso de las cooperativas los que, por intermedio de ellas, les fueran solicitados para el trabajo de sus asociados, como así también artículos de uso y consumo solicitados; e) Cría, recría e inverne de hacienda bovina y/o porcina, sobre la base de *aprovechamiento integral de los subproductos derivados de la industria láctea*; f) Podrá realizar con terceros, las operaciones citadas en los incisos anteriores, en las condiciones que establezca la autoridad de aplicación, destinándose los excedentes a una cuenta especial de reserva; g) Además la Cooperativa podrá desarrollar como objeto accesorio las actividades de empresa constructora y armadora en todas las materias de la ingeniería, en especial en las ramas civil y electromecánica, como así también en cualquier otra que fuera necesario o conveniente a su desenvolvimiento y/o de los asociados que la integran, quedando facultada para facilitar los citados servicios. A tales fines gestionará las autorizaciones pertinentes para desarrollar estas actividades, única y exclusivamente para sí, para sus asociados, para el personal de la Cooperativa y/o las personas vinculadas a los asociados que en cada caso se determinen, según corresponda, por ante los organismos oficiales y/o privados competentes; h) Difundirá y promoverá el cooperativismo y la cultura y llevará en fin, a la práctica, todas aquellas operaciones e iniciativas que, vinculadas a los precedentes objetos, procuren técnica y económicamente beneficios a los asociados, ~~a los asociados~~ de las cooperativas adheridas, a la industria lechera nacional y demás industrias de transformación de los productos del agro.

COOPERATIVAS UNIDAS LTDA. SUNCHALES

VIGENTE	PROYECTO
ARTÍCULO 6°: El Consejo de Administración podrá dictar los reglamentos que considere necesarios y los mismos no tendrán vigencia sino una vez que hayan sido aprobados por la Asamblea y por la autoridad de aplicación de la Ley 20.337 y debidamente inscriptos, excepto los que sean de mera organización interna de las oficinas de la Cooperativa.	
ARTÍCULO 7°: La Cooperativa podrá organizar las secciones que estime necesarias con arreglo a las operaciones que constituyen su objeto.	
ARTÍCULO 8°: Por resolución de la Asamblea, o del Consejo de Administración ad-referéndum de ella, la Cooperativa podrá asociarse con otras para formar una confederación o adherirse a una ya existente a condición de conservar su autonomía e independencia. Podrá asimismo asociarse o constituir personas de otro carácter jurídico, a condición de que sea conveniente para su objeto social y no desvirtúe sus propósitos de servicio.	
CAPÍTULO II - DE ~~LAS COOPERATIVAS ASOCIADAS~~ - ARTÍCULO 9°: Podrán formar parte de la Cooperativa las cooperativas de productores agropecuarios que soliciten su adhesión por escrito, ~~aceptando los presentes estatutos~~ y reglamentos que se dicten y que no tengan intereses contrarios a la Cooperativa, requiriéndose previa autorización de la asamblea de sus asociados, de cuya acta acompañarán copia. El Consejo de Administración resolverá sobre su admisión o rechazo, sin recurso alguno, dejándose constancia en acta. En caso de rechazo, el mismo deberá ser fundado.	**CAPÍTULO II - DE LOS ASOCIADOS - ARTÍCULO 9°:** Podrán formar parte de la Cooperativa las cooperativas de productores agropecuarios como así también los productores agropecuarios, ya sean personas físicas o ideales, que soliciten su adhesión por escrito, y se comprometan a suscribir, conforme el artículo 27 de la Ley 20337, la cantidad de cuotas sociales que resulte de la estimación del uso potencial de los servicios sociales, multiplicado por el doble del coeficiente determinado en función de la producción de leche, establecido en la última oportunidad en que se haya aplicado el mecanismo establecido en el artículo 10°, inciso b); y a cumplir las disposiciones de este estatuto y de los reglamentos que en su consecuencia se dicten y que no tengan intereses contrarios a la Cooperativa. En el caso de las cooperativas de productores agropecuarios se requiere previa autorización de la asamblea de sus asociados, de cuya acta acompañarán copia. Los productores agropecuarios podrán ingresar como asociado únicamente en los siguientes casos: a) por la desvinculación de su cooperativa a la Cooperativa. b) por desvinculación a su cooperativa asociada con expresa autorización del Consejo de Administración de la misma. El Consejo de Administración resolverá sobre su admisión o rechazo, sin recurso alguno, dejándose constancia en acta. En caso de rechazo, el mismo deberá ser fundado.

VIGENTE	PROYECTO
ARTÍCULO 10°: ~~Las cooperativas asociadas~~ están obligadas: a) aceptar y cumplir estrictamente las disposiciones ~~de los presentes estatutos~~ y los reglamentos que en consecuencia se dicten y las resoluciones de las Asambleas y del Consejo de Administración; b) a suscribir un número de cuotas sociales proporcional al volumen de sus operaciones, conforme a la cuota que resulte del siguiente procedimiento: El Capital Suscripto, conjuntamente con las Reservas y Fondos, deberá ser suficiente para cubrir hasta un máximo del 50% (cincuenta por ciento) del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo. El Capital Suscripto que así se determine, se asignará por asociada de la siguiente forma: el 50% en función de la producción de leche entregada en el transcurso de los últimos tres ejercicios y el 50% restante de acuerdo al Capital efectivamente integrado por cada una de ellas al cierre del último ejercicio y en ningún caso podrá ser inferior al monto total del capital integrado. Cualquier exceso en la integración de capital, será reintegrado a ~~la cooperativa adherida~~ al cumplirse tres años, en caso de que subsista el mismo. Con destino a integración del capital suscripto, y sin perjuicio de lo establecido en el artículo 27, el Consejo de Administración podrá acreditar a cada ~~cooperativa asociada~~ hasta un 5% calculado sobre el precio de la producción en la forma que el mismo determine; c) a mantener su adhesión a la Cooperativa por el término de diez años; vencido ese plazo y no habiéndose solicitado el retiro con una anticipación de un año, quedará automáticamente renovada su adhesión por un nuevo período y así sucesivamente; d) a entregar toda su producción láctea a la Cooperativa. Solamente en casos excepcionales y debidamente fundados, de beneficio común, podrá el Consejo de Administración eximir temporariamente del cumplimiento de la entrega total de producción láctea y, según fuere el caso, fijar a cargo ~~de la cooperativa adherida~~ el pago de una indemnización que determinará previamente el Consejo de Administración, consistente en un porcentaje de hasta un 5% (cinco por ciento) del valor de la producción que ~~la cooperativa adherida~~ autorizada derive a otro destino y/o destinatario. En este último caso, ~~la cooperativa adherida~~ quedará suspendida en todos sus derechos sociales, los cuales renacerán cuando reinicie su entrega total de producción láctea; e) adecuar sus disposiciones estatutarias y contractuales con sus asociados, en lo relativo a las obligaciones que le establece el presente estatuto; f) informar aspectos de su situación patrimonial, económica, financiera, operativa y de gestión que sean relativas a la relación con la Cooperativa, en la forma y modo que lo determine el Consejo de Administración, permitiendo realizar las verificaciones necesarias.	**ARTÍCULO 10°:** Los asociados están obligados: a) aceptar y cumplir estrictamente las disposiciones del presente estatuto y los reglamentos que en consecuencia se dicten y las resoluciones de las Asambleas y del Consejo de Administración; b) a suscribir un número de cuotas sociales proporcional al volumen de sus operaciones, conforme a la cuota que resulte del siguiente procedimiento: El capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente para cubrir hasta un máximo del 50% (cincuenta por ciento) del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo. El capital suscripto que así se determine, se asignará por asociado de la siguiente forma: el 50% en función de la producción de leche entregada en el transcurso de los últimos tres ejercicios y el 50% restante de acuerdo al capital efectivamente integrado por cada una de ellas al cierre del último ejercicio y en ningún caso podrá ser inferior al monto total del capital integrado. Cualquier exceso en la integración de capital, será reintegrado al asociado al cumplirse tres años, en caso de que subsista el mismo. Con destino a integración del capital suscripto, y sin perjuicio de lo establecido en el artículo 27°, el Consejo de Administración podrá acreditar a cada asociado hasta un 5% calculado sobre el precio de la producción en la forma que el mismo determine; c) a mantener su adhesión a la Cooperativa por el término de diez años; vencido ese plazo y no habiéndose solicitado el retiro con una anticipación de un año, quedará automáticamente renovada su adhesión por un nuevo período y así sucesivamente; d) a entregar toda su producción láctea a la Cooperativa. Solamente en casos excepcionales y debidamente fundados, de beneficio común, podrá el Consejo de Administración eximir temporariamente del cumplimiento de la entrega total de producción láctea y, según fuere el caso, fijar a cargo del asociado el pago de una indemnización que determinará previamente el Consejo de Administración, consistente en un porcentaje de hasta un 5% (cinco por ciento) del valor de la producción que el asociado autorizado derive a otro destino y/o destinatario. En este último caso, el asociado quedará suspendido en todos sus derechos sociales, los cuales renacerán cuando reinicie su entrega total de producción láctea; e) En el caso de personas ideales, adecuar sus disposiciones estatutarias y contractuales con sus asociados, en lo relativo a las obligaciones que le establece el presente estatuto; f) informar aspectos de su situación patrimonial, económica, financiera, operativa y de gestión que sean relativas a la relación con la Cooperativa, en la forma y modo que lo determine el Consejo de Administración, permitiendo realizar las verificaciones necesarias.

SANCOR COOPERATIVAS UNIDAS LTDA SUNCHALES

VIGENTE	PROYECTO
ARTÍCULO 11°: La adhesión de ~~una cooperativa asociada~~ a la Cooperativa, concluye: a) por vencimiento del término, previa manifestación expresa de ~~la asociada~~; b) por retiro, que está facultado para conceder el Consejo de Administración en caso de conveniencia común y con cargo de información a la Asamblea; c) por exclusión que, a propuesta del Consejo de Administración, podrá resolver la Asamblea Ordinaria cuando ~~la cooperativa asociada~~ faltare al cumplimiento de cualquiera de las obligaciones contraídas de acuerdo a ~~los presentes estatutos~~, reglamentos sociales y/o a normas en vigencia. El Consejo de Administración podrá suspender de inmediato en el goce de sus derechos sociales a ~~la cooperativa infractora~~, elevando los antecedentes a la próxima Asamblea Ordinaria, la cual resolverá sobre el mantenimiento de la suspensión y plazo de la misma, o aplicar la sanción de exclusión. ~~La cooperativa suspendida o excluida~~ tendrá derecho a apelar, presentándose por escrito con el apoyo del diez por ciento por lo menos de ~~las cooperativas adheridas~~ y dentro de los sesenta días de habérsele notificado la resolución, ante una Asamblea ~~General~~ Extraordinaria que el Consejo de Administración convocará en los términos prescriptos en los artículos 29° y 30°. La exclusión fundada en falta de entrega parcial o total de la producción láctea, llevará aparejada para ~~la cooperativa asociada~~ la obligación de abonar a la Cooperativa, en concepto de indemnización, una suma equivalente al ciento por ciento de su capital integrado. Ante el incumplimiento a normas de los incisos e) y f) del artículo 10°, el Consejo de Administración podrá aplicar, a ~~la cooperativa infractora~~, una sanción económica de hasta un veinte por ciento del monto resultante de la liquidación de producción de ~~la cooperativa sancionada~~, correspondiente al mes inmediato anterior, según fuere la gravedad del incumplimiento. Dicha multa podrá duplicarse en caso de sucesivas reiteraciones.	**ARTÍCULO 11°**: La adhesión de un asociado a la Cooperativa, concluye: a) por vencimiento del término, previa manifestación expresa del asociado; b) por retiro, que está facultado para conceder el Consejo de Administración en caso de conveniencia común y con cargo de información a la Asamblea; c) por exclusión que, a propuesta del Consejo de Administración, podrá resolver la Asamblea Ordinaria cuando el asociado faltare al cumplimiento de cualquiera de las obligaciones contraidas de acuerdo al presente estatuto, reglamentos sociales y/o a normas en vigencia. El Consejo de Administración podrá suspender de inmediato en el goce de sus derechos sociales al asociado infractor, elevando los antecedentes a la próxima Asamblea Ordinaria, la cual resolverá sobre el mantenimiento de la suspensión y plazo de la misma, o aplicar la sanción de exclusión. El asociado suspendido o excluido tendrá derecho a apelar, presentándose por escrito con el apoyo del diez por ciento, por lo menos, de los asociados y dentro de los sesenta días de habérsele notificado la resolución, ante una Asamblea Extraordinaria que el Consejo de Administración convocará en los términos prescriptos en los artículos 29° y 30°. La exclusión fundada en falta de entrega parcial o total de la producción láctea, llevará aparejada para el asociado la obligación de abonar a la Cooperativa, en concepto de indemnización, una suma equivalente al ciento por ciento de su capital integrado. Ante el incumplimiento a normas de los incisos e) y f) del artículo 10°, el Consejo de Administración podrá aplicar, al asociado infractor, una sanción económica de hasta un veinte por ciento del monto resultante de la liquidación de producción del asociado sancionado, correspondiente al mes inmediato anterior, según fuere la gravedad del incumplimiento. Dicha multa podrá duplicarse en caso de sucesivas reiteraciones.
ARTÍCULO 12°: Son derechos de ~~las cooperativas asociadas:~~ a) utilizar los servicios de la Cooperativa en las condiciones estatutarias y reglamentarias; b) proponer al Consejo de Administración y a la Asamblea las iniciativas que crean convenientes al interés social; c) participar en las Asambleas con voz y voto; d) participar en la elección de los candidatos a integrar los cargos de administración y fiscalización previstos por ~~estos estatutos~~; e) solicitar la convocación de Asamblea Extraordinaria de conformidad con las normas estatutarias; f) tener libre acceso a las constancias del Registro de ~~Asociadas~~; g) solicitar a la Comisión Fiscalizadora información sobre las constancias de los demás libros.	**ARTÍCULO 12°**: Son derechos de los asociados: a) utilizar los servicios de la Cooperativa en las condiciones estatutaria y reglamentarias; b) proponer al Consejo de Administración y a la Asamblea las iniciativas que crean convenientes al interés social; c) participar en las Asambleas con voz y voto; d) participar en la elección de los candidatos a integrar los cargos de administración y fiscalización previstos por estos estatutos; e) solicitar la convocación de Asamblea Extraordinaria de conformidad con las normas estatutarias; f) tener libre acceso a las constancias del Registro de Asociados; g) solicitar a la Comisión Fiscalizadora información sobre las constancias de los demás libros.
CAPÍTULO III - DEL CAPITAL SOCIAL - ARTÍCULO 13°: El capital social es ilimitado y estará constituido por cuotas sociales indivisibles de un peso cada una, y constarán en acciones representativas de una o más cuotas sociales que revestirán el carácter de nominativas y que podrán transferirse sólo entre ~~cooperativas asociadas~~ y con el acuerdo del Consejo de Administración de la Cooperativa en las condiciones establecidas en el último párrafo de este artículo. Las cuotas sociales serán pagaderas al contado, o fraccionadamente en montos y plazos que fijará el Consejo de Administración, teniendo en cuenta lo dispuesto en el artículo 25 de la ley 20.337. El Consejo de Administración no acordará transferencia de cuotas sociales durante el lapso que medie entre la convocatoria de una Asamblea y la realización de ésta.	**CAPÍTULO III - DEL CAPITAL SOCIAL - ARTÍCULO 13°**: El capital social es ilimitado y estará constituido por cuotas sociales indivisibles de un peso cada una, y constarán en acciones representativas de una o más cuotas sociales que revestirán el carácter de nominativas y que podrán transferirse sólo entre los asociados y con el acuerdo del Consejo de Administración de la Cooperativa en las condiciones establecidas en el último párrafo de este artículo. Las cuotas sociales serán pagaderas al contado, o fraccionadamente en montos y plazos que fijará el Consejo de Administración, teniendo en cuenta lo dispuesto en el artículo 25 de la Ley 20337. El Consejo de Administración no acordará transferencia de cuotas sociales durante el lapso que medie entre la convocatoria de una Asamblea y la realización de ésta.
ARTÍCULO 14°: Las acciones serán tomadas de un libro talonario y contendrán las siguientes formalidades: a) denominación, domicilio, fecha y lugar de constitución; b) mención de la autorización para funcionar y de la inscripción prevista por la Ley 20.337; c) número y valor nominal de las cuotas sociales que representan; d) número correlativo de orden y fecha de emisión; e) firma autógrafa del Presidente, Tesorero y Presidente de la Comisión Fiscalizadora.	

VIGENTE	PROYECTO
ARTÍCULO 15°: La transferencia de cuotas sociales producirá efectos recién desde la fecha de su inscripción en el registro de asociadas. Se hará constar en los títulos respectivos, con la firma del cedente o su apoderado y las firmas prescriptas en el artículo anterior.	
ARTÍCULO 16°: ~~La cooperativa asociada~~ que no integre las cuotas sociales suscriptas en las condiciones previstas en ~~estos estatutos~~ incurrirá en mora por el mero vencimiento del plazo y deberá resarcir los daños e intereses. La mora comportará la suspensión de los derechos sociales. Si intimada ~~la cooperativa deudora~~ a regularizar su situación en un plazo no menor de quince días, no lo hiciere, se producirá la caducidad de sus derechos con pérdida de las sumas abonadas, que serán transferidas al Fondo de Reserva Especial. Sin perjuicio de ello, el Consejo de Administración podrá optar por el cumplimiento del contrato de suscripción.	**ARTÍCULO 16°**: El asociado que no integre las cuotas sociales suscriptas en las condiciones previstas en este estatuto incurrirá en mora por el mero vencimiento del plazo y deberá resarcir los daños e intereses. La mora comportará la suspensión de los derechos sociales. Si intimado el asociado deudor a regularizar su situación en un plazo no menor de quince días, no lo hiciere, se producirá la caducidad de sus derechos con pérdida de las sumas abonadas, que serán transferidas al fondo de reserva especial. Sin perjuicio de ello, el Consejo de Administración podrá optar por el cumplimiento del contrato de suscripción.
ARTÍCULO 17°: Las cuotas sociales quedarán afectadas como mayor garantía de las operaciones que ~~la cooperativa asociada~~ realice con la Cooperativa. Ninguna liquidación definitiva a favor de ~~la cooperativa asociada~~ podrá ser practicada sin haberse descontado previamente todas las deudas que tuviera con la Cooperativa.	**ARTÍCULO 17°**: Las cuotas sociales quedarán afectadas como mayor garantía de las operaciones que el asociado realice con la Cooperativa. Ninguna liquidación definitiva a favor del asociado podrá ser practicada sin haberse descontado previamente todas las deudas que tuviera con la Cooperativa.
ARTÍCULO 18°: Para el reembolso de cuotas sociales, en cualquier caso se destinará el 5% (cinco por ciento) del capital integrado, conforme al último balance aprobado, atendiéndose las solicitudes por riguroso orden de presentación. Los casos que no puedan ser atendidos con dicho porcentaje, lo serán en los ejercicios siguientes por orden de antigüedad. Las cuotas sociales pendientes de reembolso, devengarán para cada período un interés equivalente al 50% (cincuenta por ciento) de la tasa fijada por el Banco Central de la República Argentina para los depósitos en Caja de Ahorro. En caso de que éste no la fijare, se tomará como base la tasa determinada por el Banco de la Nación Argentina en las operaciones de Caja de Ahorro.	
ARTÍCULO 19°: En caso de retiro, exclusión o disolución, ~~las cooperativas asociadas~~ sólo tendrán derecho a que se les reembolse el valor nominal de sus cuotas sociales integradas, deducidas las pérdidas que proporcionalmente les correspondiere soportar.	**ARTÍCULO 19°**: En caso de retiro, exclusión o disolución, los asociados sólo tendrán derecho a que se les reembolse el valor nominal de sus cuotas sociales integradas, deducidas las pérdidas que proporcionalmente les correspondiere soportar.
CAPÍTULO IV - DE LA CONTABILIDAD Y EL EJERCICIO SOCIAL - ARTÍCULO 20°: La contabilidad será llevada en idioma nacional y con arreglo a lo dispuesto por el artículo 43 del Código de Comercio.	
ARTÍCULO 21°: Además de los libros prescriptos por el artículo 44 del Código de Comercio, se llevarán los siguientes: 1) Registro de ~~Asociadas~~; 2) Actas de Asambleas; 3) Actas de Reuniones del Consejo de Administración; 4) Actas de reuniones de la Comisión Fiscalizadora; 5) Informes de Auditoría. Dichos libros serán rubricados conforme lo dispuesto por el Artículo 38 de la Ley 20.337.	**ARTÍCULO 21°**: Además de los libros prescriptos por el artículo 44 del Código de Comercio, se llevarán los siguientes: 1) Registro de Asociados; 2) Actas de Asambleas; 3) Actas de reuniones del Consejo de Administración; 4) Actas de reuniones del Comité de Dirección. 5) Actas de reuniones de la Comisión Fiscalizadora; 6) Informes de Auditoría. Dichos libros serán rubricados conforme lo dispuesto por el artículo 38 de la Ley 20337.
ARTÍCULO 22°: Anualmente se confeccionarán inventarios, balance general, estado de resultados y demás cuadros anexos, cuya presentación se ajustará a las disposiciones que dicte la autoridad de aplicación. A tales efectos, el ejercicio cerrará el día treinta del mes de junio de cada año.	

SANCOR COOPERATIVAS UNIDAS LTDA · 2322 · SUNCHALES (Sta. Fe)

VIGENTE	PROYECTO
ARTÍCULO 33°: Las Asambleas estarán constituidas por uno o más Delegados titulares ~~por cada cooperativa asociada~~, a determinar proporcionalmente al volumen promedio de sus operaciones ~~y al número de sus asociados entregadores de producción, sumándose los Delegados que resulten por cada concepto, todo ello~~ según la siguiente escala: ~~Por Producción:~~ (Se tomará el promedio mensual de litros de leche que cada cooperativa asociada haya entregado a la Cooperativa durante los tres últimos ejercicios de esta última o durante el período de entrega si fuera menor a los citados tres ejercicios): a)- ~~hasta 242.424 litros sin representación, sin perjuicio de la que le corresponda como asociada; b)- de 242.425 a 484.848 litros: 1 (un) Delegado; c)- de 484.849 a 727.273 litros: corresponderán 2 (dos) Delegados; d)- de 727.274 a 969.697 litros: serán 3 (tres) Delegados; e)- de 969.698 a 1.212.121 litros: estarán representadas por 4 (cuatro) Delegados; f)- de 1.212.122 a 1.454.545 litros: 5 (cinco) Delegados; g)- de 1.454.546 a 1.696.970 litros: serán 6 (seis) Delegados; h)- de 1.696.971 a 1.939.394 litros: corresponderán 7 (siete) Delegados; i)- de 1.939.395 a 2.181.818 litros: 8 (ocho) Delegados; j)- de 2.181.819 a 2.424.242 litros: estarán representadas las respectivas cooperativas por 9 (nueve) Delegados; k)- de 2.424.243 a 3.030.303 litros: 10 (diez) Delegados; l)- de 3.030.304 a 3.636.364 litros: serán 11 (once) Delegados; ll)- de 3.636.365 a 4.242.424 litros: corresponderán 12 (doce) Delegados; m)- de 4.242.425 a 4.848.485 litros: 13 (trece) Delegados; n)- de 4.848.486 a 5.454.545 litros: estarán representadas por 14 (catorce) Delegados; ñ)- de 5.454.546 litros en adelante: 15 (quince) Delegados. Por Asociados: (Se computarán los asociados que se encuentren entregando producción a cada cooperativa asociada al 30 de junio de cada año, que a su vez se encuentre entregando la misma a la Cooperativa): a)- de 1 a 35 asociados corresponderá un (1) Delegado; b)- de 36 a 70 asociados estarán representadas por dos (2) Delegados; c)- de 71 a 100 asociados serán tres (3) los Delegados; y d)- por más de 100 asociados corresponderán cuatro (4) Delegados.~~ En aplicación de dicho sistema ~~mixto~~ de representatividad, ~~el mínimo será de un (1) Delegado por cooperativa asociada, mientras que~~ el máximo alcanzará a diecinueve (19), lo cual impide el dominio excluyente de cualquiera de ellas. Anualmente, dentro de los 60 (sesenta) días posteriores a la finalización de cada ejercicio, la Cooperativa determinará y notificará a cada asociada la cantidad de Delegados que le corresponda, de conformidad a la aplicación ~~de las escalas citadas~~ precedentemente. La cooperativa adherida que por cualquier motivo no recibiere dicha notificación, tendrá la opción de requerir la misma o en su defecto designar igual número de Delegados que le hubiere correspondido según la última notificación recibida. Del mismo modo se designarán tantos Delegados Suplentes que reemplazarán al o a los Titulares, en caso de ausencia o impedimento de éstos. Los Delegados durarán un año en sus funciones y podrán ser reelectos. Mientras los estatutos de cada cooperativa asociada no contemplen la elección de los Delegados, esta función podrá ser desempeñada por cualquier asociado de las mismas, siempre que posea tambo en actividad. ~~La cooperativa asociada comunicará la designación del o de los Delegados por nota que, suscripta por el Presidente y Secretario de aquella~~, servirá de suficiente e indispensable credencial.	**ARTÍCULO 33°**: Las Asambleas estarán constituidas de la siguiente manera: a) Por un delegado titular por cooperativa asociada, con más la representación mínima de 250 delegados titulares, que se asignarán proporcionalmente a cada asociada según el volumen promedio de sus operaciones. A tales efectos se tomará el promedio diario superior a 10.000 litros de leche, que cada cooperativa asociada haya entregado a la Cooperativa durante los tres últimos ejercicios de esta última o durante el período de entrega si fuere menor. Para dicha determinación proporcional del número de delegados de cada cooperativa, toda fracción se considerará como un delegado más. Por consiguiente, a las cooperativas con hasta 10.000 litros diarios de promedio no se les asignará delegados por producción. En aplicación de dicho sistema de representatividad, el máximo alcanzará a cincuenta (50) delegados por cooperativa asociada, lo cual impide el dominio excluyente de cualquiera de ellas. Anualmente, dentro de los 60 (sesenta) días posteriores a la finalización de cada ejercicio, la Cooperativa determinará y notificará a cada asociada la cantidad de delegados que le corresponda, de conformidad a la aplicación del procedimiento fijado precedentemente. La cooperativa adherida que por cualquier motivo no recibiere dicha notificación, tendrá la opción de requerir la misma o en su defecto designar igual número de delegados que le hubiere correspondido según la última notificación recibida. Del mismo modo se designarán tantos delegados suplentes que reemplazarán al o a los titulares, en caso de ausencia o impedimento de éstos. Los delegados durarán un año en sus funciones y podrán ser reelectos. Mientras el estatuto de cada cooperativa asociada no contemple la elección de los delegados, esta función podrá ser desempeñada por cualquier asociado de las mismas, en ambos casos, siempre que posea tambo en actividad. b) Los productores asociados serán convocados a las respectivas reuniones a realizarse en cada una de las zonas que establece la respectiva reglamentación, con treinta días de anticipación a la fecha de la Asamblea, al solo efecto de elegir uno o más delegados de conformidad con las pautas antes establecidas en el presente artículo. A ese fin, la Cooperativa determinará dentro de los sesenta días posteriores al cierre de cada ejercicio la cantidad de delegados que corresponderá elegir en cada zona, considerando a tales efectos, el agrupamiento de la totalidad de los productores asociados de cada zona como una cooperativa más. La suma de delegados resultante de los productores asociados, no podrá superar el tercio del total de delegados. En consecuencia, cualquier exceso se reducirá proporcionalmente a dicho límite. c) En todos los casos deberá comunicarse a la Cooperativa por nota, las designaciones respectivas que servirá de suficiente e indispensable credencial.
ARTÍCULO 34°: Cada delegado tendrá derecho a un voto. Antes de tomar parte en las deliberaciones, cada delegado deberá firmar el registro de asistencia. Tendrán voz y voto los delegados de ~~las cooperativas asociadas~~ que hayan integrado las cuotas sociales suscriptas, o en su caso, estén al día en el pago de las mismas; a falta de este requisito sólo tendrán derecho a voz. Se prohibe el voto por poder.	**ARTÍCULO 34°**: Cada delegado tendrá derecho a un voto. Antes de tomar parte en las deliberaciones, cada delegado deberá firmar el registro de asistencia. Tendrán voz y voto los delegados de los asociados que hayan integrado las cuotas sociales suscriptas, o en su caso, estén al día en el pago de las mismas; a falta de este requisito sólo tendrán derecho a voz. Se prohibe el voto por poder.

VIGENTE	PROYECTO
ARTÍCULO 23°: La memoria anual del Consejo de Administración deberá contener una descripción del estado de la Cooperativa, con mención de las diferentes secciones en que opera, actividad registrada y los proyectos en curso de ejecución. Hará especial referencia a: 1) Los gastos e ingresos cuando no estuvieran discriminados en el estado de resultados y otros cuadros anexos; 2) Las sumas invertidas en educación y capacitación cooperativa, con indicación de la labor desarrollada o mención de la cooperativa de grado superior o institución especializada a la que se hubiesen remitido los fondos respectivos para tales fines.	
ARTÍCULO 24°: Copias del balance general, estado de resultados y cuadros anexos, juntamente con la memoria y acompañadas de los informes de la Comisión Fiscalizadora y del Auditor y demás documentos, deberán ser puestas a disposición de las cooperativas asociadas en la sede, sucursales y cualquier otra especie de representación permanente, y remitidas a la autoridad de aplicación y al órgano local competente, con no menos de quince días de anticipación a la realización de la Asamblea que considerará dichos documentos. *En caso de que los mismos fueran modificados por la Asamblea, se remitirá también copia* de los definitivos a la autoridad de aplicación y al órgano local competente, dentro de los 30 días.	**ARTÍCULO 24°**: Copias del balance general, estado de resultados y cuadros anexos, juntamente con la memoria y acompañadas de los informes de la Comisión Fiscalizadora y del Auditor y demás documentos, deberán ser puestas a disposición de los asociados en la sede, sucursales y cualquier otra especie de representación permanente, y remitidas a la autoridad de aplicación y al órgano local competente, con no menos de quince días de anticipación a la realización de la Asamblea que considerará dichos documentos. En caso de que los mismos *fueran modificados por la Asamblea, se remitirá también copia de los definitivos a la autoridad* de aplicación y al órgano local competente, dentro de los 30 días.
ARTÍCULO 25°: Serán excedentes repartibles sólo aquellos que provengan de la diferencia entre el costo y el precio del servicio prestado a las asociadas. De los excedentes repartibles se destinará: 1) El cinco por ciento a reserva legal; 2) El cinco por ciento al fondo de acción asistencial y laboral o para estímulo al personal; 3) El cinco por ciento al fondo de educación y capacitación cooperativa; 4) Una suma indeterminada para pagar un interés a las cuotas sociales, el cual no podrá exceder en un punto al que cobra el Banco de la Nación Argentina en sus operaciones de descuento; 5) El resto se distribuirá entre las cooperativas asociadas en concepto de retorno en proporción al monto de las operaciones realizadas por cada una.	**ARTÍCULO 25°**: Serán excedentes repartibles sólo aquellos que provengan de la diferencia entre el costo y el precio del servicio prestado a los asociados. De los excedentes repartibles se destinará: 1) El cinco por ciento a reserva legal; 2) El cinco por ciento al fondo de acción asistencial y laboral o para estímulo al personal; 3) El cinco por ciento al fondo de educación y capacitación cooperativa; 4) Una suma indeterminada para pagar un interés a las cuotas sociales, el cual no podrá exceder en un punto al que cobra el Banco de la Nación Argentina en sus operaciones de descuento; 5) El resto se distribuirá entre los asociados en concepto de retorno en proporción al monto de las operaciones realizadas por cada uno.
ARTÍCULO 26°: Los resultados se determinarán por secciones y no podrán distribuirse excedentes sin compensar previamente los quebrantos de las que hubieran arrojado pérdidas. Cuando se hubieren utilizado reservas para compensar quebrantos no se podrán distribuir excedentes sin haberlas reconstituido al nivel anterior a su utilización. Tampoco podrán distribuirse excedentes sin haber compensado las pérdidas de ejercicios anteriores.	
ARTÍCULO 27°: La Asamblea podrá resolver que el retorno y los intereses se distribuyan total o parcialmente en efectivo o en cuotas sociales. La cooperativa adherida que tuviere saldo de capital a integrar, aún cuando no estuviere en mora, deberá destinar a dicha integración toda suma que le correspondiere por tales conceptos. Todo exceso de integración que se produjere con tal motivo deberá ser reintegrado en un plazo máximo de tres años.	**ARTÍCULO 27°**: La Asamblea podrá resolver que el retorno y los intereses se distribuyan total o parcialmente en efectivo o en cuotas sociales. El asociado que tuviere saldo de capital a integrar, aún cuando no estuviere en mora, deberá destinar a dicha integración toda suma que le correspondiere por tales conceptos. Todo exceso de integración que se produjere con tal motivo deberá ser reintegrado en un plazo máximo de tres años.
ARTÍCULO 28°: El importe de los retornos e intereses quedará a disposición de las cooperativas asociadas después de treinta días de realizada la Asamblea. En caso de no ser retirado dentro de los ciento ochenta días siguientes será acreditado en cuotas sociales.	**ARTÍCULO 28°**: El importe de los retornos e intereses quedará a disposición de los asociados después de treinta días de realizada la Asamblea. En caso de no ser retirado dentro de los ciento ochenta días siguientes será acreditado en cuotas sociales.

VIGENTE	PROYECTO
CAPÍTULO V - DE LAS ASAMBLEAS - ARTÍCULO 29°: Las Asambleas serán Ordinarias y Extraordinarias. La Asamblea Ordinaria deberá realizarse dentro de los cuatro meses siguientes a la fecha de cierre del ejercicio para considerar los documentos mencionados en el artículo 24° de ~~estos estatutos~~ y elegir Consejeros y Síndicos, sin perjuicio de los demás asuntos incluidos en el Orden del Día. Las Asambleas Extraordinarias tendrán lugar toda vez que lo disponga el Consejo de Administración, o la Comisión Fiscalizadora conforme lo previsto en el artículo 68° de ~~estos estatutos~~, o cuando lo solicitan ~~cooperativas asociadas~~ cuyo número equivalga por lo menos al 10 % del total. Se realizarán dentro de los 30 días de recibida la solicitud, en su caso. El Consejo de Administración puede denegar el pedido *incorporando los asuntos que lo motivan al* Orden del Día de la Asamblea Ordinaria, cuando ésta se realice dentro de los noventa días de la fecha de presentación de la solicitud.	CAPITULO V - DE LAS ASAMBLEAS - ARTÍCULO 29°: Las Asambleas serán Ordinarias y Extraordinarias. La Asamblea Ordinaria deberá realizarse dentro de los cuatro meses siguientes a la fecha de cierre del ejercicio para considerar los documentos mencionados en el artículo 24° y elegir Consejeros y Síndicos, sin perjuicio de los demás asuntos incluidos en el orden del día. Las Asambleas Extraordinarias tendrán lugar toda vez que lo disponga el Consejo de Administración, o la Comisión Fiscalizadora, conforme lo previsto en el artículo 68°, o cuando lo solicitan asociados cuyo número equivalga por lo menos al 10 % del total. Se realizarán dentro de los 30 días de recibida la solicitud, en su caso. El Consejo de Administración puede denegar el pedido incorporando los asuntos que lo motivan al Orden del Día de la Asamblea Ordinaria, cuando ésta se realice dentro de los noventa días de la fecha de presentación de la solicitud.
ARTÍCULO 30°: Las Asambleas tanto Ordinarias como Extraordinarias serán convocadas con quince días de anticipación por lo menos a la fecha de su realización. La convocatoria incluirá el Orden del Día a considerar y determinará fecha, hora, lugar de realización y carácter de la Asamblea. Con la misma anticipación, la realización de la Asamblea será comunicada a la autoridad de aplicación y al órgano local competente, acompañando en su caso, la documentación mencionada en el artículo 24° de ~~estos estatutos~~ y toda otra documentación que deba ser considerada por la Asamblea. Dichos documentos y el padrón de asociados serán puestos a la vista y a disposición de ~~las cooperativas asociadas~~ en el lugar en que se acostumbre exhibir los anuncios de la Cooperativa. ~~Las cooperativas asociadas~~ serán citadas ~~por escrito~~ *a la Asamblea, haciéndoles saber* la convocatoria y el Orden del Día pertinente y el lugar donde se encuentra a su disposición la documentación a considerarse.	ARTÍCULO 30°: Las Asambleas, tanto Ordinarias como Extraordinarias, serán convocadas con quince días de anticipación por lo menos a la fecha de su realización. La convocatoria incluirá el orden del día a considerar y determinará fecha, hora, lugar de realización y carácter de la Asamblea. Con la misma anticipación, la realización de la Asamblea será comunicada a la autoridad de aplicación y al órgano local competente, acompañando en su caso, la documentación mencionada en el artículo 24° y toda otra documentación que deba ser considerada por la Asamblea. Dichos documentos y el padrón de asociados serán puestos a la vista y a disposición de los asociados en el lugar en que se acostumbre exhibir los anuncios de la Cooperativa. Los mismos serán citados a la Asamblea, haciéndoles saber la convocatoria y el Orden del Día pertinente y el lugar donde se encuentra a su disposición la documentación a considerarse, mediante cualquiera de las formas establecidas por la autoridad de aplicación.
ARTÍCULO 31°: Las Asambleas se realizarán válidamente, sea cual fuere el número de asistentes, una hora después de la fijada en la convocatoria, si antes no se hubiere reunido la mitad más uno de los delegados que representan a las cooperativas asociadas.	
ARTÍCULO 32°: Será nula toda decisión sobre materia extraña a las incluidas en el Orden del Día salvo la elección de los encargados de suscribir el acta.	

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES

VIGENTE	PROYECTO
CAPÍTULO VI - DE LA ADMINISTRACIÓN Y REPRESENTACIÓN - ARTÍCULO 44°: La administración de la Cooperativa estará a cargo de un Consejo de Administración constituido por ~~doce~~ titulares y ~~cuatro~~ suplentes.	**CAPÍTULO VI - DE LA ADMINISTRACIÓN Y REPRESENTACIÓN - ARTÍCULO 44°**: La administración de la Cooperativa estará a cargo de un Consejo de Administración constituido por trece titulares y doce suplentes. En ningún caso la participación de los asociados productores agropecuarios en el Consejo de Administración podrá exceder del cuarto de sus miembros.
ARTÍCULO 45°: Para la elección de los candidatos a miembros del Consejo de Administración se formarán ~~doce~~ zonas, ~~cada una de las cuales estará representada por un Consejero Titular. Los cuatro Consejeros Suplentes serán electos por aquellas zonas cuyos titulares estén finalizando el segundo año de su mandato.~~ A efectos de la demarcación de las ~~zonas~~ y de las cooperativas a incluir en cada una de ellas en el reglamento interno, se tendrán en cuenta razones de ubicación geográfica, y asimismo que la cantidad de delegados de cualquier zona no implique un dominio excluyente sobre las demás.	**ARTÍCULO 45°**: Para la elección de los candidatos a miembros del Consejo de Administración se formarán once zonas. A efectos de la representatividad y demarcación de las mismas, como así también de las cooperativas y asociados productores agropecuarios a incluir en cada una de ellas en el reglamento interno, se tendrán en cuenta razones de volumen de producción, ubicación geográfica, y asimismo que la cantidad de delegados de cualquier zona no implique un dominio excluyente sobre las demás.
ARTÍCULO 46°: Para ser Consejero se requiere: a) Ser asociado de una cooperativa adherida y poseer tambo en actividad; b) Tener plena capacidad legal para obligarse; c) Haber entregado a la cooperativa asociada a que pertenece, su producción de leche en forma continuada durante dos años previos a su elección, salvo razones de fuerza mayor; d) No tener deudas vencidas con la Cooperativa; e) Que sus relaciones con la Cooperativa y/o cooperativas asociadas hayan sido normales y no hayan motivado ninguna compulsión judicial.	**ARTÍCULO 46°**: Para ser consejero se requiere: a) Ser asociado de una cooperativa adherida o productor asociado a la Cooperativa y poseer tambo en actividad; b) Tener plena capacidad legal para obligarse; c) Haber entregado a la cooperativa asociada a que pertenece o a la Cooperativa, su producción de leche en forma continuada durante dos años previos a su elección, salvo razones de fuerza mayor; d) No tener deudas vencidas con la Cooperativa; e) Que sus relaciones con la Cooperativa y/o cooperativas asociadas hayan sido normales y no hayan motivado ninguna compulsión judicial.
ARTÍCULO 47°: *No pueden ser Consejeros: a) los fallidos por quiebra culpable o fraudulenta* hasta diez años después de su rehabilitación; b) los fallidos por quiebra casual o los concursados, hasta cinco años después de su rehabilitación; c) los directores y administradores de sociedades cuya conducta se calificare de culpable o fraudulenta, hasta diez años después de su rehabilitación; d) los condenados con accesoria de inhabilitación de ejercer cargos públicos, hasta diez años después de cumplir la condena; e) los condenados por hurto, robo, defraudación, cohecho, emisión de cheques sin fondos, delitos contra la fe pública, hasta diez años después de cumplir la condena; f) los condenados por delitos cometidos en la constitución, funcionamiento y liquidación de sociedades, hasta diez años después de cumplida la condena; g) las *personas* que *perciban sueldos, honorarios o comisiones de la* Cooperativa, salvo lo previsto en el artículo 51° de estos estatutos; h) quienes estén ligados por vínculo de parentesco hasta el segundo grado de consanguinidad o primero de afinidad, inclusive, entre sí o con cualquiera de los Gerentes y/o Subgerentes. Quien por su ingreso u otro motivo, hiciera incurrir a otro en la causal, deberá renunciar. En caso de elección simultánea deberá decidirse por sorteo a quien corresponda incorporar. Los que representen a sociedades de cualquier índole deberán también para ser Consejeros, llenar los mismos requisitos especificados en el inciso precedente.	

VIGENTE	PROYECTO
ARTÍCULO 48°: ~~Los miembros del Consejo de Administración serán elegidos por la Asamblea~~, durarán tres ejercicios en el mandato y se renovarán anualmente por terceras partes, pero todos continuarán en el cargo no obstante la expiración del término de su mandato, hasta el momento en que asuman sus funciones los que hubieren resultado electos. Podrán ser reelectos por un nuevo período de tres ejercicios, luego de lo cual no podrán volver a ser reelectos, ocupar suplencias ni ~~la sindicatura~~, sino después de un año de haber fenecido el mandato anterior. Caducará automáticamente el mandato del Consejero que cese en su actividad tambera, salvo en los casos en que esto último responda a causas temporarias de fuerza mayor.	**ARTÍCULO 48°**: La Asamblea elegirá a doce miembros titulares, entre los cuales designará el Presidente, pasando a ocupar *el carácter de titular, el suplente que corresponde a la misma zona*, conformándose de tal manera el número de trece consejeros titulares que establece el artículo 44°. El Presidente durará tres ejercicios en el mandato, a cuyo vencimiento no podrá ser electo como consejero titular o suplente, ni ser miembro de la Comisión Fiscalizadora, sino después de un ejercicio de haber fenecido su mandato, no siendo computable el término de tiempo ejercido con anterioridad como consejero titular. Los restantes miembros titulares durarán tres ejercicios en el mandato y se renovarán anualmente por terceras partes, pero todos continuarán en el cargo no obstante la expiración del término de su mandato, hasta el momento en que asuman sus funciones los que hubieren resultado electos. Podrán ser reelectos por un nuevo período de tres ejercicios, luego de lo cual no podrán volver a ser reelectos, ni ocupar suplencias ni cargos en la Comisión Fiscalizadora, sino después de un ejercicio de haber fenecido el mandato anterior. Caducará automáticamente el mandato del consejero que cese en su actividad tambera, salvo en los casos en que esto último responda a causas temporarias de fuerza mayor.
ARTÍCULO 49°: Los suplentes reemplazarán a todo miembro titular que renuncie, fallezca o cuyo mandato caduque, en la forma y modo que determine el Reglamento Interno. Durarán un ~~año~~ en sus funciones, a excepción de aquellos que hubiesen pasado a ejercer el cargo de titulares, en cuyo caso completarán el período correspondiente al miembro reemplazado. El Consejo de Administración se integrará por sí mismo, llamando al suplente que corresponda. Se prescindirá del reemplazo cuando la vacancia se produzca faltando menos de noventa días para la Asamblea en la cual el período del miembro a reemplazar finalice. Los miembros suplentes podrán ser electos en forma inmediata para la función de Consejero Titular o ~~Síndico Titular~~. *Dichos miembros suplentes también podrán ser reelectos en tal carácter* por una única vez.	**ARTÍCULO 49°**: Los suplentes durarán un ejercicio en sus funciones y reemplazarán a todo miembro titular que renuncie, fallezca o cuyo mandato caduque, ante lo cual, según fuere el caso, durarán hasta la próxima Asamblea Ordinaria o completarán el período correspondiente al miembro reemplazado, en la forma y modo que determine el Reglamento Interno. El Consejo de Administración se integrará por sí mismo, llamando al suplente que corresponda. Se prescindirá del reemplazo cuando la vacancia se produzca faltando menos de noventa días para la Asamblea en la cual el período del miembro a reemplazar finalice. Los miembros suplentes podrán ser electos en forma inmediata para la función de consejero titular o miembro titular de la Comisión Fiscalizadora. Dichos miembros suplentes también podrán ser reelectos en tal carácter por una única vez.
ARTÍCULO 50°: Dentro de los quince días posteriores a la realización de la Asamblea ~~General~~ Ordinaria ~~Anual~~, deberá constituirse el nuevo Consejo de Administración, eligiéndose anualmente de su seno ~~al Presidente~~, Vice-Presidente, Secretario, Pro-Secretario, Tesorero y Pro-Tesorero. Los demás miembros titulares actuarán como Vocales.	**ARTÍCULO 50°**: Dentro de los quince días posteriores a la realización de la Asamblea Ordinaria, bajo la presidencia de su titular designado por la Asamblea según el artículo 48°, deberá constituirse el nuevo Consejo de Administración, eligiéndose anualmente de su seno el Vicepresidente, Secretario, Prosecretario, Tesorero y Protesorero. Los demás miembros titulares actuarán como Vocales. Conforme al artículo 71 de la Ley 20337, se constituirá un Comité de Dirección que tendrá a su cargo la gestión de los asuntos ordinarios de la entidad, debiendo informar de lo actuado en cada reunión del Consejo de Administración.
ARTÍCULO 51°: Por resolución de la Asamblea podrá ser retribuido el trabajo personal realizado por los Consejeros en cumplimiento de la actividad institucional. Los gastos efectuados en el ejercicio del cargo, serán reembolsados.	
ARTÍCULO 52°: El Consejo de Administración se reunirá por lo menos ~~dos veces~~ por mes o cuando lo requiera cualquiera de sus miembros. En este último caso, la convocatoria se hará por el Presidente para reunirse dentro del sexto día de recibido el pedido. En su defecto, podrá convocarlo cualquiera de los Consejeros. El quórum será de más de la mitad de los Consejeros, salvo para aprobar el plan financiero general, resolver la desafiliación o la exención temporaria de entrega de producción por ~~cooperativas asociadas~~ y proponer la exclusión de ~~asociadas~~, para cuyos casos se requerirá la presencia de las tres cuartas partes de los miembros. Las resoluciones se tomarán por simple mayoría de votos presentes. ~~El Presidente tendrá voto en todas las circunstancias, y podrá hacerlo nuevamente en caso de empate~~. Si se produjera vacancia después de incorporados los suplentes, la Comisión Fiscalizadora designará a los reemplazantes hasta la reunión de la primera Asamblea.	**ARTÍCULO 52°**: El Consejo de Administración se reunirá por lo menos una vez al mes o cuando lo requiera cualquiera de sus miembros. En este último caso, la convocatoria se hará por el Presidente para reunirse dentro del sexto día de recibido el pedido. En su defecto, podrá convocarlo cualquiera de los consejeros. El quórum será de más de la mitad de los consejeros, salvo para aprobar el plan financiero general, resolver la desafiliación o la exención temporaria de entrega de producción de asociados y proponer la exclusión de asociados, para cuyos casos se requerirá la presencia de las tres cuartas partes de los miembros. Las resoluciones se tomarán por simple mayoría de votos presentes. Si se produjera vacancia después de incorporados los suplentes, la Comisión Fiscalizadora designará a los reemplazantes hasta la reunión de la primera Asamblea.

VIGENTE	PROYECTO
ARTÍCULO 53°: ~~No podrá pertenecer al Consejo de Administración más de una persona por cooperativa asociada, sin distinción entre miembros titulares o suplentes.~~	**ARTÍCULO 53°**: El Presidente tendrá derecho a voto en todas las circunstancias, y en caso de empate tendrá doble voto.
ARTÍCULO 54°: Los Consejeros que renunciaren deberán presentar su dimisión al Consejo de Administración y éste podrá aceptarla siempre que no afectare su regular funcionamiento. En caso contrario, el renunciante deberá continuar en funciones hasta tanto la Asamblea se pronuncie. Será considerado como dimitente (salvo que ello afectare el normal funcionamiento del Consejo de Administración), todo miembro que, debidamente convocado faltare a tres reuniones consecutivas o cinco alternadas, sin causa justificada.	
ARTÍCULO 55°: Las deliberaciones y resoluciones del Consejo de Administración serán registradas en el libro de actas a que se refiere el artículo 21° de estos estatutos, y las actas deberán ser firmadas por el Presidente y el Secretario.	
ARTÍCULO 56°: El Consejo de Administración tiene a su cargo la dirección de las operaciones sociales dentro de los límites que fijan los presentes estatutos, con aplicación supletoria de las normas del mandato.	
ARTÍCULO 57°: Son deberes y atribuciones del Consejo de Administración: a) Atender la marcha de la Cooperativa, cumplir y hacer cumplir los estatutos y los reglamentos sociales, sus propias decisiones y las resoluciones de la Asamblea; b) Designar los Gerentes y demás empleados necesarios, señalar sus deberes y atribuciones, fijar sus remuneraciones, exigirles las garantías que crea conveniente, suspenderlos y despedirlos; c) Determinar y establecer los servicios de administración y el presupuesto de los gastos correspondientes; d) Dictar los reglamentos internos que sean necesarios para el mejor cumplimiento de los fines de la Cooperativa, los cuales serán sometidos a la aprobación de la Asamblea ~~de asociadas~~ y a la autoridad de aplicación antes de entrar en vigencia, salvo que se refieran a la mera organización interna de las oficinas de la Cooperativa; e) Resolver la aceptación o rechazo de las solicitudes presentadas por ~~las cooperativas~~, conceder el retiro, aplicar suspensión y proponer la exclusión de ~~cooperativas asociadas~~, admitir ad-referéndum de la Asamblea el reingreso de ~~cooperativas~~ que hubieran sido excluidas; f) Autorizar o negar la transferencia de cuotas sociales, conforme al artículo 13° ~~de estos estatutos~~; g) Solicitar préstamos a los bancos oficiales, mixtos o privados, o a cualquier otra institución de crédito; disponer la realización de empréstitos internos con sujeción a los reglamentos respectivos. Dar o tomar dinero prestado; conceder a ~~las cooperativas asociadas~~ adelantos o créditos sobre su producción y otorgar a las ~~mismas~~ y/o a las sociedades que integre, los avales o fianzas necesarios; h) Adquirir, enajenar, gravar y, en general, celebrar toda clase de actos jurídicos sobre bienes muebles e inmuebles, informando posteriormente a la Asamblea cuando se trate de bienes inmuebles; i) Iniciar y sostener juicios de cualquier naturaleza, incluso querellas, abandonarlos o extinguirlos por transacción, apelar, pedir revocatoria, otorgar poderes, y, en general, deducir todos los recursos previstos por las normas procesales; nombrar procuradores o representantes especiales, celebrar transacciones extrajudiciales, someter controversias a juicio arbitral o de amigables componedores, y en síntesis, realizar todos los actos necesarios para salvaguardar los derechos e intereses de la Cooperativa; j) Delegar en cualquier miembro del Consejo de Administración, el cumplimiento de disposiciones que requieran ese procedimiento para su más rápida y eficaz ejecución; k) Otorgar a los Gerentes, otros empleados o terceros, los poderes que juzgue necesarios, siempre que éstos no importen delegación de facultades inherentes al Consejo de Administración.	**ARTÍCULO 57°**: Son deberes y atribuciones del Consejo de Administración: a) Atender la marcha de la Cooperativa, cumplir y hacer cumplir el estatuto y los reglamentos sociales, sus propias decisiones y las resoluciones de la Asamblea; b) Designar los Gerentes y demás empleados necesarios, señalar sus deberes y atribuciones, fijar sus remuneraciones, exigirles las garantías que crea conveniente, suspenderlos y despedirlos; c) Determinar y establecer los servicios de administración y el presupuesto de los gastos correspondientes; d) Dictar los reglamentos internos que sean necesarios para el mejor cumplimiento de los fines de la Cooperativa, los cuales serán sometidos a la aprobación de la Asamblea y a la autoridad de aplicación antes de entrar en vigencia, salvo que se refieran a la mera organización interna de las oficinas de la Cooperativa; e) Resolver la aceptación o rechazo de las solicitudes presentadas por los asociados, conceder el retiro, aplicar suspensión y proponer la exclusión de asociados, admitir ad-referéndum de la Asamblea el reingreso de asociados que hubieren sido excluidos; f) Autorizar o negar la transferencia de cuotas sociales, conforme al artículo 13°; g) Solicitar préstamos a los bancos oficiales, mixtos o privados, o a cualquier otra institución de crédito; disponer la realización de empréstitos internos con sujeción a los reglamentos respectivos. Dar o tomar dinero prestado; conceder a los asociados adelantos o créditos sobre su producción y otorgar a las cooperativas asociadas y/o a las sociedades que integre, los avales o fianzas necesarios; h) Adquirir, enajenar, gravar y, en general, celebrar toda clase de actos jurídicos sobre bienes muebles e inmuebles, informando posteriormente a la Asamblea cuando se trate de bienes inmuebles; i) Iniciar y sostener juicios de cualquier naturaleza, incluso querellas, abandonarlos o extinguirlos por transacción, apelar, pedir revocatoria, otorgar poderes, y, en general, deducir todos los recursos previstos por las normas procesales; nombrar procuradores o representantes especiales, celebrar transacciones extrajudiciales, someter controversias a juicio arbitral o de amigables componedores, y en síntesis, realizar todos los actos necesarios para salvaguardar los derechos e intereses de la Cooperativa; j) Delegar en cualquier miembro del Consejo de Administración, el cumplimiento de disposiciones que requieran ese procedimiento para su más rápida y eficaz ejecución; k) Otorgar a los Gerentes, otros empleados o terceros, los poderes que juzgue necesarios, siempre que éstos no importen delegación de facultades inherentes al Consejo de Administración.

VIGENTE	PROYECTO
Dichos poderes subsistirán en toda su fuerza aunque el Consejo haya sido renovado o modificado, y mientras no sean revocados por el Consejo; l) Resolver sobre la construcción de edificios, depósitos y demás locales necesarios y establecer los servicios e instalaciones correspondientes; ll) Convocar las Asambleas Ordinarias y Extraordinarias y asistir a ellas, proponiendo y sometiendo a su consideración todo lo que considere necesario u oportuno; m) Redactar la memoria anual que acompañará el inventario, el balance y la cuenta de pérdidas y excedentes, correspondientes al ejercicio social, documentos que, con los informes de la Comisión Fiscalizadora y del Auditor y el proyecto de distribución de excedentes, deberá presentar a consideración de la Asamblea. A tal efecto, el ejercicio social se cerrará en la fecha indicada en el artículo 22° ~~de estos estatutos~~; n) Ejercer la administración general de la Cooperativa, adoptando las decisiones que fueren conducentes a la realización del objeto social, para lo cual contará con todas las facultades que la ley o los estatutos no reserven expresamente a la Asamblea. *En las relaciones con* ~~*las cooperativas asociadas*~~ *tendrá* facultades para establecer los valores y condiciones de recepción y pago de materia prima, que deberán ser comunicadas a ~~las mismas~~ con debida anticipación a su vigencia, así como adoptar las decisiones que las circunstancias requieran para asegurar la viabilidad del desempeño empresario, de acuerdo con la evolución tecnológica de la producción e industrialización, dentro de las condiciones económico-financieras que el mercado imponga.	Dichos poderes subsistirán en toda su fuerza aunque el Consejo de Administración haya sido renovado o modificado, y mientras no sean revocados por el cuerpo; l) Resolver sobre la construcción de edificios, depósitos y demás locales necesarios y establecer los servicios e instalaciones correspondientes; ll) Convocar las Asambleas Ordinarias y Extraordinarias y asistir a ellas, proponiendo y sometiendo a su consideración todo lo que considere necesario u oportuno; m) Redactar la memoria anual que acompañará el inventario, el balance y la cuenta de pérdidas y excedentes, correspondientes al ejercicio social, documentos que, con los informes de la Comisión Fiscalizadora y del Auditor y el proyecto de distribución de excedentes, deberá presentar a consideración de la Asamblea. A tal efecto, el ejercicio social se cerrará en la fecha indicada en el artículo 22°; n) Ejercer la administración general de la Cooperativa, adoptando las decisiones que fueren conducentes a la realización del objeto social, para lo cual contará con todas las facultades que la ley o el estatuto no reserven *expresamente a la Asamblea. En las relaciones con* <u>*los asociados*</u> *tendrá facultades para establecer* los valores y condiciones de recepción y pago de materia prima, que deberán ser comunicadas a <u>los mismos</u> con debida anticipación a su vigencia, así como adoptar las decisiones que las circunstancias requieran para asegurar la viabilidad del desempeño empresario, de acuerdo con la evolución tecnológica de la producción e industrialización, dentro de las condiciones económico-financieras que el mercado imponga.
<u>ARTÍCULO 58°</u>: Los consejeros sólo podrán ser eximidos de responsabilidad por violación de la ley, los estatutos o los reglamentos, mediante la prueba de no haber participado en la resolución impugnada o la constancia en acta de su voto en contra.	
<u>ARTÍCULO 59°</u>: Los consejeros podrán hacer uso de los servicios sociales en igualdad de condiciones que los demás asociados ~~de sus cooperativas adheridas.~~	**<u>ARTÍCULO 59°</u>:** Los consejeros podrán hacer uso de los servicios sociales en igualdad de condiciones que los demás <u>asociados</u>.
<u>ARTÍCULO 60°</u>: El consejero que en una operación determinada tuviera un interés contrario al de la Cooperativa, deberá hacerlo saber al Consejo de Administración y a la Comisión Fiscalizadora y abstenerse de intervenir en la deliberación y en la votación. Los Consejeros no pueden efectuar operaciones por cuenta propia o de terceros en competencia con la Cooperativa.	
<u>ARTÍCULO 61°</u>: El Presidente es el representante legal de la Cooperativa en todos sus actos. Son sus deberes y atribuciones: Vigilar el fiel cumplimiento ~~de los estatutos~~, de los reglamentos y de las resoluciones del Consejo de Administración y de la Asamblea; disponer la citación y presidir las reuniones de los órganos sociales precedentemente mencionados; resolver interinamente los asuntos de carácter urgente, dando cuenta al Consejo en la primera sesión que celebre; *firmar con el Secretario y Tesorero los documentos previamente* autorizados por el Consejo que importen obligación de pago o contrato que obligue a la Cooperativa; firmar con el Secretario las escrituras públicas que sean consecuencias de operaciones previamente autorizadas por el Consejo; firmar con el Secretario y el Tesorero la memoria y los balances; firmar con las personas indicadas en cada caso los documentos referidos en los artículos 14°; 38° y 55° ~~de estos estatutos~~; otorgar con el Secretario los poderes autorizados por el Consejo de Administración.	**<u>ARTÍCULO 61°</u>:** El Presidente es el representante legal de la Cooperativa en todos sus actos. Son sus deberes y atribuciones: Vigilar el fiel cumplimiento <u>del estatuto</u>, de los reglamentos y de las resoluciones <u>del Comité de Dirección</u>, del Consejo de Administración y de la Asamblea; disponer la citación y presidir las reuniones de los órganos sociales precedentemente mencionados; resolver interinamente los asuntos de carácter urgente, dando cuenta <u>al</u> <u>*Comité de Dirección*</u> *y al Consejo de Administración en la primera sesión que celebre; firmar* con el Secretario y Tesorero los documentos previamente autorizados por dicho cuerpo, que importen obligación de pago o contrato que obligue a la Cooperativa; firmar con el Secretario las escrituras públicas que sean consecuencias de operaciones previamente autorizadas por el Consejo de Administración; firmar con el Secretario y el Tesorero la memoria y los balances; firmar con las personas indicadas en cada caso los documentos referidos en los artículos 14°; 38° y 55°; otorgar con el Secretario los poderes autorizados por el Consejo de Administración.

VIGENTE	PROYECTO
ARTÍCULO 62°: El Vice-Presidente reemplazará al Presidente con todos sus deberes y atribuciones en caso de ausencia transitoria o vacancia del cargo. A falta de Presidente y Vice-Presidente y al solo efecto de sesionar, el Consejo de Administración o la Asamblea, según el caso, designarán como Presidente ad-hoc a otro de los Consejeros. En caso de fallecimiento, renuncia o revocación del mandato, el Vice-Presidente será reemplazado por un vocal.	ARTÍCULO 62°: El Vicepresidente reemplazará al Presidente con todos sus deberes y atribuciones en caso de ausencia transitoria. También lo hará en caso de producirse la vacancia del cargo, hasta tanto la próxima Asamblea Ordinaria designe a un nuevo Presidente según lo establecido en el artículo 48°. Ante la ausencia de Presidente y Vicepresidente y al solo efecto de sesionar, el Consejo de Administración designará como Presidente ad-hoc a otro consejero. En caso de ausencia temporaria o vacancia del Vicepresidente, será reemplazado por un Vocal.
ARTÍCULO 63°: Son deberes y atribuciones del Secretario: Citar a los miembros del Consejo a sesión y a los asociados a Asamblea, cuando corresponda según los presentes estatutos; refrendar los documentos sociales autorizados por el Presidente; redactar las actas y memoria; cuidar el archivo social; llevar los libros de actas de sesiones del Consejo y de reuniones de la Asamblea. En caso de ausencia transitoria o vacancia del cargo, el Secretario será reemplazado por el Prosecretario, con los mismos deberes y atribuciones.	ARTÍCULO 63°: Son deberes y atribuciones del Secretario: Refrendar los documentos sociales autorizados por el Presidente; redactar las actas y memoria; cuidar el archivo social; llevar los libros de actas de sesiones del Comité de Dirección, del Consejo de Administración y de reuniones de la Asamblea. En caso de ausencia transitoria o vacancia del cargo, el Secretario será reemplazado por el Prosecretario, con los mismos deberes y atribuciones.
ARTÍCULO 64°: Son deberes y atribuciones del Tesorero: Firmar los documentos a cuyo respecto se prescribe tal requisito en los presentes estatutos; llevar el registro de asociados; controlar la recepción y custodia de los valores que por cualquier título ingresen en la Cooperativa. En caso de ausencia transitoria o vacancia del cargo, el Tesorero será reemplazado por el Protesorero, con los mismos deberes y atribuciones.	ARTÍCULO 64°: Son deberes y atribuciones del Tesorero: Firmar los documentos a cuyo respecto se prescribe tal requisito en el presente estatuto; llevar el registro de asociados; controlar la recepción y custodia de los valores que por cualquier título ingresen en la Cooperativa. En caso de ausencia transitoria o vacancia del cargo, el Tesorero será reemplazado por el Protesorero, con los mismos deberes y atribuciones.
ARTÍCULO 65°: Los Gerentes y Subgerentes tienen prohibido participar directa o indirectamente en negociaciones o sociedades que tengan un interés contrario al de la Cooperativa.	
CAPÍTULO VII - DE LA FISCALIZACIÓN PRIVADA - ARTÍCULO 66°: La fiscalización estará a cargo de una Comisión Fiscalizadora integrada por tres Síndicos Titulares elegidos por la Asamblea General Ordinaria, durarán tres ejercicios en sus mandatos y se renovarán anualmente por terceras partes, a cuyos efectos se determinará por sorteo quienes cesarán al finalizar el primero y segundo ejercicio, procediéndose en lo sucesivo por antigüedad, pero todos continuarán en el cargo no obstante la expiración del término de su mandato, hasta el momento en que asuman los que hubieren resultado electos. La Asamblea elegirá igual número de suplentes por un ejercicio, quienes reemplazarán a los titulares, por sorteo, en caso de vacancia del cargo, con los mismos deberes y atribuciones, en cuyo caso completarán el período correspondiente al miembro reemplazado. Los Síndicos Titulares no podrán ser reelectos, debiendo transcurrir un ejercicio para poder ejercer las funciones de Consejero Titular u ocupar suplencias. Los Síndicos Suplentes sólo podrán ser reelectos como tal después de un intervalo de un año, pero sí podrán ejercer en forma inmediata la función de Síndico Titular o Consejero Titular o Suplente.	CAPÍTULO VII - DE LA FISCALIZACIÓN PRIVADA - ARTÍCULO 66°: La fiscalización estará a cargo de una Comisión Fiscalizadora integrada por tres síndicos titulares elegidos por la Asamblea Ordinaria, durarán tres ejercicios en sus mandatos y se renovarán anualmente por terceras partes, a cuyos efectos se determinará por sorteo quienes cesarán al finalizar el primero y segundo ejercicio, procediéndose en lo sucesivo por antigüedad, pero todos continuarán en el cargo no obstante la expiración del término de su mandato, hasta el momento en que asuman los que hubieren resultado electos. La Asamblea elegirá igual número de suplentes por un ejercicio, quienes reemplazarán a los titulares, por sorteo, en caso de vacancia del cargo, con los mismos deberes y atribuciones, en cuyo caso completarán el período correspondiente al miembro reemplazado. Los síndicos titulares no podrán ser reelectos, debiendo transcurrir un ejercicio para poder ejercer las funciones de consejero titular u ocupar suplencias. Los síndicos suplentes sólo podrán ser reelectos como tal después de un intervalo de un ejercicio, pero sí podrán ejercer en forma inmediata la función de síndico titular o consejero titular o suplente. La Comisión Fiscalizadora no podrá estar integrada por más de un asociado productor agropecuario.
ARTÍCULO 67°: No podrán ser Síndicos: 1°) Los cónyuges y quienes tengan vínculos de parentesco hasta el segundo grado de consanguinidad o afinidad, inclusive, con respecto a cualquiera de los Síndicos salientes y/o a los Consejeros titulares y/o suplentes, como así también respecto a los Gerentes; 2°) Quienes se hallen inhabilitados para ser Consejeros, de acuerdo con los artículos 46° y 47° de estos estatutos.	

VIGENTE	PROYECTO
ARTÍCULO 68°: Son atribuciones de la *Comisión Fiscalizadora*: a) Fiscalizar la administración, a cuyo efecto examinará los libros y documentos siempre que lo juzgue conveniente; b) Convocar, previo requerimiento al Consejo de Administración, a Asamblea Extraordinaria cuando lo juzgue necesario, y a Asamblea Ordinaria cuando omita hacerlo dicho órgano una vez vencido el plazo de ley; c) Verificar periódicamente el estado de caja y la existencia de títulos y valores de toda especie; d) Asistir con voz a las reuniones del Consejo de Administración; e) Verificar y facilitar el ejercicio de los derechos de ~~las asociadas~~; f) Informar por escrito sobre todos los documentos presentados por el Consejo de Administración a la Asamblea Ordinaria; g) Hacer incluir en el Orden del Día de la Asamblea los puntos que considere procedentes; h) Designar Consejeros en los casos previstos en el artículo 52° ~~de estos estatutos~~; i) Vigilar las operaciones de liquidación; j) En general, velar porque el Consejo de Administración cumpla la ley, ~~los estatutos~~, los reglamentos y las resoluciones asamblearias. La Comisión Fiscalizadora debe ejercer sus funciones de modo que no entorpezca la regularidad de la administración social. La función de fiscalización se limita al derecho de observación cuando las decisiones significaran, según su concepto, infracción a la ley, ~~los estatutos~~ o los reglamentos. Para que la impugnación sea procedente debe, en cada caso, especificar concretamente las disposiciones que considere transgredidas.	**ARTÍCULO 68°**: Son atribuciones de la Comisión Fiscalizadora: a) Fiscalizar la administración, a cuyo efecto examinará los libros y documentos siempre que lo juzgue conveniente; b) Convocar, previo requerimiento al Consejo de Administración, a Asamblea Extraordinaria cuando lo juzgue necesario, y a Asamblea Ordinaria cuando omita hacerlo dicho órgano una vez vencido el plazo de ley; c) Verificar periódicamente el estado de caja y la existencia de títulos y valores de toda especie; d) Asistir con voz a las reuniones del Comité de Dirección y del Consejo de Administración; e) Verificar y facilitar el ejercicio de los derechos de los asociados; f) Informar por escrito sobre todos los documentos presentados por el Consejo de Administración a la Asamblea Ordinaria; g) Hacer incluir en el Orden del Día de la Asamblea los puntos que considere procedentes; h) Designar Consejeros en los casos previstos en el artículo 52°; i) Vigilar las operaciones de liquidación; j) En general, velar porque el Consejo de Administración cumpla la ley, el estatuto, los reglamentos y las resoluciones asamblearias. La Comisión Fiscalizadora debe ejercer sus funciones de modo que no entorpezca la regularidad de la administración social. La función de fiscalización se limita al derecho de observación cuando las decisiones significaran, según su concepto, infracción a la ley, al estatuto o a los reglamentos. Para que la impugnación sea procedente debe, en cada caso, especificar concretamente las disposiciones que considere transgredidas.
ARTÍCULO 69°: Los integrantes de la Comisión Fiscalizadora designarán anualmente entre sus miembros, al constituirse dentro de los quince días posteriores a la realización de la Asamblea General Ordinaria, a un Presidente, que será el encargado de convocar a reuniones de dicho cuerpo colegiado, el cual sesionará con un quórum de dos miembros y resolverá por simple mayoría de votos. El Presidente tendrá voto en todas las circunstancias, y ~~podrá hacerlo nuevamente~~ en caso de empate. Ante la falta transitoria del Presidente, y al solo efecto de sesionar, la Comisión Fiscalizadora designará por sorteo como Presidente ad-hoc a otro de sus integrantes. Los Síndicos responden por el incumplimiento de las obligaciones que les imponen la ley y ~~los estatutos~~. Tienen el deber de documentar sus observaciones y requerimientos y, agotada la gestión interna, informar de los hechos a la Autoridad de Aplicación y al órgano local competente. La constancia de su informe cubre la responsabilidad de fiscalización. *La Comisión Fiscalizadora se reunirá como mínimo* ~~dos veces por mes~~, o cuando lo requiera cualquiera de sus miembros. Sus deliberaciones y resoluciones serán registradas en el Libro de Actas a que se refiere el Artículo 21 ~~de este estatuto~~, y las actas deberán ser firmadas por todos los presentes.	**ARTÍCULO 69°**: Los integrantes de la Comisión Fiscalizadora designarán anualmente entre sus miembros, al constituirse dentro de los quince días posteriores a la realización de la Asamblea Ordinaria, a un Presidente, que será el encargado de convocar a reuniones de dicho cuerpo colegiado, el cual sesionará con un quórum de dos miembros y resolverá por simple mayoría de votos. El Presidente tendrá voto en todas las circunstancias, y en caso de empate tendrá doble voto. Ante la falta transitoria del Presidente, y al solo efecto de sesionar, la Comisión Fiscalizadora designará por sorteo como Presidente ad-hoc a otro de sus integrantes. Los Síndicos responden por el incumplimiento de las obligaciones que les imponen la ley y el estatuto. Tienen el deber de documentar sus observaciones y requerimientos y, agotada la gestión interna, informar de los hechos a la autoridad de aplicación y al órgano local competente. La constancia de su informe cubre la responsabilidad de fiscalización. *La Comisión Fiscalizadora se reunirá como mínimo* una vez al mes, o cuando lo requiera cualquiera de sus miembros. Sus deliberaciones y resoluciones serán registradas en el Libro de Actas a que se refiere el artículo 21°, y las actas deberán ser firmadas por todos los presentes.
ARTÍCULO 70°: Por resolución de la Asamblea podrá ser retribuido el trabajo personal realizado por los Síndicos *en cumplimiento de la actividad institucional. Los gastos efectuados* en el ejercicio del cargo serán reembolsados.	
ARTÍCULO 71°: La Cooperativa contará con un servicio de Auditoría Externa, de acuerdo con las disposiciones del artículo 81 de la ley 20.337. Los informes de auditoría se confeccionarán por lo menos trimestralmente y se asentarán en el libro especialmente previsto en el artículo 21° de estos estatutos.	
CAPÍTULO VIII - DE LA DISOLUCIÓN Y LIQUIDACIÓN - ARTÍCULO 72°: En caso de disolución de la Cooperativa, se procederá a su liquidación, salvo los casos de fusión o incorporación. La liquidación estará a cargo del Consejo de Administración o si la Asamblea en la que se resuelve la liquidación lo decidiera así, de una Comisión Liquidadora, bajo la vigilancia de la Comisión Fiscalizadora. Los liquidadores serán designados por simple mayoría de los presentes en el momento de la votación.	

VIGENTE	PROYECTO
ARTÍCULO 73°: Deberá comunicarse a la autoridad de aplicación y al órgano local competente, el nombramiento de los liquidadores dentro de los quince días de haberse producido.	
ARTÍCULO 74°: Los liquidadores pueden ser removidos por la Asamblea con la misma mayoría requerida para su designación. Cualquier ~~cooperativa asociada~~ o la Comisión Fiscalizadora puede demandar la remoción judicial por justa causa.	**ARTÍCULO 74°**: Los liquidadores pueden ser removidos por la Asamblea con la misma mayoría requerida para su designación. Cualquier asociado o la Comisión Fiscalizadora puede demandar la remoción judicial por justa causa.
ARTÍCULO 75°: Los liquidadores están obligados a confeccionar, dentro de los 30 días de asumido el cargo, un inventario y balance del patrimonio social que someterán a la Asamblea dentro de los 30 días subsiguientes.	
ARTÍCULO 76°: Los liquidadores deben informar a la Comisión Fiscalizadora, por lo menos trimestralmente, sobre el estado de la liquidación. Si la liquidación se prolongara, se confeccionarán además balances anuales.	
ARTÍCULO 77°: Los liquidadores ejercen la representación de la Cooperativa. Están facultados para efectuar todos los actos necesarios para la realización del activo y la cancelación del pasivo con arreglo a las instrucciones de la Asamblea, bajo pena de incurrir en responsabilidad por los daños y perjuicios causados por su incumplimiento. Actuarán empleando la denominación social con el aditamento "En Liquidación", cuya omisión los hará ilimitada y solidariamente responsables por los daños y perjuicios. Las obligaciones y responsabilidades de los liquidadores se regirán por las disposiciones establecidas para el Consejo de Administración en estos estatutos y la Ley de Cooperativas, en lo que no estuviere previsto en este título.	
ARTÍCULO 78°: Extinguido el pasivo social, los liquidadores confeccionarán el balance final, el cual será sometido a la Asamblea con informes de la Comisión Fiscalizadora y del Auditor. ~~Las cooperativas asociadas~~ disidentes o ausentes podrán impugnarlos judicialmente dentro de los sesenta días contados desde la aprobación por la Asamblea. Se remitirá copia a la autoridad de aplicación y al órgano local competente dentro de los 30 días de su aprobación.	**ARTÍCULO 78°**: Extinguido el pasivo social, los liquidadores confeccionarán el balance final, el cual será sometido a la Asamblea con informes de la Comisión Fiscalizadora y del Auditor. Los asociados disidentes o ausentes podrán impugnarlos judicialmente dentro de los sesenta días contados desde la aprobación por la Asamblea. Se remitirá copia a la autoridad de aplicación y al órgano local competente dentro de los 30 días de su aprobación.
ARTÍCULO 79°: Aprobado el balance final, se reembolsará el valor nominal de las cuotas sociales, deducida la parte proporcional de los quebrantos si los hubiere.	
ARTÍCULO 80°: El sobrante patrimonial que resultare de la liquidación se destinará al Fisco Provincial para promoción del cooperativismo. Se entiende por sobrante patrimonial el remanente total de los bienes sociales una vez pagadas las deudas y devuelto el valor nominal de las cuotas sociales.	
ARTÍCULO 81°: Los importes no reclamados dentro de los noventa días de finalizada la liquidación, se depositarán en un banco oficial o cooperativo a disposición de sus titulares. Transcurrido tres años sin ser retirados se transferirán al Fisco Provincial para promoción del cooperativismo.	
ARTÍCULO 82°: La Asamblea que apruebe el balance final resolverá quien conservará los libros y demás documentos sociales. En defecto de acuerdo entre las cooperativas asociadas, ello será decidido por el Juez competente.	
CAPÍTULO IX - DISPOSICIONES TRANSITORIAS - ARTÍCULO 83°: La modificación introducida al inciso b) del artículo 10° tendrá efecto y será de aplicación al ejercicio que finaliza el 30 de junio de 1999.	

VIGENTE	PROYECTO
ARTÍCULO 84°: ~~Las cooperativas asociadas~~ deberán dar cumplimiento a lo establecido en el inciso e) del artículo 10°, en un plazo máximo de dos años a contar desde la fecha de aprobación e inscripción por la autoridad de aplicación de la presente reforma. El Consejo de Administración podrá ampliar dicho plazo si así lo considerara necesario.	**ARTÍCULO 84°:** Los asociados deberán dar cumplimiento a lo establecido en el inciso e) del artículo 10°, en un plazo máximo de dos años a contar desde la fecha de aprobación e inscripción por la autoridad de aplicación de la presente reforma. El Consejo de Administración podrá ampliar dicho plazo si así lo considerara necesario.
ARTÍCULO 85°: Como consecuencia de la ~~presente~~ reforma estatutaria, quedan derogadas las resoluciones asamblearias referidas a las condiciones sobre recepción y pago de la materia prima.	**ARTÍCULO 85°:** Como consecuencia de la anterior reforma estatutaria, aprobada por la Asamblea General Extraordinaria de fecha 18/06/1999, quedan derogadas las resoluciones asamblearias referidas a las condiciones sobre recepción y pago de la materia prima.
ARTÍCULO 86°: El Presidente del Consejo de Administración o la persona que dicho cuerpo designe al efecto, quedan facultados para gestionar la inscripción de estos estatutos, aceptando, en su caso, las modificaciones de forma que la autoridad de aplicación exigiere o aconsejare.	

Referencias:

~~Textos que se eliminan~~

Textos que se incorporan

ORESTE JOSÉ MANRIQUE
Presidente

Proyecto de reforma del Reglamento Interno de SanCor Cooperativas Unidas Limitada

VIGENTE	PROYECTO
CAPÍTULO I - DE LAS ASAMBLEAS - ARTÍCULO 1°: Los delegados, al asistir a las asambleas, deberán firmar el libro de asistencia y entregar la credencial. Una vez declarada abierta la sesión por la Presidencia, la Asamblea designará tres delegados para el control de credenciales. Mientras esta Comisión de Poderes cumpla su tarea, la Asamblea pasará a un breve cuarto intermedio. Si ninguno de los miembros de dicha Comisión se opusiera y si la Asamblea así lo resolviese por simple mayoría de votos, se podrá seguir sesionando, sin tomar resoluciones. De lo contrario se esperará indefectiblemente que se expida la Comisión.	
ARTÍCULO 2°: La Comisión de Poderes, una vez concluida su tarea, se expedirá mediante despacho escrito, comunicando a la Asamblea la cantidad de delegados en condiciones de participar con voz y voto, como así también los nombres de los delegados que no podrán deliberar ni votar por tener credenciales incompletas o por carecer de ellas. Si así lo resolviera la Asamblea, estos últimos podrán tener voz, pero no votarán en ningún caso. Todo delegado que llegue con posterioridad, podrá incorporarse a la Asamblea, siempre que firme el libro de asistencia y que su credencial sea aceptada por la Comisión de Poderes.	
ARTÍCULO 3°: La credencial, para que sea válida, deberá reunir los siguientes requisitos: Apellido, nombre y firma del delegado; fecha de designación. La credencial deberá ser firmada por el Presidente y el Secretario de la Cooperativa asociada o sus reemplazantes y llevará el sello de la entidad. Cuando un delegado no sea miembro del Consejo de la cooperativa a que pertenece, la credencial deberá contener la correspondiente aclaratoria.	
ARTÍCULO 4°: Ningún delegado podrá hacer uso de la palabra sin que antes le haya sido concedida por la Presidencia y se le otorgará en el orden que fue solicitada, tomándose nota por Secretaria. Cuando un delegado esté en el uso de la palabra, no podrá ser interrumpido sin su consentimiento y sin autorización de la Presidencia. El orador se dirigirá siempre a la Presidencia, la que cuidará no se hagan alusiones irrespetuosas, imputaciones de mala intención o de móviles ilegítimos hacia la Asamblea o sus miembros.	
ARTÍCULO 5°: La palabra será concedida en el orden siguiente: a) Al miembro informante de la Comisión que haya dictaminado en el asunto en discusión; b) Al miembro informante de la minoría de la Comisión, si ésta se encontrara dividida; c) Al primero que la pidiera entre los demás delegados.	
ARTÍCULO 6°: Será moción de orden toda proposición que tenga algunos de los siguientes fines: a) Que se levante la sesión; b) Que se pase a cuarto intermedio; c) Que se declare debate libre; d) Que se cierre el debate; e) Que se pase al orden del día; f) Que se trate una cuestión de privilegio; g) Que se aplace la consideración de un asunto pendiente; h) Que el asunto se envie a comisión; i) Que la Asamblea se constituya en comisión; j) Que la Asamblea se constituya en sesión permanente.	
ARTÍCULO 7°: Las mociones de orden para ser aprobadas, necesitarán la mitad más uno de los votos emitidos. Serán previas a todo otro asunto, aún cuando esté en debate y se tomará en consideración en el orden de preferencia establecido en el artículo 6°. Las comprendidas en los seis primeros incisos serán puestas a votación sin discutir; las comprendidas en los cuatro últimos serán discutidas brevemente, no pudiendo cada asambleista hablar sobre ellas más de una vez, con excepción del autor, que podrá hablar dos veces.	
ARTÍCULO 8°: Será moción de preferencia toda proposición que tenga por objeto anticipar el momento en que, con arreglo al orden del dia, corresponda tratar un asunto. Para su aprobación requiere igual mayoria que las mociones de orden.	

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta Fe)

VIGENTE	PROYECTO
ARTÍCULO 9°: Son mociones previas: a) Que se aplace el asunto para un momento determinado; b) Que se enmiende en tal o cual modo la proposición en discusión. Si algún delegado se opone al retiro de una moción, la Asamblea votará sin discusión previa por la negativa o por la afirmativa.	
ARTÍCULO 10°: La moción de cerrar el debate no podrá hacerse mientras un delegado esté en el uso de la palabra. Hecha la moción de cerrar el debate y apoyada la misma, la Presidencia la pondrá inmediatamente a votación y si resultara aprobada ningún delegado que no estuviera anotado en la lista hasta ese momento, podrá hacer uso de la palabra en la cuestión objeto de la moción, salvo para aclarar dudas sobre la votación misma, o sobre las mociones que han de votarse.	
ARTÍCULO 11°: La Presidencia llamará al orden al orador que se aparte del punto en discusión. Si la observación no fuera acatada por el orador, la Presidencia consultará a la Asamblea por votación simple y sin previa discusión, si el orador está o no dentro de la cuestión. Si la Asamblea resolviera que el orador está fuera de la cuestión, ella le indicará que continúe hablando pero ajustándose al asunto en debate y en cuanto no lo hiciera, la palabra le será retirada de inmediato.	
ARTÍCULO 12°: Las votaciones para elección de autoridades deberán ser secretas, y con participación de una Junta Escrutadora, integrada por seis miembros designados por la Asamblea. No obstante, dichas votaciones ~~para elección de autoridades~~, como así también las restantes, podrán hacerse por signos levantando la mano, o en su forma nominal, cuando alguno de los asambleistas lo solicite, siempre que esté apoyada la moción y que la Asamblea así lo resuelva.	**ARTÍCULO 12°:** Las votaciones para elección de autoridades deberán ser secretas, y con participación de una Junta Escrutadora, integrada por seis miembros designados por la Asamblea. No obstante, dichas votaciones, <u>excepto para la elección del Presidente a que se refiere el artículo 48° del estatuto</u>, como así también las restantes, podrán hacerse por signos levantando la mano, o en su forma nominal, cuando alguno de los asambleistas lo solicite, siempre que esté apoyada la moción y que la Asamblea así lo resuelva.
ARTÍCULO 13°: Salvo decisión contraria de la Asamblea, los que se abstengan de votar en cualquier caso se considerarán como ausentes.	
ARTÍCULO 14°: Cuando la Asamblea lo crea conveniente podrá limitar el uso de la palabra y ningún delegado podrá excederse de este límite, sin previo consentimiento de la misma. Esta medida podrá establecerse al comienzo de la Asamblea, o en su defecto antes de comenzar la consideración de cada asunto.	
ARTÍCULO 15°: Solamente deberán tratarse en la Asamblea los asuntos que figuran en el orden del día, siendo nula toda deliberación sobre cuestiones extrañas a la misma. Todo asunto será tratado primero en general y luego en particular. La consideración en general comprende el tema en conjunto. La discusión en particular corresponde a cada uno de los distintos artículos o parte del punto que se considera.	
ARTÍCULO 16°: La Asamblea no podrá volver sobre los asuntos que ha resuelto, si antes no aprueba la reconsideración. Para que ésta proceda, se requiere simple mayoría de votos, siempre que participen en la votación las dos terceras partes de los delegados presentes al tomarse la resolución.	
ARTÍCULO 17°: Ningún asambleista podrá ser interrumpido mientras tenga la palabra, a menos que se trate de una explicación pertinente, y esto mismo sólo será permitido con la venia del Presidente y consentimiento del orador. En todos los casos están absolutamente prohibidas las discusiones en forma de diálogo.	

VIGENTE	PROYECTO
ARTÍCULO 18°: El Presidente no podrá emitir opinión desde su asiento sobre el asunto en discusión, pero tendrá derecho a intervenir en ésta invitando al Vicepresidente a ocupar la Presidencia. En cuanto a los demás miembros del Consejo de Administración, podrán hacer uso de la palabra en cualquier momento, siempre que sea para hacer aclaraciones. En los demás casos se ajustarán a lo prescripto en el artículo 4°.	

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES (Sta. Fe)

CAPÍTULO II - DE LA ELECCIÓN DE CANDIDATOS A CONSEJEROS - ARTÍCULO 19°:
Para la elección de los candidatos a miembros del Consejo de Administración quedan señaladas las zonas que se detallan a continuación, juntamente con las cooperativas que cada una comprenda, a saber: ~~**Zona N° 1**: N° 202 Coop.de Tamb.Ltda "La Perdicense", N° 239 Coop.de Tamb."Colonia Maipú" Ltda., N° 264 Soc.Coop.de Tamb."Pascanas" Ltda., N° 267 Soc.Coop.Tamb."Huanchilla" Ltda., N° 291 Coop.de Tamb."Campo San José" Ltda., N° 300 Tamb.Unidos de "Bremen" Coop.Ltda., N° 318 Coop.Tamb.Ltda "14 de Abril", N° 326 "La Salteña" Soc.Coop.Agric.Tamb.Ltda., N° 327 "La Defensa" de Coronel Moldes Soc.Coop. Agric.Tamb.Ltda., N° 328 "El Porvenir" de Coronel Moldes Soc.Coop.de Tamb. Ltda., N° 329 "Italo Argentina" Soc.Coop.Agric.Tamb.Ltda., N° 330 Cremería "La Anita" Soc.Coop.Agric.Tamb.Ltda., N° 349 Coop.de Tamb."Campo Barreto" Ltda., N° 374 Coop.Tamb.Agric.Ganad."La Danesa" de Adelia María Ltda., N° 391 "La Italo Vasca" Soc.Coop.Ltda.de Tamb., N° 392 "La Colonia" de V.Mackenna Soc. Coop.Agric.Tamb.Ltda., N° 394 "La Unión" Soc.Coop.Ltda.de Tosquita, N° 399 "La Moderna" de Coronel Moldes Soc.Coop.Ltda.de Tamb., N° 401 "Colonia La Celestina" Soc.Coop.Ltda.de Tamb., N° 426 Coop.de Tamb."Ucacha" Ltda., N° 430 Coop.de Tamb."Colonia Astrada" Ltda., N° 477 Coop.Tamb."Río Cuarto" Ltda., N° 481 "Cotam" Coop.Ltda. **Zona N° 2**: N° 143 Tamb.Unidos de "Charlone" Soc. Coop. Ltda., N° 248 Coop.de Tamb."Rufino" Ltda., N° 285 Coop.de Tamb."Villa Saboya" Ltda., N° 292 Soc.Coop.de Tamb."Las Tres Colonias Unidas de Laboulaye" Ltda., N° 293 Coop.de Tamb."Cañada Seca" Ltda., N° 294 Coop.de Tamb."Colonia General Belgrano de Santa Regina" Ltda., N° 303 Soc.Coop.de Tamb."Colonia El Arbol" Ltda., N° 333 Coop. Agric.Fed.Ltda.de "Los Quirquinchos", N° 385 Tamb. de "Rivadavia" Soc.Coop.Ltda., N° 393 Coop.de Tamb."Jovita" Ltda., N° 405 Coop.Tamb."Dos Hermanas de Serrano" Ltda., N° 438 Coop.de Tamb."Piedritense" Ltda., N° 439 Coop.de Tamb."La Madrileña de Emilio V.Bunge" Ltda., N° 442 Coop.Agric.Ganad."Laboulaye" Ltda., N° 448 "Tambos" Coop.Ltda., N° 449 "Olascoaga" Coop.de Tamb.Unidos Ltda., N° 450 Coop.de Tamb."Ameghino" Ltda., N° 475 Coop.de Tamb."La Pintense" Ltda., N° 476 Coop.Agric."La Colonia" de J.B.Alberdi Ltda., N° 478 Coop.Tamb."30 de Agosto" Ltda., N° 480 Coop.de Ind.y Comerc "Unión Productores de Vela" Ltda. **Zona N° 3**: N° 71 Soc.Coop.Ltda.de la "Zona de Gálvez", N° 122 Soc.Coop.de Tamb."Progreso" Ltda., N° 148 Coop.de Tamb.Ltda "Rochdale", N° 178 Coop.Ltda.de Tamb."San Martín Norte", N° 185 Soc.Coop.Ltda.Lechera "La Flor Argentina", N° 186 Soc.Coop.de Tamb.Ltda. "Calchaquí", N° 188 Coop.de Tamb.y Agric.Ltda "La Industrial Argentina", N° 189 Coop.de Tamb."Santa Clara de Buena Vista", N° 207 Soc.Coop.de Tamb.Ltda. "Los Saladillos", N° 210 Soc.Coop.Ltda.de Tamb."Ovejita La Argentina", N° 211 Coop.de Tamb."Marcelino Escalada" Ltda., N° 214 Soc.Coop.Cremera de "San Justo" Ltda., N° 215 Coop.Ltda.Lechera "Sol Naciente", N° 216 Soc.Coop.Ltda. Tamb."Naré", N° 217 Coop.Cremera de "La Penca" Ltda., N° 218 Coop.Tamb. Agrop.Ltda. "La Teresita", N° 219 Soc.Coop.Ltda.Lechera "La Perla del Oeste", N° 220 Soc.Coop.de Tamb."Emilia", N° 221 Coop.de Tamb.Ltda."Cayastacito", N° 222 Coop.de Tamb.de "Quiñones", N° 227 Coop.de Tamb.Ltda."La Negra", N° 241 Coop.Ltda.de Tamb."La Crispense", N° 254 Coop.de Tamb."La Lolilla" Ltda., N° 263 Coop.de Tamb.Ltda. "Ilpa", N° 265 Coop.de Tamb.Ltda."Colonia Santa Irene", N° 269 Coop.Tamb.Ltda.de "La Camila", N° 279 Soc.Coop.de Tamb.Ltda."Tres Reyes", N° 353 Soc.Coop.de Tamb."María Luisa" Ltda., N° 359 Coop.Tamb.de "Colonia La Blanca" Ltda., N° 361 Coop.de Tamb."La Criolla" Ltda., N° 375 Coop.de Tamb."Providencia" Ltda., N° 387 Coop.Agrop."La Central" Ltda., N° 418 Coop. Tamb.de "Tabossi" Ltda., N° 420 "La Agricola Regional" Coop.Ltda., N° 441 Coop. Fed.Agric.Ganad. de "Diamante" Ltda., N° 447 Coop.Ltda.de Tamb."Gessler", N° 452 Coop.de Tamb.de "Matilde" Ltda., N° 458 Coop.Agrop."La Amalia" Ltda., N° 462 Coop.Tamb."Santo Domingo y Sarita" Ltda., N° 463 Coop.Ltda.de Tamb."El Molino" Ltda., N° 469 Coop. de Tamb."Cabal" Ltda., N° 471 Coop. de Tamb. Ltda. de "Campo Piaggio", N° 473 Soc. Agric."Lucienville" Coop. Ltda., N° 483 Coop. de Tamb."San Antonio" Ltda., N° 485 Coop. Agric. Ganad. de~~

CAPÍTULO II - DE LA ELECCIÓN DE CANDIDATOS A CONSEJEROS - ARTÍCULO 19°:
Para la elección de los candidatos a miembros del Consejo de Administración, y según lo establecido por el artículo 45° del estatuto, quedan señaladas las once zonas que se detallan a continuación, juntamente con las cooperativas que cada una comprenda, a saber: **ZONA "A":** N° 9 - Cooperativa Limitada De Tamberos De "Colonia Tacurales", N°10 - Cooperativa De Tamberos Limitada "Morterense", N°13- Cooperativa Limitada De Tamberos "Las Dos Provincias", N°17 - Cooperativa Limitada De Tamberos "San Bernardo", N°34 - Cooperativa De Tamberos "Morteros" Limitada, N°36 - Cooperativa De Tamberos "Dos Hermanos" Limitada, N°49 - Cooperativa De Tamberos "Beiro" Limitada, **ZONA "B":** N°489 - Asociación Unión Tamberos Cooperativa Limitada, **ZONA "C":** N°143 - "Tamberos Unidos De Charlone" Cooperativa Tambera Ltda., N°292 - Cooperativa Tambera "Laboulaye" Limitada, N°385 - Tamberos De "Rivadavia" Cooperativa Limitada, N°405 - Cooperativa Tambera "Dos Hermanas De Serrano" Limitada, N°448 - "Tambos" Cooperativa Tambera Limitada, N°475 - Cooperativa De Tamberos "La Pintense" Limitada, N°478 - Cooperativa Tambera "30 De Agosto" Limitada, **ZONA "D":** N°11 - Cooperativa De Tamberos "La Union" Limitada, N°19 - Cooperativa De Tamberos Limitada "El Alba", N°21 - Cooperativa De Tamberos Limitada "La Triestina", N°27 - Cooperativa De Tamberos Limitada "La Flor", N°28 - Cooperativa De Tamberos Limitada "La Selecta", N°74 - Cooperativa De Tamberos "El Chipion" Limitada, N°86 - Cooperativa De Tamberos "Valtelina" Limitada, N°377 - Cooperativa De Tamberos "Seeber" Limitada, N°479 - Cooperativa "Tamberos Unidos De Porteña" Ltda., **ZONA "E":** N°18 - Cooperativa De Tamberos Unidos De "Monigotes" Limitada, N°22 - Cooperativa De Tamberos De "Algarrobal" Limitada, N°25 - Cooperativa Limitada De Tamberos "Colonia Palacios", N°67 - Cooperativa Tambera "Elisa" Limitada, N°76 - Coop. De Tamberos Y Agricola Ltda. "La Union Ambrosetti", N°78 - Cooperativa Tambera "Union Regional" Limitada, N°90 - Cooperativa Limitada De Tamberos "La Primera De Arrufo", N°212 - Cooperativa Tambera "La Nueva San Antonio" Limitada, N°237 - Cooperativa Tambera "Nueva Alpina" Limitada, N°304 - Cooperativa Tambera Colonia "Las Arenas" Limitada, N°313 - Cooperativa De Tamberos "La Reserva" Limitada, N°341 - Cooperativa Agropecuaria Y Tambera "El Triunfo" Limitada, N°364 - Cooperativa De Tamberos "Ceres" Limitada, N°367 - "Tamberos Unidos" Cooperativa Limitada, **ZONA "F":** N°89 - Cooperativa Limitada De Tamberos "La America", N°228 - Cooperativa Limitada Tambera "La Esperanza", N°482 - Cooperativa Tambera Limitada "Union Villa-Ana", N°484 - Cooperativa Tambera "Central Unida" Limitada, **ZONA "G":** N°94 - Cooperativa De Tamberos "El Trabajo" Limitada, N°97 - Cooperativa Tambera "Colonia Marina" Limitada, N°98 - Cooperativa De Tamberos "Sadil" Limitada, N°104 - Cooperativa Tambera "Del Oeste Santafesino" Limitada, N°108 - Cooperativa Tambera "La Pulcra Y La Laguna" Limitada, N°116 - Cooperativa Tambera "Las Cañitas" Limitada, N°119 - Cooperativa De Tamberos Limitada "La Cruz Del Sur", N°208 - Cooperativa De Tamberos Unidos "Arroyito" Ltda., N°486 - Cooperativa Tambera "Regional Del Este" Limitada, **ZONA "H":** N°239 - Cooperativa Tambera Limitada "Las Colonias", N°264 - Cooperativa De Tamberos "Pascanas" Limitada, N°267 - Soc. Cooperativa De Tamberos "Huanchilla" Limitada, N°329 - "Italo-Argentina" Soc.Coop. Agricola Tambera Limitada, N°394 -"La Union" Cooperativa Tambera Limitada, N°426 - Cooperativa De Tamberos "Ucacha" Limitada, N°430 - Cooperativa De Tamberos "Colonia Astrada" Limitada, N°481 - "Cotam" Cooperativa Tambera Limitada, **ZONA "I":** N°1 - Cooperativa Limitada De Tamberos De "Sunchales", N°2 - Cooperativa Limitada De Tamberos De "Colonia Frias", N°3 - Cooperativa Limitada De Tamberos De "Colonia Raquel", N°8 - Cooperativa Tambera "La Bonita" Limitada, N°23 - Cooperativa De Tamberos Limitada "Colonia Vila", N° 50 - Cooperativa Limitada De Tamberos "Carlos M.Rivero Haedo", N° 57 - Cooperativa Tambera "La Argentina" Limitada, N° 135 - Cooperativa Tambera "Zona Rafaela" Limitada, N° 137 - Cooperativa Limitada De Tamberos "La Humbertina", **ZONA "J":** N° 52 - Cooperativa Tambera Limitada "De Balnearia", N° 58 - Cooperativa Tambera "Cinco Estrellas" Limitada, N° 66 - Cooperativa De Tamberos "La Tordilla" Limitada, N° 73 -

VIGENTE

~~"Urdinarrain" Ltda., **Zona N° 4:** N°10 Coop.de Tamb.Ltda."Morterense", N°13 Coop.Ltda.de Tamb."Las Dos Provincias", N°16 Coop.de Tamb.Ltda."La San Pedrina", N°33 Coop.de Tamb. Ltda."La Isleta", N°34 Coop.de Tamb.Ltda."La Maunier", N°36 Coop.de Tamb. Ltda."Dos Hermanos", N°49 Coop.de Tamb.Ltda."Beiro", N°88 Coop.de Tamb. Ltda."Diez de Julio", N°340 Coop.de Tamb."Mil-Mar" Ltda., **Zona N° 5:** N°1 Coop.Ltda.de Tamb.de "Sunchales", N°2 Coop.Ltda.de Tamb."Colonia Frías", N°3 Coop.Ltda.de Tamb."Colonia Raquel", N°9 Coop.Ltda.de Tamb."Colonia Tacurales", N°12 Coop.de Tamb.Ltda."Sunchales Norte", N°14 Coop.de Tamb.Unidos de "Las Palmeras" Ltda., N°17 Coop.de Tamb."San Bernardo", N°18 Coop.de Tamb. Unidos de "Monigotes" Ltda., N°22 Coop.de Tamb.de "Algarrobal" Ltda., N°25 Coop.Ltda.de Tamb.de "Colonia Palacios", N°39 Coop.Tamb.y Agric.Ganad.y de Consumo "Santurce" Ltda., N°67 Coop.Tamb."Elisa" Ltda., N°92 Coop.de Tamb. "La Nydia", N°118 Coop.Tamb."Portugalete" Ltda., N°120 Coop.Ltda.de Tamb. "Zona Norte", N°130 Soc.Coop.de Tamb."La Bienvenida"Ltda., N°137 Coop.Ltda. de Tamb."La Humbertina", N°212 Coop.Agrop."San Antonio" Ltda., N°298 Coop. Agric.y Tamb.Ltda. "La Nueva de Ñanducita", N° 308 Coop.Ltda.de Tamb."Las Avispas Negras", N°341 Coop.Agrop.y Tamb."El Triunfo" Ltda., **Zona N° 6:** N°35 Coop.de Tamb."La Primera" Ltda., N°52 Coop.Tamb.Ltda."De Balnearia", N°58 "La Para" Soc.Coop.Ltda., N°63 Coop.de Tamb.Ltda."Estrella del Norte", N°66 Coop.de Tamb.Ltda."La Tordilla", N°70 Coop.Tamb.Cremera "El Quebrachal" Ltda., N°73 Coop.Ltda.de Tamb."Del Centro de La Para", N°82 Coop.de Tamb. "Las Hileras" Ltda., N°112 Coop.de Tamb."Las Cuatro Esquinas", N°268 Coop.de Tamb.Ltda."Córdoba", N°284 Coop.de Tamb."La Tercera" Ltda., N°295 Coop.de Tamb."Pozo La Piedra" Ltda., N°386 Coop.de Tamb."Las Gramillas" Ltda., N°419 Coop. de Tamb. "20 de Mayo" Ltda., N°434 Coop. de Tamb. "El Amanecer" Ltda., **Zona N° 7:** N°85 Coop. de Tamb. Ltda. "Concepción", N°108 Coop. de Tamb. Ltda. "La Pulcra", N°110 Coop. "San Alberto" Ltda., N°116 Coop. Agrop. y de Tamb. "Las Cañitas" Ltda., N°208 Soc. Coop. Tamb. Unidos "Arroyito" Ltda., N°253 Coop. de Tamb. "Pozo de la Loma" Ltda., N°258 Coop. de Tamb. "Puesto de Afuera" Ltda., N°315 Coop. de Tamb. "Pozo de la Esquina" Ltda., N° 319 Coop.de Tamb. "Las Tres Esquinas" Ltda., N° 332 Coop. de Tamb. "Elena" Ltda., N° 344 Soc. Coop. Agrop. "Santa Rosa" Ltda., N° 346 Coop. de Tamb. "El Crispín" Ltda., N° 406 Coop. de Tamb. Ltda. "Ruta 19", N° 445 Coop. de Tamb. Ltda. "La Mollense", N° 446 Coop. de Tamb. "La Unión" Ltda., **Zona N° 8:** N° 94 Coop. de Tamb. "El Trabajo" Ltda., N° 95 Coop. Cremería "Colonias Unidas" Ltda., N° 96 Coop. de Tamb. "Laspiur" Ltda., N° 97 Coop. de Tamb. "Amalia" Ltda., N° 98 Coop. de Tamb. "Sadil" Ltda., N° 102 Coop. de Tamb. "Santa Teresita" Ltda., N° 104 Coop. "Cremería Judit" Ltda., N° 119 Coop. de Tamb. Ltda. "La Cruz del Sur", N° 125 Coop. de Tamb. "La Regina" Ltda., N° 246 Coop. de Tamb. "La Mascota" Ltda., N° 409 Coop. de Tamb. "La Eugenia" Ltda., **Zona N° 9:** N° 11 Coop. de Tamb. Ltda. "La Unión", N° 19 Coop. de Tamb. Ltda. "El Alba", N° 21 Coop. de Tamb. "La Triestina" Ltda., N° 27 Coop. de Tamb. Ltda. "La Flor", N° 28 Coop. de Tamb. Ltda. "La Selecta", N° 74 Coop. de Tamb. "El Chipión" Ltda., N° 86 Coop. de Tamb. "Valtelina" Ltda., N° 377 Coop. de Tamb. "Seeber" Ltda., N° 398 "Colonias Unidas" Coop. de Tamb. Ltda., N° 479 Coop. de Tamb. de "Porteña" Ltda., **Zona N° 10:** N° 31 Coop. de Tamb. Ltda. "Dos Rosas", N° 77 Coop. Ltda. de Tamb. "Clavel Blanco", N° 89 Coop. Ltda. de Tamb. "La América", N° 90 Coop. Ltda. de Tamb. "La Primera de Arrufó", N° 184 Coop. de Tamb. "La Luisa" Ltda., N° 228 Coop. Ltda. Tamb. "La Esperanza", N° 482 Coop. Tamb. Ltda. "Unión Villa Ana", N° 484 Coop.Tamb."Central Unida" Ltda., **Zona N° 11:** N° 8 Soc.Coop.de Tamb. Ltda."La Bonita", N° 23 Coop.de Tamb.Ltda."Colonia Vila", N° 50 Coop.Ltda.de Tamb."Carlos Maria Rivero Haedo", N° 57 Coop.Ltda.de Tamb. "La Argentina", N° 124 Coop.Ltda.de Tamb."La Santa Fe", N° 132 Coop.de Tamb."El Pino" Ltda., N° 135 Coop.de Tamb."Susana" Ltda., N° 252 Coop.de Tamb."La Primavera" Ltda., N° 416 Coop.de Tamb."1° de Mayo" Ltda., N° 454 Coop.Ltda.Lechera de "Pilar", **Zona N° 12°:** N° 24 Coop.de Tamb.de "Montefiore" Ltda., N° 76 Coop.de Tamb. y Agric.Ltda."La Unión Ambrosetti", N° 78 Coop.Ltda.de Tamb."La Rubia", N° 111 Soc.Coop.de Tamb.de "Hersilia" Ltda., N° 139 Coop.Ltda.de Tamb."La Campesina", N° 196 Coop.de Tamb."La Santiagueña" Ltda., N° 197 Coop.de Tamb.Ltda. "El Polo Norte", N° 225 Coop.de Tamb."La Ceresina" Ltda., N° 234 Coop.de Tamb. Ltda. "Logroño", N° 237 Coop. Tamb. "Nueva Ceres-Isleta" Ltda., N° 283 Coop. de Tamb. "El Quebracho" Ltda., N° 304 Coop.Agric.Tamb.Col. "Las Arenas" Ltda., N° 311 Coop.de Tamb."Cuatro Bocas" Ltda., N° 313 Coop.de Tamb."La Reserva" Ltda., N° 339 Coop.de Tamb.Ltda."Cabeza de Tigre", N° 363 Coop.Tamb."La Alpina" Ltda., N° 364 Coop.Tamb."Ceres" Ltda., N° 367 "Tamberos Unidos" Soc.Coop. Ltda., N° 369 Coop.Tamb."La Victoria" Ltda., N° 370 Agric.Ganad."La Sarita" Soc. Coop.Ltda., N° 436 Coop.de Tamb."Villa Minetti" Ltda.~~

PROYECTO

Cooperativa Limitada De Tamberos "Del Centro De La Para", N° 85 - Cooperativa De Tamberos Limitada "Concepcion", N° 112 - Cooperativa De Tamberos "Las Cuatro Esquinas" Limitada, **ZONA "K":** N° 71 - Cooperativa Ltda. De Tamberos De La "Zona De Galvez", N° 188 - Coop.De Tamberos Y Agr.-Gan.Ltda. "La Industrial Argentina", N° 215 - Cooperativa Tambera "Sol Naciente" Limitada, N° 241 - Cooperativa Limitada De Tamberos "La Crispense", N° 420 - "La *Agricola Regional*" Coop. Ltda., Agrop., Cons.Y Ser.Pub., N° 462 - Cooperativa Tambera "Santo Domingo Y Sarita" Limitada, N° 487 - Coop. Agropecuaria "Productores Unidos La Lolilla" Ltda., N° 488 - "Tamberos Del Sur" Cooperativa Limitada.

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES (Sta. Fe)

VIGENTE	PROYECTO
ARTÍCULO 20°: El Consejo de Administración actualizará al cierre de cada ejercicio social, la lista de ~~asociadas~~, según las altas y bajas que se hayan registrado, conforme a su ubicación geográfica, y lo comunicará a ~~todas las asociadas~~.- Cualquier modificación de otra índole deberá resolverse en Asamblea.	**ARTÍCULO 20°:** El Consejo de Administración actualizará al cierre de cada ejercicio social, la lista de asociados, según las altas y bajas que se hayan registrado, conforme a su ubicación geográfica, y lo comunicará a todos los asociados. Cualquier modificación de otra índole deberá resolverse en Asamblea.
ARTÍCULO 21°: ~~El Consejo de Administración se integrará con representantes de las distintas zonas de la siguiente manera: ZONA N° 1: Un Consejero Titular. ZONA N° 2: Un Consejero Titular. ZONA N° 3: Un Consejero Titular. ZONA N° 4: Un Consejero Titular. ZONA N° 5: Un Consejero Titular. ZONA N° 6: Un Consejero Titular. ZONA N° 7: Un Consejero Titular. ZONA N° 8: Un Consejero Titular. ZONA N° 9: Un Consejero Titular. ZONA N° 10: Un Consejero Titular. ZONA N° 11: Un Consejero Titular. ZONA N° 12: Un Consejero Titular. Los cuatro Consejeros Suplentes serán electos por aquellas zonas cuyos Titulares están finalizando el segundo año de su mandato.~~	**ARTÍCULO 21°:** De conformidad a las pautas resultantes del artículo 45° del estatuto, el Consejo de Administración quedará integrado con un consejero titular y un suplente designados por cada una de las once zonas establecidas en el artículo 19°. El consejero titular y el suplente restantes, de conformidad al artículo 48° del estatuto, serán designados por la zona que posea la cooperativa asociada que registre el mayor volumen de producción entregada a la Cooperativa, según el procedimiento de cálculo previsto en el artículo 33° del estatuto y reemplazados con el mismo criterio una vez finalizados sus mandatos.
ARTÍCULO 22°: Anualmente, cada zona deberá elegir los candidatos que le correspondan y para tales efectos, con un mes de anticipación a la Asamblea ~~General~~ Ordinaria, el Consejo de Administración ~~de "SanCor" Cooperativas Unidas Limitada~~ hará las respectivas convocatorias a reunión, en la que participarán los delegados de cada cooperativa, en la misma cantidad que para cada una resulte aplicable según las normas que sobre representatividad *proporcional surja del artículo* 33° ~~de los estatutos, en todos los casos~~ debidamente autorizados ~~por nota que firmarán el Presidente y el Secretario de la entidad.~~- Las personas electas deben poseer tambo en actividad dentro de la zona por la cual fueron designadas, no tener deudas vencidas con las cooperativas asociadas y tener *su domicilio real dentro del* país. La elección de candidatos a integrar el Consejo de Administración será decidida por mayoría simple de votos, a excepción del supuesto en el cual la elección de alguno de los postulantes, implique su reelección como candidato a miembro titular del Consejo de Administración, en cuyo caso deberá contar con un mínimo de dos tercios de los votos presentes, considerándose como ausentes a quienes se abstengan de votar. Si así no ocurriere, se efectuará una nueva votación, con exclusión de dicho candidato, pudiendo participar de la misma cualquier nuevo postulante. Las reuniones serán supervisadas por el Consejo de Administración ~~de SanCor Cooperativas Unidas Limitada~~, siendo requisito para las mismas: a) Designar una mesa directiva integrada por un Presidente y un Secretario; esta designación recaerá entre los delegados ~~de las cooperativas presentes~~; b) Levantar un acta dejándose *constancia* de lo resuelto, que firmarán los señores Presidente y Secretario de la reunión y los representantes de ~~SanCor Cooperativas Unidas Limitada que estén~~ presentes.	**ARTÍCULO 22°:** Anualmente, cada zona deberá elegir los *candidatos que le correspondan* y para tales efectos, con un mes de anticipación a la Asamblea Ordinaria, el Consejo de Administración hará las respectivas convocatorias a reunión en la que participarán los delegados de cada cooperativa y de cada grupo de productores asociados, en la misma cantidad que para cada caso resulte aplicable según las normas que sobre representatividad *proporcional surja* del artículo 33° del estatuto, debidamente autorizados. Las personas electas deben poseer tambo en actividad dentro de la zona por la cual fueron designadas, no tener deudas vencidas con las cooperativas asociadas y tener su domicilio real dentro del país. La elección de candidatos a integrar el Consejo de Administración será decidida por mayoría simple de votos, a excepción del supuesto en el cual la elección de alguno de los postulantes, implique su reelección como candidato a miembro titular del Consejo de Administración, en cuyo caso deberá contar con un mínimo de dos tercios de los votos presentes, considerándose como ausentes a quienes se abstengan de votar. Si así no ocurriere, *se efectuará una nueva votación, con exclusión* de dicho candidato, pudiendo participar de la misma cualquier nuevo postulante. Las reuniones serán supervisadas por el Consejo de Administración, siendo requisito para las mismas: a) Designar una mesa directiva integrada por un Presidente y un Secretario; esta designación recaerá entre los delegados presentes; b) Levantar un acta dejándose constancia de lo resuelto, que firmarán los señores Presidente y Secretario de la reunión y los representantes del Consejo de Administración presentes.
ARTÍCULO 23°: Realizadas estas reuniones el Consejo de Administración formará la lista de candidatos que se someterá a votación de la Asamblea ~~de SanCor Cooperativas Unidas Limitada~~. En ~~la~~ votación ~~de las Asambleas~~ cualquier integrante de esa lista podrá ser reemplazado *por otro asociado, siendo requisito que el reemplazante* posea tambo en actividad, dentro de la zona del candidato sustituido. Cuando se trate de una reelección, y el reemplazante no hubiera participado de la elección establecida en el artículo 22, o habiéndolo hecho no hubiere obtenido los 2/3 establecidos en el mismo, *deberá entonces obtener dicho* porcentual en la Asamblea ~~General~~ Ordinaria.	**ARTÍCULO 23°:** Realizadas estas reuniones, el Consejo de Administración formará la lista de candidatos que se someterá a votación de la Asamblea Ordinaria. En dicha votación cualquier integrante de esa lista podrá ser reemplazado por otro asociado, siendo requisito que el reemplazante posea tambo en actividad, dentro de la zona del candidato sustituido. Cuando se trate de una reelección, y el reemplazante no hubiere participado de la elección establecida en el artículo 22°, o habiéndolo hecho no hubiere obtenido los 2/3 establecidos en el mismo, deberá entonces obtener dicho porcentual en la Asamblea Ordinaria. Para la elección de Presidente a que se refiere el artículo 48° del estatuto social se requerirá mayoría absoluta de los votos presentes. Si así no fuere, se procederá a una segunda votación entre quienes *obtengan la mayoría simple* y la *primera minoría*, salvo en el supuesto de empate, en cuyo caso, solamente participarán dichos consejeros en la segunda votación, la que a su vez se definirá por mayoría simple. Si en la misma, se produjera un empate en el mayor número de votos, a efectos de la *respectiva definición* se procederá a un sorteo.

VIGENTE	PROYECTO
ARTÍCULO 24°: Para los casos en que un Consejero Suplente deba reemplazar a un Titular se procederá de la siguiente manera: a) Directamente pasa a reemplazarlo el Suplente de su zona; b) En caso de que la zona no posea Consejero Suplente se procederá al sorteo entre los Suplentes de las zonas colindantes.	**ARTÍCULO 24°:** Para los casos en que un consejero suplente deba reemplazar a un titular se procederá de la siguiente manera: a) Directamente pasa a reemplazarlo el suplente de su zona, hasta completar el período correspondiente al miembro reemplazado. b) En caso de que la zona no posea consejero suplente se procederá al sorteo entre los suplentes de las zonas colindantes, cuyo mandato durará hasta la primera Asamblea Ordinaria, la cual designará el consejero suplente por dicha zona, que completará el mandato del titular de origen. Se prescindirá del reemplazo cuando la vacancia se produzca faltando menos de noventa días para la Asamblea Ordinaria. Los consejeros suplentes que ocupen la titularidad por un período inferior a un ejercicio, podrán ser electos como consejero titular sin requerir los dos tercios de votos establecidos en el artículo 22°.
CAPÍTULO III - DISPOSICIONES TRANSITORIAS - ARTÍCULO 25°: La reforma de los artículos 22° y 23° tendrá vigencia para las reuniones de elección de candidatos a miembros del Consejo de Administración y para las Asambleas, respectivamente, que se celebren con posterioridad a la aprobación por la autoridad de aplicación, de las presentes modificaciones al Reglamento Interno.	
ARTÍCULO 26°: ~~En cuanto a la reestructuración de zonas, que surja como consecuencia de la reforma del artículo 19, la misma tendrá vigencia a partir de la aprobación por la autoridad de aplicación, de las presentes modificaciones al Reglamento Interno. No obstante, a los efectos de elección de candidatos a Consejeros Titulares y/o Suplentes que representen a las mismas, y siempre que se cuente con la aprobación mencionada en el primer párrafo precedente, surtirá los siguientes efectos: a) En la Asamblea General Ordinaria del año 1991, se elegirá un Consejero Suplente por el ejercicio 1991/1992, en representación de la nueva zona N° 4, y en sustitución de la elección que con igual carácter hubiera correspondido a la anterior zona 4. b) En la Asamblea General Ordinaria del año 1992, con motivo de la integración de las anteriores zonas 3 y 4, pasará a elegir un Consejero Titular la nueva zona N° 4, para los ejercicios 1992/93, 1993/94 y 1994/95. c) Una vez producida dicha adaptación por efectos de la aludida reestructuración, las zonas 3 y 4 participarán luego de la normativa general y habitual para le elección de sus representantes en la integración del Consejo de Administración. d) Las demás zonas no experimentarán ninguna variante con respecto a los períodos asignados para la elección de sus respectivos representantes.~~	**ARTÍCULO 26°:** Como consecuencia de la reestructuración de zonas geográficas a que se refiere el artículo 19°, caducarán en sus mandatos a la fecha de la primera Asamblea Ordinaria posterior a la aprobación e inscripción de la presente reforma, los consejeros que representan actualmente a las zonas n° 8 y n° 12, no requiriéndose para el caso de reelección de los mismos los 2/3 de votos a que se refieren los artículos 22° y 23°.
	ARTÍCULO 27°: Al integrarse el Consejo de Administración con posterioridad a la Asamblea Ordinaria, referida en el artículo anterior, se determinará mediante un sorteo entre los consejeros electos en representación de la zona que le hubiere correspondido dos consejeros, quién finalizará su mandato al término del primero y del segundo ejercicio, a efectos de adecuar la renovación anual por terceras partes que establece el artículo 48° del estatuto, no requiriéndose para el caso de reelección de los mismos, los 2/3 de votos a que se refieren los artículos 22° y 23°.

Referencias:

~~Textos que se eliminar~~

Textos que se incorporan

SANCOR COOPERATIVAS UNIDAS LTDA. SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

SanCor
Cooperativas Unidas Ltda.

Adecuación de los proyectos de reformas para la hipótesis de que no se concretara el ingreso de Asociación Unión Tamberos Cooperativa Limitada.

del Estatuto Social:

ARTÍCULO 1°: Queda sin modificaciones el texto original vigente, excluyéndose del Proyecto de Reforma.

ARTÍCULO 45°: Para la elección de los candidatos a miembros del Consejo de Administración se formarán doce zonas. A efectos de la representatividad y demarcación de las mismas, como así también de las cooperativas y asociados productores agropecuarios a incluir en cada una de ellas en el reglamento interno, se tendrán en cuenta razones de volumen de producción, ubicación geográfica, y asimismo que la cantidad de delegados de cualquier zona no implique un dominio excluyente sobre las demás.

del Reglamento Interno:

ARTÍCULO 19°: Queda sin modificaciones el texto original vigente, excluyéndose del Proyecto de Reforma

ARTICULO 21°: De conformidad a las pautas resultantes del artículo 45° del estatuto, el Consejo de Administración quedará integrado con un consejero titular y un suplente designados por cada una de las doce zonas establecidas en el artículo 19°.

ARTÍCULO 26°: Se excluye del Proyecto de Reforma, y se suprime el texto original vigente.

ARTÍCULO 27°: Se excluye del Proyecto de Reforma.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

SanCor Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-09-01

ANEXO AL PUNTO 10° DEL ORDEN DEL DÍA

10°. Consideración sobre la aprobación de un Reglamento de Funcionamiento de un Comité de Dirección, según proyecto que se adjunta.

Se eleva a consideración de la Asamblea la instauración de un Comité de Dirección, y la aprobación del Reglamento de su Funcionamiento para agilizar la continuidad de la gestión ordinaria, una práctica que la experiencia y el uso han señalado como altamente conveniente dadas las actuales condiciones de los negocios en que se desenvuelve la actividad cooperativa.

La implementación de esta institución ha venido siendo madurada en los últimos años en todo el ámbito de la Organización, y también es recomendada su puesta en práctica por los organismos financieros y consultores en la materia.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

REGLAMENTO DEL COMITÉ DE DIRECCIÓN

ARTICULO 1°: Objeto: De conformidad con lo establecido por los articulos 71 de la Ley 20.337 y 50° del estatuto social, este reglamento regirá la organización y el funcionamiento del Comité de Dirección del Consejo de Administración de SanCor Cooperativas Unidas Limitada.

ARTICULO 2°: Composición: Será integrado por los miembros del Consejo de Administración que ocupen los cargos de Presidente, Vicepresidente, Secretario y Tesorero.

ARTICULO 3°: Reemplazo: Sus integrantes serán automáticamente reemplazados por quienes sean designados para desempeñar los mencionados cargos por cualquier motivo, sea en forma definitiva o transitoria.

ARTICULO 4°: Reuniones: Se reunirá por lo menos una vez al mes o cuando lo requiera cualquiera de sus miembros. El Presidente, convocará a los demás miembros e informará a la Comisión Fiscalizadora, con una antelación mínima de 48 horas, lugar, fecha y horario de reunión dispuesta.

ARTICULO 5°: Presidencia: El Presidente del Consejo de Administración presidirá las reuniones y en su ausencia será reemplazado por el Vicepresidente con todos sus deberes y atribuciones.

ARTICULO 6°: Quórum: Sesionará válidamente con la presencia de tres de sus miembros.

ARTICULO 7°: Mayoría: Las decisiones se adoptarán por mayoría absoluta. El Presidente tendrá derecho a voto en todas las circunstancias y en caso de empate tendrá doble voto.

ARTICULO 8°: Asesores: Puede designar asesores con carácter permanente o ad hoc o conformar comisiones especiales para el tratamiento o seguimiento de diversos temas.

ARTICULO 9°: *Asistencia a reuniones:* El Gerente General participa en sus reuniones. El Comité podrá convocar a otros funcionarios que considere necesario y pertinente que participen en razón de los temas a considerar.

ARTICULO 10°: Funciones: Tendrá a su cargo: a) Gestión de los asuntos ordinarios de la Cooperativa, con cargo de informar al Consejo de Administración; b) Adoptar decisiones con carácter urgente en cuestiones extraordinarias ad referéndum de la aprobación posterior del Consejo de Administración; c) Adoptar decisiones respecto de los temas que expresamente el Consejo de Administración le encomiende para su tratamiento y gestión; d) El Comité de Dirección puede delegar en uno de sus integrantes la ejecución de sus decisiones.

ARTICULO 11°: Actas: Se deberá dejar constancia de sus sesiones en el libro de actas respectivo previsto en el artículo 21° del estatuto social, el que estará a cargo del Secretario.

ARTICULO 12°: Información al Consejo de Administración: En cada reunión del Consejo de Administración se dará lectura a las actas de las reuniones del Comité de Dirección realizadas en el interin, dándose aprobación de lo actuado en cada caso.

ORESTE JOSÉ MANRIQUE
Presidente

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-09-01

ANEXO AL PUNTO 11° DEL ORDEN DEL DÍA

11°. Consideración sobre la suspensión de los reembolsos de capital que pudieren corresponder por un término máximo de tres ejercicios económicos, en el marco de la Resolución N°1027/94 del Ex-Instituto Nacional de Acción Cooperativa (ahora Instituto Nacional de Asociativismo y Economía Social). Se anexa información.

Cómo financiar el crecimiento de las cooperativas frente a las nuevas necesidades competitivas es una de las preocupaciones centrales del cooperativismo en todo el mundo. Es evidente que esta problemática merece un análisis profundo y en un amplio espectro de temas.

En el convencimiento que el gran desafío común de las cooperativas es el de recrear novedosos sistemas de capitalización que permitan salvaguardar el interés del conjunto por sobre el interés individual, y que a su vez los productores puedan apropiarse de una parte creciente del valor agregado de su negocio, se somete a consideración la aplicación de la Resolución N° 1027/94, permitiendo su aprobación contar con el tiempo necesario para lograr el funcionamiento adecuado de este nuevo sistema.

Los aspectos salientes de la mencionada Resolución son:

a) Suspender por el término de tres años el reembolso de las Cuotas Sociales Integradas a las asociadas renunciantes.

b) Las cuotas sociales pendientes de reembolso de asociados con baja en la Cooperativa, devengarán un interés equivalente al 50% de la tasa de interés fijado por el Banco de la Nación Argentina en operaciones de Caja de Ahorro.

c) Mientras existan saldos de cuotas sociales pendientes de reembolso, se establece la obligatoriedad de capitalizar a los asociados los retornos y los intereses a las Cuotas Sociales Integradas.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28/9/2001

ANEXO AL PUNTO 12° DEL "ORDEN DEL DÍA"

12°. Consideración de un Programa Global de emisión de valores representativos de deuda a corto plazo ("TCPs") de hasta U$S 100.000.000 y de la autorización al Consejo de Administración para la determinación de los Términos y Condiciones del Programa, según información que se adjunta.

Los TCPs son **títulos valores representativos de deuda de corto plazo,** entre 30 y 365 días, destinados exclusivamente a inversores calificados, Bancos y Entidades Financieras Oficiales, Agentes de Bolsa, Fondos Comunes de Inversión y Administradoras de Fondos de Jubilaciones y Pensiones ("AFJP"), entre otros, con un régimen más flexible y ágil en cuanto al cumplimiento de los requisitos de información y demás obligaciones que en el régimen ordinario de oferta pública.

Contar con el Programa Global de TCPs, representará para SanCor tener desarrollada otra herramienta como fuente de financiamiento fuera del sistema bancario, para dedicar los fondos a inmovilizaciones transitorias o de corto plazo, como por ejemplo, formación de stocks estacionales y/o arbitrar menores costos financieros.

Se requiere de la Asamblea autorizar: **(1)** la solicitud a la Comisión Nacional de Valores ("CNV") **de la inscripción** de la Sociedad **en el registro especial de emisores de TCPs** ; **(2)** la **creación de un programa global** para la emisión y/o reemisión de TCPs, por un monto total de U$S 100 millones, con plazos de amortización de hasta 365 días, para ser ofertados públicamente con exclusividad a inversores calificados, **(3)** la **solicitud de cotización** de los TCPs a emitir en cualquier Bolsa de Comercio o Mercado Autoregulado de la República Argentina, a criterio de la Cooperativa, y **(4)** delegar en el Consejo de Administración la **determinación de los restantes términos y condiciones** de emisión de los TCPs, autorizándolo a subdelegar esas facultades en ciertos consejeros y gerentes.

Estos restantes términos son los siguientes: la época y moneda de emisión, forma de los títulos, plazo, precio, forma y condiciones de pago, tipo y tasa de interés, precio de colocación y fijación o no de prima de emisión, la constitución o no de garantías especiales o flotantes, la firma y aprobación de toda la documentación relacionada con la emisión de los TCPs, solicitar o no la autorización de cotización en bolsas y/o mercados del país, y realizar todos los trámites pertinentes ante la CNV, bolsas de comercio y/u otros entes autorregulados y/o mercados del país, Caja de Valores S.A. y/u otros organismos equivalentes, y negociar y suscribir los contratos y documentación necesaria para implementar la emisión de los TCPs.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

SanCor
Cooperativas Unidas Ltda.

ASAMBLEA GENERAL ORDINARIA DEL 28-9-2001

ANEXO AL PUNTO 13° DEL ORDEN DEL DÍA

13°. Consideración de los artículos 67° y 78° de la Ley 20337, según información que se acompaña.

Conforme lo establecido por la Ley de Cooperativas N° 20337, en sus artículos 67° y 78°, corresponde que la Asamblea General Ordinaria resuelva anualmente sobre las retribuciones de los miembros de los órganos de dirección y de fiscalización, por su trabajo personal en cumplimiento de la actividad institucional.

Cabe recordar que la asamblea de asociadas realizada el 29 de setiembre de 2000 dispuso adecuar el nivel de las retribuciones a liquidar a quienes integren el Consejo de Administración y la Comisión Fiscalizadora de la Cooperativa, pasando a reemplazar el sistema que veníamos aplicando en los anteriores períodos, por la asignación de sumas fijas mensuales.

Como consecuencia de ello, en el período comprendido entre el 30 de setiembre de 2000 y hasta el 28/9/2001 - fecha de formalización de la presente asamblea - viene aplicándose, para los señores Consejeros y Síndicos de SanCor Cooperativas Unidas Limitada, la asignación de los siguientes importes: a)- A quienes ejercen en el carácter de Presidente, Vicepresidente, Secretario y Tesorero del Consejo de Administración y como Presidente de la Comisión Fiscalizadora, se les liquida una suma mensual de $ 2.200,00 (pesos dos mil doscientos); b)- Los señores Prosecretario y Protesorero y los restantes Vocales Titulares de dicho cuerpo directivo y Síndicos Titulares del órgano de fiscalización perciben - por mes - un importe unitario de $ 1.800,00 (pesos mil ochocientos); c)- A los Vocales Suplentes se les reconoce un monto individual de $ 60,00 (pesos sesenta) por cada día que dediquen a la actividad institucional.

Al propio tiempo, según resoluciones asamblearias anteriores, independientemente de tomar nuestra entidad a su cargo el mayor aporte previsional que debieron tributar como autónomos por el desempeño de sus actividades, se reconoció a Consejeros y Síndicos - en los casos que así correspondió - el reintegro de la mayor incidencia que significó en el impuesto a las ganancias el agregado de las retribuciones percibidas de esta Cooperativa.

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ORESTE JOSÉ MANRIQUE
Presidente

Document 11

SanCor Cooperativas Unidas Ltda.

ACTA NÚMERO 2516

28 de setiembre de 2001

Acta número dos mil quinientos dieciséis. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintiocho dias del mes de setiembre del año dos mil uno se reúnen, en la sede de SanCor Cooperativas Unidas Limitada, los señores: Oreste José Manrique (Presidente), Juan Carlos Giovenale (Vicepresidente), Enrique Francisco Barufaldi (Secretario), Emilio Gerardo Walter (Prosecretario), Jorge Osvaldo Druetta (Tesorero), Alberto Eduardo Sánchez (Protesorero) y los Vocales Titulares señores: Miguel Omar Altuna, Walter Valentín Toldo, Miguel Angel Cardinali, Clemar Juan Garnero, Juan Carlos Meia y Alberto César Vázquez. Participan también los Síndicos Titulares señores: Rubén Dario Echavarri, Ricardo Alberto Garrone y Ricieri Luis Paulón. Además, para su incorporación en el momento correspondiente, se encuentran presentes las personas que resultaran electas y proclamadas en la Asamblea General Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada que se celebrara en la mañana de hoy; se trata del Ing. Agr. Oclides Amatore Cardellino y de los señores: Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro, Ariel Aldo Salera, Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti. También asisten a este acto los Síndicos Titular y Suplentes electos, C.P.N. Néstor Juan Garetto (titular), señor Idelberto Néstor Astesana, Ing. Oscar Roberto Ferrero y señor Alberto Raúl Linguetti (suplentes), quienes fueran designados - en la aludida asamblea - para integrar la Comisión Fiscalizadora. Todas las personas mencionadas precedentemente firman en el registro de asistencia respectivo. Siendo las diecisiete horas treinta minutos, se inicia la sesión bajo la *Presidencia del actual titular del Consejo de Administración (señor Oreste José Manrique)*, asistido en la Secretaria por el señor Enrique Francisco Barufaldi. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **DICTAMEN SOBRE VALIDEZ DE MANDATOS**: De conformidad a la modalidad vigente en nuestra Cooperativa, luego de un intercambio de opiniones, por unanimidad se resuelve designar a los señores Alberto Eduardo Sánchez, Clemar Juan Garnero y Alberto César Vázquez para que, de inmediato, lleven a cabo la tarea de verificar y dictaminar sobre la validez de los respectivos mandatos. Siendo las diecisiete horas cuarenta minutos se acuerda, en forma unánime, pasar a un cuarto intermedio hasta las dieciocho horas, momento en que - también por unanimidad - se dispone reanudar la presente reunión. Seguidamente, la Comisión designada para ello manifiesta, por medio del despacho que se lee por Secretaría, que las personas electas - tanto titulares como suplentes - reúnen los requisitos estatutarios y reglamentarios, no teniendo en consecuencia nada que observar a ese respecto. **INCORPORACIÓN NUEVOS CONSEJEROS**: Al proseguirse con el desarrollo de esta sesión, el Presidente expresa que, teniendo en cuenta que las personas electas y proclamadas en la Asamblea General Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada del día de hoy se encuentran en condiciones de ser incorporadas, corresponde entonces que éstas tomen posesión de sus mandatos, en reemplazo de quienes finalizan los mismos. Existiendo pleno acuerdo en tal sentido, se cumple en consecuencia dicha formalidad, quedando incorporados en este momento, como miembros titulares del Consejo de Administración de esta entidad, el Ing. Agr. Oclides Amatore Cardellino y los señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera; y como miembros suplentes: Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti. Posteriormente, los miembros salientes del Consejo de Administración (señores Oreste José Manrique, Juan Carlos Giovenale, Enrique Francisco Barufaldi y Jorge Osvaldo Druetta) y de la Comisión Fiscalizadora (Rubén Darío Echavarri) pronuncian palabras de agradecimiento por la colaboración que recibieran, en cumplimiento de sus funciones, de parte de los demás integrantes de este cuerpo directivo y del aludido órgano de fiscalización, como así también del personal jerárquico de esta Cooperativa. Esas expresiones son retribuidas por quienes continúan en sus mandatos. Luego de retirarse de la sala de sesiones las personas que cesaron en sus cargos, prosiguen interviniendo en esta reunión los miembros titulares integrantes del Consejo de Administración. Son ellos: Emilio Gerardo Walter, Alberto Eduardo

Sánchez, Miguel Omar Altuna, Walter Valentín Toldo, Miguel Angel Cardinali, Clemar Juan Garnero, Juan Carlos Meia, Alberto César Vázquez, Oclides Amatore Cardellino, Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera. Además, participan los nuevos miembros suplentes, señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti. De inmediato y con la finalidad de realizar el acto de distribución de cargos del Consejo de Administración para el período 2001/2002, se acuerda designar a los señores Roberto Osvaldo Marchiaro y Ariel Aldo Salera para que pasen a ejercer las funciones de Presidente y Secretario (ambos "ad-hoc"), respectivamente. **DISTRIBUCIÓN DE CARGOS**: *En la continuidad del desarrollo de esta sesión, el Presidente "ad-hoc" (señor* Roberto Osvaldo Marchiaro) manifiesta que corresponde ahora realizar la distribución de cargos para la conformación del Consejo de Administración que regirá los destinos de SanCor Cooperativas Unidas Limitada durante el ejercicio económico 2001/2002. Al consultar el nombrado acerca del procedimiento a adoptar para ello, por unanimidad se resuelve concretar la misma por aclamación, en virtud del intercambio de opiniones ya mantenido con anterioridad por parte de los interesados. Con tal motivo y con el consentimiento unánime de los miembros actuantes, en definitiva el Consejo de Administración de esta entidad de segundo grado queda integrado, para el período antedicho, de la siguiente manera: Presidente: señor Miguel Omar Altuna. Vicepresidente: señor Juan Carlos Meia. Secretario: Agr. Emilio Gerardo Walter. Prosecretario: señor Clemar Juan Garnero. Tesorero: señor Alberto Eduardo Sánchez. Protesorero: señor Alberto César Vázquez. Vocales Titulares: señores Walter Valentín Toldo y Miguel Angel Cardinali; Ing. Agr. Oclides Amatore Cardellino y señores Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro y Ariel Aldo Salera. Serán "miembros suplentes" los señores: Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti. Paralelamente, se deja constancia que en el momento de constituirse la Comisión Fiscalizadora, cuyo acto respectivo también se formalizará en la tarde de hoy, se incorporarán a la misma las siguientes personas: como Síndico Titular el C.P.N. Néstor Juan Garetto y como Síndicos Suplentes el señor Idelberto Néstor Astesana, el Ing. Oscar Roberto Ferrero y el señor Alberto Raúl Linguetti. No habiendo más asuntos que tratar, se levanta la sesión siendo las dieciocho horas veinte minutos.

ENRIQUE FRANCISCO BARUFALDI
Secretario

ORESTE JOSÉ MANRIQUE
Presidente

ARIEL ALDO SALERA
Secretario "ad-hoc"

ROBERTO OSVALDO MARCHIARO
Presidente "ad-hoc"

Document 12

SanCor
Cooperativas Unidas Ltda.

ACTA NÚMERO 281

28 de setiembre de 2001

ACTA NÚMERO DOSCIENTOS OCHENTA Y UNO: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintiocho días del mes de setiembre del año dos mil uno, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Rubén Darío Echavarri, Ricardo Alberto Garrone y Ricieri Luis Paulón. Además, se encuentran presentes quienes en la Asamblea General Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada celebrada en el día de la fecha en esta ciudad de Sunchales (Santa Fe), resultaran electos - precisamente para integrar la Comisión Fiscalizadora - C.P.N. Néstor Juan Garetto (como Síndico Titular); señor Idelberto Néstor Astesana, Ing. Oscar Roberto Ferrero y señor Alberto Raúl Linguetti (en el carácter de Síndicos Suplentes). Siendo las dieciocho horas cuarenta y cinco minutos, se inicia la sesión con la finalidad de proceder a constituir formalmente la precitada Comisión Fiscalizadora para el período 2001/2002. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **INCORPORACIÓN NUEVOS MIEMBROS COMISIÓN FISCALIZADORA**: A continuación queda formalizado el acto de incorporación a esta Comisión Fiscalizadora - como nuevo integrante de la misma - del C.P.N. Néstor Juan Garetto, quien asume en su carácter de Síndico Titular, en reemplazo del señor Rubén Darío Echavarri, por finalización de su período de gestión; mientras que adquieren el carácter de Suplentes el señor Idelberto Néstor Astesana, el Ing. Oscar Roberto Ferrero y el señor Alberto Raúl Linguetti, en sustitución de los señores Orlando Antonio Beletti, Javier Alberto Bertero y Raúl Florencio Morales, quienes concluyen sus respectivos mandatos. En consecuencia, queda establecido que, a partir de la fecha, integran la Comisión Fiscalizadora de SanCor Cooperativas Unidas Limitada - en el carácter de Síndicos Titulares - los señores Ricardo Alberto Garrone y Ricieri Luis Paulón y el C.P.N. Néstor Juan Garetto, en tanto que revestirán en la condición de Síndicos Suplentes el señor Idelberto Néstor Astesana, el Ing. Oscar Roberto Ferrero y el señor Alberto Raúl Linguetti. **DESIGNACIÓN DE PRESIDENTE**: De conformidad a lo contemplado en tal sentido en el artículo 69° del estatuto social de SanCor Cooperativas Unidas Limitada, corresponde ahora efectuar la designación del Síndico Titular que habrá de ejercer - durante el período 2001/2002 - en el carácter de Presidente de este órgano de fiscalización. Analizado el tema, por unanimidad los miembros titulares integrantes de esta Comisión Fiscalizadora resuelven designar - como Presidente de la misma - al señor Ricardo Alberto Garrone, quien acepta de conformidad. **COMUNICACIÓN AL CONSEJO DE ADMINISTRACIÓN**: Como consecuencia de lo determinado precedentemente, se dispone elevar la respectiva comunicación al Consejo de Administración de SanCor Cooperativas Unidas Limitada, informando respecto a la constitución e integración de esta Comisión Fiscalizadora para el período 2001/2002. No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas veinte minutos.

RICARDO ALBERTO GARRONE

RUBÉN DARÍO ECHAVARRI

NÉSTOR JUAN GARETTO

RICIERI LUIS PAULÓN

Document 13

D

ASIGNACIONES DE LOS INTEGRANTES DEL CONSEJO DE ADMINISTRACION Y COMISION FISCALIZADORA

Balance General al:	**30-06-01**
1. Afectadas al Estado de Resultados:	388.681
2. Monto final propuesto para la Asamblea:	388.681
Otras Informaciones para determinar Utilidad Computable	
3. Resultado del Ejercicio (neto de impuesto):	- 2.626.226
4. Más (Menos) Ajuste de Ejercicios Anteriores:	- 4.898.696
5. Menos Perdidas acumuladas al inicio del ejercicio:	-----
6. Reserva Especial Art. 42 Ley 20337 (Resultado de "Operaciones con no Asociados" y "Otros Ingresos y Egresos (1)"):	6.404.755
Subtotal:	-1.120.167
7. Más Asignaciones al Consejo de Administración:	388.681
8. Ganancia Computable - Total:	-731.486
9. Proporción entre Ganancia Computable y remuneración (en %)	-53,14%
10. Proporción entre Ganancia Computable y dividendo (en %)	-----

(1) Incluye los Resultados de Inversiones Permanentes

"SanCor"
Cooperativas
Unidas Limitada
Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (STA. FE)
Tel.: 54-3493-428000 / 420101
Fax: 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
C1071AAF BUENOS AIRES
Tel. 54-11-5382-7200 / 4342-3350
Fax: 54-11-4334-7357

Oreste José Manrique
Presidente

Document 14

Comparación entre el Período de Doce Meses finalizado el 30 de junio de 2001 con el Período de Doce Meses finalizado el 30 de junio de 2000

Ventas Netas. Las ventas netas de la Compañía durante el período de doce meses finalizado el 30 de junio de 2001 (el "Cuarto Trimestre 2000/01") fueron de $ 716,01 millones, con una disminución del 7,76 % comparadas con la suma de $ 776,22 millones registrada en dicho rubro en el período de doce meses finalizado el 30 de junio de 2000 (el "Cuarto Trimestre 1999/2000"). Dicha reducción de las ventas netas se debió principalmente a un menor volumen de colocaciones, compensado con un mejor nivel promedio de los precios de venta.

Costo de Ventas. El costo de ventas bajó el 11,04 %, de $ 599,00 millones durante el Cuarto Trimestre 1999/2000 a $ 532,86 millones en el Cuarto Trimestre 2000/01. La Compañía atribuye esta disminución al menor volumen de productos comercializados y una mejor productividad del resto de costos en función a mejoras en la utilización de los recursos económicos, compensado parcialmente por el mayor precio de la materia prima leche. La variación señalada para el factor materia prima leche se debe imputar fundamentalmente a menor producción de leche a nivel nacional, lo que explica también el menor nivel de actividad de la Compañía.

Gastos Comerciales y Administrativos. Los gastos por ventas decrecieron un 1,00 %, de $ 124,79 millones en el Cuarto Trimestre 1999/00 a $ 123,54 millones en el Cuarto Trimestre 2000/01; los gastos administrativos disminuyeron en el 8,99 %, de $ 24,04 millones en el Cuarto Trimestre 1999/00 a $ 21,88 millones en el Cuarto Trimestre 2000/01. La reducción de ios gastos por ventas tiene origen en el menor nivel de colocación de producto aún cuando se aumentó los niveles de erogaciones en comunicación publicitaria. La disminución de los gastos administrativos se atribuye principalmente a la mejor utilización de la estructura disponible.

Resultados Financieros. Durante el Cuarto Trimestre 2000/01, los egresos financieros netos se incrementaron de $. 35,03 millones en el Cuarto Trimestre 1999/2000 a $ 47,10 millones, es decir el 34,5%. La Compañía atribuye este comportamiento a un crecimiento del nivel promedio del endeudamiento y de las tasas de interés.

Resultado Operativo. El resultado operativo de la Compañía desmejoró en $ 2,26 millones, de $ -9,33 millones en el Cuarto Trimestre 1999/2000 a $ -11,59 millones en el Cuarto Trimestre 2000/01. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.

Otros Ingresos Netos. El resultado positivo de este rubro pasó, de $ 2,09 millones en el Cuarto Trimestre 1999/2000 a $ 8,77 millones en el Cuarto Trimestre 2000/01, fundamentalmente por el resultado de las ventas de participaciones en sociedades que no forman parte del negocio principal de la compañía.

Resultado Neto. La Compañía declaró un resultado neto negativo de $ 2,63 millones para el Cuarto Trimestre 1999/00, habiendo sido negativo en $ 7,19 millones en el Cuarto Trimestre 2000/2001. El menor resultado negativo surgió de la sumatoria de los conceptos ya analizados, es decir principalmente por el mayor aporte de otros ingresos originados en las ventas de participaciones en sociedades, aún cuando el resultado operativo por los motivos explicado en cada ítem que lo compone ha desmejorado.

Document 15

ANDERSEN

SanCor

Cooperativas Unidas Ltda.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY
WITH THE SAME PERIOD OF THE PRIOR FISCAL
YEAR, TOGHETER WITH THE AUDITOR'S REPORT

AUDITORS' REPORT

(Translation of the Auditor's Report originally issued in Spanish - see paragraph 9 below.)

ANDERSEN

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To the Board of Trustees of
SanCor Cooperativas Unidas Limitada:

Dear Sirs,

We are hereby submitting for your consideration this First Audit Report for the first quarter of the sixty second fiscal year.

1. Organizational Data

   1.1. Name: Sancor Cooperativas Unidas Limitada.
   1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.
   1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772
   1.4. Type of cooperative: Second tier.
   1.5. Primary business: Producing and marketing of dairy products.

2. *We have reviewed the balance sheets of SanCor Cooperativas Unidas Limitada* as of September 30, 2001 and 2000, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the three-month period then ended, the notes 1 to 14 and exhibits A, B, C, E, F, G and H, attached hereto signed for identification purposes. These financial statements an the Summary of events mentioned in paragraph 10, are the responsibility of the Cooperative's management.

3. Except for paragraph 4., we conducted our review in accordance with generally accepted auditing standards in Argentina for the limited review of interim financial statements. A review basically consists in applying analytical procedures to financial data and making inquires of responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance to generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

4. The scope of our work did not include the review of the financial statements of the subsidiaries Integral Insumos S.C., El Hornero S.C., SanCor do Brasil S.R.L., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, Sancor México S.R.L., Patrulla S.A., Tranlac S.A., San Marco S.A., Aproagro S.A., SanCor Medicina Privada S.A. and Nobleplus S.A., as of June 30, 2001, and 2000, and Unidos S.A., Trayectoria S.A., and SanCor Seguros de Retiro S.A. as of June 30, 2000, which were used by the Cooperative to value its

investments in such companies as of September 30, 2001, and 2000, by the equity method. Furthermore, we did not obtain information on income (loss) generated by such companies over the three-month periods ended September 30, 2001, and 2000. Therefore, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of September 30, 2001, and 2000, involved investments for $ 11,179,633 and $ 12,287,918, account receivables in the amount of $ 77,398,169 and $ 63,476,529, and liabilities for $ 14,922,556 and $ 3,530,180, respectively. There was no income (loss) from long-term investments for the three-month periods ended on such dates.

5. As explained in note 2.5 to the financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 10, as regards the figures for revaluated property, plant and equipment, is based on the report of such expert.

6. Our auditors' report dated September 6, 2001, on the financial statements of the Cooperative as of June 30, 2001, included an undetermined qualification for uncertainty related to the result of the negotiations started with certain debtors in order to recover past-due receivables. As of the date of this report, such negotiations were under way, and the book value of the accounts receivable involved amounted to about $ 10,000,000 as of September 30, 2001.

7. As indicated in paragraph. 2.3 to the accompanying financial statements, as of September 30, 2001, the Cooperative valued its finished products at net realizable value. If such finished products had been valued at the lowest amount between their reproduction or replacement cost, as the case may be, and net realizable value, following the method provided in effective Argentine accounting standards and applied by the Cooperative as of September 30, 2000, the book value of inventories (and cooperative shareholders' equity) as of September 30, 2001, should have been reduced by about $ 24,100,000, and the cost of sales for the three-month period ended on such date should have been increased by about $ 10,300,000.

8. As indicated in note paragraph 1.2 to the accompanying financial statements, the Cooperative does not file its financial statements consolidated with its subsidiaries for interim periods. Such information is required by effective Argentine accounting standards.

9. As further explained in note 14, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

10. Based on our review and the independent expert's report mentioned in paragraph. 5, except for (a) the limitation to the scope of our work described in paragraph 4, (b) the effect of the booking mentioned in paragraph 7 upon the financial statements as of September 30, 2001, and (c) the failure to file consolidated financial statements stated in paragraph 8, we are not aware of any significant modifications that should be made to the accompanying financial statements for them to be filed in conformity with current Argentine professional accounting standards, Argentine Securities Commission regulations, Resolution No. 615 from the INAES (Argentine Institute of Cooperatives and Social Economy), and Cooperatives Law.

11. Our reviews were performed primarily for the purpose of expressing the limited assurance contained in the preceding paragraph. The information included in "Summary of events for the three-month period ended September 30, 2001" is not required under generally accepted accounting principles in Argentina and is presented by the Cooperative Company to meet the regulations of the "Comisión Nacional de Valores" (National Securities Commission). Such information, except for the data indicated as "Information not covered by the auditor's review report", an except for the scope limitation mentioned in paragraph 4., has also been subjected to the procedures applied in our review of the accompanying financial statements as of September 30, 2001 and 2000, and as of September 30, 1999, 1998 and 1997 (which are not included in the accompanying document and on which our limited review reports of November 5, 1999, November 6, 1998 and November 6, 1997, respectively, to which we refer). Based on our reviews and the independent expert's report mentioned in paragraph 5, except for (a) the failure to present the summary of events on consolidated bases, (b) the limitation to the scope of our work described in paragraph 4 on the financial statements as of September 30, 2001, and 2000, and (c) the effect of the booking mentioned in paragraph 7 upon the financial statements as of September 30, 2001, we are not aware of any significant modifications that should be made to such summary of events.

12. In compliance with current legal and Buenos Aires Stock Exchange requirements, we hereby report that:

a) The financial statements of SanCor Cooperativas Unidas Limitada have been taken from accounting records kept, in all formal respects, in conformity with current legal requirements in Argentina.

b) As may be seen from the Cooperative's accounts, as of September 30, 2001 the liability accrued in employee and employer contributions to the Integrated Pension Fund System totaled $ 849,684; none of this amount was due and payable as of that date.

c) As also disclosed by the Cooperative's accounts, as of September 30, 2001 the accrued Turnover Tax liability of the Cooperative in favor of the Provincial Tax Office totaled $ 63,247. None of this amount was due and payable as of that date.

Sunchales,
November 8, 2001

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

Subscribed capital	128,942,747
Paid-in capital	98,873,205
Capital to be paid in	30,069,542

		2001	2000
ASSETS			
CURRENT ASSETS			
CASH		12,209,903	8,760,440
INVESTMENTS			
Bank, securities and shares		20,621,734	6,525,831
RECEIVABLES			
Trade			
Export receivables	20,079,975		
Trade receivables	87,480,140		
Receivables in litigation	17,903,576		
Receivables in litigation secured by mortgages	6,850,370		
Less:			
Imputed interest on receivables	928,651		
Allowance for doubtful accounts	11,257,724	120,127,686	117,675,370
Other receivables			
Miscellaneous receivables	77,083,796		
Loans to cooperatives	276,829		
Less:			
Allowance for doubtful accounts	773,606	76,587,019	54,176,583
INVENTORIES			
Goods	93,382,613		
Production in process	830,471		
Warehouse	16,760,330		
Unbilled orders	43,559	111,016,973	89,526,441
DEFERRED CHARGES			
Expenses paid in advance		11,356,329	10,095,368
TOTAL CURRENT ASSETS		351,919,644	286,760,033

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	2001		2000
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	13,523,548		
Loans to cooperatives	538,955		
Less:			
Allowance for doubtful accounts	140,625	13,921,878	22,193,978
INVENTORIES			
Warehouse		-	832,396
INVESTMENTS			
Shares, Bonds and Cooperative stakes	40,558,352		
Less:			
Allowance for impairment in value	464,703	40,093,649	24,621,404
PROPERTY, PLANT AND EQUIPMENT			
Original value	521,407,732		
Less:			
Accumulated depreciation	244,803,268	276,604,464	290,283,935
INTANGIBLE ASSETS			
Trademarks	1,796,367		
Less:			
Accumulated amortization	1,073,521	722,846	529,452
DEFERRED CHARGES			
Expenses paid in advance		3,195,106	4,775,504
OTHER ASSETS			
Packaging		9,517,286	10,763,397
TOTAL NONCURRENT ASSETS		344,055,229	354,000,066
TOTAL ASSETS		695,974,873	640,760,099

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

	2001		2000
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	98,790,990		
Cooperatives	52,957,650		
Foreign vendors	832,254		
Imputed interest on payables	(2,021,731)	150,559,163	102,766,654
Financial			
Bank payable	41,537,084		
Interest payable	8,699,661		
Corporate bonds	60,902,000	111,138,745	44,347,566
Other Payables			
Miscellaneous payables	15,098,299		
Salaries and social security taxes payable	8,436,261		
Early retirement system	3,397,211		
Expenses payable	581,353		
Taxes payable	4,903,659		
Other liabilities related to investments	2,270,822	34,687,605	20,563,694
TOTAL CURRENT LIABILITIES		296,385,513	167,677,914
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors		2,035,135	3,064,263
Financial			
Bank payable	31,498,973		
Corporate bonds	78,210,000	109,708,973	185,598,057
Other Payables			
Miscellaneous payables	150,415		
Salaries and social security taxes payable	280,488		
Early retirement system	4,590,350	5,021,253	5,020,100
ACCRUALS		8,126,857	9,177,736
TOTAL NONCURRENT LIABILITIES		124,892,218	202,860,156
TOTAL LIABILITIES		421,277,731	370,538,070

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	2001		2000
OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	128,942,747		
Associated subscribers	(22,798,913)		
	106,143,834		
Adjustment to capital	10,256,085		
Lump-sum adjustment to cooperative equity	45,622,020	162,021,939	139,818,931
RESERVES AND FUNDS			
Legal reserve	1,279,030		
Labor and employee assistance fund	2,896		
Special reserve (Art. 42, Law No. 20,337)	15,696,333		
Reserval of appraisal revaluation of PP&E	104,549,458	121,527,717	135,764,934
UNAPPROPRIATED EARNINGS			
For the period		(8,852,514)	(463,141)
For previous period		-	(4,898,695)
TOTAL EQUITY		274,697,142	270,222,029
LIABILITIES PLUS EQUITY		695,974,873	640,760,099
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		694,569	921,180
OTHER VENDORS-Inputs received on consignment		185,085	368,568
TOTAL MEMORANDUM ACCOUNTS		879,654	1,289,748

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE THREE-MONTH YEAR ENDED SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)
(Stated in pesos)

Accounts	2001 Operating accounts	2001 Transactions with unrelated parties	2001 Total	2000 Total
SALES				
Gross sales	153,954,833	800,441	154,755,274	
Less:				
Imputed interest on sales	3,088,733	16,059	3,104,792	
Discounts and taxes	6,844,859	17,461	6,862,320	
NET SALES	144,021,241	766,921	144,788,162	167,682,215
COST OF SALES				
Inventory at beginning of fiscal year	74,526,606	3,248,062	77,774,668	
Plus:				
Purchases and manufacturing expenses	122,423,892	1,138,524	123,562,416	
Less:				
Inventory at end of period	89,612,254	3,770,359	93,382,613	
Imputed interest on purchases	4,586,656	177,995	4,764,651	
COST SUBTOTAL	102,751,588	438,232	103,189,820	131,063,740
GROSS INCOME	41,269,653	328,689	41,598,342	36,618,475
Less (plus):				
Selling expenses	29,606,086	86,013	29,692,099	26,246,566
Administrative expenses	3,396,552	17,659	3,414,211	4,240,313
Financial (income) loss				
- On assets	(1,550,440)	(7,402)	(1,557,842)	(1,866,928)
- On liabilities	14,843,712	74,584	14,918,296	10,096,835
Cooperative Development Fund	632,710	3,290	636,000	690,000
OPERATING INCOME (LOSS)	(5,658,967)	154,545	(5,504,422)	(2,788,311)
INCOME FROM LONG-TERM INVESTMENTS			-	35,742
OTHER INCOME (LOSS) - NET (Note 8)			(3,348,092)	2,289,428
NET LOSS FOR THE PERIOD			(8,852,514)	(463,141)

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE EQUITY FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

Account	Cooperative capital				
	Subscribed capital	Associated subscribers	Adjustment to capital	Lump-sum adjustment to Cooperative equity	Subtotal
Balance at beginning of fiscal year	128,942,747	(22,798,913)	10,256,085	45,662,020	162,021,939
Adjustments to initial balances (note 2.10)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	128,942,747	(22,798,913)	10,256,085	45,662,020	162,021,939
Resolution as per Members' Meeting of 09-28-01					
– Use of reserves to compensate unappropriated income	-	-	-	-	-
Reimbursement of early capital contribution (Note 2.10)	-	-	-	-	-
Departure of cooperatives	-	-	-	-	-
Depreciation charge and retirements for the period	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net loss for the period	-	-	-	-	-
Balance at end of period	128,942,747	(22,798,913)	10,256,085	46,662,020	162,021,939

Account	Reserves and funds				Unappropriated earnings	Total 2001	Total 2000
	Legal reserve	Labor and employee assist. Fund	Special reserve Sec. 42, Law No. 20,337	Reserve of appraisal revaluation of PPE			
Balance at beginning of fiscal year	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	288,081,168
Adjustments to initial balances (note 2.10)	-	-	-	-	-	-	(10,403,739)
Adjusted balances at the beginning of fiscal year	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	277,677,429
Resolution as per Members' Meeting of 09-28-01:							
– Use of reserves to compensate unappropriated income	-	-	(7,524,922)	-	7,524,922	-	-
Reimbursement of early capital contribution (Note 2.10)	-	-	-	-	-	-	(1,655,390)
Departure of cooperatives	-	-	-	-	-	-	(1,980,468)
Depreciation charge and retirements for the period	-	-	-	(1,763,310)	-	(1,763,310)	(3,356,454)
Social Assistance Fund Movement	-	36	-	-	-	36	53
Net income for the period	-	-	-	-	(8,852,514)	(8,852,514)	(463,141)
Balance at end of period	1,279,030	2,896	15,696,333	104,549,458	(8,852,514)	274,697,142	270,222,029

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

ACCOUNT	2001	2000
Cash at beginning of fiscal year	11,683,208	7,488,722
Increase in cash	21,148,429	7,797,549
Cash at end of fiscal year	32,831,637	15,286,271
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	139,253,766	180,000,722
Less: Expenses paid		
Purchases and manufacturing expenses	99,441,611	119,341,130
Selling expenses	19,598,669	27,186,883
Administrative expenses	2,913,203	4,861,929
Financial expense	9,466,814	8,143,291
	7,833,469	20,467,489
(Less) Plus other collected income (net)	(2,698,467)	4,686,116
Increase in cash provided by operations	5,135,002	25,153,605
Other provided by cash		
Decrease in long-term investments	171,292	560,342
Decrease in deferred charges, intangible assets and other assets	1,647,211	-
Decrease in other receivables	14,194,108	-
Increase in other payables	323,345	-
Net increase in financial payables	2,216,650	-
Total Increase in cash provided	23,687,608	25,713,947
CASH USED FOR		
Increase for acquisition of PPE	2,539,179	1,913,190
Increase in deferred charges, intangible assets and other assets	-	3,852,873
Increase in other receivables	-	4,066,432
Movements of cooperatives	-	1,980,468
Decrease in other payables	-	1,734,009
Net decrease in financial payables	-	4,369,426
Total cash used	2,539,179	17,916,398
Increase in cash	21,148,429	7,797,549

(1) Cash: Cash and investments to be settled within three months after each period-end.

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H an integral part of this statement.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS FOR THE

FISCAL YEAR ENDED SEPTEMBER 30, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14 -)

(Amounts stated in pesos)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Individual financial statements

The financial statements comprehensively recognize the effect of purchasing power changes through August 31, 1995, by applying the restatement method in constant pesos instituted by Resolution No. 615 of the Argentina Institute of Cooperatives and Social Economy (INAES). Pursuant to General Resolution No. 272 of the Argentine National Securities Commission (CNV), as from September 1, 1995, the Cooperative has discontinued the application of this method, maintaining the restatements recorded up to that date.

This method is accepted by generally accepted accounting principles so long as the change in the price index applicable to the restatement does not exceed 8% per annum. The change in such index in each fiscal year ended as from September 1, 1995, was lower than the aforesaid index.

1.2. Consolidated financial statements

Since the Cooperative considers that the investments in its subsidiaries are not material, it does not file accounting information consolidated with the above subsidiaries related to its interim periods.

2. VALUATION METHODS

2.1. Cash, receivables and payables

- In local currency: at nominal value.
- In foreign currency: converted to the exchange rates effective as of each period-end applicable for the settlement of these transactions. Exchange differences were charged/credited to income for each period.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Receivables and payables included the portion of the respective financial income/expense accrued through each period-end; the respective imputed financial components have been segregated.

The Cooperative Company has procured funds to finance the activities of the subsidiary Integral Insumos S.C. As of September 30, 2001 and 2000, the Cooperative Company's receivables from this subsidiary amounted to 40,047,467 and 31,453,136, respectively, in consideration of which it has received deferred-payment checks, which the Cooperative Company's Management Board has decided to apply towards repaying the related financial payables. Until the year ended June 30, 2001, such financial payables were disclosed net of the above deferred-payment checks. As of September 30, 2001, the Cooperative changed the method used by disclosing the above receivables under other current receivables, and retroactively applied this method to the period ended September 30, 2000, presented for comparative purposes.

The Cooperative Company keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the highest cost for vacation bonus, calculated pursuant to current accounting rules.

2.2. Current investments

- Savings accounts and certificates of deposit: at face value, plus interest accrued through each period-end.

- Unlisted government securities: valued at their notional value as of September 30, 2001.

2.3. Inventories

- Finished products: as of September 30, 2001, they were valued at net realizable value. As of September 30, 2000, they were valued at the lower of replacement or reproduction cost and net realizable value.

- Production in process: at cost incurred.

- Warehouse: at cost incurred.

- Unbilled orders: representing work-in-process, for third parties' account, at cost incurred.

The value of inventories, taken as a whole, does not exceed its recoverable value.

2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of June 30, 2001 and 2000 after eliminating unrealized intercompany profit and losses. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative Company. Cooperative Management estimates that income (loss) from these Companies for the quarter ended September 30, 200, is inmaterial.

- Interests in other cooperatives and other companies: at nominal value as of each period-end, not exceeding the value obtained by the equity method at each period-end.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- Other liabilities related to investments: this relates to equity interests in long-term investments that as of June 30, 2001, had negative shareholders' equity; because of this situation the Cooperative Company disclosed its equity interest in such companies under "Other Liabilities" account within current liabilities because the Cooperative assumed that it would redress such deficit. These investments that valued by the equity method on the basis of the respective companies' financial statements as of that date after eliminating unrealized intercompany profit and losses. The valuation methods applied by these companies were similar to those applied by the Cooperative Company.

Investments, net of allowances for impairment in value, taken as a whole, do not exceed their recoverable value.

2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, automobiles and computer hardware were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1.1. The useful lives and the salvage were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements is disclosed in the "Reserve for appraisal revaluation of PP&E" account, included in Cooperative equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1.1. less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period end.

During the fiscal year ended June 30, 2001, the Company made an appraisal revaluation of certain PP&E assets provided as guarantee of the second series of Corporate Bonds (floating rate notes) as mentioned in note 11. The appraisal, performed by an independent expert, resulted in an increased useful life expectancy and an improved condition and maintenance factor for such assets. Based on the new information obtained, as of December 31, 2000, the Cooperative made a prospective change in the useful lives determined for each asset which meant that, during the first quarter of the current year, there is a decrease in the effect of depreciation as compared to the same period the previous year.

The value of these assets, taken as a whole, does not exceed their recoverable value.

2.6. Intangible Assets

At incurred cost, less respective accumulated amortization. This value of these assets, taken as a whole, does not exceed their recoverable value.

2.7. Deferred charges

Expenses paid in advance: at cost incurred, less respective accumulated amortization calculated on the basis of the months of deferral.

2.8. Other assets

- Packaging - Molds/casts: at replacement cost at each period-end less respective depreciation, calculated on the basis of estimated wear and tear.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- Packaging - Remainder: at the lower of the replacement cost or net realizable value as of each period-end.

The value of these assets, taken as a whole, does not exceed their recoverable value.

2.9. Allowances and accruals

- Allowance for uncollectible accounts: this cover all receivables in litigation not backed by mortgages or other security agreements, as well as other receivables that a case-by-case analysis of the portfolio identified as of doubtful collection. Such quantification has duly considered the report from legal counsel.

  As of September 30, 2001, the Cooperative Company carries certain past-due accounts receivable amounting to about 10 million with respect to which it is negotiations with customers to expedite recovery by executing refinancing agreements if need be and obtaining guarantees to ensure compliance with such refinancing. These receivables are not included in the allowance for doubtful accounts because, in the opinion of Company Management, the negotiation under way will allow their recovery.

- Allowance for impairment in value of investments: this reflects the difference between the book value and the estimated recovery value of these assets.

- Litigation reserve: This covers adverse contingencies arising from situations present at each period end, with a high likelihood and quantifiable. Such quantification has duly considered the report from legal counsel.

2.10. Cooperative's equity accounts

Stated in constant pesos at each period-end, as mentioned in note 1, except in the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Lump-Sum Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves and cash as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E. and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital increase calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

Adjustments from prior years as of September 30, 2000: this includes the accounting effect of recognizing early retirement system for the Cooperative Company's personnel, changes to prior year income in the subsidiary SanCor do Brasil S.R.L., and the recovery of VAT credit by the Cooperative Company, as detailed below:

- Early retirement system: this comprises the compensation that the Cooperative Company will pay those included in the early retirement system. Through the fiscal year ended June 30, 2000, the Cooperative Company followed the criterion of charging to income only those payments made during the respective fiscal year. As from the fiscal year beginning July 1, 2000, the Cooperative Company decided to record the liability covering all benefits pending payment, which were measured as the sum to be paid discounted at a rate of 12% per annum. The cumulative effect of this change of method on payables as of the beginning of the year ended June 30, 2001, amounted to 6,920,000.

- SanCor Do Brasil S.R.L.: the adjustment relates to write-downs made to accounts receivable on the basis of an analysis of their recoverability as of June 30, 2000, such write-downs amounted to 2,898,840.
- VAT credit: as from January 1, 2000, and having retroactive effects to the beginning of the fiscal year, the Cooperative Company has implemented changes aimed at improving the VAT-credit allocation criteria so as to establish properly the link with taxable and nontaxable transactions. The financial statements for the period ended September 30, 2000, have been modified retroactively taking into account this change. Lastly, during the year ended June 30, 2001, the Cooperative Company received a claim from the AFIP (Federal Public Revenues Administration) for an amount of 584,899 with respect to the adjustment made during the year ended June 30, 2000. The grounds for this claim were that, by the time the adjustment was made, the receivable had expired due to the statute of limitations. The Cooperative Company accepted the claim and amended the respective VAT positions. The amount in question was recorded in the financial statements as of June 30, 2001, as an adjustment to prior years income.

The Cooperative Company gave retroactive effect to these changes to the financial statements as of September 30, 2000, presented for comparative purposes.

2.11. Statement of income accounts

Accounts accumulating monetary transactions made throughout each period (sales, selling and administrative expenses, etc.) have been computed at nominal value.

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each period related to receivables, payables, income and expenses to the extent that they were material.

The "Financial Income (Expense)" account jointly discloses actual financial income and costs, separated into those arising from assets and those arising from liabilities.

	(Income) Expense	
Description	2001	2000
Financial (income) expense from assets		
Interest and Exchange differences	1,447,710	241,598
Imputed interest in receivables	(3,005,552)	(2,108,526)
Total from assets	(1,557,842)	(1,866,928)
Financial (income) expense from liabilities		
Interest and Exchange differences	10,979,321	7,023,698
Imputed interest in payables	3,938,975	3,073,137
Total from liabilities	14,918,296	10,096,835

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with unrelated parties" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

3. DEVELOPMENT OF THE CAPITAL ADJUSTMENT ACCOUNT

Balance as of June 30, 1993				11,412,001
Capitalization resolved by the General Meeting		**Increase for the fiscal year**		
Date	**Amount**	**Ended in the year**	**Amount**	
10-29-1993	(1,134,717)	-	-	(1,134,717)
09-30-1994	(141,299)	1994	141,299	-
09-29-1995	(4,451,688)	1995	4,430,489	(21,199)
09-27-1996	(274,411)	1996	274,411	-
Balance as of September 30, 2001				10,256,085

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

Maturity	Financial investments	Receivables (1)	Liabilities: Financial payables (2)	Liabilities: Other payables (3)
Without a maturity date	5,350,734	54,169,398	-	1,868,698
With a maturity date				
- Past due				
Up to three month	-	30,343,356	-	7,518,044
From three to six months	-	4,921,092	-	589,581
From six to nine months	-	2,087,003	-	66,989
From nine to twelve months	-	1,891,718	-	61,909
From one to two years	-	2,831,123	-	36;450
From two to three years	-	5,246	-	91,500
From three to four years	-	53,604	-	-
Over four years	-	77,828	-	-
Total past due	-	42,210,970	-	8,364,473
- Not yet due				
Up to three months	15,271,000	113,427,175	87,810,660	166,826,783
From three to six months	-	5,477,849	10,550,048	8,309,630
From six to nine months	-	352,399	6,936,697	1,081,397
From nine to twelve months	-	102,172	5,841,340	450,080
From one to two years	-	1,137,285	34,561,095	6,777,593
From two to three years	-	468,885	52,647,878	462,611
From three to four years	-	13,841	22,500,000	78,882
Over four years	-	6,377,215	-	104,740
Total not yet due	-	127,356,821	220,847,718	184,091,716
Total with a maturity date	-	169,567,791	220,847,718	192,456,189
Total	20,621,734	223,737,189	220,847,718	194,324,887
			(4)	

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts and imputed interest in receivables.
(2) Includes bank and other financial payables (See note 2.1).
(3) Includes total liabilities, excluding bank and other financial payables, accruals and imputed interest in payables.
(4) The weighted average variable interest rate of financial payables is 1,20% per month.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

5. RESTRICTED ASSETS AND GUARANTIES PROVIDED

As of each period-end, the Cooperative has assets, basically machinery, real property, Inventory and trademarks, pledged or mortgaged in the book amounts of 218,622,829 and 211,813,326 respectively, securing financial liabilities in the amounts of 185,862,000 and 194,538,911 and trade payables in the amount of 680,328 (2000), as of September 30, 2001 and 2000, respectively.

The assets furnished as collateral and their net book value as of September 30, 2001 and 2000, are as follows:

	Net Book Value	
	2001	2000
Pledged machinery	93,093,279	216,998,750
Mortgaged real property	89,116,234	84,738,640
Pledged inventory	36,373,873	-
Pledged trademarks	39,443	75,936
Total	218,622,829	211,813,326

In addition, as of September 30, 2001, the Cooperative Company had provided guarantees amounting to 620,072 and had discounted at banks checks received from third-parties and invoices issued to customers, in the amounts of 12,343,663 and 15,398,195, respectively. The Cooperative Company remains joint and severally liable for these obligations in the event of default on the part of issuers or debtors.

6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances, income and transactions with subsidiaries included in Exhibit C are as follows:

Account		2001	2000
Current Assets			
Trade receivables	(1)	11,020,296	10,021,683
Other receivables	(2)	60,459,417	36,578,749
Noncurrent Assets			
Other receivables	(3)	6,065,277	17,086,582
Current liabilities			
Trade payables	(4)	(15,408,961)	(4,969,274)
Other payables	(5)	(10,287,964)	(2,125,135)
Financial Income			
Income (loss)		-	57,193
Sales of goods and services	(6)	4,200,120	8,564,094
Commissions/Bonuses: Income		55,325	222,014
Administrative and Selling expenses	(7)	1,363,915	1,165,130

(1) Includes, among others: "SanCor Do Brasil S.R.L." 10,389,287 and 8,688,898, "San Marco S.A." 380,154 and 729,873 and "Aproagro S.A." 203,278 (2001).

(2) Includes among others: "Integral Insumos S.C." 40,047,467 and 31,453,136, "El Homero S.C." 12,448,302 and 1,740,038, "SanCor Do Brasil S.R.L." 3,036,673 and 2,956,319, "Amplicampo Inversora S.A." 4,205,249 (2001), "Tranlac S.A." 228,102 and 349,397, and "San Marco S.A." 189,230 (2001).

(3) Includes: "San Marco S.A." 6,065,277 and 17,086,582.

(4) Includes among others: "Sodecar S.A." 6,822,833 and 3,561,203, "Patrulla S.C." 272,172 and 347,016, "San Marcos S.A." 553,494 and 719,217, "Coop. Publicidad S.C." 90,101 and 139,448, "Aproagro S.A." 1,134,040 (2001) "Arla Foods Ingredient S.A." 869,358 (2001) and "Integral Insumos S.C." 5,666,963 and 202,390.

(5) Includes among others: "Arla Foods Ingredients S.A." 5,353,000 (2001), "Integral Insumos S.C." 387,848 and 1,223,624, "Coop. Publicidad S.C." 89,908 and 101,833, "Patrulla S.C." 214,641 and 429,437, "Trayectoria S.C." 89,199 (2000), "Amplicampo Inversora S.A." 2,402,795 and 199,497, "San Marcos S.A." 620,979 (2001) and "Aproagro S.A." 1,203,202 (2001).

(6) Includes, among others: "Sancor Do Brasil S.R.L." 4,023,057 and 8,371,465 and "Integral Insumos S.C." 191,212 (2000).

(7) Includes: "Patrulla S.C." 704,703 and 848,487 and "Aproagro S.A." 658,912 and 316,643.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income (net) plus income from transactions with unrelated parties are to be transferred to the "Special Reserve (Section 42 of Law No. 20,337)" account.

8. OTHER INCOME (EXPENSE)

The breakdown of other income (loss) net as of each three-month period-end is as follows:

	Income (loss)	
Account	2001	2000
Income:		
Sales of PP&E	41,191	43,689
Income from disposal of investments in other entities	-	1,486,130
On sale of warehouse and rejects	4,759	47,834
Loss:		
Severance payments	(641,257)	-
Early Retirement System	(1,958,565)	(561,566)
Consignments	(136,679)	(136,344)
Services for cooperatives	(68,122)	(41,302)
Others	(589,419)	1,450,987
Total other income (loss) - net	(3,348,092)	2,289,428

9. CORPORATE BONDS

On November 7,1996, the Cooperative Company issued the first series of Corporate Bonds for a nominal value of US$ 50 million, the principal amount of which shall be repaid in a single payment on November 7, 2001.

The issuance price was 99.5865% of the face value of the Corporate Bonds. Interest will be accrued from the issuance date through the maturity date at a nominal 11% rate per annum, payable half-yearly in arrears on May 7 and November 7 of each year.

The proceeds obtained from this issuance were allocated to the following items:

Items	US$	Date
Working capital financing	10,000,000	11-7-96
Settlement of debt and interest thereon	1,980,798	11-29-96
Final redemption and interest payment of Corporate Bonds	29,174,952	21-2-96
Working capital financing	8,000,000	12-16-96
Arrangement fees	75,000	12-26-96
Total net funds from the issuance	49,230,750	

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The Cooperative Company's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to US$ 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV (Argentine National Securities Commission) by means of certificate No. 269 dated July 25, 2000.

The Cooperative Company has guaranteed this entire serie, as well as the second mentioned in note 11, with mortgages and security agreements over certain assets.

On November 7, 2001, the Cooperative had paid the first series of corporate bonds in the amount of USD 50 million by mainly using the following resources: (a) a part of the outstanding capital contribution made by the member cooperatives by using the specific credit line of Banco de la Nación Argentina described in note 12, (b) the thirty-day extension to the term to pay member cooperatives for the production delivered, (c) new bank loans, and (d) cash from the normal course of business.

10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a US$70 million loan which will be earmarked for partially financing the new Investment Plan which the Cooperative has defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: US$20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: US$30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: US$20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative Company decide to become a publicly held company.

The loan will be secured by collateral in a proportion of 1.5:1.0 and the procurement of certain additional insurance. Interest on the loan will be calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

As of September 30, 2001, US$33,0 millions was recorded in the financial payables account, including US$5,5 millions and US$27,5 millions in the current and noncurrent portions, respectively.

Furthermore, the covenants of this loan agreement bind the Cooperative Company, among other things, to use the funds committed for the approved investment plan, maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative Company's current financial position (such as furnishing a collateral or other security, acquising and disposing of assets and granting financial loans to third parties, etc.).

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative Company, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

The Cooperative is currently in negotiations with the IFC to borrow a new loan in the approximate amount of USD 155 million. Such loan would be secured by the current loan guarantees detailed in (a), and would require compliance with certain financial ratios and providing other collateral on certain assets.

These funds would enable the Cooperative to improve its current indebtedness profile and features, reestructure certain financial payables, and redress its working capital.

11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative Company has issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program the total outstanding amount of which has been raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and LIBO rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments: the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative Company has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, form a syndicate of banks as detailed in the following table:

Bank	USD
Citibank N.A.	15,000,000
Rabobank International	15,000,000
Banco Río de la Plata S.A.	15,000,000
Banco de la Nación Argentina	15,000,000
Banca Nazionale del Lavoro S.A.	6,500,000
Banco de la Provincia de Buenos Aires	6,100,000
Banco Societé Generale S.A.	5,000,000
Vereins-Un Westbank AG	4,000,000
Banco del Suquía S.A.	3,100,000
Banco de Galicia y Buenos Aires S.A.	3,050,000
Banco Sudameris Argentina S.A.	3,050,000
Banco de la Ciudad de Buenos Aires	2,000,000
Banco General de Negocios S.A.	1,000,000
Nuevo Banco de Santa Fe S.A.	1,000,000
Proceed from the issue	94,800,000

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The covenants of the issuance program for both series oblige the Cooperative Company to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within forty-five days of receiving notice from the Trustee, or from the date both the Cooperative Company and the Trustee received notice from any Holder, pointing out the noncompliance would place the Company in default and, in such case, the Trustee or any Holder of at least 25% of outstanding company securities of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the failure to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough macroeconomic situation that Argentina is going through, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with. As of the issuance date of these financial statements, the Cooperative is working, together with legal counsel, on all the procedures provided in the corporate bond issuance program in order to call the above noteholder's meeting by mid December 2001. Please note that, as of the issuance date of these financial statements, the Cooperative had not been notified of such noncompliance by the trustee or any bondholder. Therefore, the Company continued booking such liability under other noncurrent financial payables.

On the basis of the conversations that are being held with the main banks involved, and considering the negotiations with the IFC explained in note 10, Cooperative Management estimates that the issues related to the waiver and financial ratio change will have a favorable outcome.

12. SUBSCRIBED CAPITAL PAY-IN

The law that governs cooperatives requires them to pay in the membership quotas subscribed within a maximum term of five years. Given that a significant concentration of subscribed-capital payments falls due in June 2002, the Cooperative Company conducted successful negotiations with Banco de la Nación Argentina and obtained from such institution a credit facility for its member cooperatives amounting to USD 25 million, to be amortized on a monthly basis over five years, earmarked for complying with contributions of subscribed capital.

The Capital paid-in as of September 30, 2001 amounted to 22,828,921.

To guarantee repayment of such loan: (a) the Cooperative Company shall withhold from its member cooperatives a percentage of its payments in consideration of the milk they deliver, (b) the bank and the Cooperative Company executed and registered a first-degree security agreement encumbering the latter's inventories up to an amount equivalent to 150% of the amount loaned, and (c) the Cooperative Company assumed the capacity of joint, several and principal obligor, thus waiving the benefit of discussion, action for division and notice to the main obligor.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

As of September 30, 2001, subscribed capital not yet paid in amounted to 30,069,542, out of which 6,835,229 was paid in after period-end by first-degree cooperatives that availed themselves of the credit facility mentioned in the first paragraph; for another 435,400, the credit lines were approved by Banco de la Nación Argentina or are in the final stages of the procedure.

It is an accounting policy of the Cooperative Company to disclose under shareholders' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently. Therefore, as September 30, 2001, the contributions made by member cooperatives after period-end and those with approved credit lines to be granted by the Banco de la Nación Argentina as of the issuance date of these financial statements, amounting to 7,270,629, were disclosed as "Other current receivables", while the pending contributions that do not meet the abovementioned requirements, which amounted to 22,798,913 as of such date, are recorded under "Associated Subscribers" offsetting the "Subscribed Capital" account.

13. AGREEMENT WHEREBY ASOCIACION UNION TAMBEROS COOPERATIVA LIMITADA (AUT) APPLIES TO JOIN SANCOR COOPERATIVAS UNIDAS LIMITADA.

On July 11, 2001, SanCor C.U.L. and AUT subscribed an Agreement whereby the latter applies to join the first; such integration would have effect upon the entities meeting a series of conditions, and provided this is done by October 15, 2001. Such conditions include: that SanCor C.U.L. shall hold a Regular General Meeting of Member Cooperatives with the object of considering amending its bylaws as regards the voting rights that AUT is to be awarded and of approving the transfer of assets and liabilities from AUT to SanCor C.U.L. as the means by which the former will contribute to the latter's capital, approval by anti-trust authorities, and the execution of a framework agreement between the parties and the shareholders of Milkaut S.A.

Under the Agreement mentioned above, AUT undertook to subscribe 21,186,662 new membership quotas with a face value of 1 each that would be paid in as follows: 5% as of the date of agreement execution, 66.66% no later than October 15, 2001, having transferred AUT's assets and liabilities for amounts subject to the approval by the general members' meeting, as stated above, and the remaining 28.24% within five years of the agreement execution.

On September 28, 2001, SanCor's General Members' Meeting approved the above points. However, as some of the conditions had not been complied with by October 15, 2001, the agreement mentioned above remained in suspense, its ratification being subject to both parties' agreeing to new conditions between them and with Milkaut S.A. shareholders. As of the issuance date of these financial statements, the situation was under negotiation.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	Original Cost plus appraisal reevaluations				
Accounts	Balance at beginning of year	Increase	Decrease	Transfer	Balance at end of period
Land	6,540,296	-	-	-	6,540,296
Buildings	153,286,027	117,949	(66,716)	403,596	153,740,856
Enclosures and facilities	14,138,313	10,411	-	22,945	14,171,669
Machinery and facilities	273,036,439	1,565,145	(259,790)	1,705,454	276,047,248
Tools in use	533,906	-	(2,539)	-	531,367
Furniture and fixture	8,147,747	12,787	(11,676)	22,020	8,170,878
Automobiles	3,253,693	71	(387,322)	-	2,866,442
Proprietary computer hardware	5,344,641	313,046	(92,469)	96,504	5,661,722
PP&E under loan for use	131,473	-	-	-	131,473
Computer hardware under loan for use	113,109	-	-	(9,113)	103,996
PP&E under capital leases	4,691,798	-	-	-	4,691,798
Automobiles under capital leases	799,848	-	-	-	799,848
Machinery Law 24,402 and Resolution No. 502/95	33,837,070	-	-	-	33,837,070
Works in progress	7,431,205	519,770	(525,534)	(2,241,406)	5,184,035
PP&E Resolution No. 502/95	8,929,031	-	-	-	8,929,031
Total 2001	520,214,596	2,539,179	(1,346,046)	-	521,407,729
Total 2000	519,324,954	1,913,190	(4,015,310) (A)	-	517,222,834

(A) Includes 22,448 (2001) and 1,732,528 (2000) of Reversal of Appraisal Revaluation owing to retirements for the period.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT A
(Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	Depreciations					
		for the year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of period	Net book Value 2001	Net book Value 2000
Land	-	-	-	-	6,540,296	6,540,296
Buildings	48,436,969	1,170,300	(412)	49,606,857	104,133,999	107,060,827
Enclosures and facilities	5,039,183	131,557	-	5,170,740	9,000,929	9,248,006
Machinery and facilities	155,439,141	3,443,927	(207,303)	158,675,765	117,371,483	123,386,654
Tools in use	449,781	8,578	(2,388)	455,971	75,396	101,458
Furniture and fixture	5,542,285	127,919	(11,331)	5,658,873	2,512,005	2,879,404
Automobiles	1,638,852	24,345	(365,586)	1,297,611	1,568,831	1,748,276
Proprietary computer hardware	4,615,432	123,450	(78,495)	4,660,387	1,001,335	965,903
PPE under loan for use	26,321	3,012	-	29,333	102,140	114,019
Computer hardware under loan for use	110,773	184	(8,458)	102,499	1,497	-
PPE under capital leases	1,510,000	117,019	-	1,627,019	3,064,779	3,527,910
Automobiles under capital leases	41,132	28,565	-	69,697	730,151	-
Machinery Law 24,402 and Resolution No. 502/95	13,873,138	614,293	-	14,487,431	19,349,639	21,574,934
Works in progress	-	-	-	-	5,184,035	6,225,991
PPE Resolution No. 502/95	2,725,505	235,577	-	2,961,082	5,967,949	6,910,257
Total 2001	239,448,512	6,028,726	(673,973)	244,803,265	276,604,464	
Total 2000	221,532,332	7,197,275	(1,790,708)	226,938,899		290,283,935
		(B)	(A)			

(A) Includes 22,448 (2001) and 1,732,528 (2000) of Reversal of Appraisal Revaluation owing to retirements for the period.
(B) Includes 1,740,862 (2001) and 1,623,926 (2000) in Increased Depreciation due to Appraisal Revaluation.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE THREE-MONTH PERIOD

ENDED SEPTEMBER 30, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period
Trademarks	1,775,708	20,659	1,796,367
Total 2001	1,775,708	20,659	1,796,367
Total 2000	1,403,631	78,757	1,482,388

	Depreciation				
	Accumulated at beginning of year	Rate	Increase	Accumulated at end of period	Net book value
Trademarks	1,053,981	10%	19,540	1,073,521	722,846
Total 2001	1,053,981		19,540	1,073,521	722,846
Total 2000	908,052		44,884	952,936	529,452

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	2001				2000
Denomination and issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments	-	-	-	15,403,390	6,412,587
Securities and shares	-	-	-	5,218,344	113,244
Total current investments				20,621,734	6,525,831
NONCURRENT INVESTMENTS					
El Hornero S.C. (1)	-	-	-	564,127	84,806
Coop. Publicidad S.C.	-	-	-	50,403	48,034
Amplicampo Inversora S.A.	A/B	1	412,205	10,030,176	202,781
Tranlac S.A.	-	-	-	9,376	9,376
SanCor Do Brasil S.R.L.	-	-	-	-	5,906,434
Integral Insumos S.C.	-	-	-	304,500	2,303,022
Patrulla S.A.	-	1	118,750	218,706	254,623
SanCor Mexico L.L.C.	-	-	-	2,344	2,344
Unidos S.A. A.F.J.P.	-	-	-	-	1,940,611
Trayectoria S.A.	-	-	-	-	869,000
SanCor Medicina Privada S.A.	-	-	-	-	55,361
SanCor Seguros de Retiro S.A.	-	-	-	-	601,526
Prevención A.R.T. (1)	B	10	106,700	1,670,670	1,550,736
Sodecar S.A.	A	100	77,618	7,865,012	7,777,926
Arla Foods Ingredients S.A.	-	1	13,806	16,225,371	-
SanCor Dairy Corporation	-	1	10,000	-	10,000
Aproagro S.A.	-	-	-	-	-
Nobleplus S.A.	-	-	-	-	-
San Marco S.A.	-	-	-	-	-
Shares of cooperatives	-	-	-	3,016,274	2,872,907
Others	-	-	-	136,690	131,917
Total noncurrent investments				40,093,649	24,621,404
OTHER LIABILITIES RELATED TO INVESTMENT					
SanCor Do Brasil S.R.L.	-	-	-	(2,150,018)	-
SanCor Dairy Corporation	-	-	-	(120,804)	-
Total				2,270,822	-

(1) In the period ended September 30, 2001, the Cooperative made capital contributions to "El Hornero S.C." and collected dividends from "Prevención A.R.T." in the amount of 995,000 and 220,000, respectively.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT C (Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2001 PRESENTED COMPARATIVELY

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	Information on the issuer						
		Latest financial statements					
Denomination and issuers	Main business	Period – end date	Capital stock	Income (loss) for the period	Share – holders´ equity	Direct interest in Capital	indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero S.C.	Manufacturing and selling of food products	6/30/01	310,000	(1,267,417)	(433,038)	99.500%	99.500%
Coop. Publicidad S.C.	Advertising agency	6/30/01	1	2,632	56,003	90.000%	99.950%
Amplicampo Inversora S.A.	Financing services and financial activities	6/30/01	433,900	134,626	10,558,080	95.000%	95.000%
Tranlac S.A.	Company engaged in the transportation of good	6/30/01	200	-	9,616	97.500%	99,990%
SanCorp Do Brasil S.R.L.	Import and selling of food products	6/30/01	10,082,857	(8,757,013)	(2,336,976)	92.000%	99.960%
Integral Insumos S.C.	Provisión of supplies for agricultural and agro industrial activities	6/30/01	440,000	(2,039,308)	310,714	98.000%	99.990%
Patrulla S.A.	Security guards, reports and investigations	6/30/01	500,000	(151,231)	920,868	23.750%	88.810%
SanCor Mexico L.L.C. with C.V.	Manufacturing and selling of food products	12/31/99	6,383	-	2,467	95.000%	99.980%
SanCor Medicina Privada S.A.	Organization and provisión of Integral Medical Assitance services	6/30/01	310,000	7,011	2,398,670	-	14.250%
Prevención A.R.T.	Workers compensation insurance company	6/30/01	9,700,000	2,765,387	17,187,912	11.000%	11.000%
Sodecar S.A.	Manufacturing of cold cuts and charcuterie	6/30/01	15,523,600	174,172	15,730,024	50.000%	77.400%
Arla Foods Ingredients S.A.	Manufacturing and sale of cheese whey byproducts	6/30/01	27,612,000	38,741	30,050,741	50.000%	50.000%
SanCor Dairy Corporation	Import and sale of food products	6/30/01	10,000	(170,804)	(120,804)	100.000%	100.000%
Aproagro S.A.	Provisión of supplies for agricultural activities and IT sevices	6/30/01	5,012,000	31,028	5,043,028	-	95.000%
Nobleplus S.A.	Manufacturing and selling of food products	6/30/01	101,130	(87,025)	8,332	-	99.980%
San Marco S.A.	Manufacturing and selling of dairy products	6/30/01	11,000,000	613,586	11,984,746	-	99.510%

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	2001				2000
Account	Balance at beginning of year	Decrease	Increase	Balance at end of period	Balance at end of period
ALLOWANCES					
For doubtful accounts	11,461,284	159,329	870,000	12,171,955	8,232,612
For impairment in value of investments	464,703	-	-	464,703	464,703
	11,925,987	159,329	870,000	12,636,658	8,697,315
ACCRUALS					
Self insurance charge	-	-	-	-	252,000
Fire self insurance	-	-	-	-	250,000
Self insurance of money robbery	-	-	-	-	71,932
Self insurance of fleets	-	-	-	-	11,276
Accrual for litigation	7,915,367	397,426	608,916	8,126,857	8,592,528
	7,915,367	397,426	608,916	8,126,857	9,177,736
TOTAL	19,841,354	556,755	1,478,916	20,763,515	17,875,051
RESERVES AND FUNDS:					
Legal reserve	1,279,030	-	-	1,279,030	1,279,030
Labor and employee assistance fund	2,860	-	36	2,896	2,723
Special (Art. 42, Law No. 20,337)	23,221,255	7,524,922	-	15,696,333	22,620,497
Appraisal revaluation	106,312,768	1,763,310	-	104,549,458	111,862,684
TOTAL	130,815,913	9,288,232	36	121,527,717	135,764,934

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT E (Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

Account	References on decreases	References on increases
ALLOWANCES		
For doubtful accounts	Consumption and/or recovery	Individual recoverability analysis (Note 2.9)
ACCRUALS		
Accrual for litigation	Write –off of extrajudicial agreement	Calculation on labor claims as per legal counsel reports (Note 2.9)
RESERVES AND FUNDS:		
Labor and employee assistance fund		Interest on and repayment of loans granted to employees
Special (Art. 42, Law No. 20,337)	Absorption of income (loss) for the fiscal year 00/01 (1,120,167) Other income-net in the fiscal year 00/01 (6,404,755)	
Appraisal revaluation	Write-off and write downs due to retirements and depreciation on PP&E	

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	2001			2000
Accounts	Operating accounts	Transactions with unrelated parties	Total	Total
Inventory of goods at beginning of fiscal year	74,526,606	3,248,062	77,774,668	76,206,470
Purchases and manufacturing expenses (Exhibit H)	122,423,892	1,138,524	123,562,416	127,344,289
Subtotal	196,950,498	4,386,586	201,337,084	203,550,759
Inventory of goods at end of period	89,612,254	3,770,359	93,382,613	69,332,879
Imputed interest on purchases	4,586,656	177,995	4,764,651	3,154,140
Cost of sales	102,751,588	438,232	103,189,820	131,063,740

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF SEPTEMBER 30, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

	2001				2000		
Accounts	Foreign currency unit and amount		Current exchange rate	Amount recorded in pesos	Foreing currency unit and amount		Amount recorded in pesos
ASSETS							
CURRENT ASSETS							
Cash	20,868	Dólares	1.00000	20,868	20,772	Dólares	20,772
	2,471	Reales	0.35300	872	5,520	Reales	2,855
	22,000	Liras	0.00047	10	22,000	Liras	10
	900	F. Frances	0.13890	125	850	F. Frances	122
	265	Marc. Alem.	0.46550	123	265	Marc. Alem.	128
	7,000	Pesetas	0.00549	38	7,000	Pesetas	40
	1,062	Cor. Danes	0.12238	130	800	Cor. Danes	101
	140	Fco. Suizo	0.63100	88	140	Fco. Suizo	85
	43,330	Pes. Chile	0.00143	62	43,330	Pes. Chile	81
	315	Pes. Urug.	0.07240	23	315	Pes. Urug.	27
	125	Libra Est.	1.45100	181	125	Libra Est.	189
Investments	-	-	-	-	1,532,864	Dólares	1,532,864
Trade receivables	20,386,923	Dólares	1.00000	20,386,923	27,061,994	Dólares	27,061,994
Other receivables	933,901	Dólares	1.00000	933,901	2,293,531	Dólares	2,293,531
Total				21,343,344			30,912,798
LIABILITIES							
CURRENT LIABILITIES							
Vendors	2,328,392	Dólares	1.00000	2,328,392	1,813,147	Dólares	1,813,147
	205,200	F. Francés	0.13890	28,502	140,400	F. Francés	19,038
Financial debts	111,138,745	Dólares	1.00000	111,138,745	12,894,430	Dólares	12,894,430
Other payables	465,143	Dólares	1.00000	465,143	492,606	Dólares	492,606
Total				113,960,782			15,219,221
NONCURRENT LIABILITES							
Vendors	1,661,480	Dólares	1.00000	1,661,480	2,658,252	Dólares	2,658,252
	-	-	-	-	64,800	F. Francés	8,787
Financial debts	109,708,973	Dólares	1.00000	109,708,973	185,598,057	Dólares	185,598,057
Total				111,370,453			188,265,096

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 14)

(Stated in pesos)

Account	Purchases and manufacturing expenses	Administrative expenses	Selling expenses	Total 2001	Total 2000
Raw materials	72,599,207	-	-	72,599,207	70,361,982
Labor	13,545,767	2,066,642	4,894,359	20,506,768	22,269,089
Freight and transportation	3,948,454	286,488	7,904,115	12,139,057	12,772,035
Containers and packaging	14,474,728	-	222,942	14,697,670	14,944,825
Depreciation of PP&E (1)	3,906,325	93,801	287,737	4,287,863	5,573,349
Maintenance of PP&E	1,215,540	6,728	89,772	1,312,040	1,879,965
Fuel and electric power	2,825,521	9,844	158,373	2,993,738	3,062,690
Advertising, promotion and others	880	255,082	8,027,137	8,283,099	5,095,797
Taxes	1,475,703	6,832	822,361	2,304,896	2,410,229
Other services	335,729	250,611	684,744	1,271,084	837,909
Outsourced Services	3,106,426	390,079	2,149,516	5,646,021	6,647,046
Other	6,128,136	48,104	4,451,043	10,627,283	11,976,252
Total 2001	123,562,416	3,414,211	29,692,099	156,668,726	
Total 2000	127,344,289	4,240,313	26,246,566		157,831,168

(1) Net of the reversal of the appraisal revaluation reserve of PP&E.

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SUMMARY OF EVENTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2001

(PRESENTED FOR COMPARATIVE PURPOSES WITH THE SAME PERIOD OF THE FOUR PRIOR FISCAL YEARS)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The output volumes recorded for this period, as it happened during the previous year, show in this quarter a decrease in the production of milk vis-a-vis the same period of the previous year.
- There was a drop in the sales volume vis-a-vis the same period of the previous year mainly in exports, which is due to the fact that the production surplus will be shipped after the closing of this quarter since many sales have been effected. On the other hand, average prices sank in the domestic market and slightly rose as regards exports.
- There negative net income was due to the strong impact of the stock devaluation, originated in the seasonal drop in prices, which reversed the expected income.
- The economic-financial structure is still sound, with a decreasing level of liquidity, due to the current features of our payment and collection cycle. The level of indebtedness has increased vis-a-vis prior quarters, due to financial difficulties to face the growth of items included in current assets.

2. BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2001	2000	1999	1998	1997
Current Assets	351,919,644	286,760,033	264,172,930	233,357,338	202,644,918
Noncurrent Assets	344,055,229	354,000,066	369,897,536	374,319,217	388,473,093
Total	695,974,873	640,760,099	634,070,466	607,676,555	591,118,011
Current Liabilities	296,385,513	167,677,914	215,209,824	177,323,969	156,318,073
Noncurrent Liabilities	124,892,218	202,860,156	127,552,693	135,005,726	149,972,518
Subtotal	421,277,731	370,538,070	342,762,517	312,329,695	306,290,591
Owners' Equity	274,697,142	270,222,029	291,307,949	295,346,860	284,827,420
Total	695,974,873	640,760,099	634,070,466	607,676,555	591,118,011

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2001	2000	1999	1998	1997
Income from recurring operations	8,492,032	6,131,596	(1,011,444)	16,333,974	8,797,342
Financial Expense - Net	(13,360,454)	(8,229,907)	(5,946,528)	(11,683,860)	(11,378,403)
Other Expense - Net (1)	(3,348,092)	2,325,170	5,702,714	(453,097)	1,084,207
Cooperative Development Fund	(636,000)	(690,000)	(322,252)	(285,756)	(285,756)
Net Income (Loss)	(8,852,514)	(463,141)	(1,577,510)	3,911,261	(1,782,610)

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2001	2000	1999	1998	1997
Production Volume	411,715	436,258	505,002	448,668	416,356
Sales Volume					
Local Market	282,949	306,715	346,065	312,315	310,551
Exports	46,490	74,073	183,469	79,425	74,073
Total	329,438	380,788	529,534	391,740	384,624

5. RATIOS:

	2001	2000	1999	1998	1997
Liquidity	1.19	1.71	1.23	1.32	1.30
Debt-to-equity	1.53	1.37	1.18	1.06	1.08
Annual Operating Income	-3.10%	-0.08%	-2.14%	5.48%	-2.46%

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

6. OUTLOOK FOR THE COMING FISCAL YEAR: (*)

- The current macroeconomic variables are expected to continue within the frame of the current convertibility plan, though seriously affected by the current problems the country is undergoing, which undoubtedly have also a negative impact on the normal development of the company's activities, basically as regards the consumption of goods produced by the Company and the access to leverage.

- The evolution of the industrial activity will show the naturally seasonal tendency of the production of milk in milking yards. The volumes of raw material for milk expected are less than those received in the same period of the previous year and the raw material received from the other dairy-products companies will even be lower since lots of them will be affected by floods of its milk basin.

- As regards the prices of our products sold to the domestic market, the Company expects to keep the level of prices of the prior economic year, aiming at improving the sales mix and fostering the sales of brands with the highest profitability. The Company also plans to export its production surplus, selecting the markets with the highest profitability and taking advantage of the economic measures in this sense (Splicing effect), thus obtaining better prices than the previous year in this market.

- We expect to reach a slight level of profitability as of year-end, taking into account the natural seasonal effects.

- We are close to reaching an agreement with the IFC to obtain a new loan, and we are negotiating more favorable terms as regards the second series of corporate bonds (Floating rate notes), which would allow for an improvement of the current profile and features of our indebtedness, replacing certain financial debts and reestablishing the working capital. Furthermore, the Incorporation Agreement subscribed with the AUT, which was approved on September 28, 2001 by the General Ordinary Shareholders' meeting of SanCor, remained in suspense, being its ratification subject to the agreement on new terms between the parties and between these and Milkaut S.A. shareholders, which is being negotiated as of the date of issuance of these financial statements. We expect to reach a favorable solution to these issues, which would have a very positive impact on our Cooperative.

(*) Information not covered by the auditor's report.

MIGUEL OMAR ALTUNA
Chairman

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

Signed for purposes of identification
with our report dated November 8, 2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

ANDERSEN

SanCor

Cooperativas Unidas Ltda.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Estados Contables al 30 de septiembre de 2001
presentados en forma comparativa con el mismo
período del ejercicio anterior
juntamente con el Informe del Auditor

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

INFORME DEL AUDITOR

A los Señores Consejeros de
SANCOR Cooperativas Unidas Limitada:

De nuestra mayor consideración:

Tenemos el agrado de elevar a vuestra consideración el presente Informe N° 1 de Auditoría Externa, correspondiente al primer trimestre del ejercicio N° 62.

1. **Datos referidos a la institución:**

   1.1. Denominación: Sancor Cooperativas Unidas Limitada

   1.2. Domicilio Legal: Teniente Gral. Richieri N° 15
   Sunchales - Dpto. Castellanos - Santa Fe

   1.3. Número de matrícula en I.N.A.E.S.: 772

   1.4. Tipo de Cooperativa: de segundo grado

   1.5. Actividad principal: Elaboración y comercialización de productos lácteos

2. Hemos efectuado una revisión limitada de los estados de situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA al 30 de septiembre de 2001 y 2000 y de los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de origen y aplicación de fondos por los períodos de tres meses terminados en esas fechas, las notas 1 a 13 y los Anexos A, B, C, E, F, G y H que se adjuntan firmados a los efectos de su identificación. Dichos estados contables y la Reseña Informativa que se indica en el párrafo 10, son responsabilidad de la Dirección de la Sociedad Cooperativa.

3. Excepto por lo indicado en el párrafo 4, nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la Argentina para la revisión limitada de estados contables de períodos intermedios. Dicha revisión consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto.

4. El alcance de nuestro trabajo no comprendió las revisiones de los estados contables de las sociedades controladas Integral Insumos S.C., El Hornero S.C., SanCor do Brasil S.R.L., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, Sancor México S.R.L., Patrulla S.A., Tranlac S.A., San Marco S.A., Aproagro S.A., SanCor Medicina Privada S.A. y Nobleplus S.A., al 30 de junio de 2001 y 2000, y Unidos S.A., Trayectoria S.A., y SanCor Seguros de Retiro S.A. al 30 de junio de 2000, los que fueron utilizados por la Sociedad Cooperativa para valuar sus inversiones en dichas sociedades al 30 de septiembre de 2001 y 2000 mediante el método de valor patrimonial proporcional. Asimismo, no hemos obtenido información sobre los

resultados generados por dichas sociedades durante los períodos de tres meses terminados el 30 de septiembre de 2001 y 2000. Por lo tanto, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con las mencionadas sociedades controladas, que al 30 de septiembre de 2001 y 2000 involucran inversiones por $11.179.633 y $12.287.918, cuentas por cobrar por $77.398.169 y $63.476.529, pasivos por $14.922.556 y $3.530.180, repectivamente, no teniendo resultados por inversiones permanentes por los períodos de tres meses finalizados en dichas fechas.

5. Tal como se indica en la nota 2.5. a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, en base a tasaciones efectuadas por un experto independiente. Nuestra manifestación indicada en el párrafo 9, en lo que se refiera a los montos revaluados, se basa en el informe de dicho experto.

6. Nuestro informe del auditor de fecha 6 de septiembre de 2001, sobre los estados contables de la Sociedad Cooperativa al 30 de junio de 2001, incluyó una salvedad indeterminada por incertidumbre respecto del resultado de las negociaciones encaradas con ciertos deudores a fin de lograr el recupero de las cuentas a cobrar vencidas. A la fecha de este informe, dichas negociaciones continúan y el valor de libros de las cuentas a cobrar involucradas asciende aproximadamente a $10,000,000 al 30 de septiembre de 2001.

7. Tal como se indica en la nota 2.3 a los estados contables adjuntos, al 30 de septiembre de 2001 la Sociedad Cooperativa valuó sus productos terminados a su valor neto de realización. Si dichos productos terminados hubieran sido valuados al menor importe entre su costo de reproducción o reposición, según corresponda, y su valor neto de realización, siguiendo el criterio indicado por las normas contables vigentes en Argentina, y aplicado por la Sociedad Cooperativa al 30 de septiembre de 2000, el valor de libros de los bienes de cambio (y el patrimonio cooperativo neto) al 30 de septiembre de 2001 debería haberse reducido en aproximadamente $24,100,000, y el costo de ventas por el período de tres meses terminado en esa misma fecha debería haberse incrementado en aproximadamente $10,300,000.

8. Tal como se indica en la nota 1.2. a los estados contables adjuntos, la Sociedad Cooperativa no presenta sus estados contables consolidados con sus sociedades controladas, correspondientes a períodos intermedios. Esta información es requerida por las normas contables vigentes en Argentina.

9. Basados en nuestras revisiones y en el informe del experto independiente mencionado en el párrafo 5, excepto por (a) la limitación en el alcance de nuestro trabajo descripta en el párrafo 4, (b) el efecto sobre los estados contables al 30 de septiembre de 2001 de la registración indicada en el párrafo 7, y (c) la falta de presentación de estados contables consolidados mencionada en el párrafo 8, no hemos tomado conocimiento de ninguna modificación importante que deba hacerse a los estados contables adjuntos para que los mismos estén presentados de conformidad con las normas contables profesionales vigentes en Argentina, las normas de la Comisión Nacional de Valores, la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.), y la Ley de Cooperativas.

10. Nuestras revisiones fueron efectuadas, primordialmente, con el propósito de expresar la manifestación limitada que se incluye en el párrafo anterior. La información contenida en la sección "Reseña Informativa por el período terminado el 30 de Septiembre de 2001" no es requerida por las normas contables profesionales y es presentada por la Sociedad Cooperativa para cumplimentar normas de la Comisión Nacional de Valores. Dicha Reseña, excepto por los datos indicados como "No cubiertos por el informe del auditor", y excepto por la limitación en el alcance de nuestro trabajo descripta en el párrafo 4 sobre los estados contables al 30 de septiembre de 2001 y 2000, también ha estado sujeta a las indagaciones y procedimientos analíticos aplicados en nuestras revisiones de los estados contables al 30 de Septiembre de 2001

ANDERSEN

y 2000 (adjuntos) y al 30 de Septiembre de 1999, 1998 y 1997 (que no se incluyen en el documento adjunto y sobre los cuales emitimos nuestros informes de revisión limitada de fechas 5 de noviembre de 1999, 6 de noviembre de 1998 y 6 de noviembre de 1997, respectivamente, a los cuales nos remitimos). Basados en nuestras revisiones y en el informe del experto independiente mencionado en el párrafo 5, excepto por (a) la falta de presentación de la Reseña Informativa sobre bases consolidadas, (b) la limitación en el alcance de nuestro trabajo descripta en el párrafo 4 sobre los estados contables al 30 de septiembre de 2001 y 2000, y (c) el efecto de la registración indicada en el párrafo 7 sobre los estados contables al 30 de septiembre de 2001, no hemos tomado conocimiento de ninguna modificación importante que deba hacerse a dicha Reseña.

11. En cumplimiento de disposiciones legales vigentes y de la Bolsa de Comercio de Buenos Aires, informamos que:

a) Los estados contables adjuntos surgen de los registros contables de la Sociedad Cooperativa llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

b) Al 30 de septiembre de 2001 la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surge de los registros contables de la Sociedad Cooperativa, asciende a $849.684, no existiendo deudas exigibles a esa fecha.

c) Al 30 de septiembre de 2001 la deuda devengada en concepto del Impuesto a los Ingresos Brutos a favor de la Administración Provincial Impositiva, que surge de los registros contables de la Sociedad Cooperativa, asciende a $ 63,247, no existiendo deudas exigibles a esa fecha

Sunchales,
8 de Noviembre de 2001

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

CAPITAL SUSCRIPTO	128,942,747
CAPITAL INTEGRADO	98,873,205
CAPITAL A INTEGRAR	30,069,542

ESTADO DE SITUACION PATRIMONIAL AL 30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos)

ACTIVO	2001		2000
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		12,209,903	8,760,440
INVERSIONES			
Bancarias ,Títulos y Acciones		20,621,734	6,525,831
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	20,079,975		
Deudores por Ventas	87,480,140		
Deudores en Gestión Judicial	17,903,576		
Deudores en Gestión Judicial con Gtía. Hip.	6,850,370		
Menos:			
Intereses Implícitos en Créditos	928,651		
Previsión para Cuentas Incobrables	11,257,724	120,127,686	117,675,370
Otros Créditos			
Deudores Diversos	77,083,796		
Préstamos a Cooperativas	276,829		
Menos:			
Previsión para Cuentas Incobrables	773,606	76,587,019	54,176,583
BIENES DE CAMBIO			
Productos Terminados	93,382,613		
Producción en Proceso	830,471		
Almacenes	16,760,330		
Ordenes a Facturar	43,559	111,016,973	89,526,441
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		11,356,329	10,095,368
TOTAL ACTIVO CORRIENTE		351,919,644	286,760,033
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	13,523,548		
Préstamos a Cooperativas	538,955		
Menos:			
Previsión para Cuentas Incobrables	140,625	13,921,878	22,193,978
BIENES DE CAMBIO			
Almacenes		-	832,396
INVERSIONES			
Acciones, Títulos y Cuotas Sociales	40,558,352		
Menos:			
Previsión para Desvalorización	464,703	40,093,649	24,621,404
BIENES DE USO			
Valor de Origen	521,407,732		
Menos:			
Depreciaciones Acumuladas	244,803,268	276,604,464	290,283,935
OTROS ACTIVOS			
Envases		9,517,286	10,763,397
BIENES INMATERIALES			
Marcas de Fábrica	1,796,367		
Menos:			
Amortizaciones Acumuladas	1,073,521	722,846	529,452
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		3,195,106	4,775,504
TOTAL ACTIVO NO CORRIENTE		344,055,229	354,000,066
TOTAL DEL ACTIVO		695,974,873	640,760,099

PASIVO	2001		2000
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	98,790,990		
Cooperativas	52,957,650		
Proveedores del Exterior	832,254		
Intereses Implícitos en Deudas	(2,021,731)	150,559,163	102,766,654
Financieras			
Acreedores Bancarios	41,537,084		
Intereses a Pagar	8,699,661		
Obligaciones Negociables	60,902,000	111,138,745	44,347,566
Otras Deudas			
Acreedores Diversos	15,098,299		
Remuneraciones y Cargas Soc. a Pagar	8,436,261		
Régimen de Retiro Anticipado	3,397,211		
Gastos a Pagar	581,353		
Impuestos a Pagar	4,903,659		
Otros Pasivos por Inversiones	2,270,822	34,687,605	20,563,694
TOTAL PASIVO CORRIENTE		296,385,513	167,677,914
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores		2,035,135	3,064,263
Financieras			
Acreedores Bancarios	31,498,973		
Obligaciones Negociables	78,210,000	109,708,973	185,598,057
Otras Deudas			
Acreedores Diversos	150,415		
Remuneraciones y Cargas Soc. a Pagar	280,488		
Régimen de Retiro Anticipado	4,590,350	5,021,253	5,020,100
PREVISIONES		8,126,857	9,177,736
TOTAL PASIVO NO CORRIENTE		124,892,218	202,860,156
TOTAL DEL PASIVO		421,277,731	370,538,070
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	128,942,747		
Asociados Suscriptores	(22,798,913)		
	106,143,834		
Ajuste del Capital	10,256,085		
Ajuste Global del Pat. Coop. Neto	45,622,020	162,021,939	139,818,931
RESERVAS Y FONDOS			
Reserva Legal	1,279,030		
Fondo para Acción Asist. y Laboral	2,896		
Reserva Especial (art. 42 Ley 20.337)	15,696,333		
Reserva por Rev.Tec. de Bienes de Uso	104,549,458	121,527,717	135,764,934
RESULTADOS NO ASIGNADOS			
Del Período		(8,852,514)	(463,141)
De Ejercicios Anteriores		-	(4,898,695)
TOTAL PATRIMONIO NETO		274,697,142	270,222,029
PASIVO MAS PATRIMONIO NETO		695,974,873	640,760,099
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		694,569	921,180
PROVEEDORES VARIOS - Insumos Rec. en Consignación		185,085	368,568
TOTAL DE LAS CUENTAS DE ORDEN		879,654	1,289,748

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ESTADO DE RESULTADOS POR EL PERIODO DE TRES MESES TERMINADO EL
30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

RUBROS	2001 RUBROS DE EXPLOTACION	2001 OPERACIONES CON NO ASOCIADOS	2001 TOTALES	2000 TOTALES
VENTAS				
Ventas brutas	153,954,833	800,441	154,755,274	
Menos:				
Intereses Implícitos en Ventas	3,088,733	16,059	3,104,792	
Bonificaciones e Impuestos	6,844,859	17,461	6,862,320	
VENTAS NETAS	144,021,241	766,921	144,788,162	167,682,215
COSTO DE VENTAS				
Existencia Inicial	74,526,606	3,248,062	77,774,668	
Más:				
Compras y Gastos de Fabricación	122,423,892	1,138,524	123,562,416	
Menos:				
Existencia Final	89,612,254	3,770,359	93,382,613	
Intereses Implícitos en Compras	4,586,656	177,995	4,764,651	
SUB TOTAL DE COSTO	102,751,588	438,232	103,189,820	131,063,740
RESULTADO BRUTO	41,269,653	328,689	41,598,342	36,618,475
Menos (Más):				
Gastos de Comercialización	29,606,086	86,013	29,692,099	26,246,566
Gastos de Administración	3,396,552	17,659	3,414,211	4,240,313
Resultados Financieros				
- Generados por Activos	(1,550,440)	(7,402)	(1,557,842)	(1,866,928)
- Generados por Pasivos	14,843,712	74,584	14,918,296	10,096,835
Fondo Promoción Cooperativo	632,710	3,290	636,000	690,000
RESULTADO OPERATIVO	(5,658,967)	154,545	(5,504,422)	(2,788,311)
RESULTADO INV.PERMANENTES			-	35,742
OTROS (EGRESOS) INGRESOS NETO (Nota 8)			(3,348,092)	2,289,428
PERDIDA NETA DEL PERIODO			(8,852,514)	(463,141)

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ESTADO DE EVOLUCION DEL PATRIMONIO COOPERATIVO NETO POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

CONCEPTOS	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS						
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIPTORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP.NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART.42 LEY 20.337	RESERVA REVALUO TECNICO	RESULTADOS NO ASIGNADOS	TOTAL 2001	TOTAL 2000
Saldos al Inicio del Ejercicio	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	288,081,168
Ajuste de Ejercicios Anteriores (Nota 2.10)	-	-	-	-	-	-	-	-	-	-	-	(10,403,739)
Saldos al Inicio del Ejercicio Ajustados	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	277,677,429
Disposición según Asamblea 28-09-01:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	(7,524,922)	-	7,524,922	-	-
Reintegro Anticipo Integración de Capital (Nota 2.10)	-	-	-	-	-	-	-	-	-	-	-	(1,655,390)
Retiro de Cooperativas	-	-	-	-	-	-	-	-	-	-	-	(1,980,468)
Desafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Período	-	-	-	-	-	-	-	-	(1,763,310)	-	(1,763,310)	(3,356,454)
Movimiento Fondo Acción Social	-	-	-	-	-	-	36	-	-	-	36	53
Pérdida Neta del Período	-	-	-	-	-	-	-	-	-	(8,852,514)	(8,852,514)	(463,141)
Saldos al Cierre del Período	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939	1,279,030	2,896	15,696,333	104,549,458	(8,852,514)	274,697,142	270,222,029

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 F° 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ESTADO DE ORIGEN Y APLICACION DE FONDOS (1) POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

CONCEPTOS	2001	2000
Fondos al Inicio del ejercicio	11,683,208	7,488,722
Aumento neto de fondos	21,148,429	7,797,549
Fondos al Cierre del Período	32,831,637	15,286,271
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	139,253,766	180,000,722
Menos: Egresos pagados:		
Compras y Gastos de Fabricación	99,441,611	119,341,130
Gastos de Comercialización	19,598,669	27,186,883
Gastos de Administración	2,913,203	4,861,929
Resultados Financieros	9,466,814	8,143,291
	7,833,469	20,467,489
(Menos) Más: Otros egresos e ingresos (neto)	(2,698,467)	4,686,116
Aumento de fondos originados en las operaciones	5,135,002	25,153,605
Otras causas de origenes de fondos		
Disminución de Inversiones Permanentes	171,292	560,342
Disminución de cargos diferidos, bienes inmateriales y otros activos	1,647,211	-
Disminución de Otros Créditos	14,194,108	-
Aumento de otras deudas	323,345	-
Aumento neto de deudas financieras	2,216,650	-
Total de origenes de fondos	23,687,608	25,713,947
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso	2,539,179	1,913,190
Aumento de cargos diferidos, bienes inmateriales y otros activos	-	3,852,873
Aumento de Otros Créditos	-	4,066,432
Reintegro de capital por retiro de asociados	-	1,980,468
Disminución de otras deudas	-	1,734,009
Disminución neta de deudas financieras	-	4,369,426
Total de aplicaciones de fondos	2,539,179	17,916,398
Aumento neto de fondos	21,148,429	7,797,549

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha de cierre del ejercicio.

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001
COMPARATIVAS CON EL MISMO PERÍODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos)

1. BASES DE PRESENTACIÓN

1.1. ESTADOS CONTABLES BÁSICOS

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda en forma integral hasta el 31 de agosto de 1995, mediante la aplicación del método de reexpresión, en moneda constante establecido por la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.). A partir del 1° de setiembre de 1995, de acuerdo a lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores, la Sociedad Cooperativa discontinuó la aplicación del método manteniendo las reexpresiones registradas hasta dicha fecha.

Este criterio es aceptado por las normas contables profesionales en la medida que la variación en el índice de precios aplicable para la reexpresión no supere el 8 % anual. La variación de dicho índice en cada uno de los ejercicios cerrados a partir del 1° de setiembre de 1995, fue inferior al porcentaje mencionado.

1.2. ESTADOS CONTABLES CONSOLIDADOS

En virtud de la escasa materialidad que la Sociedad Cooperativa considera representan sus inversiones en sus sociedades controladas, no presentan información contable consolidada con las mencionadas sociedades controladas correspondientes a sus períodos intermedios.

2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES, CRÉDITOS Y DEUDAS

- En moneda nacional: a su valor nominal.

- En moneda extranjera: se convirtieron a los tipos de cambio vigentes al cierre de cada período aplicables para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados de cada período.

Los créditos y deudas incluyen la porción devengada de los resultados financieros pertinentes hasta el cierre de cada período, habiéndose segregado los componentes financieros implícitos correspondientes.

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La Sociedad Cooperativa ha tomado fondos para financiar las actividades de la sociedad controlada Integral Insumos S.C. Al 30 de septiembre de 2001 y 2000 los créditos que la Sociedad Cooperativa mantiene con dicha sociedad controlada por el mencionado concepto ascienden a 40.047.467 y 31.453.136, respectivamente, por los cuales ha recibido cheques de pago diferido, los que, de acuerdo a lo dispuesto por el Consejo de Administración de la Sociedad Cooperativa, serán afectados a la cancelación de las correspondientes deudas financieras. Hasta el ejercicio finalizado 30 de junio de 2001, dichas deudas financieras se exponían netas de los mencionados cheques de pago diferido. Al 30 de septiembre de 2001, la Sociedad Cooperativa cambió el criterio utilizado, exponiendo los mencionados créditos dentro de los otros créditos corrientes, aplicando este criterio en forma retroactiva al período finalizado el 30 de septiembre de 2000, presentados con propósitos comparativos.

La Sociedad Cooperativa mantiene el criterio de acumular las vacaciones devengadas y no gozadas de su personal en función al mayor costo por plus vacacional, calculado en base a las normas contables vigentes.

2.2. INVERSIONES CORRIENTES

- Caja de ahorros y depósitos a plazo fijo: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada período.

- Títulos Públicos sin cotización: se valuaron a su valor técnico al cierre del período finalizado el 30 de septiembre de 2001.

2.3. BIENES DE CAMBIO

- Productos Terminados: al 30 de septiembre de 2001 a su valor neto de realización. Al 30 de septiembre de 2000 al menor valor entre el costo de reproducción o reposición según corresponda, y valor neto de realización.

- Producción en Proceso: al costo incurrido.

- Almacenes: al costo incurrido.

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido.

El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

2.4. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en sociedades controladas y vinculadas: al valor patrimonial proporcional calculado sobre la base de estados contables al 30 de junio de 2001 y 2000, luego de eliminar los resultados entre estas sociedades, no trascendidos a terceros. Los criterios contables utilizados por las sociedades controladas son similares a los utilizados por la Sociedad Cooperativa controlante. La Dirección de la Sociedad Cooperativa estima que los resultados de estas sociedades por el trimestre finalizado el 30 de septiembre de 2001 no son significativos.

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- Participación en entidades cooperativas y otras sociedades: al valor de costo con el límite del valor patrimonial proporcional al cierre de cada período.

- Otros pasivos por inversiones: corresponde a la participación en inversiones permanentes que al 30 de junio de 2001 presentan patrimonio neto negativo, por lo que la participación de la Sociedad Cooperativa sobre el patrimonio de estas sociedades fue expuesta en el rubro "Otras deudas" del pasivo corriente dado que la Sociedad Cooperativa asume que regularizará dichos déficit. Dichas inversiones fueron valuadas de acuerdo con el método del valor patrimonial proporcional, en base a los estados contables de dichas sociedades a dicha fecha luego de eliminar los resultados entre estas sociedades, no trascendidos a terceros. Los criterios de valuación utilizados por las mencionadas sociedades fueron similares a los utilizados por la Sociedad Cooperativa.

Las inversiones, netas de la previsión para desvalorización, consideradas en su conjunto, no superan su valor recuperable.

2.5. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1.1. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por los peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición reexpresado, de acuerdo a lo mencionado en la nota 1.1., menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada al cierre de cada período.

Durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad realizó una valuación técnica de ciertos bienes de uso ofrecidos en garantía para la emisión de la segunda serie de obligaciones negociables (floating rate notes), tal como se menciona en la nota 11. Dicha valuación técnica, realizada por un valuador independiente, ha arrojado como resultado una mayor expectancia de vida útil y un mejor factor de estado y conservación de los mencionados bienes. A partir de los nuevos elementos de juicio obtenidos, la Sociedad Cooperativa ha efectuado al 31 de diciembre de 2000 un cambio prospectivo de las vidas útiles determinadas individualmente para cada bien, a fin de alinearlas con el mencionado cambio de vidas útiles, lo que implica que durante primer trimestre del presente ejercicio nos encontramos con una disminución en el efecto de las amortizaciones en comparación con el mismo período del ejercicio anterior.

El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

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2.6. BIENES INMATERIALES

Al costo incurrido, menos la correspondiente amortización acumulada. El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.7. CARGOS DIFERIDOS

Gastos pagados por adelantado: al costo incurrido, menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.8. OTROS ACTIVOS

- Envases - Moldes: a su costo de adquisición al cierre de cada período menos la correspondiente depreciación, calculada en función del desgaste estimado de los mismos.

- Envases - Resto: al menor valor entre el costo de reposición y el valor neto de realización al cierre de cada período.

El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.9. PREVISIONES

- Para cuentas incobrables: cubre los créditos en gestión judicial sin garantías prendaria y/o hipotecaria, y otros créditos identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

  Al 30 de setiembre de 2001, la Sociedad Cooperativa mantiene ciertos saldos a cobrar vencidos por un valor aproximado de 10.000.000 sobre los que está llevando adelante negociaciones con los clientes para acelerar la velocidad de su recupero, confeccionando acuerdos de refinanciación, en caso de ser necesario y obteniendo las garantías para asegurar el cumplimiento de dichas refinanciaciones. La previsión para cuentas incobrables no incluye cargos por los mencionados saldos vencidos, dado que en opinión de la Dirección de la Sociedad las negociaciones en curso, permitirán su recupero.

- Para desvalorización de inversiones: corresponde a la diferencia entre el valor de libros y el valor de recupero estimado de esos activos.

- Para juicios: cubre contingencias desfavorables que podrían originar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada período, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. En dicha evaluación y cuantificación se ha considerado el informe de los abogados.

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2.10. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran expresadas en moneda de cierre de cada período, de acuerdo a lo mencionado en nota 1, excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

Ajustes de ejercicios anteriores al 30 de septiembre de 2000: se incluyen los efectos del reconocimiento contable del régimen de retiro anticipado para el personal de la Sociedad Cooperativa, las modificaciones a los resultados de ejercicios anteriores efectuados en la sociedad controlada SanCor do Brasil S.R.L., y el recupero de crédito fiscal IVA en la Sociedad Cooperativa, los que se detallan a continuación:

- Régimen de retiro anticipado: comprende las compensaciones que la Sociedad Cooperativa pagará a los empleados que han sido incluidos en el programa de retiro anticipado de personal vigente. Hasta el cierre del ejercicio finalizado al 30 de junio 2000, la Sociedad Cooperativa seguía el criterio de cargar a los resultados de cada ejercicio los pagos efectuados durante el mismo. A partir del ejercicio iniciado el 1 de julio de 2000, la Sociedad Cooperativa decidió registrar, el pasivo por la totalidad de los beneficios pendientes de liquidación, los que fueron medidos sobre la base del valor descontado de la suma a pagar utilizando una tasa de descuento del 12 % anual. El efecto acumulativo de este cambio de criterio sobre los saldos al inicio del ejercicio finalizado el 30 de junio de 2001 asciendió a 6.920.000.

- SanCor Do Brasil S.R.L.: corresponde a modificaciones realizadas sobre los saldos de cuentas a cobrar al 30 de junio de 2000 por 2.898.840, relacionadas con el análisis de su recuperabilidad.

- Crédito fiscal por impuesto al valor agregado: a partir del período iniciado el 1° de enero de 2000 y con efecto retroactivo al inicio del ejercicio terminado el 30 de junio de 2000, la Sociedad Cooperativa incorporó modificaciones tendientes a mejorar el criterio de asignación de los créditos fiscales correspondientes al impuesto al valor agregado, a los efectos de su vinculación con las operaciones gravadas y no gravadas. Los estados contables por el ejercicio finalizado el 30 de septiembre de 2000, han sido modificados retroactivamente por efecto de estas circunstancias. Posteriormente, durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad Cooperativa ha sufrido un reclamo de la Administración Federal de Ingresos Públicos por la suma de 584.899 en relación al ajuste efectuado durante el ejercicio finalizado el 30 de junio de 2000. Este reclamo, fundado en que esta suma se encontraba prescripta al momento de realizarse el ajuste, fue aceptado por

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la Sociedad Cooperativa, rectificando las posiciones del impuesto al valor agregado correspondientes. El mencionado monto fue registrado en los estados contables por el ejercicio finalizado el 30 de junio de 2001 como un ajuste a los resultados acumulados al inicio del ejercicio.

La Sociedad Cooperativa dio efecto retroactivo a estos cambios sobre los estados contables al 30 de septiembre de 2000, presentados con propósitos comparativos.

2.11. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período (ventas, gastos de comercialización y administración, etc.) se computaron por su valor nominal.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada período, de los saldos de créditos, deudas, ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de "Resultados Financieros" se exponen en forma conjunta, aquellas ganancias y costos financieros nominales, discriminados en los generados por activos y por pasivos.

Conceptos	(Ganancia) Pérdida	
	2001	2000
Resultados Financieros Generados por Activos		
- Intereses y Diferencias de Cambio	1.447.710	241.598
- Intereses Implícitos en Créditos	(3.005.552)	(2.108.526)
TOTAL GENERADO POR ACTIVOS	(1.557.842)	(1.866.928)
Resultados Financieros Generados por Pasivos		
- Intereses y Diferencias de Cambio	10.979.321	7.023.698
- Intereses Implícitos en Deudas	3.938.975	3.073.137
TOTAL GENERADO POR PASIVOS	14.918.296	10.096.835

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.

- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.

- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

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3. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				11.412.001
Capitalización Dispuesta por Asamblea General		Aumento del Ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(1.134.717)	-	-	(1.134.717)
30/09/1994	(141.299)	1994	141.299	-
29/09/1995	(4.451.688)	1995	4.430.489	(21.199)
27/09/1996	(274.411)	1996	274.411	-
Saldo al 30de setiembre de 2001				10.256.085

4. APERTURA DE COLOCACIONES DE FONDOS, CRÉDITOS Y PASIVOS

Plazo	Colocaciones De Fondos	Créditos (1)	Pasivos	
			Deudas Financieras (2)	Otras Deudas (3)
Sin Plazo	5.350.734	54.169.398	-	1.868.698
Con Plazo				
- Vencido:				
Hasta tres meses	-	30.343.356	-	7.518.044
De tres a seis meses	-	4.921.092	-	589.581
De seis a nueve meses	-	2.087.003	-	66.989
De nueve a doce meses	-	1.891.718	-	61.909
De uno a dos años	-	2.831.123	-	36.450
De dos a tres años	-	5.246	-	91.500
De tres a cuatro años	-	53.604	-	-
Más de cuatro años	-	77.828	-	-
Total vencido	-	42.210.970	-	8.364.473
- A Vencer				
Hasta tres meses	15.271.000	113.427.175	87.810.660	166.826.783
De tres a seis meses	-	5.477.849	10.550.048	8.309.630
De seis a nueve meses	-	352.399	6.936.697	1.081.397
De nueve a doce meses	-	102.172	5.841.340	450.080
De uno a dos años	-	1.137.285	34.561.095	6.777.593
De dos a tres años	-	468.885	52.647.878	462.611
De tres a cuatro años	-	13.841	22.500.000	78.882
Más de cuatro años	-	6.377.215	-	104.740
Total a vencer	-	127.356.821	220.847.718	184.091.716
Total con plazo	-	169.567.791	220.847.718	192.456.189
Total	20.621.734	223.737.189	220.847.718	194.324.887
			(4)	

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables y los intereses implícitos en créditos.

(2) Incluye las deudas bancarias y financieras (Ver nota 2.1.).

(3) Incluye el pasivo total excluidas las deudas bancarias y financieras, las previsiones y os intereses implícitos en deudas.

(4) La tasa de interés promedio ponderada variable de las deudas financieras asciende a 1,20 % mensual.

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5. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al cierre del período, bienes, básicamente maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un valor de libros de 218.622.829 y 211.813.326 en garantía de pasivos financieros por 185.862.000 y 194.538.911 y comerciales por 680.328 (2000), para los ejercicios finalizados al 30 de septiembre de 2001 y 2000, respectivamente.

Los bienes en garantía y su valor de libros al 30 de septiembre 2001 y 2000 son los siguientes:

Conceptos	Valor de Libros	
	2001	2000
Maquinarias prendadas	93.093.279	126.998.750
Inmuebles hipotecados	89.116.234	84.738.640
Mercadería prendada	36.373.873	-
Marcas prendadas	39.443	75.936
Total	218.622.829	211.813.326

Adicionalmente la Sociedad Cooperativa, al 30 de septiembre 2001 ha otorgado garantías por 620.072 y había descontado en entidades financieras cheques recibidos de terceros y facturas emitidas a clientes por un valor de 12.343.663 y 15.398.195 respectivamente. La Sociedad Cooperativa es garante solidario de estas obligaciones, ante un eventual incumplimiento de los libradores o deudores.

6. OPERACIONES CON ENTIDADES CONTROLADAS Y VINCULADAS

Los saldos, resultados y operaciones con las entidades controladas incluidas en el Anexo C son los siguientes:

Concepto		2001	2000
Activo Corriente			
Créditos por Ventas	(1)	11.020.296	10.021.683
Otros Créditos	(2)	60.459.417	36.578.749
Activo No Corriente			
Otros Créditos	(3)	6.065.277	17.086.582
Pasivo Corriente			
Deudas Comerciales	(4)	(15.408.961)	(4.969.274)
Otras Deudas	(5)	(10.287.964)	(2.125.135)
Resultados Financieros			
Ganancia (Pérdida)		-	57.193
Ventas de Bienes y Servicios	(6)	4.200.120	8.564.094
Comisiones/Bonificaciones: Ganancia		55.325	222.014
Gastos de Administración y Comercialización	(7)	1.363.915	1.165.130

(1) Incluye entre otras: "SanCor Do Brasil S.R.L." 10.389.287 y 8.688.898, "San Marco S.A." 380.154 y 729.873 y "Aproagro S.A." 203.278 (2001).

(2) Incluye entre otras: "Integral Insumos S.C." 40.047.467 y 31.453.136, "El Hornero S.C." 12.448.302 y 1.740.038, "SanCor Do Brasil S.R.L" 3.036.673 y 2.956.319, "Amplicampo Inversora S.A." 4.205.249 (2001), "Tranlac S.A" 228.102 y 349.397 y "San Marco S.A." 189.230 (2001).

(3) Incluye: "San Marco S.A." 6.065.277 y 17.086.582.

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(4) Incluye: "Sodecar S.A." 6.822.833 y 3.561.203, "Patrulla S.C." 272.172 y 347.016 y "San Marco S.A." 553.494 y 719.217, "Coop Publicidad S.C." 90.101 y 139.448, "Aproagro S.A." 1.134.040 (2001), "Arla Foods Ingredient S.A." 869.358 (2001) e "Integral Insumos S.C." 5.666.963 y 202.390.

(5) Incluye entre otras: "Arla Foods Ingredient S.A." 5.353.000 (2001), "Integral Insumos S.C." 387.848 y 1.223.624, "Coop Publicidad S.C." 86.908 y 101.833 y "Patrulla S.C." 214.641 y 429.437, "Trayectoria S.A" 89.199 (2000), "Amplicampo Inversora S.A." 2.402.795 y 199.497, "San Marcos S.A." 620.979 (2001) y "Aproagro S.A." 1.203.202 (2001).

(6) Incluye entre otras: "SanCor Do Brasil S.R.L." 4.023.057 y 8.371.465 e "Integral Insumos S.C." 191.212 (2000)

(7) Incluye: "Patrulla S.C." 704.703 y 848.487 e "Aproagro S.A." 658.912 y 316.643.

7. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

8. OTROS EGRESOS E INGRESOS NETO

La composición de los otros egresos e ingresos neto al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida)	
	2001	2000
Ingresos:		
Resultado Venta de Bienes de Uso	41.191	43.689
Resultado por disposición de Participaciones en otras Entidades	-	1.486.130
Resultado Venta Almacenes y Material Rezago	4.759	47.834
Egresos:		
Indemnizaciones al personal	(641.257)	-
Régimen de retiro anticipado	(1.958.565)	(561.566)
Consignaciones	(136.679)	(136.344)
Servicios y Obras a Cooperativas	(68.122)	(41.302)
Diversos	(589.419)	1.450.987
TOTAL OTROS (EGRESOS) INGRESOS NETO	(3.348.092)	2.289.428

9. OBLIGACIONES NEGOCIABLES

La Sociedad Cooperativa emitió el 7 de noviembre de 1996 la primera serie de obligaciones negociables por un valor nominal de US$ 50 millones, cancelable en un solo pago a su vencimiento, el 7 de noviembre de 2001.

El precio de emisión fue del 99.5865% del valor nominal y los intereses se devengan desde la fecha de emisión y hasta la fecha de vencimiento, a una tasa del 11% nominal anual, pagaderos en forma semestral vencida, el 7 de mayo y el 7 de noviembre de cada año.

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Los fondos obtenidos por dicha emisión, fueron aplicados en los siguientes conceptos:

CONCEPTO	US$	FECHA
Financiación capital de trabajo	10.000.000	07-11-96
Cancelación de deuda y sus intereses	1.980.798	29-11-96
Rescate final y pago de intereses de Obligaciones Negociables	29.174.952	02-12-96
Financiación capital de trabajo	8.000.000	16-12-96
Comisión de arrangement	75.000	26-12-96
Total fondos netos recibidos de la emisión	49.230.750	07-11-96

La Sociedad Cooperativa, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto máximo en circulación del Programa mencionado precedentemente, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000.

La Sociedad Cooperativa ha garantizado la totalidad de esta primera serie y de la segunda, mencionada en la nota 11, con prendas e hipotecas reales sobre ciertos activos.

Con fecha 7 de noviembre de 2001 la Sociedad Cooperativa ha cancelado la primera serie de obligaciones negociables por US$ 50 millones. Dicha cancelación la ha efectuado utilizando, principalmente, los siguientes recursos: (a) parte de la integración de los saldos pendientes de capitalización realizado por las cooperativas asociadas mediante el uso de la línea específica de préstamos del Banco de la Nación Argentina descripta en la nota 12, (b) la extensión de 30 días en el plazo de pago a las cooperativas asociadas por la producción entregada, (c) nuevos préstamos bancarios y (d) fondos provenientes del flujo normal de las operaciones.

10. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el período 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.

- Línea B: US$ 30 millones, pago semestral, on primera amortización en abril de 1997 y última en octubre del 2001.

- Línea C: US$ 20,0 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0 y la provisión de ciertos seguros adicionales. Los intereses son calculados en base a tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

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Al 30 de septiembre de 2001, la deuda asciende a US$ 33 millones, incluyéndose US$ 5,5 millones y US$ 27,5 millones en el rubro deudas financieras corrientes y no corrientes, respectivamente.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a aplicar los fondos comprometidos al plan de inversiones aprobado, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos el otorgamiento de préstamos financieros a terceros y etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitar la cancelación anticipada del saldo de deuda.

Actualmente, la Sociedad Cooperativa se encuentra en negociaciones con la I.F.C., por un nuevo préstamo por un monto aproximado de US$ 155 millones, que tendría como garantías, las actuales garantías del préstamo detallado en a), y exigiría el cumplimiento de ciertos ratios financieros y la constitución de otras garantías reales sobre ciertos activos.

El destino de estos fondos, le permitiría a la Sociedad Cooperativa mejorar el actual perfil y características de su actual endeudamiento, reemplazar ciertas deudas financieras, y recomponer su capital de trabajo.

11. FLOATING RATE NOTES

Con fecha 27 de julio de 2000 la Sociedad Cooperativa ha emitido la segunda serie de obligaciones negociables denominadas "floating rate notes", por un monto de US$ 94,8 millones correspondientes al Programa para la emisión de Obligaciones Negociables de la Sociedad Cooperativa elevado a US$ 300 millones, según se menciona en la nota 9.

En esta oportunidad, el precio de la emisión se realizó a la par, el interés se calcula de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000, de acuerdo al siguiente detalle:

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CONCEPTO	US$
Citibank N.A.	15.000.000
Rabobank International	15.000.000
Banco Río de la Plata S.A.	15.000.000
Banco de la Nación Argentina	15.000.000
Banca Nazionale del Lavoro S.A.	6.500.000
Banco de la Provincia de Buenos Aires	6.100.000
Banco Societé Generale S.A.	5.000.000
Vereins-Un Westbank AG	4.000.000
Banco del Suquía S.A.	3.100.000
Banco de Galicia y Buenos Aires S.A.	3.050.000
Banco Sudameris Argentina S.A.	3.050.000
Banco de la Ciudad de Buenos Aires	2.000.000
Banco General de Negocios S.A.	1.000.000
Nuevo Banco de Santa Fe S.A.	1.000.000
Fondos recibidos de la Emisión	94.800.000

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obliga a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001 y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiese tener sobre este hecho, con fecha 17 de Septiembre de 2001 la Sociedad Cooperativa ha notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no ha podido cumplir. A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa se encuentra trabajando, conjuntamente con sus asesores legales, en todos los procedimientos previstos en el programa de emisión de las obligaciones negociables, para convocar la mencionada asamblea de tenedores hacia mediados del mes de diciembre de 2001. Cabe mencionar que a la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa no ha sido notificada por el Fiduciario o por algún Tenedor sobre dicho incumplimiento; consecuentemente la Sociedad Cooperativa continúa clasificando dicho pasivo dentro de las deudas financieras no corrientes.

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La Dirección de la Sociedad Cooperativa, en función de las conversaciones que están manteniendo con los principales bancos intervinientes, y teniendo en cuenta las negociaciones con la I.F.C., explicadas en la nota 10, estima que se resolverán favorablemente los temas relacionados con la dispensa y la modificación de los ratios financieros.

12. INTEGRACIÓN DE CAPITAL SUSCRIPTO

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. Dado que en junio de 2002 se concentra una significativa porción de los vencimientos para integrar el capital suscripto, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, a favor de las cooperativas asociadas, para cumplir con la integración de los aportes de capital suscriptos.

El capital integrado al 30 de septiembre del 2001 asciende a 22.828.921.

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retendrá a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

Al 30 de septiembre de 2001, el capital suscripto pendiente de integración asciende a 30.069.542, de los cuales 6.835.229 fueron integrados por las cooperativas primarias con posterioridad al cierre del período haciendo uso de la línea de crédito mencionada en el primer párrafo y 435.400 tienen las líneas de crédito conformadas por el Banco de la Nación Argentina o están realizando los trámites finales ante la mencionada institución bancaria.

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el patrimonio neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración. Por lo tanto, los saldos de las cooperativas integrados con posterioridad al cierre del período y los que a la fecha de emisión de estos estados contables tienen aprobadas las líneas de créditos del Banco de la Nación Argentina, 7.270.629, se exponen al 30 de septiembre de 2001 como "Otros créditos corrientes". Los saldos no integrados que no reúnen los requisitos anteriores cuyo importe asciende a 22.798.913 a esa fecha, se mantienen en la cuenta “Asociados Suscriptores” regularizando la cuenta "Capital Suscripto".

13. CONVENIO DE ADHESIÓN ENTRE SANCOR CUL Y ASOCIACIÓN UNION TAMBEROS COOPERATIVA LIMITADA (AUT)

Con fecha 11 de julio de 2001, SanCor CUL y AUT suscribieron un Convenio de Adhesión de ésta a la primera, el que tendría efecto entre las partes al cumplimiento por parte de las mismas de una serie de condiciones antes del 15 de octubre de 2001, entre las cuales figuran: la celebración de una asamblea ordinaria de asociados en SanCor CUL cuyo objeto fuera la consideración de una reforma estatutaria referente a la participación política de AUT y preste conformidad a la transferencia de activos y pasivos de ésta a SanCor CUL para la integración de los saldos de

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suscripción, la aprobación por la autoridad competente de Defensa de la Competencia y la suscripción de una acuerdo marco entre las partes y los accionistas de Milkaut S.A.

El Convenio de Adhesión preveía la suscripción de AUT de 21.186.662 nuevas cuotas sociales de 1 peso cada una a realizar con una integración del siguiente modo: 5 % a la fecha de firma del convenio, el 66,66 % a más tardar el 15 de octubre del 2001 mediando la transferencia de activos y pasivos de AUT en montos sujetos a la aprobación de la asamblea ordinaria según lo indicado en el párrafo anterior, y el 28,24 % restante dentro de los cinco años de la firma del Convenio de Adhesión.

Con fecha 28 de septiembre de 2001, la Asamblea General Ordinaria de SanCor aprobó los puntos antes mencionados. Sin embargo, dado que el cumplimiento de algunas de las condiciones no estuvieron resueltas al citado día 15 de octubre de 2001, el mencionado Convenio de Adhesión ha quedado en condición suspensiva, siendo su ratificación sujeta al acuerdo de nuevas condiciones de las partes entre sí, y entre éstas y los accionistas de Milkaut S.A., situación que se halla en negociación a la fecha de emisión de los presentes estados contables.

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ENRIQUE J. COLOMBO
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C.P.C.E.C.F. – T° 113 – F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA

ANEXO A

DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

EVOLUCION DE LOS BIENES DE USO POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES ACUMULADAS				NETO RESULTANTE 2001	NETO RESULTANTE 2000
	Saldo al Comienzo del Ejercicio	Aumentos	Disminuciones	Transferencias	Saldo al Cierre del Período	Acumuladas al Comienzo del Ejercicio	Del Período Aumentos	Del Período Disminuciones	Acumuladas al Cierre del Período		
TERRENOS	6,540,296	-	-	-	6,540,296	-	-	-	-	6,540,296	6,540,296
EDIFICIOS	153,286,027	117,949	(66,716)	403,596	153,740,856	48,436,969	1,170,300	(412)	49,606,857	104,133,999	107,060,827
CERCOS E INSTALACIONES	14,138,313	10,411	-	22,945	14,171,669	5,039,183	131,557	-	5,170,740	9,000,929	9,248,006
MAQ. E INSTALACIONES	273,036,439	1,565,145	(259,790)	1,705,454	276,047,248	155,439,141	3,443,927	(207,303)	158,675,765	117,371,483	123,386,654
HERRAMIENTAS EN USO	533,906	-	(2,539)	-	531,367	449,781	8,578	(2,388)	455,971	75,396	101,458
MUEBLES Y UTILES	8,147,747	12,787	(11,676)	22,020	8,170,878	5,542,285	127,919	(11,331)	5,658,873	2,512,005	2,879,404
RODADOS	3,253,693	71	(387,322)	-	2,866,442	1,638,852	24,345	(365,586)	1,297,611	1,568,831	1,748,276
EQ. COMPUTACION PROPIOS	5,344,641	313,046	(92,469)	96,504	5,661,722	4,615,432	123,450	(78,495)	4,660,387	1,001,335	965,903
BIENES DE USO EN COMODATO	131,473	-	-	-	131,473	26,321	3,012	-	29,333	102,140	114,019
EQ.DE COMP. EN COMODATO	113,109	-	-	(9,113)	103,996	110,773	184	(8,458)	102,499	1,497	-
BIENES DE USO EN LEASING	4,691,798	-	-	-	4,691,798	1,510,000	117,019	-	1,627,019	3,064,779	3,527,910
BIENES DE USO EN LEASING ROD.	799,848	-	-	-	799,848	41,132	28,565	-	69,697	730,151	-
MAQ.LEY 24402 Y RES.502/95	33,837,070	-	-	-	33,837,070	13,873,138	614,293	-	14,487,431	19,349,639	21,574,934
OBRAS EN CURSO	7,431,205	519,770	(525,534)	(2,241,406)	5,184,035	-	-	-	-	5,184,035	6,225,991
BIENES DE USO RESOL. 502/95	8,929,031	-	-	-	8,929,031	2,725,505	235,577	-	2,961,082	5,967,949	6,910,257
TOTALES 2001	520,214,596	2,539,179	(1,346,046)	-	521,407,729	239,448,512	6,028,726	(673,973)	244,803,265	276,604,464	-
TOTALES 2000	519,324,954	1,913,190	(4,015,310)	-	517,222,834	221,532,332	7,197,275	(1,790,708)	226,938,899	-	290,283,935
			(A)				(B)	(A)			

(A) - Incluye 22.448 (2001) y 1.732.528 (2000) de Desafectación de la Reserva Revalúo Técnico por Bajas del Período.

(B) - Incluye 1.740.862 (2001) y 1.623.926 (2000) de Mayor Amortización Técnica.

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PISTRELLI, DIAZ Y ASOCIADOS
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RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A
C.P.C.E.C.F. Tº 113 - Fº 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO B

ACTIVOS INTANGIBLES POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2001
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

CUENTA PRINCIPAL	Saldo al Comienzo del Ejercicio	Aumentos	Saldo al Cierre del Periodo	AMORTIZACION ACUMULADA				NETO RESULTANTE
				Acumuladas al Comienzo del Ejercicio	Del Ejercicio		Acumuladas al Cierre del Periodo	
					Alicuota	Monto		
MARCAS DE FABRICA	1,775,708	20,659	1,796,367	1,053,981	10%	19,540	1,073,521	722,846
TOTALES 2001	1,775,708	20,659	1,796,367	1,053,981	-	19,540	1,073,521	722,846
TOTALES 2000	1,403,631	78,757	1,482,388	908,052	-	44,884	952,936	529,452

Firmado a efectos de su identificación
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PISTRELLI, DIAZ Y ASOCIADOS
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ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO C

INVERSIONES EN ACCIONES, OTROS VALORES NEGOCIABLES Y PARTICIPACION EN OTRAS SOCIEDADES AL 30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIORO DEL EJERCICIO ANTERIOR
(Expresado en Pesos)

2001					2000	INFORMACIÓN SOBRE EL EMISOR						
						ÚLTIMO BALANCE						
Emisor y características de los valores	Clase	Valor Nominal	Cantidad	Valor de Libros	Valor de Libros	Actividad	Fecha	Capital Social	Resultados	Patrimonio Neto	Porcentaje Directo	Porcentaje Indirecto
Inversiones corrientes												
Inversiones bancarias	-	-	-	15,403,390	6,412,587	-	-	-	-	-	-	-
Títulos y acciones	-	-	-	5,218,344	113,244	-	-	-	-	-	-	-
Total de inversiones corrientes	-	-	-	20,621,734	6,525,831	-	-	-	-	-	-	-
Inversiones No Corrientes												
El Hornero S.C. (1)	-	-	-	564,127	84,806	Ind.y Comerc. de Productos Alimenticios	06-2001	310,000	(1,267,417)	(433,038)	99.50%	99.50%
Coop Publicidad S.C.	-	-	-	50,403	48,034	Agencia de Publicidad	06-2001	1	2,632	56,003	90.00%	99.95%
Amplicampo Inversora S.A.	A / B	1.00	412,205	10,030,176	202,781	Servicios de financiación y actividades financieras	06-2001	433,900	134,626	10,558,080	95.00%	95.00%
Tranlac S.A.	-	-	-	9,376	9,376	Empresa transportista de mercaderías y bienes	06-2001	200	-	9,616	97.50%	99.99%
SanCor Do Brasil S.R.L.	-	-	-	-	5,906,434	Imp. y comerc. de Productos Alimenticios	06-2001	10,082,857	(8,757,013)	(2,336,976)	92.00%	99.96%
Integral Insumos S.C.	-	-	-	304,500	2,303,022	Provisión de insumos para la actividad agropecuaria y agroindustrial	06-2001	440,000	(2,039,308)	310,714	98.00%	99.99%
Patrulla S.A.	-	1.00	118,750	218,706	254,623	Servicio policía particular, vigilancia, custodia, informes e investigaciones	06-2001	500,000	(151,231)	920,868	23.75%	88.81%
SanCor Mexico	-	-	-	2,344	2,344	Industrialización y comercialización de productos alimenticios	12-1999	6,383	-	2,467	95.00%	99.98%
Unidos S.A. A.F.J.P.	-	-	-	-	1,940,611	Administración Fondo de Jubilaciones y Pensiones	-	-	-	-	-	-
Trayectoria S.A.	-	-	-	-	869,000	Administración Seguros de Vida	-	-	-	-	-	-
SanCor Medicina Privada S.A.	-	-	-	-	55,361	Organización y Prestación de Ss. de Atención Médica Asist. Integral	06-2001	310,000	7,011	2,398,670	-	14.25%
SanCor Seguros de Retiro S.A.	-	-	-	-	601,526	Seguros de Retiro	-	-	-	-	-	-
Prevención A.R.T. (1)	B	10.00	106,700	1,670,670	1,550,736	Aseguradora de riesgos del trabajo	06-2001	9,700,000	2,765,387	17,187,912	11.00%	11.00%
Sodecar S.A.	A	100.00	77,618	7,865,012	7,777,926	Elaboración de fiambres, chacinados y otros	06-2001	15,523,600	174,172	15,730,024	50.00%	77.40%
Arla Foods Ingredients S.A.	-	1.00	13,806	16,225,371	-	Elaboración y venta de productos derivados del suero de queso	06-2001	27,612,000	38,741	30,050,741	50.00%	50.00%
SanCor Dairy Corporation	-	1.00	10,000	-	10,000	Imp. y comerc. de Productos Alimenticios	06-2001	10,000	(170,804)	(120,804)	100.00%	100.00%
Aproagro S.A.	-	-	-	-	-	Provisión de insumos para la actividad agropecuaria y serv. informáticos	06-2001	5,012,000	31,028	5,043,028	-	95.00%
Nobleplus S.A.	-	-	-	-	-	Ind.y Comerc. de Productos Alimenticios	06-2001	101,130	(87,025)	8,332	-	99.98%
San Marco S.A.	-	-	-	-	-	Elaboración y Comercialización de productos lácteos	06-2001	11,000,000	613,586	11,984,746	-	99.51%
Acciones de Cooperativas	-	-	-	3,016,274	2,872,907	-	-	-	-	-	-	-
Otras	-	-	-	136,690	131,917	-	-	-	-	-	-	-
Total de inversiones no corrientes	-	-	-	40,093,649	24,621,404	-	-	-	-	-	-	-
Otros Pasivos por Inversiones												
SanCor Do Brasil	-	-	-	(2,150,018)	-	-	-	-	-	-	-	-
SanCor Dairy Corporation	-	-	-	(120,804)	-	-	-	-	-	-	-	-
Total de Otros Pasivos por Inversiones	-	-	-	(2,270,822)	-	-	-	-	-	-	-	-

(1) Durante el período finalizado el 30 de septiembre de 2001 se efectuaron aportes de capital en El Hornero S.C. y se cobraron dividendos de Prevención A.R.T. por 995.000 y 220.000, respectivamente.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Contador Público U.C.A
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ARTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ANEXO E

EVOLUCION DE LAS PREVISIONES, RESERVAS Y FONDOS POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2001

(Expresado en Pesos)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINU-CIONES	AUMENTOS	2001 SALDOS AL CIERRE DEL PERIODO	2000 SALDOS AL CIERRE DEL PERIODO	REFERENCIAS SOBRE DISMINUCIONES		REFERENCIAS SOBRE AUMENTOS
PREVISIONES								
Deducidas del Activo:								
Para Cuentas Incobrables	11,461,284	159,329	870,000	12,171,955	8,232,612	Consumo y/o recupero		Análisis individual de recuperabilidad (Nota 2.9)
Para Desv.de Inversiones	464,703	-	-	464,703	464,703			
	11,925,987	159,329	870,000	12,636,658	8,697,315			
Incluidas en el Pasivo:								
Autoseguro de Carga	-	-	-	-	252,000			
Autoseguro de Incendios	-	-	-	-	250,000			
Autoseguro Robo de Dinero	-	-	-	-	71,932			
Autoseguro Flotas	-	-	-	-	11,276			
Previsión Juicios	7,915,367	397,426	608,916	8,126,857	8,592,528	Absorción por acuerdos extrajudiciales		Cálculo sobre litigios laborales según informes de asesores legales(Nota 2.9).
	7,915,367	397,426	608,916	8,126,857	9,177,736			
TOTAL	19,841,354	556,755	1,478,916	20,763,515	17,875,051			
RESERVAS Y FONDOS								
Legal	1,279,030	-	-	1,279,030	1,279,030			
Acción Asist. y Laboral	2,860	-	36	2,896	2,723			Intereses y recuperos de préstamos otorgados al personal
Especial(Art. 42 Ley 20.337)	23,221,255	7,524,922	-	15,696,333	22,620,497	Absorción rdo.Ejercicio 00/01 Otros ingresos netos Ej. 00/01	(1,120,167) (6,404,755)	
Revalúo Técnico	106,312,768	1,763,310	-	104,549,456	111,862,684	Desafectación por depreciación y bajas de bienes de uso		
TOTAL	130,815,913	9,288,232	36	121,527,717	135,764,934			

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA ANEXO F
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

COSTO DE LAS MERCADERIAS VENDIDAS POR EL PERIODO DE TRES MESES TERMINADO

EL 30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos)

RUBROS	2001			2000
	RUBROS DE EXPLOTACION	OPERACIONES CON NO ASOCIADOS	TOTALES	TOTALES
Existencia al Comienzo del Ejercicio				
Productos Terminados	74,526,606	3,248,062	77,774,668	76,206,470
Compras y Costos de Producción				
Compras y Gastos de Fabricación (Anexo H)	122,423,892	1,138,524	123,562,416	127,344,289
Subtotal	196,950,498	4,386,586	201,337,084	203,550,759
Existencia Final Productos Terminados	89,612,254	3,770,359	93,382,613	69,332,879
Intereses Implícitos en Compras	4,586,656	177,995	4,764,651	3,154,140
Costo de las Mercaderías Vendidas	102,751,588	438,232	103,189,820	131,063,740

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA — ANEXO G
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA AL 30 DE SEPTIEMBRE DE 2001

COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos)

Rubros	2001				2000		
	Monto y clase de la moneda extranjera		Cambio Vigente	Monto en moneda local	Monto y clase de la moneda extranjera		Monto en moneda local
ACTIVO							
ACTIVO CORRIENTE							
CAJA Y BANCOS	20,868	DOLARES	1.00000	20,868	20,772	DOLARES	20,772
	2,471	REALES	0.35300	872	5,520	REALES	2,855
	22,000	LIRAS	0.00047	10	22,000	LIRAS	1[illegible]
	900	F.FRANCES	0.13890	125	850	F.FRANCES	122
	265	MARC.ALEM.	0.46550	123	265	MARC.ALEM.	128
	7,000	PESETAS	0.00549	38	7,000	PESETAS	40
	1,062	COR.DANES	0.12238	130	800	COR.DANES	101
	140	FCO. SUIZO	0.63100	88	140	FCO. SUIZO	85
	43,330	PES.CHILE	0.00143	62	43,330	PES.CHILE	81
	315	PES.URUG.	0.07240	23	315	PES.URUG.	27
	125	LIBRA EST.	1.45100	181	125	LIBRA EST.	189
INVERSIONES	-	-	-	-	1,532,864	DOLARES	1,532,864
CREDITOS POR VENTAS	20,386,923	DOLARES	1.00000	20,386,923	27,061,994	DOLARES	27,061,994
OTROS CREDITOS	933,901	DOLARES	1.00000	933,901	2,293,531	DOLARES	2,293,531
TOTAL				**21,343,344**			**30,912,798**
PASIVO							
PASIVO CORRIENTE							
PROVEEDORES	2,328,392	DOLARES	1.00000	2,328,392	1,813,147	DOLARES	1,813,147
	205,200	F.FRANCES	0.13890	28,502	140,400	F.FRANCES	19,038
DEUDAS FINANCIERAS	111,138,745	DOLARES	1.00000	111,138,745	12,894,430	DOLARES	12,894,430
OTRAS DEUDAS	465,143	DOLARES	1.00000	465,143	492,606	DOLARES	492,606
TOTAL				**113,960,782**			**15,219,221**
PASIVO NO CORRIENTE							
PROVEEDORES	1,661,480	DOLARES	1.00000	1,661,480	2,658,252	DOLARES	2,658,252
	-	-	-	-	64,800	FR.FRANC	8,787
DEUDAS FINANCIERAS	109,708,973	DOLARES	1.00000	109,708,973	185,598,057	DOLARES	185,598,057
TOTAL				**111,370,453**			**188,265,096**

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA ANEXO H
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 62 - Iniciado el 1 de Julio de 2001

COMPRAS Y GASTOS DE FABRICACION, ADMINISTRACION Y COMERCIALIZACION

POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2001 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos)

Rubros	2001				2000
	Compras y gastos de fabricación	Gastos de Administración	Gastos de Comercialización	Total	Total
Materia prima	72,599,207	-	-	72,599,207	70,361,982
Mano de Obra	13,545,767	2,066,642	4,894,359	20,506,768	22,269,089
Fletes y Traslados	3,948,454	286,488	7,904,115	12,139,057	12,772,035
Envases y Embalajes	14,474,728	-	222,942	14,697,670	14,944,825
Depreciación de Bienes de Uso (1)	3,906,325	93,801	287,737	4,287,863	5,573,349
Conservación de Bienes de Uso	1,215,540	6,728	89,772	1,312,040	1,879,965
Combustible y Energía Eléctrica	2,825,521	9,844	158,373	2,993,738	3,062,690
Publicidad, Promoción y Otros	880	255,082	8,027,137	8,283,099	5,095,797
Impuestos	1,475,703	6,832	822,361	2,304,896	2,410,229
Otros Servicios	335,729	250,611	684,744	1,271,084	837,909
Servicios Contratados a 3°	3,106,426	390,079	2,149,516	5,646,021	6,647,046
Otros	6,128,136	48,104	4,451,043	10,627,283	11,976,252
Total 2001	123,562,416	3,414,211	29,692,099	156,668,726	-
Total 2000	127,344,289	4,240,313	26,246,566	-	157,831,168

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

Firmado a efectos de su identificación
con nuestro informe de fecha 08-11-2001
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

MIGUEL OMAR ALTUNA
Presidente

Reseña Informativa del Ejercicio Finalizado el 30 de Septiembre de 2001:
(Comparativa con el mismo período de los cuatro ejercicios anteriores)

1) Actividades desarrolladas por la entidad: (*)

- *Los volúmenes de producción del período, tal como sucediera durante todo el ejercicio anterior, continúa mostrando en este trimestre un decrecimiento en el nivel de producción de leche respecto al mismo período del ejercicio anterior.*
- *Las ventas en volumen, cayeron respecto al mismo período del ejercicio anterior, fundamentalmente en las colocaciones al exterior a raíz que los excedentes de producción se comenzarán a embarcar en meses posteriores al cierre de este trimestre, dado que se han concretado importantes ventas. En tanto, el nivel promedio de los precios tiene una variación negativa en el mercado interno y levemente positiva en las colocaciones en el exterior.*
- *La rentabilidad se ubica en niveles negativos, como consecuencia del fuerte impacto en la devaluación del stock, que tiene origen en la disminución estacional de precios, hecho que hizo revertir los resultados esperados.*
- *Se mantiene sólida la estructura patrimonial y financiera, con un nivel de liquidez decreciente, dado las actuales características de nuestro ciclo de pagos y cobros. El nivel de endeudamiento se incremento respecto a trimestres anteriores, en virtud de necesidades financieras para afrontar el crecimiento de los conceptos incluidos en el activo corriente.*

2) Estructura Patrimonial Comparativa (en pesos):

	2001	2000	1999	1998	1997
Activo Corriente	351.919.644	286.760.033	264.172.930	233.357.338	202.644.918
Activo no Corriente	344.055.229	354.000.066	369.897.536	374.319.217	388.473.093
Total	695.974.873	640.760.099	634.070.466	607.676.555	591.118.011
Pasivo Corriente	296.385.513	167.677.914	215.209.824	177.323.969	156.318.073
Pasivo no Corriente	124.892.218	202.860.156	127.552.693	135.005.726	149.972.518
Subtotal	421.277.731	370.538.070	342.762.517	312.329.695	306.290.591
Patrimonio Neto	274.697.142	270.222.029	291.307.949	295.346.860	284.827.420
Total	695.974.873	640.760.099	634.070.466	607.676.555	591.118.011

3) Estructura de Resultados Comparativa (en pesos):

	2001	2000	1999	1998	1997
Resultado Oper. Ordinario	8.492.032	6.131.596	(1.011.444)	16.333.974	8.797.342
Resultados Financieros	(13.360.454)	(8.229.907)	(5.946.528)	(11.683.860)	(11.378.403)
Otros Ingresos y Egresos (1)	(3.348.092)	2.325.170	5.702.714	(453.097)	1.084.207
Fondo Promoción Cooperativa	(636.000)	(690.000)	(322.252)	(285.756)	(285.756)
Resultado Neto	(8.852.514)	(463.141)	(1.577.510)	3.911.261	(1.782.610)

1. *Incluye el resultado de inversiones permanentes*

Firmado a efectos de su identificación con nuestro informe de fecha 08-11-01
PISTRELLI, DIAZ Y ASOCIADOS
ENRIQUE J. COLOMBO
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Contador Público U.C.A.

4) Datos Estadísticos (en unidades físicas): (*)

- *Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.*

	2001	2000	1999	1998	1997
# Volumen de Producción	411.715	436.258	505.002	448.668	416.356
# Volumen de Ventas					
- Mercado Local	282.949	306.715	346.065	312.315	310.551
- Exportación	46.490	74.073	183.469	79.425	74.073
- Total	329.438	380.788	529.534	391.740	384.624

5) Índices:

	2001	2000	1999	1998	1997
Liquidez	1,19	1,71	1,23	1,32	1,30
Endeudamiento	1,53	1,37	1,18	1,06	1,08
Rentab. Ordinaria Anual	-3,10 %	-0,08 %	-2,14 %	5,48 %	-2,46 %

6) Perspectivas para el próximo ejercicio: (*)

- *Se supone un marco de referencia caracterizado por la continuidad de las variables macroeconómicas dentro del esquema del plan de convertibilidad vigente, pero con influencia significativa de los problemas coyunturales que afectan al país, los que indudablemente también repercuten negativamente en el desarrollo normal de la actividad de la empresa, principalmente en los aspectos referidos al consumo de los bienes producidos por la compañía y al acceso a capitales para el financiamiento.*
- *La evolución de la actividad industrial reflejará la tendencia naturalmente estacional de la producción de leche a nivel tambos. Los volúmenes de materia prima leche que se espera recibir serán menores a los recibidos en igual trimestre del ejercicio anterior y aún será menor la recepción de materia prima del resto de las empresas lácteas, ya que muchas de ellas se verán afectadas por las inundaciones de sus cuencas de captación de leche.*
- *Referido a los precios de venta de nuestros productos en el mercado interno, las expectativas de la empresa son de mantener el nivel de precios del año económico precedente, intentando mejorar el mix de ventas, potenciando las ventas de las marcas con mejor rentabilidad y colocar los excedentes de producción en el mercado externo, pero seleccionando los mercados de mayor rentabilidad y aprovechando las ventajas que significa la aplicación de las medidas económicas en este sentido (Factor de Convergencia), estimando obtener mejores precios que el año anterior en este segmento de mercado.*

Firmado a efectos de su identificación con nuestro informe de fecha 05-11-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 F° 8
ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 163

- *Esperamos el desarrollo de un nuevo ejercicio que -con los naturales efectos estacionales- nos permita alcanzar un nivel de rentabilidad levemente positiva al cierre del mismo.*
- *Nos encontramos en avanzadas negociaciones con la I.F.C. para la obtención de un nuevo préstamo, y estamos renegociando condiciones más favorables respecto de las condiciones de la segunda serie de las obligaciones negociables (Floating Rate Notes), lo que permitiría mejorar el actual perfil y características de nuestro endeudamiento, reemplazando ciertas deudas financieras y recomponiendo el capital de trabajo. Asimismo, el Convenio de Adhesión suscripto con AUT, que fuera aprobado con fecha 28 de septiembre de 2001 por la Asamblea General Ordinaria de SanCor, ha quedado en condición suspensiva, siendo su ratificación sujeta al acuerdo de nuevas condiciones de las partes entre sí y entre éstas y los accionistas de Milkaut S.A., situación que se halla en negociación a la fecha de emisión de los presentes estados contables. Se estima que la resolución favorable de estos aspectos tendrá un efecto altamente positivo para nuestra Sociedad Cooperativa.*

(*) Información no cubierta por el informe del auditor.

Firmado a efectos de su
identificación con nuestro
informe de fecha 8-11-01
PISTRELLI, DÍAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 – F° 8

RICARDO ALBERTO GARRONE
Presidente
Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

MIGUEL OMAR ALTUNA
Presidente

SANCOR C.U.L.

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001
PRESENTADOS EN FORMA COMPARATIVA CON EL MISMO
PERIODO DEL EJERCICIO ANTERIOR

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratifico mi firma que obra litografiada en las fojas que anteceden desde la página N° 1 hasta la página N° 28.

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

RICARDO ALBERTO GARRONE	ENRIQUE J. COLOMBO	MIGUEL OMAR ALTUNA
Presidente Comisión Fiscalizadora	Socio	Presidente
	Contador Público U.C.A.	
	C.P.C.E.C.F. T° 113 - F° 103	

Document 16

November 12, 2001

The Bank of New York
101 Barclay Street, 21W
New York, New York
10286 USA

Attention: Corporate Trust
Trustee Administration

Re: SanCor Cooperativas Unidas Limitada - U.S.$ 300.000.000
Euro Medium Term Note Program.

Ladies and Gentlemen:

We refer to the indenture entered into between SanCor Cooperativas Unidas Limitada ("Sancor"), The Bank of New York as trustee, co-registrar and principal paying agent and the other parties thereof, dated April 30, 1996 (the "Indenture").

In accordance with the requirement stated in Section 3 (b) of the Indenture we hereby certify that, to the best of our knowledge, Sancor is not in default in the performance and observance of any of the terms, provisions and conditions of Condition 11 of the Indenture.

Very truly yours,

SANCOR COOPERATIVAS UNIDAS LIMITADA

By: ______________________
Mario César Magdalena
Financial Manager

SanCor

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000/420101
Oficinas en Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-5382-7200/ 5382-3350
Fax 54-11-4334-7357
República Argentina

Document 17

ANDERSEN

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

CERTIFIED INDEPENDENT PUBLIC ACCOUNTANT´S REPORT

ON REVIEW OF THE INDENTURE

To the Board of Directors of The Bank of New York

In accordance with generally accepted auditing standards in Argentina, we have audited the balance sheet of Sancor C.U.L as of June 30, 2001, and the related statements of income, changes in cooperative equity and cash flows for the year then ended, and have issued our report thereon dated September 6, 2001.

Our audit examination has included a review of the terms and conditions of the US$50,000,000 11% fixed rate Negotiable Obligations due 2001 issued under the Indenture, as defined below, (the "Notes") and the Indenture (the "Indenture") dated April 30, 1996, executed between The Bank of New York (as Trustee, Co-Registrar and Principal Paying Agent), The Bank of New York S.A. (as Registrar and Paying Agent), Banque Générale du Luxembourg (as Paying Agent and Transfer Agent) and Sancor C.U.L. (as Issuer), particularly Exhibit "A", Conditions 10 and 11. Condition 10 contains the covenants of the Company relative to the maintenance of certain financial ratios and other conditions; condition 11 contains the Events of Default, Events of Acceleration and Events of Nonpayment.

In connection with our audit examination of the terms and conditions of the Notes and Exhibit "A", Conditions 10 and 11 of the Indenture, as they relate to accounting matters, please be informed that no event has come to our attention, except for those matters mentioned in our auditor's report dated September 6, 2001, that, with notice or lapse of time or both, would constitute an Event of Default, Event of Acceleration or Event of Nonpayment (as such terms are defined in the Indenture). We have made our examination of the terms of the notes and the Indenture as we deemed necessary to express this opinion. However, our audit was not primarily directed towards obtaining knowledge of the existence of such events.

Buenos Aires
September 19, 2001

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Document 18

memoria y balance 2000 - 2001

SanCor

SanCor Cooperativas Unidas Limitada

memoria y balance

ejercicio 2000 / 2001

SanCor Cooperativas Unidas Limitada

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Consejo de Administración

Período 2000 - 2001

ORESTE JOSÉ MANRIQUE
Presidente

JUAN CARLOS GIOVENALE
Vicepresidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

EMILIO GERARDO WALTER
Prosecretario

JORGE OSVALDO DRUETTA
Tesorero

ALBERTO EDUARDO SÁNCHEZ
Protesorero

MIGUEL OMAR ALTUNA
Vocal Titular

WALTER VALENTÍN TOLDO
Vocal Titular

MIGUEL ÁNGEL CARDINALI
Vocal Titular

CLEMAR JUAN G[illegible]
Vocal Titular

JUAN CARLOS MEIA
Vocal Titular

ALBERTO CÉSAR VÁZQUEZ
Vocal Titular

OCLIDES AMATORE CARDELLINO
Vocal Suplente

RAÚL ANTONIO [illegible]ZANA
Vocal Suplente

ROBERTO OSVALDO [illegible]
Vocal Suplente

ARIEL ALDO SALERA
Vocal Suplente

Comisión Fiscalizadora

Período 2000 - 2001

RUBÉN DARÍO ECHAVARRI
Presidente

RICARDO ALBERTO GARRONE
Síndico Titular

RICIERI LUIS PAULÓN
Síndico Titular

ORLANDO ANTONIO BELETTI
Síndico Suplente

JAVIER ALBERTO BERTERO
Síndico Suplente

RAÚL FLORENCIO MORALES
Síndico Suplente

Convocatoria

SUNCHALES, 24 de agosto de 2001

A la Cooperativa de Tamberos:
De nuestra consideración:

Ref.: Convocatoria a Asamblea General Ordinaria de Asociadas.-

Nos dirigimos a esa estimada asociada, a los efectos de invitarla a la Asamblea General Ordinaria que nuestro Consejo de Administración convoca para el ***viernes 28 de setiembre de 2001 a la hora 8***, en esta Casa Central, ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe), para tratar el siguiente:

ORDEN DEL DÍA

1°.- Comisión de Poderes.-

2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario.-

3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa de Tamberos «San Antonio» Ltda. N° 483 y Cooperativa Limitada de Tamberos «El Molino» N° 463, dado lo establecido por el Artículo 11° (inciso c) de nuestro estatuto social, según información y propuesta que en relación a cada una de las nombradas se anexa.-

4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 61° ejercicio económico cerrado el 30 de junio de 2001. Informes de la Comisión Fiscalizadora y de la Auditoría Externa.-

5°.- Consideración de la ratificación de lo convenido por el Consejo de Administración sobre la transferencia de activos y pasivos de Asociación Unión Tamberos Cooperativa Limitada, de acuerdo al comentario adjunto.-

6°.- Consideración de autorización al Consejo de Administración para que SanCor Cooperativas Unidas Limitada participe en una sociedad cuyo objeto principal es la industrialización y/o comercialización de productos alimenticios, como consecuencia del punto anterior. Se adjunta información.-

7°.- Consideración de la propuesta de financiación por parte de la Corporación Financiera Internacional, según detalle anexo.-

8°.- Consideración de la reforma del Estatuto de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.-

9°.- Consideración de la reforma del Reglamento Interno de SanCor Cooperativas Unidas Limitada, según proyecto que se anexa.-

10°.- Consideración sobre la aprobación de un Reglamento de Funcionamiento de un Comité de Dirección, según proyecto que se adjunta.-

11°.- Consideración sobre la suspensión de los reembolsos de capital que pudieren corresponder por un término máximo de tres ejercicios económicos, en el marco de la Resolución N° 1027/94 del ex-Instituto Nacional de Acción Cooperativa (ahora Instituto Nacional de Asociativismo y Economía Social). Se anexa información.-

12°.- Consideración de un Programa Global de emisión de valores representativos de deuda a corto plazo (TCPs) de hasta US$ 100.000.000 y de la autorización al Consejo de Administración para la determinación de los Términos y Condiciones del Programa, según información y propuesta que referido a ello se adjunta.-

13°.- Consideración de los artículos 67° y 78° de la Ley 20337, según información que se acompaña.-

14°.- Designación de una Junta Escrutadora. Elección de cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores ORESTE JOSÉ MANRIQUE, JUAN CARLOS GIOVENALE, ENRI-

QUE FRANCISCO BARUFALDI y JORGE OSVALDO DRUETTA. Elección de cuatro Consejeros Suplentes, en reemplazo del Ing. Agr. OCLIDES AMATORE CARDELLINO y de los señores RAÚL ANTONIO MARANZANA, ROBERTO OSVALDO MARCHIARO y ARIEL ALDO SALERA, por terminación de mandatos. Elección de un miembro titular para integrar la Comisión Fiscalizadora, en reemplazo del señor RUBÉN DARÍO ECHAVARRI, a raíz de concluir su mandato. Elección de tres suplentes para dicha Comisión, en reemplazo de los señores ORLANDO ANTONIO BELETTI, JAVIER ALBERTO BERTERO y RAÚL FLORENCIO MORALES, por finalización de mandatos.-

Saludámosles atentamente.



EMILIO GERARDO WALTER
Prosecretario a/c de la Secretaría



ORESTE JOSÉ MANRIQUE
Presidente

ARTÍCULO 31º.- Las asambleas se realizarán válidamente, sea cual fuere el número de asistentes, una hora después de la fijada en la Convocatoria, si antes no se hubiere reunido la mitad más uno de los delegados que representan a las cooperativas asociadas.-

NOTA: Por separado, remitiremos a cada cooperativa adherida la Memoria, Balance y demás Anexos relacionados con el «orden del día». No obstante, en su momento dicha documentación también se encontrará disponible en esta Administración Central y/o en cada una de nuestras Plantas Industriales, según lo dispuesto por el artículo 24° del estatuto.-

memoria

ejercicio 2000 - 2001

SanCor Cooperativas Unidas Limitada

A las Cooperativas Asociadas:

De conformidad a las disposiciones vigentes, sometemos a vuestra consideración la presente Memoria, Estado de Situación Patrimonial y Resultados, correspondientes al ejercicio económico comprendido entre el 1 de julio de 2000 y el 30 de junio de 2001.

Situación del sector lácteo

Tras casi diez años de sostenido crecimiento, la producción lechera nacional ingresó en un ciclo negativo; sobre todo, como consecuencia de la situación del país. Los volúmenes registrados durante el año 2000, con una disminución del 7% sobre el precedente, dieron el primer aviso.

En el período que estamos considerando persistieron y se acentuaron las circunstancias que determinaron el cambio de tendencia. Tanto los productores como los industriales vieron afectadas sus actividades; y no sólo ellos: resulta obvio que este retroceso afecta al país en su conjunto.

Tampoco se ha podido avanzar en el consenso sobre algún instrumento de promoción basado sobre el compromiso entre representantes sectoriales –productores, industria, instituciones gremiales del agro– y el Estado. El arancel sobre la importación de lácteos aporta un auxilio oportuno, como pueden hacerlo programas puntuales de ayuda a la competitividad. No obstante, exige todavía una respuesta global la necesidad de establecer para nuestra lechería una política nacional, acorde con sus esfuerzos y el mérito de haber ganado prestigio para el país en los mercados del mundo.

El aspecto aludido en último término es, precisamente, uno de los afectados por la disminución de la producción. Perdemos continuidad en las exportaciones, más allá de las consideraciones que puedan hacerse en estos momentos sobre rentabilidad. A los obstáculos habituales que enfrentan las exportaciones argentinas –subsidios, proteccionismo– se agregó ahora la hipersensibilidad suscitada por cuestiones sanitarias, como la aftosa, en el ámbito local, y la enfermedad de "la vaca loca", en países europeos. Los importadores de lácteos tomaron recaudos adicionales que entorpecen más el comercio internacional de lácteos.

Dentro del país, el deterioro económico, en general, y la disminución del poder adquisitivo, en particular, dificultan de diversos modos el desenvolvimiento de la actividad sectorial.

En el mercado interno ha disminuido el consumo de lácteos, el sector productivo sigue perdiendo poder de negociación frente a la concentración de las ventas minoristas y la dura competencia ha inducido, en ciertos casos, procedimientos cuestionables.

A pesar de estas circunstancias, la mayoría de las empresas, así como el grueso de los productores, continúan buscando alternativas de superación. Aunque en menor intensidad que en épocas anteriores, se registran inversiones y el mercado da testimonio de las innovaciones en procura de agregar más valor a los productos.



Labor de nuestra organización

Las actividades del ejercicio que comentamos se orientaron al afianzamiento de logros vitales para la cooperativa en las presentes circunstancias. Eso quedó materializado por la intensificación de acciones en diversos campos: la calidad, la innovación, la reducción de costos, el apoyo a la identificación de la marca en los mercados de exportación y la asociación con empresas nacionales e internacionales, entre otros.

Decreció el volumen de leche procesada en este período, pero la materia prima aportada por los productores asociados alcanzó muy altos grados y porcentajes de calidad; muestra, sin dudas, de una decisión firme de sortear sus desafíos de rentabilidad y alinearse con los objetivos de nuestra institución. SanCor, por su parte, trató de responder a esa actitud con medidas tendientes a retribuir directamente al tambo con el máximo posible de los importes girados en concepto de pago a la producción.

Casi el 24% de la leche industrializada tuvo por destino los mercados internacionales. En este ejercicio decayó la performance en el Mercosur: las ventas a Brasil sumaron menor volumen y baja rentabilidad.

Pero hubo avances en la organización de la distribución en varios países, incluidos los Estados Unidos, mayor acercamiento de la marca a los consumidores, envíos de productos con más valor adicional. Aunque los resultados globales no fueron los deseables, la operatoria es congruente con la decisión estratégica de SanCor respecto de su proyección internacional.

Como el resto de las empresas, SanCor sufrió la recesión del mercado interno, donde los precios mayoristas y minoristas reflejaron la situación declinante de la economía. Por añadidura, las primeras marcas debieron asimilar el impacto mayor. Con todo, la participación porcentual de SanCor en las ventas de lácteos demostró la dedicación al aspecto comercial y la atención a la evolución del mercado y sus segmentos de interés particular. Lanzamientos, acciones promocionales y la aplicación de herramientas informáticas se contaron entre los recursos puestos en juego para sostener e incrementar, en algunos rubros, la preferencia por nuestros productos. La calidad y el servicio, invariablemente y por sobre todo, se privilegiaron como argumentos fundamentales para ganar la decisión de los consumidores. La disminución general de márgenes de utilidad obligó al análisis permanente de los costos en todos los aspectos de la gestión empresaria: el transporte de la materia prima, la elaboración industrial, la distribución de los productos, la comercialización, las finanzas y administración, a grandes rasgos, fueron objeto de medidas tendientes a su mejoramiento sistemático, sustentado en la capacitación correlativa de los recursos humanos.

Tampoco se descuidaron las gestiones ante organismos oficiales y autoridades provinciales y nacionales. Delegaciones de la cooperativa reiteraron visitas o entrevistas para plantear situaciones puntuales y dar a conocer la posición de SanCor ante los problemas propios, sectoriales o de los productores agropecuarios en su totalidad.

En definitiva, a los contratiempos se les dio respuesta, no sólo con un tratamiento estratégico planificado en detalle, sino también con firme decisión, multiplicando los esfuerzos a nivel institucional. Más que nunca, el sentido cooperativo y solidario, animó la gestión empresaria, en pos de salvaguardar la actividad productiva, el trabajo y la esperanza de aquellos cuyo futuro está identificado con el de SanCor.

Vínculos y gestiones

En este ejercicio destacamos dos importantes distinciones a SanCor: el Premio a la Exportación Argentina, entregado por la revista Prensa Económica, en razón de haber sido la empresa que más exportó en el rubro lácteo en 1999, y la distinción al Mérito Industrial otorgada por la Federación Industrial de Santa Fe, por su labor empresarial.

La Federación de Centros Juveniles Agrarios Cooperativistas siguió adelante con su plan de capacitación técnica, social y cultural de los hijos de productores tamberos. Tuvieron particular significación los distintos actos desarrollados para la conmemoración de los 50 años de la fecha de la fundación de la entidad, el 10 de setiembre de 1950.

La Fundación SanCor diseñó el Plan Educativo SanCor, tendiente a coordinar los esfuerzos de capacitación de la empresa. Continuó con el dictado de cursos destinados a dirigentes, asociados y funcionarios de cooperativas de las provincias de Santa Fe y Córdoba. Mediante un convenio con el Ministerio de Agricultura, Ganadería, Industria y Comercio de la pro-


SanCor
SanCor

vincia de Santa Fe (MAGIC), organizó cursos con una nueva oferta académica: la capacitación a distancia vía satelital. Y prosiguió con el desarrollo de un programa específico, en virtud de un acuerdo con la Dirección de Fomento Cooperativo y Mutuales de la provincia de Córdoba.

En el ámbito gubernamental, las principales acciones del ejercicio se desarrollaron tanto en el plano provincial como nacional. En el primer caso, ello coincidió con una participación activa de los Consejos Provinciales de Lechería de las principales provincias productoras. En el nivel nacional se destacaron, principalmente, las gestiones vinculadas a lograr la elaboración e implementación de programas de competitividad para el sector lechero argentino, así como otras acciones propias de la vida empresaria de SanCor, entre las que se incluyen, además de los contactos con diferentes estamentos gubernamentales, los vínculos institucionales con el SENASA, el INTA y las universidades.

En lo que respecta a las actividades desempeñadas en el plano privado, se continuaron las acciones en las principales cámaras sectoriales e instituciones a las que pertenecemos. Entre otras, cabe destacar el trabajo llevado adelante en entidades específicas como: Centro de la Industria Lechera (CIL), Coordinadora de las Industrias de Productos Alimenticios (COPAL), Unión Industrial Argentina (UIA), Junta Intercooperativa de Productores de Leche (JIPL), y Confederación Intercooperativa Agropecuaria Cooperativa Limitada (CONINAGRO). La actividad institucional de SanCor, no sólo estuvo circunscripta a cuestiones sectoriales específicas, sino que además abarcó aspectos más amplios del desarrollo social y nacional; como ejemplo de ello, puede mencionarse la activa participación en los foros del Instituto para el Desarrollo Empresarial de la Argentina (IDEA) y en el Consejo Interamericano de Comercio y Producción (CICyP), entre otras.

En el plano internacional, se desarrollaron acciones de nivel oficial vinculadas con los diferentes frentes de negociación externo que mantiene nuestro país. También en el nivel internacional, pero en el ámbito privado, se ha continuado la participación en la Federación Panamericana de Lechería (FEPALE) y en la Federación Internacional de Lechería (FIL).

Finalmente, cabe destacar que la situación de crisis que está atravesando el sector lechero argentino –a la que se suma la profunda recesión de nuestro mercado interno– hizo necesario canalizar y coordinar numerosas entrevistas y reuniones de trabajo con funcionarios de los poderes ejecutivo y legislativo, tanto nacional como provincial. Cabe señalar que entre ellos se llevaron a cabo entrevistas con el Señor Presidente de la Nación y con Ministerios, Secretarías y Subsecretarías.

Planeamiento y control de gestión

El Planeamiento –una herramienta fundamental en la administración de nuestra empresa– nos permitió monitorear eficazmente la gestión en el marco de continuos cambios, producto de la profundización de la globalización de los mercados.

La principal tarea se centró en el control mensual de las acciones y metas establecidas en el inicio del período 2000-2001. Esto posibilitó, aún en un contexto recesivo, analizar el grado de concreción de los objetivos y, ante situaciones no previstas, encontrar caminos alternativos para superarlas.

Dentro del Planeamiento Operacional, cumplió un rol preponderante el Sistema Presupuestario. Este sistema fue mostrando un adecuado desempeño, que posibilitó alinear la realidad con lo previsto originalmente y analizar, en forma permanente, la evolución de las erogaciones de la cooperativa. En este sentido, al disponer de un sistema de información actualizada de todas las unidades operativas descentralizadas, logramos un avance significativo hacia un mayor autocontrol.

Producción Primaria

Con la constitución del Área de Actividad Primaria, se estableció un mecanismo que dinamiza el tratamiento de todos los temas que involucran al sector, cuyos protagonistas son las cooperativas adheridas y sus productores asociados.

En el presente ejercicio se produjo un significativo avance en el Sistema de Aseguramiento de la Calidad SanCor, con más de 300 tambos ubicados en el rango de leche PLUS, todos los días. De esta manera, superamos ampliamente los objetivos planteados en relación con la calidad de la materia prima que recibimos (más del 90% de la categoría «A»).

Asimismo, el Departamento de Abastecimiento de Materia Prima y Comunicaciones ha planteado, a través de sus Servicios Regionales de Atención a Cooperativas, la revisión del Sistema de Pago, de forma tal que al contar con la opinión de las cooperativas y sus productores, puedan plantearse las adecuaciones pertinentes en un marco activo y participativo, acorde

nivel de producción


Ej. 97/98 = Base 100
125
120
115
110
105
100
95
97 / 98
98 / 99
99 / 00
00 / 01
producción
tendencia

con los momentos actuales. El nivel de producción de leche promedio se ubicó en alrededor de 4.400.000 litros diarios.

Asistencia a Cooperativas

Teniendo en cuenta la difícil situación que atravesó en este período el sector lácteo y el país en su conjunto, la estructura que compone el Área de Actividad Primaria, con todos sus técnicos, redobló el trabajo de apoyo a cooperativas y tambos, como una forma de alentar y preservar la actividad. Se pusieron al servicio de los productores herramientas de gran utilidad, tales como la adecuación de los modelos productivos de los tambos, la apropiación de tecnologías sustentables que contribuyen a una mayor eficiencia y la gestión empresarial.

Por fuera de la actividad productiva en los tambos, la empresa se ha propuesto un objetivo de significativa implicancia, cual es la modernización y eficientización de la logística de recolección de leche. Esta, en manos de las cooperativas adheridas, beneficiará a las mismas en forma directa, a sus productores y a la empresa en su conjunto.

Asimismo, la Comisión de Actividades Primarias intensificó la comunicación con todas las zonas comarcales, acción que se profundizará en el transcurso del próximo ejercicio.

La empresa continuó prestando apoyo a sus asociadas para lograr mayor eficiencia en la gestión y efectivos controles sobre aspectos administrativos y operativos. Se brindó un asesoramiento importante sobre cuestiones institucionales, reforma de los estatutos sociales e integración entre cooperativas primarias.

Para dar cumplimiento a pautas estatutarias en cuanto al régimen de información de dichas entidades –tanto en aspectos de producción como en cuestiones de índole económica y financiera–, se implementaron estrategias y acciones tendientes a desarrollar una labor preventiva de control en las cooperativas adheridas y a fortalecer el vínculo de interdependencia que debe existir con las mismas.

Política Industrial

En el marco de la evolución organizacional iniciada durante el ejercicio pasado, se consolidó la acción conjunta entre Gestión de la Producción y Mantenimiento y Operaciones Industriales.

Este trabajo coordinado redundó en una mejor planificación de la actividad industrial y repercutió positivamente en la integración con la gestión logístico-comercial-operativa, así como en la optimización de los costos industriales acorde con las necesidades del contexto que exige la permanente búsqueda de puntos de equilibrio.

El perfil de carga de trabajo de las plantas industriales fue similar al del período anterior, lo cual permitió continuar con paradas transitorias que se aprovecharon para tareas de mantenimiento, compensación de necesidades de personal –acorde con demandas puntuales– y para afrontar un plan global de redireccionamiento industrial, orientado a consolidar las estructuras.

Los roles delineados para cada función están evolucionando hacia una mayor aplicación del concepto de

agregado de valor a lo largo de toda la cadena empresaria, donde el eslabón industrial constituye un soporte de la estrategia integral.

La actividad de Procesos, Calidad, Desarrollo e Ingeniería apuntó a consolidar reordenamientos, adecuaciones y nuevas instalaciones. Es el caso de las acciones concretadas para los rubros quesos, yogures y leches especiales o la adaptación y relanzamientos de líneas de productos, en función de los requerimientos del mercado.

En este sentido, cabe mencionar el desarrollo, ejecución y apoyo a la gestión comercial en productos especiales como Bio Salud, y también la relación contractual lograda con Laboratorios Bagó S.A. para toda la línea de leches infantiles en el mercado latinoamericano. Asimismo, se reconvirtió la Planta Hurlingham, orientándola al procesamiento de jugos, manteniendo sus activos productivos.

Política Comercial

El escenario actual está caracterizado por una fuerte concentración de la venta en las grandes cadenas de supermercados –que abrieron bocas de expendio en todo el país– y por un consumo cauteloso y restringido. Esta circunstancia modificó los hábitos de compras de los consumidores, que optan por la búsqueda de mejores precios en los productos de consumo masivo.

Este marco –que afecta la participación de las primeras marcas– trae como consecuencia una disminución en las ventas de los comercios minoristas. Por ello fue necesario apoyar las estructuras de distribución, concentrando el trabajo de nuestra fuerza de ventas en adecuar los canales para cumplir con los objetivos proyectados.

Así, se planificaron cambios en los esquemas de ventas, que nos permitirán, a través del Canal de Concesionarios, ganar mayor participación en comercios de buen potencial, y afianzarla mediante el rediseño de zonas. Para alcanzar ese objetivo estamos generando condiciones que motiven y permitan lograr una mayor consolidación de la figura del distribuidor exclusivo de SanCor.

A fin de mejorar el rendimiento y la rentabilidad, reorganizamos las estructuras comerciales por regiones, adecuamos las áreas de cobertura de algunas sucursales de ventas y pusimos en marcha pruebas piloto tendientes a reformular la operatoria de nuestros concesionarios.

En el Canal de Supermercados también se están proyectando cambios importantes, orientados a tecnificar la gestión para mejorar las negociaciones, rentabilizar las cuentas y mejorar los mix de productos, enfatizando el protagonismo de nuestra primera marca.

Para su aplicación, iniciamos la experiencia de manejo de las cadenas mediante el sistema de dirección por cuentas clave. La misma está apoyada por una acción más organizada e intensiva de Trade Marketing (apoyo en punto de venta), con un trabajo planificado de merchandising que nos permitió mejorar el control de la rotación y exhibición de nuestros productos en góndolas, y disminuir las devoluciones por expiración de fechas.

Al final del ejercicio se creó el Departamento de Actividad Láctea Vinculada, cuya finalidad es la de coordinar la actividad de Cotar y San Marco, así como también intensificar la relación y la operatoria con otras empresas, tanto en lo concerniente a materia prima e industrialización, como en la comercialización. Este Departamento tiene el doble propósito de ampliar el volumen de negocios corporativos y ejercer una mayor gravitación en la regulación de los mercados.

Su función comercial principal es ordenar y administrar las ventas por el Canal Mayorista a nivel país, en lo que respecta a la distribución de productos lácteos, chacinados y otros. De ese modo, se alcanzará una mayor intervención e influencia en esta importante vía de distribución, que se encuentra en pleno proceso de transformación y concentración, y que es muy utilizada por nuestros competidores.

Este sector, cuya incidencia se verá reflejada con más claridad a partir del próximo ejercicio, actuará con una política marcaria y de precios que se complementa de forma no conflictiva con el resto de los canales.

Durante el ejercicio en análisis, SanCor encaró acciones para revitalizar su imagen de marca. Las más importantes fueron las diferentes campañas publicitarias realizadas en apoyo a sus líneas y productos, que repercutieron muy favorablemente en los consumidores.

En cuanto a su desempeño dentro de las diferentes categorías, merece los siguientes comentarios:

Quesos: El mercado de quesos en la Argentina ha mostrado, en los últimos cinco años, un crecimiento sostenido de volumen que la ubica entre los siete países con mayor consumo per cápita (12,1 kg. por persona). En el período 2000-2001, a pesar del fuerte apoyo publicitario y comercial que desarrolló la competencia, SanCor mantuvo su posición de líder, registrando a su vez una tendencia al crecimiento en la participación total. Ello se logró mediante la realización de diferentes campañas publicitarias orientadas a


YOGUR ENTERO
SanCor
Natur

reforzar su imagen como especialista en quesos, representada a través de la figura de los «Maestros Queseros», y de campañas específicas orientadas a algunos tipos de queso, tales como Por Salut. El apoyo publicitario fue acompañado con una fuerte atención al punto de venta en los aspectos vinculados a la política de precios, presencia de producto y calidad de exhibición.

SanCor continúa liderando la categoría Quesos Fundidos Untables en Potes, con su producto Tholem, que logró incrementar su participación hasta superar holgadamente la mitad del mercado. Los resultados iniciales de una acción promocional comenzada a fin de este ejercicio permiten pronosticar que el crecimiento de la participación de Tholem seguirá en aumento durante el nuevo período.

Aunque con un cambio en el mix de las marcas de SanCor, la empresa continúa posicionándose fuertemente como líder de la categoría Quesos Rallados. El cambio citado responde a la misma tendencia que se percibe en todas las líneas de productos, y que tiene que ver con el avance de la participación de las segundas marcas sobre las primeras por motivos vinculados a la recesión que se vive internamente.

Yogures, Leche Bio y Postres: Dentro de la categoría Yogur, se consiguió revertir la tendencia decreciente de la participación en el mercado, logrando un incremento significativo que favorece las expectativas de crecimiento.

Durante este ejercicio se relanzó Yogs (yogur bebible), y se lanzaron dos nuevas líneas de yogures con marcas propias: SanCor Natur (yogur con frutas), y SanCor Vida (yogur saborizado), que responden a demandas de diferentes segmentos del mercado.

Estos lanzamientos contaron con apoyo publicitario y promocional. El comercial utilizado para el relanzamiento de Yogs, «Remeros», logró el primer premio en la categoría alimentos, otorgado por el FIAP –Festival Ibero Americano de Publicidad– y los envases de esta línea fueron reconocidos con la Estrella del Sur por el Instituto Argentino del Envase.

En el caso de SanCor Mix (yogur con cereales), se actualizó la forma y el diseño del envase, adaptándolos a los requerimientos de los consumidores de yogur, que demandan innovación y actualización permanente. Con este producto en particular, se logró un incremento de nuestra participación dentro del mercado de yogur con cereales.

Con la leche Bio, SanCor mejoró su desempeño en el mercado de los probióticos, logrando una participación de más de la mitad del consumo total.

Los postres Sancorito, orientados al mercado infantil, lograron mantener su participación mediante la inclusión de nuevos personajes en el diseño de los potes. Estos personajes pertenecen a las más afamadas historietas y películas infantiles que se emiten habitualmente por canales de cable de gran audiencia. Para su inclusión contamos con la licencia exclusiva de Warner Bros, titular de los mismos.

Leches Fluidas: El mercado total sigue mostrando una tendencia creciente en el consumo de las leches Ultra Alta Temperatura (U.A.T.) por sobre las refrigeradas. SanCor lidera ese mercado, logrando –a junio de 2001– una participación con todas sus marcas del 43,2%. Entre las refrigeradas, la participación es del 12,2%, a la misma fecha.

En el futuro, se prevé un avance más lento de las U.A.T. sobre las refrigeradas, debido a que los consumidores más permeables ya han sido captados. Ahora corresponde accionar sobre aspectos conceptuales y no sólo referidos a la conveniencia. En este sentido, para promover el consumo de las U.A.T. y en particular las de la marca SanCor, se ha desarrollado una campaña publicitaria que comenzó a fines de este ejercicio y cuyos resultados favorables ya están siendo percibidos.

Con respecto a las leches refrigeradas, la empresa sigue participando con la leche microfiltrada SanCor Max y sus pasteurizadas en sachet, que compiten principalmente en el mercado de precio.

Leche Chocolatada: Este mercado muestra un comportamiento estable. Se ha logrado mantener el segundo lugar en participación, a pesar de las fuertes acciones publicitarias realizadas por el líder del rubro, donde el precio se ha transformado en el atributo de mayor relevancia en la toma de la decisión de compra.

Leche en Polvo: La comercialización de este producto sigue presentando una tendencia a la baja en el consumo doméstico. El mercado industrial, en cambio, muestra signos de crecimiento.

Manteca: El consumo nacional mostró un leve crecimiento, debido a la actitud agresiva de la competencia en precios con segundas y terceras marcas. SanCor priorizó la optimización del precio promedio, a pesar de lo cual mantuvo el liderazgo de la categoría.

Crema de Leche: El mercado total ha mostrado un comportamiento similar al de manteca. Continuamos siendo líderes en el interior del país y segundos en el área de Capital y Gran Buenos Aires.


SanCor
Queso
Azul
MAESTROS QUESEROS
QUESO
PEPATO
ARGENTINO
ROVOLONE

Dulce de Leche: La empresa logró mantener su participación y presencia de marca, aún en un mercado atomizado y con permanentes ofertas de precios.

Cremas Heladas: Este mercado se caracterizó por la comoditización del consumo: las primeras marcas tienden a bajar su participación o a retenerla mediante una significativa baja de precios. Actualmente, estamos redefiniendo nuestra política comercial en esta línea de productos.

Jugos: Comparando los dos últimos años móviles, surge que el mercado de jugos ha crecido, fundamentalmente, a través de productos no puros. Al igual que otros concurrentes que tienen centrada su oferta en jugos puros, la participación de SanCor se ha visto reducida. En este sentido, para disminuir la incidencia de los costos fijos de las instalaciones destinadas a esta categoría, se han concretado contratos de fasón para terceros.

Mayonesa y Salsa Golf: Una importante baja en los costos fijos implicados en la elaboración de estos productos permitió una política más agresiva de precios que se reflejó en un aumento del volumen de ventas.

Miel: A pesar de las agresivas políticas de precios llevadas a cabo por la mayoría de los concurrentes a este mercado, pudimos sostener el mismo volumen de ventas del ejercicio anterior.

Aceitunas y Encurtidos: Se lograron mejoras en la calidad y las presentaciones de estos productos provistos por la Federación de Centros Juveniles Agrarios Cooperativistas «Zona SanCor». Estos desarrollos han permitido superar los volúmenes de venta del ejercicio pasado.

exportaciones



Ej. 97/98 = Base 100
180
170
160
150
140
130
120
110
100
97 / 98
98 / 99
99 / 00
00 / 01
ventas
tendencia

	97 / 98	98 / 99	99 / 00	00 / 01
ventas	100,0	157,9	171,0	132,2
tendencia	106,2	110,7	115,2	119,7

ventas por líneas de productos
mercado interno



40 %
30 %
20 %
10 %
0 %
30,9 %
29,8 %
10,6 %
9,5 %
7,4 %
6,0 %
3,2 %
2,6
Leche Fluida
Quesos
Leche en polvo
Yogures y flanes
Manteca
Crema
Dulce de leche
Otros
líneas de productos



COMO SALUDABLE
OR BIO
SanCor
SANCOR BIO
SanCor
Light
SANCOR BIO
SanCor
FRUTILLA
SANCOR BIO
SanCor
Light
FRUTILLA

Negocios Internacionales

La colocación de productos lácteos argentinos en el escenario internacional se vio afectada de diversas formas por factores fito y zoosanitarios (transgénicos, "vaca loca" y aftosa). Esto derivó en que muchos países pusieran barreras contra el ingreso de nuestras mercaderías.

Durante el ejercicio 2000-2001, la cooperativa realizó operaciones por un monto de US$ 88.294.815, cuyo volumen significa el 23,64% de los litros de leche industrializados. Atendiendo a una menor disponibilidad de saldo exportable, el principal objetivo fue incrementar la participación de productos con mayor valor agregado, y lograr así un crecimiento del precio promedio por litro de leche derivado al mercado externo.

Se siguió trabajando para afianzar la distribución de productos de la marca SanCor a los consumidores de los países de la región: Brasil, Paraguay, Chile, Bolivia y Perú, con resultados satisfactorios. Asimismo, se orientó parte del esfuerzo al desarrollo de nuevos distribuidores en Uruguay y México, país a donde ya hemos enviado productos.

En Brasil, se mejoró la distribución en los Estados de San Pablo, Río de Janeiro y Paraná. Se amplió la variedad de productos, incrementando nuestra participación en el segmento de quesos especiales. Además, se intensificaron las acciones promocionales para crear imagen de marca. Los volúmenes comercializados fueron mayores que los del ejercicio 1998-1999, aunque obviamente menores que los del 1999-2000, cuando la mayor cantidad de leche disponible nos llevó a colocar importantes cantidades adicionales en ese país.

La facturación de SanCor do Brasil durante el ejercicio fue de US$ 24.346.974, aunque su rentabilidad resultó afectada por la constante devaluación de la moneda brasileña respecto del peso, en un contexto de estabilidad de los costos de producción.

En adelante, se prevé comercializar productos de algunas líneas elaborados en ese país. Esto ayudaría a nuestra operatoria comercial, y a contrarrestar el resultado económico negativo que genera la asimetría cambiaria y de costos con nuestro país.

Destacamos el buen comienzo de las actividades de SanCor Dairy Corporation, con la concreción de operaciones a través del uso de las cuotas propias para importación de quesos en Estados Unidos. Esto contribuyó a mejorar nuestro negocio en ese mercado.

Se celebró un importante acuerdo con Laboratorios Bagó de la Argentina –líder en el mercado farmacéutico latinoamericano– para la comercialización de fórmulas infantiles en toda Latinoamérica, excepto en la Argentina. En el marco de este acuerdo, ya se realizó el lanzamiento en Paraguay.

Observamos una tendencia favorable en el mercado que nos permitirá mejorar nuestra performance general. Un indicador de la misma es la estabilidad en los niveles de precio del mercado internacional, con perspectivas de mantenerse hasta la mitad del próximo ejercicio. En este sentido, nuestro objetivo seguirá siendo intensificar la colocación de productos de mayor valor agregado. No obstante, las exigencias sanitarias de los distintos países –traducidas en medidas paraarancelarias– seguirán constituyendo un obstáculo para nuestras ventas externas.

exportaciones por país



80
60
40
20
0
Millones de US$
58,07
12,09
4,44
2,90
2,59
2,03
1,91
1,83
4,98
Brasil
EEUU
Paraguay
México
Holanda
Perú
Uruguay
Chile
Otros



Comunicaciones y Recursos Humanos

En SanCor asumimos el potencial humano como fortaleza y valor primordial de la institución, y las competencias comunicativas, como uno de sus activos fundamentales.

Por ello, durante este período, se creó el Área de Comunicaciones y Recursos Humanos, con el objeto de reforzar y optimizar las estructuras de la empresa en esos aspectos.

Desde su creación, esta Área ha contribuido a llevar adelante las actividades de los diferentes sectores que la conforman de manera integrada y eficiente, y esto nos ha permitido crecer y lograr importantes metas institucionales.

La empresa ha puesto en marcha un Plan Estratégico de Comunicaciones, que nos permitirá optimizar el posicionamiento institucional y de sus productos en los mercados interno y externo a través de un sistema de comunicación integrado.

Entre las acciones desarrolladas, destacamos la participación de la cooperativa en exposiciones, congresos y acontecimientos regionales, nacionales e internacionales. Además, nuestra presencia en los medios masivos se concretó a través de las publicaciones que acompañaron los lanzamientos comerciales y de una fluida relación con la prensa.

Nuestra revista institucional acercó a los productores y cooperativas asociadas todo el accionar de SanCor. Fueron constantes las visitas recibidas en nuestros establecimientos, principalmente, de escolares y delegaciones del país y del exterior.

Con el fin de adaptarnos a las innovaciones en materia de comunicación, se definió una estrategia para la inserción de internet y el comercio electrónico en las actividades de la empresa, teniendo como objetivo principal lograr una mayor sinergia entre cada una de sus áreas y las entidades vinculadas. A su vez, preparar la cadena de valor para el comercio electrónico contribuirá a profundizar la relación con todos los públicos y aumentar la rentabilidad y las posibilidades de nuevas fuentes de ingresos.

Se continuó con una intensa labor de capacitación al personal, orientada a aumentar la productividad y mejorar la calidad de nuestros productos en los diferentes mercados y la incorporación de tecnología. Se propició la capacitación «in company», obteniéndose resultados altamente positivos.

En el marco de la difícil realidad económica que afecta la industria en general, continuamos con nuestra política de recursos humanos, implementando programas orientados a optimizar las estructuras y mejorar la efectividad del trabajo en equipo. Centramos nuestro esfuerzo en el diálogo constante con todos los colaboradores, generando un fuerte compromiso con la cooperativa.

En esta dirección, también se realizó una importante labor sobre la base del concepto de Mejor Calidad de Vida para los integrantes de la empresa, que profundizó los Servicios de Medicina del Trabajo para el cuidado de vidas y bienes. Esto ha aportado importantes beneficios morales y económicos.

Política Ambiental

En cuanto a la Gestión Integral de la Calidad, se trabajó para lograr la satisfacción de los requerimientos y expectativas de nuestros clientes, tanto internos como externos, y consumidores, mediante la obtención de la calidad adecuada y necesaria en nuestros productos y servicios. Para ello, se hizo hincapié en los trabajos de campo sobre los procesos y la aplicación de diversos sistemas.

Con el objetivo de seguir trabajando para optimizar las acciones de preservación del medio ambiente y de los recursos naturales, el Consejo de Administración aprobó la Política de Gestión Ambiental, y también importantes inversiones para la transformación de subproductos de la leche y el suero de queso, que dan lugar a la generación de nuevos negocios.

Es así como en cada una de las plantas industriales se encuentra en funcionamiento un Sistema de Gestión Ambiental, cuyo objeto es regular y racionalizar las operatorias internas, en busca de la autogestión y de una mejora continua de los estándares ambientales, contemplando el Ciclo de Vida de Producto.


Aseptic
Tetra Brik Aseptic

Soporte administrativo, de sistemas y logísticos

Soporte Administrativo dedicó importantes esfuerzos en aspectos clave para la empresa: gestionar el proyecto de Inteligencia de Negocios, brindar apoyo a las consultorías contratadas para proyectos asociativos y colaborar con los sectores comerciales, ya sea en la gestión de los créditos por ventas –utilizando a pleno el modelo de trabajo diseñado en el ejercicio precedente– como a través del servicio de Desarrollo Administrativo de Concesionarios.

La complejidad y exigencia de los mercados requirió de las funciones de Logística y de Abastecimiento, un servicio a medida de cada cliente y segmento, para responder adecuadamente y con la calidad requerida. Fue necesaria una fuerte y permanente integración con los sectores productivos y comerciales. El trabajo conjunto con dichas áreas permitió reducir costos, optimizando los recursos disponibles.

Con el apoyo de la División Informática de Aproagro S.A., y del ICES (Instituto Cooperativo de Enseñanza Superior), la gestión de Sistemas cubrió eficazmente los requerimientos de las distintas áreas de la empresa, consolidando proyectos vitales para la estrategia corporativa y actualizando los sistemas vigentes.

En general, el Planeamiento Operativo delineado para este ejercicio ha sido cumplido en un alto porcentaje, y aunque los desafíos y las metas son cada vez más exigentes, estamos seguros de contar con la calidad y capacidad humana –siempre perfeccionables a través de la capacitación y motivación– que la situación competitiva y la velocidad de los cambios reclaman.

aplicación de fondos


26,5 %
45,8 %
4,7%
6,9%
16,1%
disminución de deudas financieras
aumento de inversiones permanentes
adquisición bienes de uso
aumento de cargos diferidos
otros
aplicación de fondos : 57,71%

composición del activo


15,2 %
44,0 %
6,2 %
1,8 %
4,0 %
28, 7 %
inversión permanente
bienes de cambio
bienes de uso e inmat.
créditos
cargos diferidos
disp. e inv. transitorias



composición de los medios de financiamiento


8,2 %
12,6 %
44,6 %
27,7 %
1,2 %
5,7 %
patrimonio neto
deuda bancaria
otras deudas
previsiones
cooperativas
proveedores

Patrimonio


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
activo corriente
activo no corriente
30 / 06 / 01
pasivo corriente
pasivo no corriente
patrimonio neto

Auditoría Interna

En cumplimiento de una importante función de apoyo a las decisiones empresariales, al igual que en ejercicios anteriores, se trabajó en la identificación de los riesgos más significativos de cada actividad auditada y se evaluó que el sistema de control interno mitigue los riesgos existentes, llevándolos a niveles aceptables. Asimismo, se trabajó con el objetivo de mejorar la productividad y optimizar los sistemas de información para la toma de decisiones, con un enfoque de negocios.

Se mantuvo una estrecha coordinación con el Consejo de Administración, sobre los planes de trabajo, y una permanente colaboración de la Comisión Fiscalizadora.

Gestión Financiera

La situación macroeconómica mostró una tendencia recesiva y deflacionaria similar al ejercicio anterior. El índice de precios al consumidor se contrajo en un 0,3% y el de precios mayoristas cayó el 1,6%.

El capital de trabajo al 30 de junio de 2001 ha sido de $59.933.132 y su incremento se debe al crecimiento de los créditos comerciales originados en una ampliación de los plazos de pago, compensados parcialmente por el alargamiento de pago de las deudas comerciales.

Cooperativas Asociadas

En el transcurso del presente ejercicio se han producido los siguientes movimientos en nuestro registro de asociadas, a saber:

Ingreso: Nº 488 «Tamberos del Sur» Cooperativa Limitada

Egresos: Nº 284 Cooperativa de Tamberos «La Tercera»Limitada (desafiliación)
Nº 328 Cooperativa Tambera Limitada «Unión del Sur» (exclusión)
Nº 449 Cooperativa de Tamberos Unidos Limitada de «Olascoaga» (exclusión)

Asociadas al 30-06-2000	Ingresos	Bajas	Asociadas al 30-06-2001
86	1	3	84

Materia prima recibida de cooperativas asociadas

Los datos referidos a la grasa butirosa contenida en la producción recibida de nuestras asociadas durante el ejercicio se reseñan en la información que se expone seguidamente :

litros de leche recibidos de cooperativas
(por ejercicios)


2000
1800
1600
1400
1200
1000
800
600
400
200
0
Millones
1
5
10
15
20
25
30
35
40
45
50
51
52
53
54
55
56
57
58
59
60
61
ejercicio

evolución del precio total de la producción


0,2
0,18
0,16
0,14
0,12
0,10
0,08
0,06
0,04
0,02
0
$ / litros de leche
julio 2000
agosto
septiembre
octubre
noviembre
diciembre
enero 2001
febrero
marzo
abril
mayo
junio

detalle de la producción recibida de Cooperativas Asociadas

meses	litro de leche	tenor graso	tenor proteico
julio 2000	137.269.777	3,68	3,35
agosto	146.357.988	3,59	3,29
septiembre	152.630.054	3,51	3,31
octubre	157.726.700	3,48	3,27
noviembre	148.625.616	3,47	3,19
diciembre	148.756.977	3,49	3,21
enero 2001	138.869.507	3,50	3,15
febrero	111.457.915	3,52	3,11
marzo	112.013.857	3,66	3,18
abril	109.584.888	3,75	3,31
mayo	117.421.135	3,79	3,38
junio	118.529.940	3,71	3,30
total	**1.599.244.354**	**3,58**	**3,25**

detalle de los importes abonados a Cooperativas Asociadas por la producción recibida (en pesos)

meses	precio total litro de leche	importes totales abonados (miles)
julio 2000	0,1687	23.151.437
agosto	0,1655	24.224.759
septiembre	0,1609	24.558.173
octubre	0,1536	24.221.299
noviembre	0,1482	22.024.730
diciembre	0,1502	22.340.660
enero 2001	0,1498	20.799.666
febrero	0,1621	18.070.301
marzo	0,1721	19.275.654
abril	0,1768	19.372.053
mayo	0,1829	21.471.716
junio	0,1795	21.274.978
total	**0,1631**	**260.785.426**



Operaciones con no asociados

Se continuó recibiendo materia prima y productos elaborados provenientes de no asociados. Los volúmenes recibidos e importes abonados son los que se detallan a continuación:

	Volúmenes (en kg.)	Importes (en $)
Productos lácteos	1.292.674	3.471.728
Productos no lácteos	1.237.795	1.820.320

En el transcurso del ejercicio se han operado los siguientes sistemas de consignación:
- Chacinados, carne vacuna y derivados elaborados por Sodecar S.A., por 9.673.645 kgs. y un monto de $ 28.903.196.

Bienes de uso

Los rubros que componen el activo mayoritario de SanCor –sus bienes de uso– han registrado los siguientes movimientos globales durante el ejercicio en análisis :

Movimientos	Importes (en $)
Incorporaciones:	9.959.617
Bajas y Causas diversas:	3.126.350
Amortizaciones:	23.859.805

Activos gravados con derechos reales

Al 30 de junio de 2001, esta entidad de segundo grado mantenía deudas garantizadas por un monto de $189.283.000, comprendiendo las siguientes operaciones y tipos de garantías:

A- Créditos con Garantías Prendarias	
- **Sobre maquinarias y equipos:** ABN - Amro Bank	$ 4.575.000
- **Sobre mercaderías:** Banco de la Nación Argentina	$ 10.000.000
B- Créditos con Garantías Hipotecarias	
F.M.O. (Holanda)	$ 700.000
C- Créditos con Garantías Hipotecarias y Prendarias	
I.F.C. (International Finance Corp - USA)	$ 33.000.000
Banco Río de la Plata S.A.	
- Obligaciones Negociables	$ 50.000.000
- Floating Rate Notes	$ 91.008.000

Compras y ventas de inmuebles

Compras - Incorporaciones:
Se incorporó un inmueble con casa habitación ubicado en Goya (Corrientes), como dación en pago en un juicio de ejecución hipotecaria iniciada por SanCor. Valor de la dación: $ 60.000,00. El inmueble constituía garantía por la deuda de un ex cliente.

Ventas:
Se vendió un inmueble de 5 hectáreas de superficie, ubicado en San Guillermo (Santa Fe), donde funcionaba la ex Maternidad de Cerdos, al Sr. Alcides Juan Mottura en la suma de $ 12.000,00.

Se vendió un inmueble con casa habitación en la ciudad de Carcarañá, al Sr. Roberto Gustavo Navarrete y Sra. Carina Andrea Cavaglia, en la suma de US$ 31.000,00. El inmueble se había adquirido en subasta judicial por ejecución hipotecaria, promovida por SanCor.

Se vendió un inmueble de 300 m^2 de superficie, con casa habitación, ubicado en Brinkmann (Córdoba) al Sr. Federico Díaz y Sra. Maria Esther Gigena de Díaz, en la suma de $ 25.000,00.

Artículos 67° y 78° de la Ley 20.337

Según lo establecido por nuestra última asamblea general ordinaria de asociadas, de fecha 29-09-2000, se cumplimentaron los aspectos normativos en función de los parámetros autorizados.

Fondos

Fondo de Acción Asistencial y Laboral o para Estímulo del Personal
Al igual que en períodos anteriores, este fondo, conforme lo determina el artículo 42° inciso 2° de la ley 20.337, fue utilizado para subsidiar actos médicos altamente calificados y para otorgar préstamos al personal, de conformidad con lo establecido en la reglamentación vigente para tales efectos.

INGRESOS Y EGRESOS EXTRAEXPLOTACIÓN (EN PESOS)

Otros ingresos	$ 7.489.263
Otros egresos	$ (3.523.828)
Total otros ingresos y egresos	$ 3.965.435

bienes de uso


53,6 %
42,9 %
0,9 %
2,6 %
valor residual : 280,77
maquinarias
inmuebles
obras en curso
otros

Evolución de las empresas controladas

Con el objetivo de concentrar los recursos de la empresa en su negocio principal, durante el ejercicio que memoramos tuvo plena ejecución la estrategia –definida poco tiempo antes de su inicio– para la participación de nuestra cooperativa en los negocios adjuntos y/o sinérgicos a su actividad principal de elaboradora y comercializadora de productos lácteos.

Dicha estrategia comprendió el establecimiento de un modelo de reestructuración organizacional de las sociedades comprendidas en el rubro de negocios señalado y la aplicación de pautas de gobierno, responsabilidad, proyección de actividades y metas empresariales.

También cabe señalarse la tarea llevada a cabo sobre este grupo de empresas controladas, disminuyendo la participación directa en las mismas y concretando oportunidades de transferencia de dichas tenencias en condiciones ventajosas de retorno a las inversiones realizadas.

Respecto del grupo de empresas controladas insertas en el negocio principal, sus operatorias particulares tuvieron continuidad, según se detalla más adelante.



inversiones en sociedades controladas
inversión total: 39,70
Millones de $
20
15
10
5
0
Arla Foods Ingredients S.A.
16,23
Ampliacampo Inversora S.A.
10,03
Sodecar S.A.
7,87
Prevención S.A.
1,89
otras
3,68


CARLISLE

"Amplicampo Inversora" Sociedad Anónima

AINSA
AMPLICAMPO INVERSORA S.A.

La decisión estratégica con respecto a las entidades societarias adjuntas se ejecutó a través de la reestructuración jurídica y operativa de esta Sociedad, a la que se le adjudicó la reorganización de dichas entidades. Así, fue posible que la cooperativa se desvinculara progresivamente de su participación directa en las distintas entidades y, consecuentemente, que la Sociedad Inversora se involucrara en el accionar de cada una de ellas.
A continuación, se brindan detalles de las cuestiones principales:

- "Unidos" Sociedad Anónima Administradora de Fondos de Jubilaciones y Pensiones, "Trayectoria" Compañía de Seguros de Vida Sociedad Anónima y "SanCor Seguros de Retiro" Sociedad Anónima

Estas compañías produjeron un incremento de sus operatorias y tuvieron un importante desenvolvimiento durante el ejercicio, manteniendo los principios y valores que inspiraron la creación del Grupo Previsional que las mismas conformaron. Con el firme compromiso de mantener intactos esos valores, en junio de 2001 se concretó la transferencia de la participación accionaria de nuestra cooperativa en estas tres compañías a la firma ProBenefit S.A., sociedad ya accionista al momento de esta transferencia.

- "Aproagro" Sociedad Anónima

Esta empresa inició sus operaciones durante el ejercicio con el objetivo de comercializar insumos agropecuarios y ofrecer servicios del área de informática. En ambos casos, el desarrollo de las operaciones ha sido sostenido y los resultados, satisfactorios.

El inicio de actividades de esta sociedad tuvo como marco el seguimiento de las decisiones tomadas a fines del ejercicio anterior, en relación con la reestructuración y objetivación de estos negocios, que comprendieron asimismo la realización de cambios en la conformación de Integral Insumos Sociedad Colectiva.

- "Integral Insumos" Sociedad Colectiva

La reestructuración de esta sociedad implicó que la misma tuviera a su cargo el seguimiento de las operaciones de producción de insumos y la administración de los activos derivados de su anterior operatoria.

- "Patrulla" Sociedad Anónima

También, en relación con los postulados estratégicos, se procedió a transformar la estructura jurídica de esta Sociedad, llevándola de Colectiva a Anónima, y se disminuyó en un importante grado la participación directa de SanCor Cooperativas Unidas Limitada. Asimismo, se incorporaron otros socios y pasó a tener control por parte de la Sociedad Inversora. En el orden operativo, la entidad mantuvo e incrementó sus actividades.

- "SanCor Medicina Privada" Sociedad Anónima

La participación de SanCor pasó a manos de la Inversora, minoritaria en esta Sociedad, quien acompañó la gestión de la controlante Asociación Mutual SanCor y la restante accionista Asociación Mutual Personal SanCor. Esta reorganización de participación societaria contribuirá a conformar el equipo de trabajo, con el objetivo de optimizar la gestión de la salud del grupo humano relacionado.
El movimiento principal corresponde al realizado por su controlada Establecimientos Lácteos San Marco Sociedad Anónima, que consolidó su actividad propia y la ejecutada a través del convenio con la sociedad Cooperativa de Tamberos Zona de Rosario Limitada. Asimismo, siguió participando como socio minoritario en otras sociedades del Grupo Cooperativo SanCor.

"El Hornero" Sociedad Colectiva

El movimiento principal corresponde al realizado por su controlada Establecimientos Lácteos San Marco Sociedad Anónima, que consolidó su actividad propia y la ejecutada a través del convenio con la sociedad Cooperativa de Tamberos Zona de Rosario Limitada. Asimismo, siguió participando como socio minoritario en otras sociedades del Grupo Cooperativo SanCor.

"Sodecar" Sociedad Anónima

Durante el período en análisis, se intensificaron las acciones comerciales en el canal chacinados para contrarrestar los efectos de la recesión del mercado de consumo. A pesar de los esfuerzos realizados, el volumen de ventas fue menor que el del ciclo precedente, logrando un total de 10.645.000 kilogramos.

Asimismo, la comercialización de carnes de consumo en el mercado interno registró una disminución respecto del período anterior, con aceptables resultados para la actividad. Las ventas de cortes vacunos al exterior disminuyeron por el cierre de los mercados a partir de mayo de 2001, lo que impidió alcanzar los volúmenes proyectados. La actividad de producción primaria de cerdos mantuvo una tendencia negativa, generando un déficit importante que impactó en el resultado del ejercicio. Por esa razón, se tomó la decisión de reducir la participación del rubro en la evolución de la compañía.

"Arla Foods Ingredients" Sociedad Anónima

Con el objetivo de participar de actividades en un marco de apertura a socios estratégicos, SanCor concretó una alianza con Arla Foods amba, de Dinamarca, para elaborar productos concentrados de proteínas de suero e ingredientes lácteos para usos funcionales en la industria de la alimentación.

Durante este primer ejercicio, se iniciaron las tareas para la construcción de la planta procesadora, se aseguró la financiación total del proyecto mediante la firma de varios acuerdos internacionales de crédito y se concretó el cierre de los contratos para el suministro de los equipos y maquinarias con proveedores locales e internacionales.

La empresa, durante este período y el próximo, por su parte, se encuentra en la etapa de realización de gastos preoperativos en cuanto a resultados económicos se refiere.

SanCor Do Brasil Produtos Alimentícios Limitada

Las asimetrías de orden cambiario y económico afectaron las actividades de comercialización de nuestra filial en el país brasileño. Por tal situación, disminuyó la facturación –que había sido récord en el anterior ejercicio– y la obtención de ingresos.

Resultado de la participación de Sociedades

De la participación en el capital de distintas Sociedades, de diferente naturaleza jurídica, con las que nuestra cooperativa comparte intereses comunes –estén controladas o no por la misma– se obtuvo un resultado deficitario de $ 10.657.234.

Perspectivas de nuestra lechería

La globalización de la economía, como hecho irreversible, y la internacionalización de la lechería argentina, como garantía de su desarrollo sustentable, son parámetros que deben tenerse en cuenta para el planteo de los análisis de situación y la toma de decisiones referidas a la actividad sectorial y su futuro.

Un aspecto incluye al otro; ambos implican la conjunción y la complementación del sector estatal con la actividad privada. Hoy por hoy, la inserción del país en la economía global es un presupuesto de su viabilidad futura. Aunque en nuestra sociedad quedan muchas dudas y temores, fundados e infundados, al respecto. Es como si en lo ocurrido hasta ahora se percibiera una inclusión pasiva, en lugar de un ingreso protagónico a esa nueva relación entre los países del mundo. Como si se ponderaran más los problemas que los beneficios de la globalización.

Algunos dirigentes políticos, empresarios o gremiales, sin mengua de las responsabilidades de cada ciudadano en su actitud particular, no previeron con el discernimiento pertinente las implicancias del proceso. No advirtieron, en general, la necesidad de la adecuada reingeniería y reconversión de ideas y actividades ante el avance inexorable de un proceso con crisis y oportunidades, como todos los cambios históricos.

Consecuencia desfavorable de la falta de anticipación y claridad mental es aceptar sin más el concepto de que globalización e imposición fatalista de un modelo liberal concentrador y excluyente son la misma cosa. Que la globalización económica implica necesariamente beneficios para unos y perjuicios para otros. Mucho tiene que ver la forma en que los líderes y la población de cada país afronten el desafío. El hecho se impone; el modo puede y debe ser elaborado, a pesar de las presiones de los poderosos. De ese esfuerzo, inteligente y honesto, depende que la apertura de nuestros mercados se diferencie de la concesión de cotos de caza; que la globalización no devenga colonización. O que el «riesgo país» nos margine del todo. Hay que reconocer, por supuesto, que llevará mucho tiempo y negociaciones lograr que la globalización como ideal tenga su expresión en las relaciones concretas; que persistirán barreras, subsidios, «preferencias», «asimetrías», renuencias a la reciprocidad... que hay visiones multinacionales que no son las de las naciones.

El fenómeno globalizador, comunicaciones mediante, a caballo de intereses y necesidades, sigue adelante. Comprender sus exigencias y peligros es la obligación previa a la pretensión de incluirnos como socios igualitarios en la organización universal del intercambio. La aldea global continúa en plena construcción y cada país, cada persona, debe responsabilizarse por su lugar bajo el sol.



Y esta es la cuestión que, por suerte y con las incertidumbres de todo el mundo, nos fuimos planteando en SanCor desde hace tiempo. De tal actitud dan fe las grandes transformaciones e inversiones de actualización tecnológica intensificadas en nuestra empresa durante los años recientes; junto con los procesos de calidad que nos permiten competir entre los mejores del mundo o asociarnos con alguno de ellos.

Lo hicimos como cooperativa y con criterios muy diferentes a los modelos cada vez más cuestionados por la sociedad. Es que en el mundo globalizado hay lugar para las cooperativas, como se aprecia en los países avanzados. Más aún: dada su naturaleza participativa y trascendencia comunitaria, es posible que esas estructuras institucionales algún día sean requeridas, por la misma dinámica del fenómeno globalizador, como alternativas para dar mayor participación a los ciudadanos de la aldea mundial en las decisiones económicas que los afectan, y para lograr más equidad en la distribución de las riquezas.

En SanCor, la integración cooperativa es la razón más contundente de nuestros mejores logros. Creemos que gracias a ella hemos alcanzado un nivel internacional –perfectible, por supuesto– y lo deseamos para toda la lechería argentina, definitivamente. La reclusión en el mercado interno y las crisis cíclicas deben ser cosa del pasado.

Pero esa aspiración del sector lechero, como todas las iniciativas privadas, necesita el acompañamiento del sector público. Necesitamos de socio al país, para asociarnos al mundo. No se concibe una lechería floreciente en un país paralizado. Menos aún, sin la convicción y la determinación de todos los argentinos en asumir las obligaciones y los derechos habilitantes para ocupar, como pares entre pares, su lugar entre los beneficiarios de la globalización.

Estamos firmemente convencidos de que nuestra lechería puede seguir aportando al país posibilidades de mejorar su inserción provechosa en la economía mundial, beneficiándonos a todos. Pero no podemos hacerlo solos. Es tarea de gobernantes y gobernados. Urge integrarnos y conformar un país más solidario, donde podamos confiar más unos en otros. Insistimos en ese aspecto, porque potenciará nuestra capacidad de competir, lograda con mucho esfuerzo de los productores y de las empresas.

En estos momentos el sector está tratando de sobrellevar su crisis, impuesta por factores externos antes que por falencias propias. Nuestra lechería, estancada ahora, todavía está en condiciones de reiniciar su expansión y presencia en el mundo, apenas se den las circunstancias propicias, dentro y fuera del país. Porque, a su debido tiempo, llevó a cabo las transformaciones necesarias para ello.



Palabras finales

Con todo lo comentado hasta aquí, hemos tratado de referenciar –en términos generales– aquellos hechos y aspectos que fueron considerados de mayor trascendencia en la cooperativa, en el cometido cumplido en el período comprendido por el ejercicio económico fenecido el 30 de junio de 2001.

Por lo demás, es oportuno ahora dejar expresado nuestro agradecimiento a los directivos, productores asociados y personal de las cooperativas adheridas, como también a los familiares de los mismos. Además, a todos quienes brindaron su apoyo a la tarea llevada a cabo en el diario accionar de SanCor Cooperativas Unidas Limitada. Así, pudimos continuar con la cumplimentación de políticas y planes de trabajo que, indudablemente, redundaron en favor de los procesos de modernización de las distintas estructuras operativas de esta entidad; ello, como una ineludible necesidad impuesta por el mundo globalizado en el que actuamos. Y en ese marco, fuimos avanzando en lo inherente a la concreción de alianzas estratégicas, priorizando, en nuestro período de gestión, lo relativo a la integración con Milkaut S.A.

A la vez, es justo destacar la importante labor que desarrollamos con las distintas entidades relacionadas con el quehacer de esta cooperativa de segundo grado: Asociación Mutual SanCor, Federación de Centros Juveniles Agrarios Cooperativistas «Zona SanCor», Fundación SanCor, Sancor Cooperativa de Seguros Limitada, Confederación Intercooperativa Agropecuaria Cooperativa Limitada (CONINAGRO), Junta Intercooperativa de Productores de Leche, Centro de la Industria Lechera, y Casa Cooperativa de Provisión Sunchales Limitada. Respecto de las sociedades controladas, hemos priorizado un trabajo encaminado a generar resultados que, al margen de cubrir los objetivos fijados para cada una de ellas, beneficien a las cooperativas adheridas y sus asociados.

También merece señalarse la colaboración del personal de la cooperativa, al igual que la que nos dispensaron distintas instituciones crediticias, organismos oficiales –nacionales y provinciales– clientes, proveedores, transportistas, periodismo en general y los consumidores de nuestros productos.

En este 61° ejercicio económico, tanto los directivos como los funcionarios hemos tratado de ejercer una filosofía de trabajo que –a través de toda la cadena operativa de la empresa– nos permita conseguir, en la medida de lo posible, resultados que compensen el diario accionar de nuestras asociadas y de quienes las integran.

Cordialmente.

Sunchales (Santa Fe), 6 de septiembre de 2001.

ENRIQUE FRANCISCO BARUFALDI
Secretario

ORESTE JOSÉ MANRIQUE
Presidente

estados contables

ejercicio 2000 - 2001

SanCor Cooperativas Unidas Limitada

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 61 - Iniciado el 1 de Julio de 2000

Estado de Situación Patrimonial Consolidado

Al 30 de junio de 2001 comparativo con el ejercicio anterior

(Expresado en Pesos)

ACTIVO		2001	2000
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		12.441.674	11.078.764
INVERSIONES			
Bancarias, Títulos y Acciones		3.113.509	3.110.611
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	22.143.978		
Deudores por Ventas	99.947.130		
Deudores en Gestión Judicial	17.062.470		
Deudores en Gestión Judicial con Gtía. Hipotecaria	6.424.306		
Menos:			
Intereses Implícitos en Créditos	871.983		
Previsión para Cuentas Incobrables	13.810.034	130.895.867	151.995.570
Otros Créditos			
Deudores Diversos	58.766.943		
Préstamos a Cooperativas	3.651.488		
Menos:			
Previsión para Cuentas Incobrables	553.826	61.864.605	19.347.096
BIENES DE CAMBIO			
Mercaderías	89.848.200		
Producción en Proceso	981.542		
Almacenes	25.330.341		
Ordenes a Facturar	62.956	116.223.039	124.221.218
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		13.696.629	10.351.284
TOTAL ACTIVO CORRIENTE		338.235.323	320.105.143
ACTIVO NO CORRIENTE			
CREDITOS			
Créditos por Ventas		3.842.260	9.420.005
Otros Créditos			
Deudores Diversos	11.003.790		
Préstamos a Cooperativas	526.905		
Menos:			
Previsión para Cuentas Incobrables	132.392	11.398.303	5.729.169
BIENES DE CAMBIO			
Almacenes		767.238	512.269
INVERSIONES			
Acciones, Títulos y Cuotas Sociales	47.057.902		
Menos:			
Previsión para Desvalorización	464.703	46.593.199	11.774.880
BIENES DE USO			
Valor de Origen	546.791.169		
Menos:			
Depreciaciones Acumuladas	245.158.513	301.632.656	315.664.335
BIENES INMATERIALES			
Marcas de Fábrica	4.160.507		
Llave de Negocio	3.481.176		
Menos:			
Amortizaciones Acumuladas	2.125.188	5.516.495	6.116.209
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		11.550.550	4.870.451
OTROS ACTIVOS			
Envases		10.532.067	11.770.001
TOTAL ACTIVO NO CORRIENTE		391.832.768	365.859.299
TOTAL DEL ACTIVO		730.068.091	685.964.442

Las notas 1 a 6 al apéndice IV y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

PASIVO		2001	2000
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	126.669.901		
Cooperativas	52.116.410		
Proveedores del Exterior	982.606		
Intereses Implícitos en Deudas	(1.224.373)	178.544.544	133.168.846
Financieras			
Acreedores Bancarios	11.168.299		
Intereses a Pagar	4.806.058		
Obligaciones Negociables	59.243.000	75.217.357	60.006.158
Otras Deudas			
Acreedores Diversos	30.792.587		
Remuneraciones y Cargas Soc. a Pagar	6.083.731		
Régimen de Retiro Anticipado	3.051.254		
Gastos a Pagar	627.880		
Impuestos a Pagar	5.849.331		
Otros Pasivos por Inversiones	2.701.695	49.106.478	22.330.379
PREVISIONES		1.860	16.329
TOTAL PASIVO CORRIENTE		302.870.239	215.521.712
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	2.381.107		
Proveedores del Exterior	41.741	2.422.848	3.374.282
Financieras			
Acreedores Bancarios	31.144.054		
Obligaciones Negociables	81.765.000	112.909.054	165.759.452
Otras Deudas			
Acreedores Diversos	5.266.456		
Remuneraciones y Cargas Soc. a Pagar	381.411		
Régimen de Retiro Anticipado	3.868.746	9.516.613	6.488.902
PREVISIONES		8.189.471	9.350.917
TOTAL PASIVO NO CORRIENTE		133.037.986	184.973.553
TOTAL DEL PASIVO		435.908.225	400.495.265
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS		8.846.936	7.791.748
SUBTOTAL		444.755.161	408.287.013
PATRIMONIO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	128.942.747		
Asociados Suscriptores	(22.798.913)		
	106.143.834		
Ajuste del Capital	10.256.085		
Ajuste Global del Pat. Coop. Neto	45.622.020	162.021.939	141.270.659
RESERVAS Y FONDOS			
Reserva Legal	1.279.030		
Fondo para Acción Asistencial y Laboral	2.860		
Reserva Especial (Art.42 Ley 20.337)	23.221.255		
Reserva por Rev. Tec. de Bienes de Uso	106.312.768	130.815.913	135.576.412
RESULTADOS NO ASIGNADOS			
Del Ejercicio		(2.626.226)	(7.190.802)
Del Ejercicio Anterior		(4.898.696)	8.021.160
TOTAL PATRIMONIO NETO		285.312.930	277.677.429
TOTAL IGUAL AL ACTIVO		730.068.091	685.964.442

Las notas 1 a 6 al apéndice IV y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

Firmado a efectos de su Identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 – F°8

RUBEN DARIO ECHAVARRI
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

RAUL EMILIO FILIPPI
Gerente General

Estado de Resultados Consolidados

Por el ejercicio finalizado el 30 de junio de 2001 comparativo con el ejercicio anterior

RUBROS	2001	2000
VENTAS		
Ventas Brutas	753.299.937	810.770.575
Menos:		
Intereses Implícitos en Ventas	9.687.681	8.076.448
Bonificaciones e Impuestos	27.600.173	26.471.619
VENTAS NETAS	716.012.083	776.222.508
COSTO DE VENTAS		
Existencia Inicial	88.488.090	100.848.506
Más		
Compras y Gastos de Fabricación	547.813.776	599.537.762
Menos:		
Existencia Final	89.848.200	88.488.090
Intereses Implícitos en Compras	13.589.658	12.899.916
SUBTOTAL DE COSTO	532.864.008	598.998.262
RESULTADO BRUTO	183.148.075	177.224.246
Menos (Más):		
Gastos de Comercialización	123.541.594	124.786.691
Gastos de Administración	21.881.469	24.038.076
Resultados Financieros		
- Generados por Activos	(8.126.389)	(8.706.743)
- Generados por Pasivos	55.229.779	43.737.396
Resultado Venta Servicios Internos	(268.876)	654.924
Fondo Promoción Cooperativo	2.477.989	2.042.752
RESULTADO OPERATIVO	(11.587.491)	(9.328.850)
RESULTADO INVERSIONES PERMANENTES	718.040	527.292
OTROS INGRESOS NETO	8.767.590	2.087.045
IMPUESTO A LAS GANANCIAS	(436.318)	(440.797)
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	(88.047)	(35.492)
RESULTADO DEL EJERCICIO	(2.626.226)	(7.190.802)

Las notas 1 a 6 al apéndice IV y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAÚL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Estado de Origen y Aplicación de Fondos (1) Consolidado

Al 30 de junio de 2001 comparativo con el ejercicio anterior

(Expresado en Pesos)

CONCEPTOS	2001	2000
Fondos al Inicio del ejercicio	14.189.375	3.487.002
Aumento de fondos	1.365.808	10.702.373
Fondos al Cierre del ejercicio	15.555.183	14.189.375
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	739.368.654	755.024.915
Menos: Egresos pagados:		
Compras y Gastos de Fabricación	477.646.771	553.017.299
Gastos de Comercialización	110.771.019	116.730.423
Gastos de Administración	23.128.814	24.716.186
Resultados Financieros	47.151.907	34.462.490
	80.670.143	26.098.517
Más (Menos): Resultado Venta Servicios Internos	268.876	(654.924)
Más: Otros ingresos cobrados (neto)	3.119.724	13.729.857
Aumento de Fondos originados en las operaciones	84.058.743	39.173.450
Otras causas de orígenes de fondos		
Aumento de otras deudas	21.998.402	4.849.379
Disminución de Inversiones Permanentes	-	11.881.142
Disminución cargos diferidos y otros activos	-	1.166.714
Total de orígenes de fondos	106.057.145	57.070.685
APLICACIONES DE FONDOS		
Disminución neta de deudas financieras	37.590.492	26.853.735
Aumentos por adquisición de bienes de uso (2)	15.114.035	14.694.570
Aumento de Inversiones Permanentes (3)	28.509.713	-
Aumento de otros créditos	14.875.035	4.820.007
Aumento de cargos diferidos y otros activos	6.800.912	-
Movimiento de Cooperativas	1.801.150	-
Total de aplicaciones de fondos	104.691.337	46.368.312
Aumento de fondos	1.365.808	10.702.373

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha de cierre de cada ejercicio
(2) Netos de aumentos por 654.870 y 1.728.987 financiados con pasivos comerciales
(3) Neto de aumentos por 8.775.000 financiados al 30 de junio de 2001 con otras deudas

Las notas 1 a 6 al apéndice IV y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAÚL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Notas a los Estados Contables Consolidados

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2001
COMPARATIVAS CON EL EJERCICIO ANTERIOR
(Importes expresados en pesos)

1. Bases de preparación

En virtud de la Resolución General Nro. 368 de la Comisión Nacional de Valores, a partir del presente ejercicio, la Sociedad Cooperativa presenta sus estados contables consolidados precediendo a sus estados contables básicos.

Los Estados Contables Consolidados de SanCor Coop. Unidas Limitada, al 30 de junio de 2001 y 2000, han sido elaborados en base al método establecido en la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas.

Dicho método se aplicó a las entidades en que SanCor Coop. Unidas Limitada tiene, directa o indirectamente, el control societario. La participación de capital en las mismas está valuada, en los Estados Contables de la Controlante, según el método del Valor Patrimonial Proporcional (Resolución Técnica N° 5 de la Federación de Consejos Profesionales de Ciencias Económicas).

La consolidación se ha efectuado línea por línea excepto para Unidos S.A. A.F.J.P., Trayectoria S.A., SanCor Seguros de Retiro S.A. y SanCor Medicina Privada S.A., quienes han sido consolidadas en una línea hasta el 30 de junio de 2000, según lo especificado en la Resolución Técnica N° 4, para sociedades con actividades heterogéneas. Durante el mes de junio de 2001 se efectuó la venta de las primeras tres, mientras que SanCor Medicina Privada S.A. fue vendida en septiembre de 2000.

Durante el ejercicio finalizado el 30 de junio de 2000, la Sociedad Cooperativa vendió parte de su participación en el grupo previsional, compuesto por Unidos A.F.J.P. S.A., Trayectoria S.A., y SanCor Seguros de Retiro S.A., esta operación produjo una reducción de la tenencia accionaria, pero la Sociedad Cooperativa mantuvo el control sobre las mencionadas sociedades a partir de la tenencia de acciones preferidas con mayor participación de votos.

2. Entidades objeto de la consolidación

Las entidades que se consolidan son:

Entidad	Domicilio	Fecha de cierre de ejercicio	Participación directa en el capital	Participación directa e indirecta en el capital
El Hornero S. C.	Sunchales (Santa Fe)	30 de junio	99,500 %	99,500 %
Coop Publicidad S. C.	Sunchales (Santa Fe)	30 de junio	90,000 %	99,950 %
Amplicampo S. A.	Sunchales (Santa Fe)	31 de diciembre	95,000 %	95,000 %
Tranlac S. A.	Capital Federal	30 de junio	97,500 %	99,999 %
SanCor do Brasil S.R.L.	San Pablo (Brasil)	31 de diciembre	92,000 %	99,960 %
Integral Insumos S. C.	Sunchales (Santa Fe)	30 de junio	98,000 %	99,990 %
Patrulla S. C.	Capital Federal	30 de junio	23,750 %	88,813 %
SanCor México S.R.L.	México D.F.	30 de junio	95,000 %	99,975 %
Sodecar S.A.	Capital Federal	30 de junio	50,000 %	77,403 %
San Marco S.A.	Córdoba (Cba.)	30 de junio	-	99,505 %
Nobleplus S.A.	Montevideo (Urug.)	30 de junio	-	99,980 %
Aproagro S.A.	Capital Federal	30 de junio	-	95,000 %
Sancor Dairy Corporation	Maimi (USA)	30 de junio	100,000 %	100,000 %

En las sociedades controladas en las que la fecha de cierre del ejercicio económico difiere de la Controlante, se han confeccionado Estados Contables Especiales al 30 de junio de 2001 y 2000. La Sociedad Controlada, "SanCor México" S.R.L. de Capital Variable, no ha sido consolidada por la escasa significación de su patrimonio, además de no haber iniciado sus operaciones.

3. Criterios de valuación

Los estados contables de las sociedades controladas han sido confeccionados sobre la base de criterios similares a los aplicados por la sociedad controlante para la elaboración de sus estados contables.

4. Reestructuración de sociedades controladas – Integral Insumos S.C.

Durante el ejercicio se ha reestructurado la sociedad mencionada. Dicha reestructuración consistió en: a) concentrar los esfuerzos en las actividades para las que se encuentra mejor dotada la sociedad (producción de semillas y otros insumos agropecuarios) y mantener y administrar hasta su extinción la parte residual de las actividades discontinuas y b) realizar aquellos activos no indispensables para el desarrollo de su actividad específica, que le permita la obtención de recursos financieros destinados a disminuir su deuda.

Entre las medidas adoptadas se encuentran: a) cesión de una cartera de crédito a un fideicomiso financiero, b) transferencia del know how informático y los bienes de uso respectivos a Aproagro S.A., empresa que continuará prestando tales servicios a sociedades del grupo y a terceros, y c) venta del stock de maquinarias y accesorios agrícolas a Aproagro S.A. y posterior arrendamiento para destinarlo a su explotación comercial.

5. Integral Insumos S.C. – Cesión de créditos

La sociedad cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 30 de junio de 2001 ascendía a 30.644.443, asumiendo sobre ellos la garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en los próximos seis ejercicios, de acuerdo con los siguientes porcentajes: 37 %, 33 %, 20 %, 1 %, 6 % y 3 %, respectivamente.

6. Notas correspondientes a los Estados Contables de SanCor Cooperativas Unidas Limitada aplicables al ente consolidado

Las notas 1 a 3, 5, 7 y 9 a 13, adjuntas a los estados contables básicos de SanCor Cooperativas Unidas Limitada, son aplicables a estos estados contables consolidados.

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAÚL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 61 - Iniciado el 1 de Julio de 2000

Estado de Situación Patrimonial

Al 30 de junio de 2001 comparativo con el ejercicio anterior

ACTIVO		2001	2000
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		9.320.602	7.368.336
INVERSIONES			
Bancarias ,Títulos y Acciones		2.362.606	120.386
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	22.143.978		
Deudores por Ventas	81.225.015		
Deudores en Gestión Judicial	17.062.470		
Deudores en Gestión Judicial con Gtía. Hipotecaria	6.424.306		
Menos:			
Intereses Implícitos en Créditos	845.426		
Previsión para Cuentas Incobrables	10.775.066	115.235.277	130.413.667
Otros Créditos			
Deudores Diversos	51.731.073		
Préstamos a Cooperativas	3.651.488		
Menos:			
Previsión para Cuentas Incobrables	553.826	54.828.735	21.691.460
BIENES DE CAMBIO			
Mercaderías	77.774.668		
Producción en Proceso	981.542		
Almacenes	17.764.770		
Ordenes a Facturar	62.956	96.583.936	96.308.431
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		11.709.036	8.356.729
TOTAL ACTIVO CORRIENTE		290.040.192	264.259.009
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	12.712.325		
Préstamos a Cooperativas	526.905		
Menos:			
Previsión para Cuentas Incobrables	132.392	13.106.838	19.650.175
BIENES DE CAMBIO			
Almacenes		767.238	512.269
INVERSIONES			
Acciones, Títulos y Cuotas Sociales	40.165.517		
Menos:			
Previsión para Desvalorización	464.703	39.700.814	25.318.090
BIENES DE USO			
Valor de Origen	520.214.596		
Menos:			
Depreciaciones Acumuladas	239.448.512	280.766.084	297.792.622
BIENES INMATERIALES			
Marcas de Fábrica	1.775.708		
Menos:			
Amortizaciones Acumuladas	1.053.981	721.727	495.579
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		3.417.646	1.528.759
OTROS ACTIVOS			
Envases		10.532.067	11.770.001
TOTAL ACTIVO NO CORRIENTE		349.012.414	357.067.495
TOTAL DEL ACTIVO		639.052.606	621.326.504

Las notas 1 a 13 y los apéndices I, II , III y IV que se acompañan son parte integrante de este estado.

ORESTE JOSÉ MANRIQUE	**ENRIQUE FRANCISCO BARUFALDI**	**JORGE OSVALDO DRUETTA**
Presidente	Secretario	Tesorero

CAPITAL SUSCRIPTO	128.942.747
CAPITAL INTEGRADO	83.314.913
CAPITAL A INTEGRAR	45.627.834

PASIVO		2001	2000
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	78.451.507		
Cooperativas	52.116.410		
Proveedores del Exterior	982.606		
Intereses Implícitos en Deudas	(1.217.043)	130.333.480	101.288.715
Financieras			
Acreedores Bancarios	3.718.801		
Intereses a Pagar	4.806.058		
Obligaciones Negociables	59.243.000	67.767.859	44.497.080
Otras Deudas			
Acreedores Diversos	15.856.399		
Remuneraciones y Cargas Soc. a Pagar	4.498.209		
Régimen de Retiro Anticipado	3.051.254		
Gastos a Pagar	627.880		
Impuestos a Pagar	5.270.284		
Otros Pasivos por Inversiones	2.701.695	32.005.721	21.684.877
TOTAL PASIVO CORRIENTE		230.107.060	167.470.672
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	2.309.659		
Proveedores del Exterior	41.741	2.351.400	3.374.282
Financieras			
Acreedores Bancarios	27.214.161		
Obligaciones Negociables	81.765.000	108.979.161	158.738.701
Otras Deudas			
Acreedores Diversos	136.531		
Remuneraciones y Cargas Soc. a Pagar	381.411		
Régimen de Retiro Anticipado	3.868.746	4.386.688	5.187.706
PREVISIONES		7.915.367	8.877.714
TOTAL PASIVO NO CORRIENTE		123.632.616	176.178.403
TOTAL DEL PASIVO		353.739.676	343.649.075
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	128.942.747		
Asociados Suscriptores	(22.798.913)		
	106.143.834		
Ajuste del Capital	10.256.085		
Ajuste Global del Pat. Coop. Neto	45.622.020	162.021.939	141.270.659
RESERVAS Y FONDOS			
Reserva Legal	1.279.030		
Fondo para Acción Asist. y Laboral	2.860		
Reserva Especial (art. 42 Ley 20.337)	23.221.255		
Reserva por Rev. Tec. de Bienes de Uso	106.312.768	130.815.913	135.576.412
RESULTADOS NO ASIGNADOS			
Del Ejercicio		(2.626.226)	(7.190.802)
De Ejercicios Anteriores		(4.898.696)	8.021.160
TOTAL PATRIMONIO NETO		285.312.930	277.677.429
PASIVO MAS PATRIMONIO NETO		639.052.606	621.326.504
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		1.091.079	851.384
PROVEEDORES VARIOS - Insumos Rec. en Consignación		331.210	251.683
SAN MARCO-Mercadería Recibida en Consignación			198.425
TOTAL DE LAS CUENTAS DE ORDEN		1.422.289	1.301.492

Las notas 1 a 13 y los apéndices I, II, III y IV que se acompañan son parte integrante de este estado.

Firmado a efectos de su Identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 – F°8

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

RAÚL EMILIO FILIPPI
Gerente General

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 61 - Iniciado el 1 de Julio de 2000

Estado de Resultados

(Expresado en Pesos)

Por el ejercicio finalizado el 30 de junio de 2001 comparativo con el ejercicio anterior

RUBROS	2001 RUBROS DE EXPLOTACION	2001 OPERACIONES CON NO ASOCIADOS	2001 TOTALES	2000 TOTALES
VENTAS				
Ventas brutas	677.289.373	3.292.733	680.582.106	
Menos:				
Intereses Implícitos en Ventas	9.284.046	45.136	9.329.182	
Bonificaciones e Impuestos	23.582.909	73.582	23.656.491	
VENTAS NETAS	644.422.418	3.174.015	647.596.433	694.572.033
COSTO DE VENTAS				
Existencia Inicial	75.904.409	302.061	76.206.470	
Más:				
Compras y Gastos de Fabricación	484.275.664	5.309.086	489.584.750	
Menos:				
Existencia Final	74.526.606	3.248.062	77.774.668	
Intereses Implícitos en Compras	13.428.364	36.888	13.465.252	
SUB TOTAL DE COSTO	472.225.103	2.326.197	474.551.300	537.427.311
RESULTADO BRUTO	172.197.315	847.818	173.045.133	157.144.722
Menos (Más):				
Gastos de Comercialización	110.860.939	274.712	111.135.651	108.294.204
Gastos de Administración	16.674.930	81.009	16.755.939	17.137.335
Resultados Financieros				
- Generados por Activos	(8.536.260)	(42.059)	(8.578.319)	(7.484.416)
- Generados por Pasivos	47.222.111	235.065	47.457.176	36.720.532
Resultado Venta Servicios Internos	(268.876)	-	(268.876)	654.924
Fondo Promoción Cooperativo	2.465.942	12.047	2.477.989	2.042.752
RESULTADO OPERATIVO	3.778.529	287.044	4.065.573	(220.609)
RESULTADO INVERSIONES PERMANENTES			(10.657.234)	(6.353.499)
OTROS INGRESOS (EGRESOS) NETO			3.965.435	(616.694)
RESULTADO DEL EJERCICIO			(2.626.226)	(7.190.802)

Las notas 1 a 13 y los apéndices I, II, III y IV que se acompañan son parte integrante de este estado.

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAÚL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 61 - Iniciado el 1 de Julio de 2000

Estado de Evolución del Patrimonio Cooperativo Neto

(Expresado en Pesos)

Por el ejercicio finalizado el 30 de junio de 2001 comparativo con el ejercicio anterior

	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS						
CONCEPTOS	**CAPITAL SUSCRIPTO**	**ASOCIADOS SUSCRIPTORES**	**AJUSTE DEL CAPITAL**	**AJUSTE GLOBAL PATRIMONIO COOP. NETO**	**SUBTOTAL**	**RESERVA LEGAL**	**FONDO ACC. ASIST. Y LABORAL**	**RESERVA ESPECIAL ART.42 LEY 20.337**	**RESERVA REVALUO TECNICO**	**RESULTADOS NO ASIGNADOS**	**TOTAL 2001**	**TOTAL 2000**
Saldos al Inicio del Ejercicio	109.716.508	(24.323.954)	10.256.085	45.622.020	141.270.659	1.279.030	2.670	19.075.574	115.219.138	11.234.097	288.081.168	283.863.561
Modificación a los Saldos Iniciales (Nota 2.10)	-	-	-	-	-	-	-	-	-	(10.403.739)	(10.403.739)	8.021.160
Saldos al Inicio Ajustados	109.716.508	(24.323.954)	10.256.085	45.622.020	141.270.659	1.279.030	2.670	19.075.574	115.219.138	830.358	277.677.429	291.884.721
Disposición según Asamblea 29-09-00												
- Constitución de Reservas	-	-	-	-	-	-	-	3.544.923	-	(3.544.923)	-	-
Reintegro Anticipo Integración de Capital (Nota 2.10)	-	528.740	-	-	528.740	-	-	(116.078)	-	(2.304.735)	(1.892.073)	-
Retiro de Cooperativas	(3.198.986)	501.682	-	-	(2.697.304)	-	-	716.836	-	120.604	(1.859.864)	-
Ingreso de Cooperativas	1.818.454	(1.727.531)	-	-	90.923	-	-	-	-	-	90.923	-
Compromisos de Integración (Nota 12)	-	22.828.921	-	-	22.828.921	-	-	-	-	-	22.828.921	-
Movimiento de Cooperativas	20.606.771	(20.606.771)	-	-	-	-	-	-	-	-	-	-
Desafectación Neta de Depreciaciones y Bajas del Ejercicio	-	-	-	-	-	-	-	-	(8.906.370)	-	(8.906.370)	(7.016.679)
Movimiento Fondo Acción Social	-	-	-	-	-	-	190	-	-	-	190	189
Resultado del Ejercicio	-	-	-	-	-	-	-	-	-	(2.626.226)	(2.626.226)	(7.190.802)
Saldos al Cierre del Ejercicio	128.942.747	(22.798.913)	10.256.085	45.622.020	162.021.939	1.279.030	2.860	23.221.255	106.312.768	(7.524.922)	285.312.930	277.677.429

Las notas 1 a 13 y los apéndices I, II, III y IV que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 – F°8

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAÚL EMILIO FILIPPI
Gerente General

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 61 - Iniciado el 1 de Julio de 2000

Estado de Origen y Aplicación de Fondos (1)

(Expresado en Pesos)

Por el ejercicio finalizado el 30 de junio de 2001 comparativo con el ejercicio anterior

CONCEPTOS	2001	2000
Fondos al Inicio del ejercicio	7.488.722	1.397.164
Aumento de fondos	4.194.486	6.091.558
Fondos al Cierre del Ejercicio	11.683.208	7.488.722
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	659.150.046	665.097.857
Menos: Egresos pagados:		
Compras y Gastos de Fabricación	438.191.488	495.606.998
Gastos de Comercialización	102.060.306	97.971.781
Gastos de Administración	18.524.284	17.444.865
Resultados Financieros	38.927.374	28.667.953
	61.446.594	25.406.260
Más (Menos): Resultado Venta Servicios Internos	268.876	(654.924)
(Menos) Más: Otros egresos e ingresos (neto)	(2.433.712)	6.414.513
Aumento de fondos originados en las operaciones	59.281.758	31.165.849
Otras causas de orígenes de fondos		
Disminución de Inversiones Permanentes	-	11.198.754
Disminución de otros créditos	2.622.266	2.338.239
Total de orígenes de fondos	61.904.024	44.702.842
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso (2)	9.304.747	10.332.971
Aumento de cargos diferidos, bienes inmateriales y otros activos	3.959.850	1.479.178
Aumento de Inversiones Permanentes (3)	15.314.838	-
Movimientos de Cooperativas	1.801.150	-
Disminución de otras deudas	888.898	306.019
Disminución neta de deudas financieras	26.440.055	26.493.116
Total de aplicaciones de fondos	57.709.538	38.611.284
Aumento de fondos	4.194.486	6.091.558

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha de cierre del ejercicio.
(2) Netos de aumentos por 654.870 y 1.728.987 financiados con pasivos comerciales.
(3) Neto de aumentos por 13.876.695 financiados al 30 de junio de 2001 con otras deudas.

Las notas 1 a 13 y los apéndices I, II, III y IV que se acompañan son parte integrante de este estado.

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAUL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 – F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2001
COMPARATIVAS CON EL MISMO PERÍODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos)

1. Bases de presentación

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda en forma integral hasta el 31 de agosto de 1995, mediante la aplicación del método de reexpresión, en moneda constante establecido por la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.). A partir del 1° de setiembre de 1995, de acuerdo a lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores, la Sociedad Cooperativa discontinuó la aplicación del método manteniendo las reexpresiones registradas hasta dicha fecha.

Este criterio es aceptado por las normas contables profesionales en la medida que la variación en el índice de precios aplicable para la reexpresión no supere el 8 % anual. La variación de dicho índice en cada uno de los ejercicios cerrados a partir del 1° de setiembre de 1995, fue inferior al porcentaje mencionado.

2. Criterios de valuación

2.1. Disponibilidades, créditos y deudas

- En moneda nacional: a su valor nominal.
- En moneda extranjera: se convirtieron a los tipos de cambio vigentes al cierre de cada ejercicio aplicables para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados de cada ejercicio. Al cierre de cada ejercicio, las cuentas en moneda extranjera ascienden a:

Rubro	Tipo de Moneda	2001	2000
Activos Corrientes	US$	24.360.024	34.931.664
	Otros	3.066	4.114
Total		24.363.090	34.935.778
Pasivos Corrientes	US$	70.753.131	46.944.882
	Otros	26.658	18.979
Total		70.779.789	46.963.861
Pasivos No Corrientes	US$	111.040.799	161.597.186
	Otros	-	14.234
Total		111.040.799	161.611.420

Los créditos y deudas incluyen la porción devengada de los resultados financieros pertinentes hasta el cierre de cada ejercicio, habiéndose segregado los componentes financieros implícitos correspondientes.

La Sociedad Cooperativa ha tomado fondos para financiar las actividades de la sociedad controlada Integral Insumos S.C. Al 30 de junio de 2001 y 2000 los créditos que la Sociedad Cooperativa mantiene con dicha sociedad controlada por el mencionado concepto ascienden a 37.990.445 y 30.992.706, respectivamente, por los cuales ha recibido cheques de pago diferido, los que, de acuerdo a lo dispuesto por el Consejo de Administración de la Sociedad Cooperativa, serán afectados a la cancelación de las correspondientes deudas financieras. Dichas deudas financieras se exponen netas de los mencionados cheques de pago diferido. Al 30 de junio de 2001, los montos deducidos de la deuda financiera corriente y no corriente ascienden a 31.419.293 y 6.571.152 respectivamente. Al 30 de junio de 2000, el monto deducido de la deuda financiera no corriente asciende a 30.992.706.

La Sociedad Cooperativa mantiene el criterio de acumular las vacaciones devengadas y no gozadas de su personal en función al mayor costo por plus vacacional, calculado en base a las normas contables vigentes.

2.2. Inversiones corrientes

- Caja de ahorros y depósitos a plazo fijo: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada ejercicio.
- Títulos Públicos sin cotización: se valuaron a su valor técnico al cierre del ejercicio finalizado el 30 de junio de 2001.

2.3. Bienes de cambio

- Mercaderías: al 30 de junio de 2001 a su valor neto de realización y con anterioridad al menor valor entre el costo de reproducción y valor neto de realización al cierre de cada ejercicio.
- Producción en Proceso: al costo incurrido.
- Almacenes: al costo incurrido.
- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido.

El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

2.4. Inversiones no corrientes y otros pasivos por inversiones

- Participación en sociedades controladas y vinculadas: al valor patrimonial proporcional calculado sobre la base de estados contables al 30 de junio de 2001 y 2000, luego de eliminar los resultados entre estas sociedades, no trascendidos a terceros. Los criterios contables utilizados por las sociedades controladas son similares a los utilizados por la Sociedad Cooperativa controlante.
- Participación en entidades cooperativas y otras sociedades: al valor nominal con el límite del valor patrimonial proporcional al cierre de cada ejercicio.
- Títulos Públicos - Bonos Externos de la República Argentina: se valuaron a su valor neto de realización al cierre de cada ejercicio, se encuentran previsionados en su totalidad.
- Otros pasivos por inversiones: corresponde a la participación en inversiones permanentes que al 30 de junio de 2001 presentan patrimonio neto negativo, por lo que la participación de la Sociedad Cooperativa sobre el patrimonio de estas sociedades fue expuesta en el rubro "Otras deudas" del pasivo corriente. Dichas inversiones fueron valuadas de acuerdo con el método del valor patrimonial proporcional, en base a los estados contables de dichas sociedades a dicha fecha luego de eliminar los resultados entre estas sociedades, no trascendidos a terceros. Los criterios de valuación utilizados por las mencionadas sociedades fueron similares a los utilizados por la Sociedad Cooperativa.

El detalle de las inversiones no corrientes y los otros pasivos por inversiones al 30 de junio de 2001 y 2000, se expone a continuación:

Sociedad		Tipo	Participación Directa en el Capital	Participación Directa e Indirecta en el Capital	2001	2000
El Hornero		Sociedad Colectiva	99,500 %	99,500 %	-	84.806
Coop Publicidad		Sociedad Colectiva	90,000 %	99,950 %	50.403	48.034
Amplicampo Inversora		Sociedad Anónima	95,000 %	95,000 %	10.030.176	202.781
Tranlac		Sociedad Anónima	97,500 %	99,999 %	9.376	9.376
SanCor do Brasil		Sociedad de Responsabilidad Limitada	92,000 %	99,960 %	-	5.906.434
Integral Insumos		Sociedad Colectiva	98,000 %	99,990 %	304.500	2.303.022
Patrulla	(2)	Sociedad Colectiva	23,750 %	88,813 %	218.706	1.018.494
SanCor México		S.R.L. de Capital Variable	95,000 %	99,975 %	2.344	2.344
Unidos	(1)	Sociedad Anónima A.F.J.P.	-	-	-	1.940.611
Trayectoria	(1)	Sociedad Anónima	-	-	-	869.000
SanCor Medicina Privada	(1)	Sociedad Anónima	-	14,250 %	-	55.361
SanCor Seguros de Retiro	(1)	Sociedad Anónima	-	-	-	601.526
Prevención		Sociedad Anónima A.R.T.	11,000 %	11,000 %	1.890.670	1.550.736
Sodecar		Sociedad Anónima	50,000 %	77,403 %	7.865.012	7.777.926
Arla Foods Ingredients		Sociedad Anónima	50,000 %	50,000 %	16.225.371	-
Aproagro		Sociedad Anónima	-	95,000 %	-	-
Nobleplus		Sociedad Anónima	-	99,980 %	-	-
San Marco		Sociedad Anónima	-	99,505 %	-	-
Acciones de Cooperativas			-	-	2.957.480	2.821.458
Otras			-	-	611.479	590.884
Previsión para desvalorización de inversiones					(464.703)	(464.703)
Total de Inversiones No Corrientes					39.700.814	25.318.090
El Hornero		Sociedad Colectiva	99,500 %	99,500 %	(430.873)	-
SanCor do Brasil		Sociedad de Responsabilidad Limitada	92,000 %	99,960 %	(2.150.018)	-
SanCor Dairy Corporation		Sociedad Anónima	100,000 %	100,000 %	(120.804)	-
Total de Otros Pasivos por Inversiones					(2.701.695)	-

(1) Durante el ejercicio finalizado el 30 de junio de 2000, la Sociedad Cooperativa vendió parte de su participación en el grupo previsional y en SanCor Medicina Privada S.A., generando una ganancia de 6.353.756 y una pérdida de 215.675 respectivamente. Dichos resultados se exponen dentro del rubro Otros Ingresos (Egresos) Neto. Posteriormente, durante el ejercicio finalizado el 30 de junio de 2001 se concretó la venta del resto de la participación que la Sociedad Cooperativa mantenía en las mencionadas sociedades, generando una ganancia de 5.717.656 y una pérdida de 26.596 respectivamente, que se expone dentro del rubro Otros Ingresos (Egresos) Neto del estado de resultados a dicha fecha.

(2) Durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad Cooperativa vendió parte de su participación en Patrulla S.C. generando una ganancia de 1.486.130. Dicho resultado se expone dentro del rubro Otros Ingresos (Egresos) Neto. Esta operación produjo una reducción de la tenencia accionaria de la Sociedad Cooperativa, pasando a ser de 95 % a 23,75 %.

Las inversiones, netas de la previsión para desvalorización, consideradas en su conjunto, no superan su valor recuperable.

2.5. Bienes de uso

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1. Las vidas útiles y el valor residual fueron determinados por los peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posterio-

res, se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 de los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo reexpresado, de acuerdo a lo mencionado en la nota 1, menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada al cierre de cada ejercicio.

Durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad realizó una valuación técnica de ciertos bienes de uso ofrecidos en garantía para la emisión de la segunda serie de obligaciones negociables (floating rate notes), tal como se menciona en la nota 11. Dicha valuación técnica, realizada por un valuador independiente, ha arrojado como resultado una mayor expectancia de vida útil y un mejor factor de estado y conservación de los mencionados bienes. A partir de los nuevos elementos de juicio obtenidos, la Sociedad Cooperativa ha efectuado un cambio prospectivo de las vidas útiles determinadas individualmente para cada bien, y ha recalculado las cuotas de amortización del presente ejercicio a fin de alinearlas con el mencionado cambio de vidas útiles.

El valor de estos bienes, considerados en su conjunto, no supera su valor de utilización económica.

2.6. Bienes inmateriales

Al costo incurrido, menos la correspondiente amortización acumulada. El valor de estos bienes, considerados en su conjunto, no supera su valor de utilización económica.

2.7. Cargos diferidos

Gastos pagados por adelantado: al costo incurrido, menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.8. Otros activos

- Envases - Moldes: a su costo de reposición al cierre de cada ejercicio menos la correspondiente depreciación, calculada en función del desgaste estimado de los mismos.
- Envases - Resto: al menor valor entre el costo de reposición y el valor neto de realización al cierre de cada ejercicio.

El valor de estos bienes, considerados en su conjunto, no supera su valor de utilización económica.

2.9. Previsiones

- Para cuentas incobrables: cubre los créditos en gestión judicial sin garantías prendaria y/o hipotecaria, y otros créditos identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

  Al 30 de junio de 2001, la Sociedad Cooperativa mantiene ciertos saldos a cobrar vencidos por un valor aproximado de 6.000.000 sobre los que está llevando adelante negociaciones con los clientes para acelerar la velocidad de su recupero, confeccionando acuerdos de refinanciación en caso de ser necesario y obteniendo las garantías para asegurar el cumplimiento de dichas refinanciaciones. La previsión para cuentas incobrables no incluye cargos por los mencionados saldos, dado que en opinión de la Dirección de la Sociedad Cooperativa las negociaciones en curso, permitirán su recupero.

- Para desvalorización de inversiones: corresponde a la diferencia entre el valor de libros y el valor de recupero estimado de esos activos.

- Para juicios: cubre contingencias desfavorables originadas en situaciones existentes a la fecha de cierre de cada ejercicio, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. En dicha cuantificación se ha considerado el informe de los abogados.

2.10. Cuentas del Patrimonio Cooperativo Neto

Se encuentran expresadas en moneda de cierre de cada ejercicio, de acuerdo a lo mencionado en nota 1, excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

Ajustes de ejercicios anteriores: se incluyen los efectos del reconocimiento contable del régimen de retiro anticipado para el personal de la Sociedad Cooperativa, las modificaciones a los resultados de ejercicios anteriores efectuados en la sociedad controlada SanCor do Brasil S.R.L., y el recupero de crédito fiscal IVA en la Sociedad Cooperativa, los que se detallan a continuación:

- Régimen de retiro anticipado: comprende las compensaciones que la Sociedad Cooperativa pagará a los empleados que han sido incluidos en el programa de retiro anticipado de personal vigente. Hasta el cierre del ejercicio anterior la Sociedad Cooperativa seguía el criterio de cargar a los resultados del ejercicio los pagos efectuados durante el ejercicio. A partir del ejercicio finalizado el 30 de junio de 2001, la Sociedad Cooperativa decidió registrar, con efecto retroactivo, el pasivo por la totalidad de los beneficios pendientes de liquidación, los que fueron medidos sobre la base del valor descontado de la suma a pagar utilizando una tasa de descuento del 12 % anual. Dicho valor asciende a 6.920.000, de los cuáles 4.605.406 corresponden al ejercicio finalizado el 30 de junio de 2000 y el resto a años anteriores.

- SanCor Do Brasil S.R.L.: corresponde a modificaciones realizadas sobre los saldos de cuentas a cobrar al 30 de junio de 2000 por 2.898.840, relacionadas con el análisis de su recuperabilidad.

- Crédito fiscal por impuesto al valor agregado: a partir del período iniciado el 1° de enero de 2000 y con efecto retroactivo al inicio del ejercicio, la Sociedad Cooperativa ha incorporado modificaciones tendientes a mejorar el criterio de asignación de los créditos fiscales correspondientes al impuesto al valor agregado, a los efectos de su vinculación con las operaciones gravadas y no gravadas. Los estados contables por el ejercicio finalizado el 30 de junio de 2000, han sido modificados retroactivamente por efecto de estas circunstancias, lo que disminuyó la pérdida neta en 782.452 y aumentó los resultados acumulados al inicio de dicho ejercicio en 10.920.653. Posteriormente, durante el ejercicio finalizado el 30 de junio de 2001, la Sociedad Cooperativa ha sufrido un reclamo de la Administración Federal de Ingresos Públicos por la suma de 584.899 en relación al ajuste efectuado durante el ejercicio finalizado el 30 de junio de 2000. Este reclamo, fundado en que esta suma se encontraba prescripta al momento de realizarse el ajuste, fue aceptado por la Sociedad Cooperativa rectificando las posiciones del impuesto al valor agregado correspondientes. El mencionado monto fue registrado en los estados contables al 30 de junio de 2001 como un ajuste a los resultados acumulados al inicio del ejercicio.

La Sociedad Cooperativa dio efecto retroactivo a estos cambios sobre los estados contables al 30 de junio de 2000, presentados con propósitos comparativos.

2.11. Cuentas del estado de resultados

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada ejercicio (ventas, gastos de comercialización y administración, etc.) se computaron por su valor nominal.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada ejercicio.

Bajo la denominación de "Resultados Financieros" se exponen en forma conjunta, aquellas ganancias y costos financieros reales, discriminados en los generados por activos y por pasivos.

Conceptos	(Ganancia) Pérdida 2001	(Ganancia) Pérdida 2000
Resultados Financieros Generados por Activos		
- Intereses y Diferencias de Cambio	377.962	(195.026)
- Intereses Implícitos en Créditos	(8.956.281)	(7.289.390)
TOTAL GENERADO POR ACTIVOS	(8.578.319)	(7.484.416)
Resultados Financieros Generados por Pasivos		
- Intereses y Diferencias de Cambio	34.422.728	24.542.768
- Intereses Implícitos en Deudas	13.034.448	12.177.764
TOTAL GENERADO POR PASIVOS	47.457.176	36.720.532

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.
- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

3. Evolución de la cuenta ajuste del capital

Saldo al 30 de junio de 1993				11.412.001
Capitalización dispuesta por Asamblea General		Aumento del ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(1.134.717)	-	-	(1.134.717)
30/09/1994	(141.299)	1994	141.299	-
29/09/1995	(4.451.688)	1995	4.430.489	(21.199)
27/09/1996	(274.411)	1996	274.411	-
Saldo al 30 de junio de 2001				10.256.085

4. Apertura de colocaciones de fondos, créditos y pasivos

Plazo	Colocaciones de fondos	Créditos (1)	Pasivos: Deudas Financieras (2)	Pasivos: Otras Deudas (3)
Sin Plazo	2.362.606	59.908.901	-	316.028
Con Plazo				
- Vencido:				
Hasta tres meses	-	26.645.045	-	5.072.546
De tres a seis meses	-	5.813.677	-	983.962
De seis a nueve meses	-	3.215.363	-	56.079
De nueve a doce meses	-	1.965.288	-	-
De uno a dos años	-	163.803	-	-
De dos a tres años	-	3.254	-	-
De tres a cuatro años	-	53.604	-	-
Más de cuatro años	-	77.828	-	-
Total vencido	-	37.937.862	-	6.112.587
- A Vencer				
Hasta tres meses	-	85.404.590	17.463.671	148.371.224
De tres a seis meses	-	3.729.942	70.653.434	7.346.320
De seis a nueve meses	-	169.681	4.133.350	712.250
De nueve a doce meses	-	291.042	6.936.697	697.835
De uno a dos años	-	1.073.823	29.339.274	5.841.000
De dos a tres años	-	473.779	63.711.039	678.119
De tres a cuatro años	-	45.164	22.500.000	89.638
Más de cuatro años	-	6.442.776	-	129.331
Total a vencer	-	97.630.797	214.737.465	163.865.717
Total con plazo	-	135.568.659	214.737.465	169.978.304
Total	2.362.606	195.477.560	214.737.465 (4)	170.294.332

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables y los intereses implícitos en créditos.

(2) Incluye las deudas bancarias y financieras (Ver nota 2.1.).

(3) Incluye el pasivo total excluidas las deudas bancarias y financieras, las previsiones y los intereses implícitos en deudas.

(4) La tasa de interés promedio ponderada variable de las deudas financieras asciende a 0,99 % mensual. Dicho monto se expone antes del neteo de los cheques de pago diferido de Integral Insumos S.C. por 37.990.445 (Ver nota 2.1.).

5. Bienes de disponibilidad restringida y garantías otorgadas

La Sociedad Cooperativa tiene, al cierre del ejercicio, bienes, básicamente maquinarias e inmuebles, gravados con derechos reales por un valor de libros de 196.664.149 y 97.920.310 en garantía de pasivos financieros por 189.283.000 y 51.345.988 y comerciales por 768.295 (2000), para los ejercicios finalizados al 30 de junio de 2001 y 2000, respectivamente.

Los bienes en garantía y su valor de libros al 30 de junio 2001 y 2000 son los siguientes:

	Valor de Libros	
Conceptos	**2001**	**2000**
Maquinarias prendadas	95.780.462	61.199.235
Inmuebles hipotecados	90.063.737	36.721.075
Mercadería prendada	10.788.570	-
Marcas prendadas	31.380	-
Total	196.664.149	97.920.310

Adicionalmente la Sociedad Cooperativa, al 30 de junio 2001 ha otorgado garantías por 704.582 y había descontado en entidades financieras cheques recibidos de terceros y facturas emitidas a clientes por un valor de 15.607.192 y 18.296.611 respectivamente. La Sociedad Cooperativa es garante solidario de estas obligaciones, ante un eventual incumplimiento de los libradores o deudores.

6. Operaciones con entidades controladas y vinculadas

Los saldos, resultados y operaciones con las entidades controladas incluidas en la nota 2.4. son los siguientes:

Concepto		**2001**	**2000**
Activo Corriente			
Créditos por Ventas	(1)	11.328.243	17.207.005
Otros Créditos	(2)	17.842.846	2.684.788
Activo No Corriente			
Otros Créditos	(3)	5.203.688	18.049.066
Pasivo Corriente			
Deudas Comerciales	(4)	(4.665.944)	(4.702.543)
Otras Deudas	(5)	(11.629.535)	(3.732.191)
Resultados Financieros			
Ganancia (Pérdida)		-	302.924
Ventas de Bienes y Servicios	(6)	25.164.569	38.373.481
Comisiones/Bonificaciones: Ganancia		905.847	769.037
Gastos de Administración y Comercialización	(7)	4.285.700	4.352.853

(1) Incluye entre otras: "SanCor Do Brasil S.R.L." 10.075.507 y 16.216.132, "El Hornero S.C." 425.334 (2001) y "San Marco S.A." 482.296 y 629.805.

(2) Incluye entre otras: "El Hornero S.C." 13.043.984 y 1.699.904, "SanCor Do Brasil S.R.L" 3.036.673 y 468.082, "Amplicampo Inversora S.A." 266.600 (2001), "Integral Insumos S.C." 2.126 y 85.916, "Tranlac S.A" 220.583 (2001), "Coop Publicidad S.C." 310.051 (2001), y "San Marco S.A." 241.310 (2001).

(3) Incluye: "San Marco S.A." 5.203.688 y 18.049.066.

(4) Incluye entre otras: "Sodecar S.A." 3.923.865 y 3.748.455, "Patrulla S.C." 299.114 y 335.187, "San Marco S.A." 76.381 y 289.977, "Coop Publicidad S.C." 171.771 (2001), "Aproagro S.A." 192.891 (2001) e "Integral Insumos S.C." 211.392 (2000).

(5) Incluye entre otras: "Arla Foods Ingredients S.A." 8.775.000 (2001), "Integral Insumos S.C." 1.606.297 y 2.508.445, "Coop Publicidad S.C." 385.764 (2000), "Patrulla S.C." 245.998 y 293.663 y "Trayectoria S.C." 194.494 (2000).

(6) Incluye entre otras: "SanCor Do Brasil S.R.L." 24.504.813 y 37.274.765 e "Integral Insumos S.C." 656.748 y 1.096.578.

(7) Incluye: "Patrulla S.C." 3.282.326 y 3.288.140 e "Integral Insumos S.C." 1.003.374 y 1.032.213.

7. Restricción a la distribución de resultados del ejercicio

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos (egresos) neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

8. Compras y gastos de fabricación, administración, comercialización y otros ingresos y egresos

La composición de las compras y gastos al cierre del ejercicio es la siguiente:

Concepto	Compras y gastos de fabricación	Gastos de Administración	Gastos de Comercialización	Total 2001	Total 2000
Materia Prima	279.011.982	-	-	279.011.982	303.652.221
Mano de Obra	57.185.246	9.845.601	20.266.229	87.297.076	95.787.349
Fletes y Traslados	12.525.098	1.240.876	36.773.319	50.539.293	62.362.584
Envases y Embalajes	60.968.398	-	145.172	61.113.570	67.101.612
Depreciación Bienes de Uso (1)	15.298.384	518.108	1.353.992	17.170.484	22.144.511
Conservación Bienes de Uso	6.521.656	23.387	573.778	7.118.821	8.356.287
Combustibles y Energía Eléctrica	11.365.065	39.935	697.657	12.102.657	11.549.732
Publicidad, Promoción y Otros	-	2.134.278	22.112.772	24.247.050	17.217.042
Impuestos	5.592.613	442.011	3.994.257	10.028.881	6.304.811
Otros Servicios	822.064	953.807	2.301.014	4.076.885	4.282.861
Servicios Contratados a 3º	13.314.653	918.797	10.846.098	25.079.548	27.874.143
Otros	26.979.591	639.139	12.071.363	39.690.093	34.248.806
Total 2001	489.584.750	16.755.939	111.135.651	617.476.340	-
Total 2000	535.450.420	17.137.335	108.294.204	-	660.881.959

(1) Neto de la desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

Por otra parte, la composición de los otros ingresos (egresos) neto al cierre de cada ejercicio es la siguiente:

Conceptos	Ganancia (Pérdida) 2001	2000
Ingresos:		
Resultado Venta de Bienes de Uso	143.076	514.884
Resultado por disposición de Participaciones en otras Entidades	7.177.190	6.138.081
Resultado Venta Almacenes y Material Rezago	142.401	41.288
Egresos:		
Indemnizaciones al personal	(2.082.299)	
Consignaciones	(183.162)	131.269
Servicios y Obras a Cooperativas	(190.804)	(39.575)
Diversos	(1.040.967)	(7.402.641)
TOTAL OTROS INGRESOS (EGRESOS) NETO	3.965.435	(616.694)

9. Obligaciones negociables

La Sociedad Cooperativa emitió el 7 de noviembre de 1996 la primera serie de obligaciones negociables por un valor nominal de US$ 50 millones, la que se amortizará en un solo pago a su vencimiento, el 7 de noviembre de 2001.

El precio de emisión fue del 99.5865% del valor nominal y los intereses se devengan desde la fecha de emisión y hasta la fecha de vencimiento, a una tasa del 11% nominal anual, pagaderos en forma semestral vencida el 7 de mayo y el 7 de noviembre de cada año.

Los fondos obtenidos por dicha emisión, fueron aplicados en los siguientes conceptos:

Concepto	US$	Fecha
Financiación capital de trabajo	10.000.000	07-11-96
Cancelación de deuda y sus intereses	1.980.798	29-11-96
Rescate final y pago de intereses de Obligaciones Negociables	29.174.952	02-12-96
Financiación capital de trabajo	8.000.000	16-12-96
Comisión de arrangement	75.000	26-12-96
Total fondos netos recibidos de la emisión	49.230.750	07-11-96

La Sociedad Cooperativa mediante la Asamblea Ordinaria de Delegados de fecha 24 de setiembre de 1999, dispuso un aumento a US$ 300 millones del monto máximo en circulación del Programa mencionado precedentemente, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie y de la segunda, mencionada en la nota 11, con prendas e hipotecas reales sobre ciertos activos, tal como se indica en la nota 5.

Las cláusulas del programa de emisión de las obligaciones negociables de ambas series, obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales son calculados trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario especificando dicho incumplimiento y solicitando su reparación, ubica a la Sociedad Cooperativa en situaciones de incumplimiento y el Fiduciario o los Tenedores de al menos un 25% del valor nominal de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

A efectos de cumplimentar la amortización de las mencionadas obligaciones negociables y otros compromisos financieros a vencer en los próximos meses, la Sociedad Cooperativa prevee la aplicación de los recursos a ser provistos por: (a) parte de la integración de los saldos pendientes de capitalización a realizar por las cooperativas asociadas mediante el uso de la línea específica de préstamos del Banco de la Nación Argentina descripta en la nota 12, (b) la extensión de 30 días en el plazo de pago a las cooperativas asociadas por la producción entregada, (c) nuevos créditos por descuentos de cheques de terceros y facturas, (d) el uso de líneas crediticias aprobadas para prefinanciación de exportaciones no utilizadas a la fecha, (e) nuevas líneas de créditos en proceso de negociación, (f) la asistencia de sociedades controladas, (g) fondos provenientes del flujo de las operaciones, y (h) la realización de ciertos activos. En opinión de la Dirección de la Sociedad Cooperativa,

dichas medidas serán suficientes para cumplimentar las obligaciones mencionadas.

10. Préstamo de la International Finance Corporation

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por US$ 70,0 millones, el que fue destinado a la financiación parcial del Plan de Inversiones de la Sociedad Cooperativa por el período 1995-1999.

Las características principales del crédito son las siguientes:

- Línea A: US$ 20,0 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.
- Línea B: US$ 30,0 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.
- Línea C: US$ 20,0 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El crédito está cubierto por garantías reales en una relación 1,5:1,0 y la provisión de ciertos seguros adicionales. Los intereses del crédito son calculados en base a tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Al 30 de junio de 2001 la deuda asciende a US$ 33,0 millones, incluyéndose US$ 5,5 millones y US$ 27,5 millones en el rubro deudas financieras corrientes y no corrientes respectivamente.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a aplicar los fondos comprometidos al plan de inversiones aprobado, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos y otorgamiento de préstamos financieros a terceros, etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitar la cancelación anticipada del saldo de deuda.

11. Floating Rate Notes

Con fecha 27 de julio de 2000 la Sociedad Cooperativa ha emitido la segunda serie de obligaciones negociables denominadas "floating rate notes", por un monto de US$ 94,8 millones correspondientes al Programa para la emisión de Obligaciones Negociables de la Sociedad Cooperativa elevado a US$ 300 millones según se menciona en la nota 9.

En esta oportunidad el precio de la emisión se realizó a la par, el interés se calcula de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos, tal como se detalla en la notas 5 y 9.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000, de acuerdo al siguiente detalle:

Concepto	US$
Citibank N.A.	15.000.000
Rabobank International	15.000.000
Banco Río de la Plata S.A.	15.000.000
Banco de la Nación Argentina	15.000.000
Banca Nazionale del Lavoro S.A.	6.500.000
Banco de la Provincia de Buenos Aires	6.100.000
Banco Societé Generale S.A.	5.000.000
Vereins-Un Westbank AG	4.000.000
Banco del Suquía S.A.	3.100.000
Banco de Galicia y Buenos Aires S.A.	3.050.000
Banco Sudameris Argentina S.A.	3.050.000
Banco de la Ciudad de Buenos Aires	2.000.000
Banco General de Negocios S.A.	1.000.000
Nuevo Banco de Santa Fe S.A.	1.000.000
Fondos recibidos de la Emisión	94.800.000

Las cláusulas del programa de emisión de las obligaciones negociables de ambas series obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

12. Integración de capital suscripto

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. Dado que en junio de 2002 se concentra una significativa porción de los vencimientos para integrar el capital suscripto, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina una línea de crédito por US$ 25.000.000 amortizable mensualmente en un plazo de 5 años, a favor de las cooperativas asociadas, para cumplir con la integración de los aportes de capital suscriptos.

Para garantizar el pago del mencionado préstamo, (a) la Sociedad Cooperativa retendrá a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) se constituyó una prenda flotante con registro en primer grado sobre stocks de productos de la Sociedad Cooperativa con un margen de garantía del 150%, y (c) la Sociedad Cooperativa se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

Al 30 de junio de 2001, el capital suscripto pendiente de integración asciende a 45.627.834, de los cuales 15.460.939 fueron integrados con posterioridad al cierre del ejercicio por las cooperativas primarias haciendo uso de la línea de crédito mencionada en el primer párrafo y 7.367.982 tienen las líneas de crédito conformadas por el Banco de la Nación Argentina o están realizando los trámites finales ante la mencionada institución bancaria.

La Sociedad Cooperativa tiene como criterio exponer los saldos pendientes de integración en el patrimonio neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración. Por tanto, los saldos integrados con posterioridad al cierre del ejercicio y los saldos de cooperativas primarias que a la fecha de emisión de este documento tienen aprobadas las líneas de créditos del Banco de la Nación Argentina, los que suman 22.828.921, se exponen al 30 de junio de 2001 como "Otros créditos corrientes", y los saldos no integrados que no reúnen los requisitos anteriores cuyo importe asciende a 22.798.913 a esa fecha, se mantienen en la cuenta "Asociados Suscriptores" regularizando la cuenta "Capital Suscripto".

13. Convenio de Adhesión entre SanCor C.U.L. y Asociación Unión Tamberos Cooperativa Limitada (A.U.T.)

Con fecha 11 de julio de 2001, SanCor C.U.L. y A.U.T. suscribieron un Convenio de Adhesión de ésta a la primera, el que tendrá efecto entre las partes al cumplimiento por parte de las mismas de una serie de condiciones antes del 15 de octubre de 2001, entre las cuales figuran: la celebración de una asamblea ordinaria de asociados en SanCor C.U.L. que tenga por objeto la consideración de una reforma estatutaria referente a la participación política de A.U.T. y preste conformidad a la transferencia de activos y pasivos de ésta a SanCor C.U.L. para la integración de los saldos de suscripción, la aprobación por la autoridad competente de Defensa de la Competencia y la suscripción de un acuerdo marco entre las partes y los accionistas de Milkaut S.A.

El Convenio de Adhesión implica la suscripción de A.U.T. de 21.186.662 nuevas cuotas sociales de 1 cada una cuya integración sería realizada del siguiente modo: 5 % a la fecha de firma del convenio, el 66,66 % a más tardar el 15 de octubre de 2001 mediando la transferencia de activos, compuestos principalmente por tenencias accionarias directas e indirectas mayoritarias en Milkaut S.A., la transferencia de una marca de propiedad de SanCor C.U.L., y pasivos de A.U.T. en montos que están sujetos a la aprobación de la asamblea ordinaria según lo indicado en el párrafo anterior, y el 28,24 % restante dentro de los cinco años de la firma del Convenio de Adhesión.

El valor aproximado de los activos que recibiría SanCor C.U.L. es de 61.100.000, y el valor de los pasivos a recibir de A.U.T., neto de la transferencia de la marca mencionada en el punto anterior, sería de aproximadamente 12.000.000.

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAÚL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 – F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

Evolución de los Bienes de Uso

(Expresado en Pesos)

Por el ejercicio finalizado el 30 de junio de 2001 comparativo con el ejercicio anterior

CONCEPTOS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES					
							DEL PERIODO				
	SALDO AL COMIENZO DEL EJERCICIO	AUMENTOS	DISMINU-CIONES	TRANSFE-RENCIAS	SALDO AL CIERRE DEL EJERCICIO	ACUMULADAS AL COMIENZO DEL EJERCICIO	AUMENTOS	DISMINU-CIONES	ACUMULADAS AL CIERRE DEL EJERCICIO	VALOR NETO RESULTANTE 2001	VALOR NETO RESULTANTE 2000
Terrenos	6.564.568	-	(24.272)	-	6.540.296	-	-	-	-	6.540.296	6.564.568
Edificios	152.214.595	179.072	(134.859)	1.027.219	153.286.027	44.049.316	4.439.436	(51.783)	48.436.969	104.849.058	108.165.279
Cercos e instalaciones	14.062.475	79.813	(130.587)	126.612	14.138.313	4.606.346	493.507	(60.670)	5.039.183	9.099.130	9.456.129
Maq. e instalaciones	271.719.289	1.048.330	(5.876.960)	6.145.780	273.036.439	145.155.503	13.337.021	(3.053.383)	155.439.141	117.597.298	126.563.786
Herramientas en uso	529.035	13.913	(9.200)	158	533.906	421.442	36.940	(8.601)	449.781	84.125	107.593
Muebles y utiles	8.105.547	100.775	(129.117)	70.542	8.147.747	5.132.643	528.808	(119.166)	5.542.285	2.605.462	2.972.904
Rodados	3.860.418	50.777	(667.753)	10.251	3.253.693	2.080.725	113.374	(555.247)	1.638.852	1.614.841	1.779.693
Eq. computacion propios	5.353.731	683.877	(643.825)	(49.142)	5.344.641	4.375.716	988.559	(748.843)	4.615.432	729.209	978.015
Bienes de uso en comodato	1.580.811	6.757	(1.453.402)	(2.693)	131.473	1.468.993	11.943	(1.454.615)	26.321	105.152	111.818
Eq. de comp. en comodato	-	-	-	113.109	113.109	-	2.090	108.683	110.773	2.336	-
Bienes de uso en leasing	4.641.691	36.790	-	13.317	4.691.798	1.042.483	467.517	-	1.510.000	3.181.798	3.599.208
Bienes de uso en leasing rod.	-	799.848	-	-	799.848	-	41.132	-	41.132	758.716	-
Maq. ley 24402 y res.502/95	33.837.070	-	-	-	33.837.070	11.415.968	2.457.170	-	13.873.138	19.963.932	22.421.102
Obras en curso	7.926.693	6.959.665	-	(7.455.153)	7.431.205	-	-	-	-	7.431.205	7.926.693
Obras en curso resol. 502/95	-	-	-	-	-	-	-	-	-	-	-
Bienes de uso resol. 502/95	8.929.031	-	-	-	8.929.031	1.783.197	942.308	-	2.725.505	6.203.526	7.145.834
Totales 2001	519.324.954	9.959.617	(9.069.975)	-	520.214.596	221.532.332	23.859.805	(5.943.625)	239.448.512	280.766.084	-
Totales 2000	513.919.463	12.061.958	*(6.656.467)*	-	519.324.954	197.950.664	27.812.334	*(4.230.666)*	221.532.332	-	297.792.622
			(A)				(B)	(A)			

(A) - Incluye 2.217.049 (2001) y 1.348.856 (2000) de Desafectación de la Reserva Revalúo Técnico por Bajas del Ejercicio

(B) - Incluye 6.689.321 (2001) y 5.667.823 (2000) de Mayor Amortización Técnica

RUBEN DARIO ECHAVARRI
Presidente Comisión Fiscalizadora

RAUL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8

ORESTE JOSE MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 105

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 61 - Iniciado el 1 de Julio de 2000

Evolución de las Previsiones, Reservas y Fondos

(Expresado en Pesos)

Por el ejercicio finalizado el 30 de junio de 2001

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINU-CIONES	AUMENTOS	SALDOS AL CIERRE DEL EJERCICIO	REFERENCIAS SOBRE DISMINUCIONES	REFERENCIAS SOBRE AUMENTOS
PREVISIONES						
Deducidas del Activo:						
Para Cuentas Incobrables	7.793.474	219.684	3.887.494	11.461.284	Consumo y/o recupero	Análisis individual de recuperabilidad (Nota 2.9)
Para Desv. de Inversiones	464.703	-	-	464.703		
	8.258.177	219.684	3.887.494	11.925.987		
Incluidas en el Pasivo:						
Autoseguro de Carga	281.556	653.648	372.092	-	Cubiertas por Pólizas	Porcentaje sobre fletes abonados (Nota 2.9)
Autoseguro de Incendios	250.000	250.000		-	Cubiertas por Pólizas	
Autoseguro Robo de Dinero	72.734	72.734	-	-	Cubiertas por Pólizas	
Autoseguro Flotas	6.803	83.355	76.552	-	Cubiertas por Pólizas	Porcentaje sobre servicios internos (Nota 2.9)
Previsión Juicios	8.266.621	2.932.773	2.581.519	7.915.367	Absorción por acuerdos extrajudiciales	Cálculo sobre litigios laborales según informes de asesores legales (Nota 2.9).
	8.877.714	3.992.510	3.030.163	7.915.367		
TOTAL	17.135.891	4.212.194	6.917.657	19.841.354		
RESERVAS Y FONDOS						
Legal	1.279.030	-	-	1.279.030		
Acción Asist. y Laboral	2.670	-	190	2.860		Intereses y recuperos de préstamos otorgados al personal
Especial (Art. 42 Ley 20.337)	19.075.574	-	4.145.681	23.221.255		Absorción rdo. Ejercicio 99/00 (301.249) Otros ingresos netos Ej. 99/00 y recupero Ej.98/99 3.846.172 Retiro de Cooperativas 600.758
Revalúo Técnico	115.219.138	8.906.370	-	106.312.768	Desafectación por depreciación y bajas de bienes de uso	
TOTAL	135.576.412	8.906.370	4.145.871	130.815.913		

RUBEN DARIO ECHAVARRI
Presidente Comisión Fiscalizadora

RAUL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Planilla de Datos Estadísticos

(Expresado en Pesos)

DENOMINACION DE LA COOPERATIVA:	SanCor Cooperativas Unidas Limitada.
ACTIVIDAD PRINCIPAL:	Elaboración y Comercialización de Productos Lácteos.
MATRICULA:	I.N.A.E.S. Nro. 772.
DOMICILIO:	Tte. Gral. Richieri Nro. 15 - Sunchales (Santa Fe).
EJERCICIO CERRADO EL:	30 de junio de 2001.
NUMERO DE ASOCIADOS:	84 Cooperativas
CAPITAL SUSCRIPTO:	128.942.747
CAPITAL INTEGRADO:	83.314.913
RESERVAS:	Legal: 1.279.030 - Revalúo Técnico: 106.312.768
RESULTADO:	2.626.226

VENTAS :

Manteca:	44.941.434
Cremas Heladas:	2.516.602
Quesos:	206.175.292
Dulce de Leche:	19.236.021
Leche Pasteurizada:	53.916.505
Crema Pasteurizada:	35.854.451
Yogur:	47.194.996
Suero de Queso en Polvo:	3.303.442
Mayonesa y Salsa Golf:	6.294.898
Jugos:	866.572
Leche en Polvo:	114.305.028
Cereales Lacteados:	1.013
Leche U.A.T Blanca:	116.566.170
Flanes y Postres:	9.041.720
Leche Fluida:	11.867.465
Leche U.A.T. Saborizada:	3.841.161
Diversos:	4.659.336

DENOMINACION DE LA ENTIDAD COOPERATIVA DE GRADO SUPERIOR A LA QUE SE ENCUENTRA ASOCIADA: CONINAGRO.

RUBÉN DARIO ECHAVARRI
Presidente Comisión Fiscalizadora

RAUL EMILIO FILIPPI
Gerente General

Firmado a efectos de su identificación con nuestro Informe de fecha 06-09-01
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 - F°8

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Informe del Auditor

A los Señores Consejeros de
SANCOR COOPERATIVAS UNIDAS LIMITADA:

1. Hemos auditado los estados de situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA al 30 de junio de 2001 y 2000 y los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de origen y aplicación de fondos por los ejercicios terminados en esas fechas, las notas 1 a 13 y los apéndices I a IV. Asimismo, hemos auditado los estados de situación patrimonial consolidados de SANCOR COOPERATIVAS UNIDAS LIMITADA y sus sociedades controladas al 30 de junio de 2001 y 2000 y los correspondientes estados de resultados y de origen y aplicación de fondos por los ejercicios terminados en esas fechas, que se exponen como información complementaria en el apéndice IV a los estados contables antes citados. Dichos estados contables son responsabilidad de la Dirección de la Sociedad Cooperativa. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestras auditorías.

2. Excepto por lo indicado en el párrafo 3, nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objeto de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, los elementos de juico que respaldan la información expuesta en los estados contables, asi como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Sociedad Cooperativa y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestras auditorías y el informe del profesional independiente mencionado en el párrafo 4, nos brindan una base razonable para fundamentar nuestra opinión.

3. No hemos auditado ni aplicado procedimientos de auditoría sobre los estados contables de las sociedades controladas Integral Insumos S.C., El Hornero S.C., SanCor do Brasil S.R.L., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, Patrulla S.C., Tranlac S.A., San Marco S.A., Aproagro S.A. y Nobleplus S.A., al 30 de junio de 2001 y 2000, y Unidos S.A. A.F.J.P., Trayectoria S.A., y SanCor Seguros de Retiro S.A. al 30 de junio de 2000, por lo cual no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas, que (a) involucran inversiones por $7.911.467 y $13.039.445, cuentas por cobrar (registradas según lo indicado en la nota 2.1 a los estados contables) y pasivos por un importe neto de $66.524.454 y $64.233.051, y resultados con sociedades controladas por $3.925.722 (pérdida) y $2.453.970 (ganancia), en los estados contables individuales al 30 de junio de 2001 y 2000, respectivamente, y (b) representan el 17%, 19%, 7%, y 34% al 30 de junio de 2001, y el 14%, 14%, 10%, y 26% al 30 de junio de 2000, de los activos, pasivos, ingresos por ventas y resultado operativo consolidados, respectivamente.

4. Tal como se indica en la nota 2.5 a los estados contables, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, en base a tasaciones efectuadas por un experto independiente. Nuestra opinión, en lo que se refiera a los montos revaluados, se basa en el informe de dicho experto.

5. De acuerdo a lo mencionado en la nota 2.9 a los estados contables, la Sociedad Cooperativa tiene cuentas por cobrar al 30 de junio de 2001, por un valor de libros de aproximadamente $6.000.000, cu-

ya recuperabilidad depende del éxito de las negociaciones encaradas con los respectivos clientes.

6. Tal como se indica en la nota 2.3 a los estados contables adjuntos, la Sociedad Cooperativa ha modificado durante el ejercicio corriente el criterio de valuación de sus productos terminados, los que al 30 de junio de 2001, se encuentran valuados a su valor neto de realización. Si dichos productos hubieran sido valuados al menor importe entre su costo de reproducción y su valor neto de realización, siguiendo el criterio aceptado por las normas contables profesionales vigentes en Argentina, y aplicado al 30 de junio de 2000, el valor de libros de los bienes de cambio al 30 de junio de 2001 debería haberse reducido, y el costo de ventas del ejercicio terminado en dicha fecha debería haberse incrementado en aproximadamente $13.800.000.

7. En nuestra opinión, basada en nuestras auditorías, y en el informe del perito independiente mencionado en el párrafo 4, excepto por la limitación en el alcance descripta en el párrafo 3, sujeto a la resolución de la incertidumbre mencionada en el párrafo 5, y excepto por el efecto sobre los estados contables al 30 de junio de 2001 de la registración indicada en el párrafo 6, los estados contables adjuntos presentan razonablemente en todos sus aspectos significativos, la situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA y la situación patrimonial consolidada de SANCOR COOPERATIVAS UNIDAS LIMITADA con sus sociedades controladas al 30 de junio de 2001 y 2000, y los respectivos resultados de sus operaciones y sus orígenes y aplicaciones de fondos por los ejercicios terminados en esas fechas, de conformidad con las normas contables profesionales vigentes en Argentina, y la Resolución N° 615 del Instituto Nacional de Acción Cooperativa y Mutual adecuada a las normas pertinentes de la Comisión Nacional de Valores.

8. En cumplimiento de disposiciones legales vigentes y de la Bolsa de Comercio de Buenos Aires, informamos que:

a) Los estados contables adjuntos, se encuentran asentados en el libro Inventario y Balances.
b) Los estados contables de SANCOR COOPERATIVAS UNIDAS LIMITADA surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes en Argentina.
c) Al 30 de junio de 2001, según surge de los registros contables de la Sociedad Coopertiva la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones asciende a $1.406.729, no siendo exigible a esa fecha.
d) Al 30 de junio de 2001, según surge de los registros contables de la Sociedad Coopertiva la deuda devengada en concepto del Impuesto a los Ingresos Brutos a favor de la Administración Provincial Impositiva asciende a $67.784, no siendo exigible a esa fecha.

Sunchales, 6 de septiembre de 2001.

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T° 1 - F° 8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 - F° 103

Consejo Profesional de Ciencias Economicas
de la Ciudad Autonoma de Buenos Aires

Consejo Profesional de Ciencias Economicas
de la Ciudad Autonoma de Buenos Aires

Nº E 305188

Buenos Aires, 10/10/2001 05 0 T. 47 Legalización Nº 316282

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este **CONSEJO PROFESIONAL** por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 6/ 9/2001 en BALANCE de fecha 30/ 6/2001 perteneciente a SANCOR COOPERATIVAS UNIDAS LTDA. para ser presentada ante que se corresponde con la que el Dr. COLOMBO ENRIQUE JORGE 20-0 tiene registrada en la matrícula CP Tº 0113 Fº 103 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal de la firma y que signa en carácter de socio de: PISTRELLI, DIAZ Y ASOC. Soc. Tº Fº

lap 285312.9

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACION.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA DE BUENOS AIRES

DR. NORBERTO VIDAL
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

Informe de la Comisión Fiscalizadora

A las cooperativas adheridas:

Durante este 61° ejercicio económico, hemos concurrido regularmente a las reuniones del Consejo de Administración, de sus Comisiones Internas y de otras creadas para el tratamiento de temas especiales. Asimismo, se han realizado diversas verificaciones tendientes a velar por el adecuado funcionamiento de la cooperativa.

En este sentido, hemos visitado distintas unidades de gestión y realizado controles y análisis de variados aspectos, requiriendo en todos los casos la información que estimamos necesaria.

A partir de la tarea realizada, podemos opinar que lo actuado por los órganos directivos y ejecutivos de la empresa se ajusta a los estatutos, reglamentos y disposiciones legales vigentes.

Habiendo examinado la Memoria, el Estado de Situación Patrimonial, los Estados de Resultados y de Origen y Aplicación de Fondos, Anexos y Notas Complementarias correspondientes al ejercicio económico comprendido entre el día 1° de julio de 2000 y el 30 de junio de 2001, que el Consejo de Administración presenta a consideración de la Asamblea, vertimos nuestra opinión favorable sobre los mismos y aconsejamos su aprobación.

El ejercicio ha transcurrido en un contexto de permanente recesión económica, con un decrecimiento de la producción primaria nacional y de nuestra empresa, y con un elevado grado de competencia en el mercado local.

En este marco queremos destacar el gran esfuerzo que productores, cooperativas primarias y personal realizan, permitiendo el fortalecimiento de SanCor, de cara al futuro.

Atentamente.

Sunchales (Santa Fe), 6 de septiembre de 2001.

RUBEN DARIO ECHAVARRI
Presidente Comisión Fiscalizadora

Ratificación de Firmas Litografiadas

Por la presente ratificamos nuestras firmas que obran litografiadas en las hojas que anteceden.

ORESTE JOSÉ MANRIQUE
Presidente

ENRIQUE FRANCISCO BARUFALDI
Secretario

JORGE OSVALDO DRUETTA
Tesorero

EMILIO GERARDO WALTER
Prosecretario

RUBÉN DARÍO ECHAVARRI
Presidente Comisión Fiscalizadora

RAÚL EMILIO FILIPPI
Gerente General

Ratificación de Firma Litografiada

Por la presente ratifico mi firma que obra litografiada en las hojas que anteceden desde la página 42 hasta la página N° 68.

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. T°1 – F°8

ENRIQUE J. COLOMBO
Socio
Contador Público U.C.A.
C.P.C.E.C.F. T° 113 – F° 103

Indice

2.- Domicilios.

4.- Consejo de Administración y Comisión Fiscalizadora.

5.- Convocatoria.

8.- Situación del sector lácteo.

10.- Labor de nuestra organización.

32.- Evolución de las empresas controladas.

36.- Perspectivas de nuestra lechería.

40.- Palabras Finales.

42.- Estado de Situación Patrimonial Consolidado.

44.- Estado de Resultados Consolidados.

45.- Estado de Origen y Aplicación de Fondos Consolidado.

46. Nota a los Estados Contables Consolidados.

48.- Estado de Situación Patrimonial.

50.- Estado de Resultados.

51.- Estado de Evolución del Patrimonio Cooperativo Neto.

52.- Estado de Origen y Aplicación de Fondos.

53.- Nota a los Estados Contables.

66.- Evolución de los Bienes de Uso.

67.- Evolución de las Previsiones, Reservas y Fondos.

68.- Planilla de Datos Estadísticos.

69.- Informe del Auditor.

71.- Informe de la Comisión Fiscalizadora.

73.- Ratificación de Firmas Litografiadas, Consejeros y Funcionarios.

74.- Ratificación de Firma Litografiada, Auditor Externo.

SanCor

SanCor Cooperativas Unidas Ltda.

Administración Central

Tte. Gral. Richieri 15 / S2322FYA Sunchales
Provincia de Santa Fe / República Argentina
Tel. 54 3493 428000 / Fax 54 3493 421158
Centro de Atención al Consumidor: 0800 77 SANCOR (726267)
ceac@sancor.com.ar
web site: www.sancor.com